    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1997.

                                                       Registration No. 333-
----------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   CANMAX INC.
             (Exact name of registrant as specified in its charter)

     WYOMING                          7373                   75-2461665
  (State or other               (Primary Standard          (I.R.S. Employer
  jurisdiction of           Industrial Classification   Identification Number)
   incorporation or                Code Number)
   organization

                150 WEST CARPENTER FREEWAY                                           PHILIP M. PARSONS
                   IRVING, TEXAS  75039                                EXECUTIVE VICE PRESIDENT/CHIEF FINANCIAL OFFICER
                      (972) 541-1600                                                    (972) 541-1600
     (Address, including zip code, and telephone number,               (Address, including zip code, and telephone number,
including area code, of registrant's principal executive office)          including area code, of agent for service)

                             --------------------

                               WITH COPIES TO:
  WILLIAM L. RIVERS, ESQ.                      IRWIN F. SENTILLES, III, ESQ.
      ARTER & HADDEN                            GIBSON, DUNN & CRUTCHER LLP
1717 MAIN STREET, SUITE 4100                   1717 MAIN STREET, SUITE 5400
   DALLAS, TEXAS  75201                            DALLAS, TEXAS  75201
      (214) 761-2100                                  (214) 698-3100

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon the effective time of the proposed merger (the "Merger") of Auto-Gas Systems, Inc., a Delaware corporation ("AGSI") with and into Canmax Retail Systems, Inc., a Texas corporation and a wholly owned subsidiary of the Registrant ("CRSI"), as described in the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of June 16, 1997 between the Registrant, CRSI and AGSI, attached as Appendix A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

                                  CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
  Title of each Class of                                                                                            Amount of
     Securities to be                                        Proposed Maximum            Proposed Maximum         Registration
        Registered          Amount to be Registered     Offering Price Per Share    Aggregate Offering Price           Fee
--------------------------------------------------------------------------------------------------------------------------------
     Common Stock, no
    par value per share            6,700,000                     N/A                       N/A                    $2,500 (1)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) The registration fee has been computed on the basis of the June 30, 1997 book value of the AGSI securities to be exchanged in the Merger ($8,248,692) pursuant to Rule 457(f)(2).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

------------------------------------------------------------------------------

                               [CANMAX LETTERHEAD]

                               _____________, 1997

Dear Stockholder:

     You are cordially invited to attend the special meeting of stockholders (the "Special Meeting") of CANMAX INC., a Wyoming corporation ("Canmax"), which will be held on _____________, 1997 at _____ a.m., local time at
_______________________.

     At this important Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of June 16, 1997 (the "Merger Agreement"), among Canmax, Auto-Gas Systems, Inc., a Delaware corporation ("AGSI"), and Canmax Retail Systems, Inc., a Texas corporation and wholly-owned subsidiary of Canmax ("CRSI"), pursuant to which AGSI will merge with and into CRSI (the "Merger"), and the related issuance of up to 6.7 million shares (the "Merger Shares") of Canmax common stock, no par value per share ("Canmax Common Stock").

     THE MERGER IS MORE COMPLETELY DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS, AND A COPY OF THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A THERETO.

     AT THE DIRECTORS' MEETING HELD TO CONSIDER THE PROPOSED MERGER AND THE ISSUANCE OF THE MERGER SHARES, THE DIRECTORS OF CANMAX CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AS BEING IN THE BEST INTERESTS OF CANMAX AND ITS STOCKHOLDERS. THE CANMAX BOARD OF DIRECTORS RECOMMENDS THAT THE CANMAX STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND RELATED ISSUANCE OF SHARES OF CANMAX COMMON STOCK.

     Rauscher Pierce Refsnes, Inc., Canmax's financial advisor, has rendered an opinion to the Board of Directors that the proposed Merger and Merger Agreement is fair to the stockholders of Canmax from a financial point of view as of the date of such opinion. The analysis, support and limitations of this opinion are discussed in the enclosed Joint Proxy Statement/Prospectus and the opinion is attached as Appendix B thereto.

     Pursuant to Wyoming law, the stockholders of Canmax who object to the Merger Agreement or issuance of the Merger Shares will not be afforded appraisal rights or the right to receive cash for their shares of Canmax Common Stock.

     The enclosed Joint Proxy Statement/Prospectus sets forth information, including financial data, relating to Canmax and AGSI and describes the terms and conditions of the Merger. The Board of Directors of Canmax requests that you carefully review these materials before completing the enclosed Proxy Card. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY A CANMAX STOCKHOLDER WILL BE DEEMED TO BE A VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND RELATED ISSUANCE OF THE MERGER SHARES.

     Should you require assistance in completing your Proxy Card or if you have any questions about the voting procedure or the accompanying Joint Proxy Statement/Prospectus, please feel free to contact Canmax at 150 West Carpenter Freeway, Irving, Texas 75039 (telephone: (972) 541-1600).

                              Very truly yours,


                               ----------------------------------------------
                               Roger D. Bryant, President and Chief
                                         Executive Officer

                                  CANMAX, INC.
                           150 WEST CARPENTER FREEWAY
                              IRVING, TEXAS  75039

                           ---------------------------


                          NOTICE OF SPECIAL MEETING OF
                             STOCKHOLDERS TO BE HELD
                           _____________________, 1997

TO THE STOCKHOLDERS OF CANMAX INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting (together with any adjournments or postponements thereof, the "Special Meeting") of stockholders of Canmax Inc., a Wyoming corporation ("Canmax"), will be held at ______________, on ______________, 1997 at ___ a.m., local time, for the following purposes, as more fully described in the accompanying Joint Proxy Statement/Prospectus:

          (i) To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of June 16, 1997 among Auto-Gas Systems, Inc., a Delaware corporation ("AGSI"), Canmax and Canmax Retail Systems, Inc., a wholly-owned subsidiary of Canmax ("CRSI"), pursuant to which AGSI will be merged with and into CRSI (the "Merger"), and the related issuance of up to
     6.7 million shares of common stock, no par value per share, of Canmax ("Canmax Common Stock"), estimated to be _________ shares of Canmax Common Stock, or ____% of the total number of shares then outstanding, based upon the number of shares of AGSI common stock outstanding as of the date hereof.

          (ii) To transact such other business as may properly come before the Special Meeting.

     The Board of Directors has fixed the close of business on __________, 1997, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Pursuant to the Joint Proxy Statement/Prospectus, Canmax is seeking the affirmative vote of the holders of shares representing a majority of the outstanding voting power of the Canmax Common Stock to approve the Merger Agreement and the related issuance of the Canmax Common Stock. Because the Board of Directors has required the approval of a majority of all of the issued and outstanding shares of Canmax Common Stock, abstentions and broker non-votes will have the effect of a vote "against" the Merger Agreement and related issuance of shares of Canmax Common Stock.

     Pursuant to applicable Wyoming law, the stockholders of Canmax who object to the Merger or the related transactions will not be afforded appraisal rights or the right to receive cash for their shares of Canmax Common Stock.

     YOUR ATTENTION IS DIRECTED TO THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED CANMAX PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY A CANMAX STOCKHOLDER WILL BE DEEMED TO BE A VOTE FOR THE APPROVAL AND ADOPTION OF EACH OF THE PROPOSALS. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS.

                              By Order of the Board of Directors,


                              -----------------------------------------------
                                    Roger D. Bryant, President and Chief
                                              Executive Officer
Irving, Texas
______________, 1997

                                [AGSI LETTERHEAD]

                                __________, 1997

Dear Stockholder:

     You are cordially invited to attend the special meeting of the stockholders (the "Special Meeting") of AUTO-GAS SYSTEMS, INC., a Delaware corporation
("AGSI"), which will be held on        , 1997 at _:_ a.m., local time, at
__________________________.

     At this important Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of June 16, 1997 (the "Merger Agreement"), among Canmax Inc., a Wyoming corporation ("Canmax"), Canmax Retail Systems, Inc., a Texas corporation and wholly owned subsidiary of Canmax ("CRSI"), and AGSI, pursuant to which, among other things, AGSI will merge with and into CRSI (the "Merger"). If the Merger Agreement is approved and the Merger is consummated, each outstanding share of common stock, $1.00 par value per share, of AGSI ("AGSI Common Stock") will be converted into the right to receive 3.37623 shares of common stock, no par value per share, of Canmax ("Canmax Common Stock"). Any fractional shares otherwise issuable to a stockholder of AGSI as a result of the Merger will be paid in cash.

     DETAILS OF THE PROPOSED MERGER AND THE MERGER AGREEMENT ARE SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS WHICH YOU ARE URGED TO CAREFULLY REVIEW. A COPY OF THE MERGER AGREEMENT IS ATTACHED TO THE JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX A.

     AT THE DIRECTORS' MEETING HELD TO CONSIDER THE PROPOSED MERGER AND THE RELATED MERGER AGREEMENT, THE BOARD OF DIRECTORS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING FAIR TO, AND IN THE BEST INTERESTS OF, AGSI AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Joint Proxy Statement/Prospectus, including the opinion of The GulfStar Group, Inc., AGSI's financial advisor, that the consideration to be received in the Merger is fair to the stockholders of AGSI from a financial point of view.

     The affirmative vote of the holders of shares representing a majority of the outstanding voting power of AGSI Common Stock is necessary to approve and adopt the Merger Agreement. The holders of approximately 25.1% of the outstanding shares of AGSI Common Stock have agreed to vote their shares in accordance with the recommendation of the Board of Directors of AGSI with regard to Merger Agreement.

     Pursuant to the Delaware General Corporation Law ("DGCL"), holders of AGSI Common Stock who vote against the Merger and comply with the detailed provisions contained in Section 262 of the DGCL will be entitled to dissent from the Merger Agreement and seek payment of the fair value of their shares of AGSI Common Stock. Because an executed Proxy Card will be voted "FOR" the Merger unless otherwise specified, a stockholder returning a signed but unmarked Proxy Card will waive his or her right to dissent from the Merger. A copy of Section 262 of the DGCL is reproduced as Appendix D to the attached Joint Proxy Statement/Prospectus. AGSI stockholders wishing to dissent from the Merger should read such materials carefully.

     At this important Special Meeting, you will also be asked to consider and vote upon a resolution approving the grant to G. Randy Nicholson and Jeffrey F. Upp of warrants to purchase Canmax Common Stock in connection with non-competition agreements to be entered into by them pursuant to the Merger Agreement (the "Compensation Arrangements"). Approval of the Compensation Arrangements is not a condition to the Merger, but is being sought solely for the purpose of satisfying the requirement of the Internal Revenue Code for not imposing federal excise tax and other adverse tax consequences in respect of the Compensation Arrangements should they be found to constitute "parachute payments" under the Internal Revenue Code. The Board of Directors has unanimously approved the Compensation Arrangements, and the Compensation Arrangements will be implemented if the Merger is consummated regardless of the outcome of the stockholder vote on this resolution. The Compensation Arrangements provide for the grant of warrants to purchase 285,000 and 120,000 shares of Canmax Common

Stock, at an exercise price of $0.58 per share, to Mr. Nicholson and Mr. Upp, respectively. Such stock warrants are described under the caption "The Merger - Certain Compensation Arrangements" in the enclosed Joint Proxy Statement/Prospectus. This resolution requires the affirmative vote of the holders of 75% of the outstanding shares of AGSI Common Stock, not including the shares beneficially held by Mr. Nicholson and Mr. Upp.

     YOUR VOTE IS IMPORTANT. The Board encourages you to be represented in person or by proxy at the Special Meeting regardless of the number of shares of AGSI Common Stock you own. Whether or not you plan on attending the Special Meeting, please complete, sign, date and return the enclosed Proxy Card promptly. This action will not limit your right to vote in person at the Special Meeting if you wish to do so. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY STOCKHOLDERS OF AGSI WILL BE DEEMED TO BE A VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND FOR THE APPROVAL OF THE COMPENSATION ARRANGEMENTS.

     Please do not send your share certificates with your Proxy Card. After approval of the Merger Agreement and the Merger by the stockholders of AGSI and satisfaction of all other conditions to the Merger you will receive a Letter of Transmittal and instructions for the surrender and exchange of your shares.

     Should you require assistance in completing your Proxy Card or if you have any questions about the voting procedure or the accompanying Joint Proxy Statement/Prospectus, please feel free to contact Auto-Gas Systems, Inc. at 1202 Estates Drive, Suite D, Abilene, Texas 79602 (telephone: (915) 676-3150).

                              Very truly yours,


                              ------------------------------------------------
                              G. Randy Nicholson, President

                             AUTO-GAS SYSTEMS, INC.
                           1202 ESTATES DRIVE, SUITE D
                              ABILENE. TEXAS 79602

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD __________, 1997

TO THE STOCKHOLDERS OF AUTO-GAS SYSTEMS, INC.:

NOTICE IS HEREBY GIVEN that a Special Meeting (together with any adjournments or postponements thereof, the "Special Meeting") of the stockholders of Auto-Gas Systems, Inc., a Delaware corporation ("AGSI"), will be held at _________________ on _________, 1997 at ____ a.m., local time, for the following purposes, as more fully described in the accompanying Joint Proxy Statement/Prospectus:

     l. To consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of June 16, 1997 (the "Merger Agreement") among Canmax Inc., a Wyoming corporation ("Canmax"), Canmax Retail Systems, Inc., a Texas corporation and wholly owned subsidiary of Canmax ("CRSI"), and AGSI, pursuant to which, among other things, (a) AGSI will merge with and into CRSI (the "Merger") and (b) each outstanding share of common stock, $1.00 par value per share, of AGSI ("AGSI Common Stock") will be converted into the right to receive 3.37623 shares of common stock, no par value per share, of Canmax ("Canmax Common Stock"). Any fractional shares otherwise issuable to an AGSI stockholder as a result of the Merger will be paid in cash.

     2. To consider and vote upon a resolution approving the grant to G. Randy Nicholson and Jeffrey F. Upp of warrants to purchase 285,000 and 120,000 shares of Canmax Common Stock, respectively, at an exercise price of $0.58 per share, in connection with non-competition agreements to be entered into by them pursuant to the Merger Agreement (the "Compensation Arrangements"). Approval of the Compensation Arrangements is not a condition to the Merger, but is being sought solely for the purpose of satisfying the requirement of the Internal Revenue Code for not imposing federal excise tax and other adverse tax consequences in respect of the Compensation Arrangements should they be found to constitute "parachute payments" under the Internal Revenue Code.

     3. To transact such other business as may properly come before the Special Meeting.

     The Board of Directors of AGSI has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, AGSI and its stockholders. Accordingly, the AGSI Board of Directors unanimously recommends that you vote FOR approval of the Merger Agreement. The Board also unanimously recommends that you vote FOR approval of the Compensation Arrangements.

     THE MERGER AGREEMENT PROVIDES FOR THE MERGER OF AGSI WITH AND INTO CRSI. AS A RESULT, THE MERGER MUST BE APPROVED BY THE STOCKHOLDERS OF AGSI.

     The Board of Directors has fixed the close of business on ________, 1997 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting. Pursuant to the Joint Proxy Statement/Prospectus, AGSI is seeking the affirmative vote of the holders of shares representing a majority of the outstanding voting power of AGSI Common Stock to approve the Merger Agreement and the affirmative vote of the holders of 75% of the outstanding shares of AGSI Common Stock, not including the shares beneficially voted by Mr. Nicholson and Mr. Upp, to approve the Compensation Arrangements. Abstentions will be counted for the purpose of determining the presence or absence of a quorum at the Special Meeting; however, because the affirmative vote of percentages of the outstanding shares of AGSI Common Stock is being sought, abstentions will have the same effect as negative votes. Certain stockholders of AGSI holding approximately 25.1% of the outstanding shares of AGSI Common Stock have agreed to vote such shares in accordance with the recommendation of the AGSI Board of Directors with regards to the approval of the Merger Agreement.

     YOUR ATTENTION IS DIRECTED TO THE ACCOMPANYING JOINT PROXY STATEMENT/ PROSPECTUS. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED AGSI PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. SIGNED BUT UNMARKED PROXY CARDS RETURNED BY AN AGSI STOCKHOLDER WILL BE DEEMED TO BE A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND "FOR" THE APPROVAL OF THE COMPENSATION ARRANGEMENTS. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE

SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

                              By Order of the Board of Directors,


                              ----------------------------------------
                              G. Randy Nicholson, President
Abilene, Texas
__________, 1997

INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT WITHOUT NOTICE. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                  SUBJECT TO COMPLETION - DATED AUGUST 13, 1997
                     ______________________________________
                              JOINT PROXY STATEMENT
                                       FOR

            CANMAX INC.                AUTO-GAS SYSTEMS, INC.
    150 WEST CARPENTER FREEWAY       1202 ESTATES DRIVE, SUITE D
       IRVING, TEXAS  75039             ABILENE, TEXAS  79602
  SPECIAL MEETING OF STOCKHOLDERS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON ____________, 1997 TO BE HELD ON ____________, 1997

                    _______________________________________

                                   PROSPECTUS
                                   CANMAX INC.
                     UP TO 6,700,000 SHARES OF COMMON STOCK
                  ____________________________________________

     This Joint Proxy Statement/Prospectus and the accompanying appendices and forms of proxies are being furnished in connection with (i) the solicitation of proxies by the Board of Directors of Canmax Inc., a Wyoming corporation ("Canmax"), to be used at a Special Meeting of Stockholders of Canmax to be held on __________, 1997 (the "Canmax Meeting") and any adjournments or postponements thereof for the purposes set forth herein and in the accompanying Canmax Notice of Special Meeting, and (ii) the solicitation of proxies by the Board of Directors of Auto-Gas Systems, Inc., a Delaware corporation ("AGSI"), to be used at a Special Meeting of Stockholders of AGSI to be held on _____________, 1997 (the "AGSI Meeting") and any adjournments or postponements thereof for the purposes set forth herein and in the accompanying AGSI Notice of Special Meeting.

     This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Canmax with respect to a maximum of 6,700,000 shares of common stock, no par value per share, of Canmax ("Canmax Common Stock") to be issued to the stockholders of AGSI in connection with the merger (the "Merger") of AGSI with and into Canmax Retail Systems, Inc., a Texas corporation and wholly owned subsidiary of Canmax ("CRSI"), in exchange for all of the outstanding shares of AGSI common stock, $1.00 par value per share ("AGSI Common Stock"), outstanding as of the effective time of the Merger (the "Effective Time"), subject to the terms of the Amended and Restated Agreement and Plan of Merger dated as of June 16, 1997 (the "Merger Agreement"), among Canmax, CRSI and AGSI. Pursuant to the terms of the Merger Agreement, each outstanding share of AGSI Common Stock will be converted into the right to receive 3.37623 shares of Canmax Common Stock.

     Shares of Canmax Common Stock are currently listed on the Nasdaq Stock Market's SmallCap Market (the "Nasdaq SmallCap Market") under the symbol "CNMX." On August 8, 1997, the reported closing sale price of a share of Canmax Common Stock on the Nasdaq SmallCap Market was $2.375. See "Information Concerning Canmax - Dividends on and Market Prices of Canmax Common Stock."

     This Joint Proxy Statement/Prospectus and the related Notices of Special Meeting and forms of proxies are first being mailed on or about ___________, 1997, to stockholders of record of Canmax at the close of business on _____________, 1997 (the "Canmax Record Date") and stockholders of record of AGSI at the close of business on _____________, 1997 (the "AGSI Record Date"). There were ______ shares of Canmax Common Stock outstanding at the close of business on the Canmax Record Date and _______ shares of AGSI Common Stock outstanding at the close of business on the AGSI Record Date. Only stockholders of record on the applicable record date will be entitled to notice of, and to vote at, the meetings.

     THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE MERGER IS QUALIFIED BY REFERENCE TO THE MERGER AGREEMENT ATTACHED AS APPENDIX A HERETO AND INCORPORATED HEREIN BY REFERENCE.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED IN ADDITION TO THE OTHER INFORMATION HEREIN, BEFORE VOTING UPON THE VARIOUS MATTERS TO BE CONSIDERED AT THE CANMAX MEETING AND THE AGSI MEETING.

  THE SECURITIES TO BE ISSUED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS
      HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
        COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION , NOR  HAS  THE
           SECURITIES   AND   EXCHANGE   COMMISSION   OR   ANY   STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                   OR ADEQUACY OF THIS JOINT PROXY STATEMENT/
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

      THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS _________, 1997.

                                TABLE OF CONTENTS


   Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . iv
   "Safe Harbor" Statement Under The Private Securities. . . . . . . . . . . .v
   Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
     The Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
     The Meetings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
     The Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
     Historical and Unaudited Pro Forma Combined Condensed Financial
       Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
     Comparative Market Price Data . . . . . . . . . . . . . . . . . . . . . 10
     Comparative Per Share Data. . . . . . . . . . . . . . . . . . . . . . . 10
     The Combined Company. . . . . . . . . . . . . . . . . . . . . . . . . . 10
   Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
     Product Concentration . . . . . . . . . . . . . . . . . . . . . . . . . 13
     Concentration of Revenues; Customer Concentration . . . . . . . . . . . 13
     History of Losses . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
     Liquidity Needs; Dilution . . . . . . . . . . . . . . . . . . . . . . . 14
     Significant Fluctuations in Revenues and Operating Results. . . . . . . 14
     Need for Additional Financing for Growth. . . . . . . . . . . . . . . . 15
     Management of Growth; Integration of Acquired Businesses. . . . . . . . 15
     Risks Associated with Rapid Technological Change. . . . . . . . . . . . 15
     Dependence on and Need to Recruit and Retain Key Management
       and Technical Personnel . . . . . . . . . . . . . . . . . . . . . . . 16
     Intense Competition . . . . . . . . . . . . . . . . . . . . . . . . . . 16
     Protection of Intellectual Property . . . . . . . . . . . . . . . . . . 16
     Absence of Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . 16
     Market for Common Stock; Volatility of Stock Price. . . . . . . . . . . 17
     Proposed Increased Listing Standards. . . . . . . . . . . . . . . . . . 17
     Shares Subject for Future Sale. . . . . . . . . . . . . . . . . . . . . 17
   The Canmax Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     Time, Place and Date. . . . . . . . . . . . . . . . . . . . . . . . . . 17
     Purpose . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     Record Date; Voting Rights. . . . . . . . . . . . . . . . . . . . . . . 18
     Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     Solicitation of Proxies and Expenses. . . . . . . . . . . . . . . . . . 18
     Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
   The AGSI Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Time, Place and Date. . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Purpose . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Record Date; Voting Rights. . . . . . . . . . . . . . . . . . . . . . . 19
     Vote Required . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Solicitation of Proxies and Expenses. . . . . . . . . . . . . . . . . . 20
     Proxies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
   The Merger. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     Background of the Merger. . . . . . . . . . . . . . . . . . . . . . . . 21
     Canmax's Reasons for the Merger; Recommendations of the Canmax Board. . 23
     Opinion of Canmax Advisor . . . . . . . . . . . . . . . . . . . . . . . 24
     AGSI's Reasons for the Merger; Recommendations of the AGSI Board. . . . 27
     Opinion of AGSI Advisor . . . . . . . . . . . . . . . . . . . . . . . . 27
     Terms of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . 30
     Non-Competition Agreement . . . . . . . . . . . . . . . . . . . . . . . 34
     Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
     Voting Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . 34

     Transferability of Canmax Common Stock. . . . . . . . . . . . . . . . . 34
     Accounting Treatment. . . . . . . . . . . . . . . . . . . . . . . . . . 35
     Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . . 35
     Appraisal Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
     Interested Parties. . . . . . . . . . . . . . . . . . . . . . . . . . . 38
     Certain Compensation Arrangements . . . . . . . . . . . . . . . . . . . 39
Information Concerning Canmax. . . . . . . . . . . . . . . . . . . . . . . . 40
     Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
     Recent Events . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
     Dividends and Market Prices of Canmax Common Stock. . . . . . . . . . . 45
     Management. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
     Security Ownership Of Certain Beneficial Owners, Directors
       And Management. . . . . . . . . . . . . . . . . . . . . . . . . . . . 55
     Certain Relationships And Related Transactions. . . . . . . . . . . . . 57
Information Concerning AGSI. . . . . . . . . . . . . . . . . . . . . . . . . 57
     Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 57
     Company Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . 58
     Products And Services . . . . . . . . . . . . . . . . . . . . . . . . . 60
     Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 62
     Potential Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . 63
     Product Development . . . . . . . . . . . . . . . . . . . . . . . . . . 64
     Proprietary Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . 64
     Employees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 64
     Facilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 64
     Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . 64
     Dividends and Market Value of AGSI Common Stock . . . . . . . . . . . . 65
     AGSI Common Stock Ownership . . . . . . . . . . . . . . . . . . . . . . 65
The Combined Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67
     Business Of The Combined Company. . . . . . . . . . . . . . . . . . . . 67
     Unaudited Pro Forma Combined Condensed Financial Information. . . . . . 68
Selected Consolidated Financial Information Of Canmax. . . . . . . . . . . . 74
Management's Discussion And Analysis Of Financial Condition And Results Of
  Operations Of Canmax . . . . . . . . . . . . . . . . . . . . . . . . . . . 76
     Results Of Operations . . . . . . . . . . . . . . . . . . . . . . . . . 76
     Liquidity And Sources Of Capital. . . . . . . . . . . . . . . . . . . . 83
Selected Financial Information Of AGSI . . . . . . . . . . . . . . . . . . . 85
Management's Discussion And Analysis Of Financial Condition And Results Of
  Operations Of AGSI . . . . . . . . . . . . . . . . . . . . . . . . . . . . 86
     Factors That May Affect Future Results. . . . . . . . . . . . . . . . . 86
     Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . 87
     Liquidity And Capital Resources . . . . . . . . . . . . . . . . . . . . 94
     Inflation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 94
Description Of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . 94
     Registration Rights . . . . . . . . . . . . . . . . . . . . . . . . . . 95
     Change of Control and Severance Arrangements. . . . . . . . . . . . . . 96
     Transfer Agent and Registrar. . . . . . . . . . . . . . . . . . . . . . 96
Comparison Of Rights Of Holders Of Shares Of Canmax Common Stock . . . . . . 97
     Generally . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 97
     Business Combinations . . . . . . . . . . . . . . . . . . . . . . . . . 97
     Dissenters' Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . 98
     State Takeover Statutes . . . . . . . . . . . . . . . . . . . . . . . . 98
     Amendments to Certificate of Incorporation. . . . . . . . . . . . . . . 99
     Amendments to Bylaws. . . . . . . . . . . . . . . . . . . . . . . . . . 99
     Preemptive Rights . . . . . . . . . . . . . . . . . . . . . . . . . . .100
     Dividend Sources. . . . . . . . . . . . . . . . . . . . . . . . . . . .100
     Duration of Proxies . . . . . . . . . . . . . . . . . . . . . . . . . .100
     Stockholder Action Without a Meeting. . . . . . . . . . . . . . . . . .100

     Special Stockholder Meetings. . . . . . . . . . . . . . . . . . . . . .101
     Cumulative Voting . . . . . . . . . . . . . . . . . . . . . . . . . . .101
     Number and Election of Directors. . . . . . . . . . . . . . . . . . . .101
     Removal of Directors. . . . . . . . . . . . . . . . . . . . . . . . . .102
     Vacancies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .102
     Indemnification of Directors and Officers . . . . . . . . . . . . . . .103
     Limitation of Personal Liability of Directors . . . . . . . . . . . . .104
Certain Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . .105
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .105
Index to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . .F-1

Appendices
Appendix A - Amended and Restated Agreement and Plan of Merger
Appendix B - Opinion of Canmax Advisor
Appendix C - Opinion of AGSI Advisor
Appendix D - Notice of Appraisal Rights

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CANMAX, CRSI, AGSI OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CANMAX, CRSI OR AGSI SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

     Canmax is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Canmax with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such materials filed electronically by Canmax with the Commission are available at the Commission's World Wide Web Site at http://www.sec.gov. Canmax Common Stock is listed on the Nasdaq SmallCap Market and copies of Canmax's reports, proxy statements and other information may also be requested at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006-1500.

     Canmax has filed with the Commission a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), which includes the joint proxy statement of Canmax and AGSI with respect to the Merger and the prospectus of Canmax with respect to the shares of Canmax Common Stock to be issued pursuant to the Merger Agreement. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement. Copies of the Registration Statement are available from the Commission upon payment of certain fees prescribed by the Commission. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete. In each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document and each such statement is qualified in all respects by such reference.

     All information contained in this Joint Proxy Statement/Prospectus regarding AGSI has been supplied by AGSI, all information regarding the Merger has been supplied by AGSI and/or Canmax and all other information has been supplied by Canmax.

     The term "Canmax" when used in this Joint Proxy Statement/Prospectus shall mean Canmax Inc. and its subsidiaries through which it conducts business, unless the context indicates otherwise.

             "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES
                        LITIGATION REFORM ACT OF 1995


     With the exception of historical information, the matters discussed in this Joint Proxy Statement/Prospectus include forward looking statements that involve risks and uncertainties. Among the risks and uncertainties to which Canmax is subject are (i) user acceptance of Windows NT as an operating system, (ii) concentration of revenues between two customers and Canmax's relationship with such customers, (iii) the ability of Canmax to manage its growth, (iv) Canmax's need for additional financing to fund product development, marketing and related support services, (v) future technological developments and product acceptance, (vi) intense price and product competition within the industry, (vii) acquisition integration and (viii) other risks indicated herein and in filings with the Commission. As a result, the actual results realized by Canmax could differ materially from the statements made herein. Recipients of this Joint Proxy Statement/Prospectus are cautioned not to place undue reliance on the forward looking statements made in this Joint Proxy Statement/Prospectus.

--------------------------------------------------------------------------------

                                   SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION APPEARING ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THE SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (AND NOTES THERETO) CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE APPENDICES HERETO, ALL OF WHICH SHOULD BE CAREFULLY REVIEWED. THE INFORMATION CONTAINED HEREIN WITH RESPECT TO CANMAX AND AGSI HAS BEEN SUPPLIED BY EACH RESPECTIVE ENTITY. ADDITIONALLY, THE INFORMATION CONTAINED HEREIN WITH RESPECT TO THE MERGER (AS DEFINED HEREIN) IS QUALIFIED BY REFERENCE TO THE AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER ATTACHED HERETO AS APPENDIX A AND INCORPORATED HEREIN BY REFERENCE. CROSS-REFERENCES IN THIS SUMMARY REFER TO INDICATED CAPTIONS OR PORTIONS OF THIS JOINT PROXY STATEMENT/PROSPECTUS.


                                  THE PARTIES

CANMAX

     Canmax Inc. ("Canmax"), through its wholly owned subsidiary Canmax Retail Systems, Inc. ("CRSI"), develops and provides enterprise wide technology solutions to the convenience store and retail petroleum industries. Canmax offers fully integrated retail automation solutions, including "C-Serve," which includes point of sale ("POS") systems, credit/debit network authorization systems, pump control systems, and other back office management systems, and "Vista," its headquarters-based management system. Canmax's products and services enable retailers and operators to interact electronically with customers, capture data at the point of sale, manage site operations and logistics and communicate electronically with their sites, vendors and credit/debit networks. Canmax also provides (a) software development, customization and enhancements, (b) systems integration, installation and training services, and (c) 24 hour a day, 365 day per year help desk services. These additional services enable Canmax to tailor the solutions to each customer's specifications and provide successful system implementation, installation, training and after sales support.

     Canmax's objective is to be a leading provider of enterprise wide technology solutions to the convenience store and retail petroleum market. Canmax is developing an enhanced version of its C-Serve product to run on the Windows NT operating system in conjunction with a development project with NCR Corporation ("NCR") and The Southland Corporation ("Southland"). As of July 31, 1997, Canmax's products have been installed in over 5,900 locations and Canmax has customers including Southland, ARCO and the Army and Air Force Exchange.

     Canmax was incorporated on July 10, 1986 under the Company Act of the Province of British Columbia, Canada, and subsequently changed its name to "International Retail Systems Inc." On August 7, 1992, Canmax renounced its original province of incorporation and elected to continue its domicile under the laws of the State of Wyoming, and on November 30, 1994 its name was changed to "Canmax Inc." Canmax's principal executive offices are located at 150 West Carpenter Freeway, Irving, Texas 75039 and its telephone number is
(972) 541-1600.

CRSI

     CRSI is a wholly owned subsidiary of Canmax and is the primary entity through which Canmax conducts its operations. CRSI was incorporated on August 28, 1991 under the laws of the State of Texas. CRSI's principal executive offices are located at 150 West Carpenter Freeway, Irving, Texas 75039 and its telephone number is (972) 541-1600.

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                                       1

--------------------------------------------------------------------------------

AGSI
     Auto-Gas Systems, Inc. ("AGSI") provides software applications to selected markets within the retail petroleum industry, offering fully integrated retail automation solutions including POS systems, back office management systems and headquarters-based management systems for gasoline and convenience stores, as well as site control systems for traditional retail fuel outlets, alternative fuel outlets and private fleet fueling sites. AGSI's products enable its customers to automate their transactions with customers, communicate electronically with debit/credit networks, generate management reports, and manage operations by site, providing necessary data for decision making in the operation of a gasoline/convenience store. In addition, AGSI provides custom software development services, project management services, technical support and repair services to its customers.

     AGSI's predecessor pioneered "pay-at-the-pump" technology in 1981, which enabled consumers to activate fueling pumps by swiping a magnetic stripe credit, debit or proprietary fleet card. AGSI continued to innovate new technology when, in the late 1980s, it introduced "controllers" for card readers built into the dispenser. Prior to the introduction of this technology, pay-at-the-pump was limited to stand alone card readers usually located at commercial fueling depots and private sites. AGSI's technology solution interfaces with an assortment of fuel dispensers and in excess of 40 credit/debit card networks, including proprietary networks of major oil companies and third party electronic payment networks.

     AGSI acquired a personal computer ("PC") based convenience store automation solution in July 1992 with an existing installed base of approximately 1,500 sites. The acquisition of this "inside the store" solution vertically integrated with the existing pay-at-the-pump solution, thereby giving AGSI a product line that provided a total solution from the fueling island and cash register to the customer's back office accounting. AGSI currently has over 1,000 customers and an installed base of over 9,500 sites for all products.

     The principal executive offices of AGSI are located at 1202 Estates Drive, Suite D, Abilene, Texas 79602 and its telephone number is (915) 676-3150.

                                 THE MEETINGS

THE CANMAX MEETING

     TIME, PLACE AND DATE. A Special Meeting of Stockholders of Canmax (the "Canmax Meeting") is scheduled to be held on ______________, 1997 at ________________, commencing at ___ a.m. local time.

     PURPOSE. At the Canmax Meeting, the stockholders of Canmax will consider and vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger dated as of June 16, 1997 by and among Canmax, CRSI and AGSI (the "Merger Agreement") and the issuance to the former stockholders of AGSI up to 6.7 million shares of common stock, no par value per share, of Canmax ("Canmax Common Stock"). Upon consummation of the Merger, AGSI will be merged with and into CRSI, and the combined entity will continue as a wholly-owned subsidiary of Canmax. At the Canmax Meeting, the Canmax stockholders will also consider and vote upon such other business as may properly come before the Canmax Meeting or any adjournment or postponement thereof.

     RECORD DATE; SHARES ENTITLED TO VOTE. Holders of record of Canmax Common Stock at the close of business on _______________, 1997 (the "Canmax Record Date") will be entitled to notice of, and to vote at, the Canmax Meeting. At the close of business on the Canmax Record Date, __________ shares of Canmax Common Stock were issued and outstanding. Each outstanding share of Canmax Common Stock is entitled to one vote with respect to each matter to be voted on at the Canmax Meeting.

     VOTE REQUIRED. The presence at the Canmax Meeting, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Canmax Common Stock constitutes a quorum for the transaction of business. Although neither the Wyoming Business Corporation Act ("WBCA") nor the Articles of Incorporation of Canmax require the approval of the stockholders of Canmax, the Canmax Board has elected to submit the Merger Agreement and the related issuance of shares of Canmax Common Stock for approval by the stockholders of Canmax. Because
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                                       2

--------------------------------------------------------------------------------

the Canmax Board has required the approval of a majority of all of the issued and outstanding shares of Canmax Common Stock, abstentions and broker non-votes will have the effect of a vote "against" the Merger Agreement and related issuance of shares. The percentage of currently outstanding shares of Canmax Common Stock entitled to vote held by directors, executive officers and their affiliates is 1.9%, or 127,498 shares of Canmax Common Stock.

THE AGSI MEETING

     TIME, PLACE AND DATE. A Special Meeting of the Stockholders of AGSI (the "AGSI Meeting") is scheduled to be held on ______________, 1997 at _____________, commencing at _____ a.m. local time.

     PURPOSES. At the AGSI Meeting, the stockholders of AGSI will consider and vote upon a proposal to approve and adopt the Merger Agreement, pursuant to which each outstanding share of AGSI common stock, $1.00 par value per share ("AGSI Common Stock") will be converted into the right to receive 3.37623 shares of Canmax Common Stock and cash in lieu of any fractional shares. At the AGSI Meeting, the AGSI stockholders will also consider and vote a resolution approving the grant to G. Randy Nicholson and Jeffrey F. Upp of warrants to purchase 285,000 and 120,000 shares of Canmax Common Stock, respectively, at an exercise price of $.58 per share, in connection with non-competition agreements to be entered into by them pursuant to the Merger Agreement (the "Compensation Arrangements"). Such stock warrants are described in "The Merger - Certain Compensation Arrangements. Approval of the Compensation Arrangements is not a condition to the Merger, but is being sought solely for the purpose of satisfying the requirements of the Internal Revenue Code for not imposing federal excise tax and other adverse tax consequences in respect of the Compensation Arrangements. At the AGSI Meeting, the AGSI stockholders will also consider and vote upon such other business as may properly come before the AGSI Meeting or any adjournment or postponement thereof.

     RECORD DATE; SHARES ENTITLED TO VOTE. Holders of record of AGSI Common Stock at the close of business on __________, 1997 (the "AGSI Record Date") will be entitled to notice of, and to vote at, the AGSI Meeting. At the close of business on the AGSI Record Date, _________ shares of AGSI Common Stock were issued and outstanding. Each outstanding share of AGSI Common Stock is entitled to one vote with respect to each matter to be voted on at the AGSI Meeting.

     VOTES REQUIRED. The presence at the AGSI Meeting, in person or by proxy, of the holders of a majority of the issued and outstanding shares of AGSI Common Stock constitutes a quorum for the transaction of business. Pursuant to the Delaware General Corporation Law ("DGCL"), the Merger Agreement must be approved by the holders of more than fifty percent (50%) of the issued and outstanding shares of AGSI Common Stock. Pursuant to the Internal Revenue Code, the Compensation Arrangements must be approved by the holders of 75% of the outstanding shares of AGSI Common Stock, not including the shares beneficially held by Mr. Nicholson and Mr. Upp. Because approval of the Merger Agreement and the Compensation Arrangements require a percentage of all of the issued and outstanding shares of AGSI Common Stock, abstentions will have the effect of a vote "against" the Merger Agreement. The percentage of currently outstanding shares of AGSI Common Stock entitled to vote held by directors, executive officers and their affiliates is 57.1%, or 879,962 shares of AGSI Common Stock. ON JUNE 16, 1997, G. RANDY NICHOLSON, BARBARA NICHOLSON AND M-Y PROPERTIES, LTD., AN ENTITY CONTROLLED BY MR. NICHOLSON AND RAY MCGLOTHLIN, JR., COLLECTIVELY HELD RECORD OWNERSHIP OF APPROXIMATELY 386,471 SHARES OR APPROXIMATELY 25.1% OF THE AGSI COMMON STOCK OUTSTANDING AS OF SUCH DATE. SUCH STOCKHOLDERS EXECUTED A STOCKHOLDERS VOTING AGREEMENT WHEREBY THEY AGREED, IN CONNECTION WITH THE MERGER, TO VOTE THEIR SHARES IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF AGSI. ON JULY 9, 1997, THE AGSI SHARES HELD BY M-Y PROPERTIES, LTD. WERE DISTRIBUTED EQUALLY TO G. RANDY NICHOLSON AND RAY MCGLOTHLIN, JR. SUCH SHARES REMAIN SUBJECT TO THE STOCKHOLDERS VOTING AGREEMENT.

                                 THE MERGER

     MERGER; EFFECTIVE TIME. Pursuant to the Merger Agreement, AGSI will be merged with and into CRSI, a wholly owned subsidiary of Canmax, whereupon the separate corporate existence of AGSI will cease and AGSI and CRSI will continue as a single entity under the laws of the State of Texas. If the Merger is approved by the requisite vote of the shareholders of Canmax and AGSI and the other conditions to the consummation of the Merger are satisfied or, where permissible, waived, the Merger will become effective upon the later of the filing of the

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                                       3

--------------------------------------------------------------------------------

Certificate of Merger with the Secretary of State of Delaware and the issuance of a Certificate of Merger by the Secretary of State of Texas, each in the manner required by state law to cause the Merger to become effective (the "Effective Time"). From and after the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all issued and outstanding shares of AGSI Common Stock will no longer be outstanding, will be canceled and retired and will cease to exist. Each holder of a certificate formerly representing any AGSI shares will thereafter cease to have any rights with respect to such shares, except the right to receive shares of Canmax Common Stock and cash in lieu of any fractional shares upon the surrender of such certificate in accordance with the terms of the Merger Agreement. See "The Merger - Terms of the Merger - Effective Time."

     CONVERSION OF SHARES. At the Effective Time, each share of AGSI Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 3.37623 shares of Canmax Common Stock (the "Exchange Rate"), or an aggregate of up to 6,700,000 shares of Canmax Common Stock (the "Merger Shares"). The exact number of Merger Shares to be issued in connection with the Merger will be determined by the number of shares of AGSI Common Stock outstanding immediately prior to the closing date of the Merger (the "Closing Date").

     FRACTIONAL SHARES. No fractional shares of Canmax Common Stock will be issued in connection with the Merger. See "The Merger - Terms of the Merger - Fractional Shares." Holders of shares of AGSI Common Stock will be entitled to receive a cash payment in lieu of any fractional shares of Canmax Common Stock.

     STOCK OPTIONS; WARRANTS. Pursuant to the terms of the Merger Agreement, all outstanding options ("AGSI Options") and warrants ("AGSI Warrants") to acquire shares of AGSI Common Stock will, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Canmax and thereafter be deemed to constitute an option or warrant, as applicable, to acquire the number of whole shares of Canmax Common Stock equal to the number of shares of AGSI Common Stock issuable with respect to such stock option or warrant multiplied by the Exchange Rate at an exercise price equal to the exercise price stated in such stock option or warrant divided by the Exchange Rate. See "The Merger - Terms of the Merger - Stock Options; Warrants."

     EXCHANGE OF CERTIFICATES. Promptly after the Effective Time, Montreal Trust Company (the "Exchange Agent"), acting in its capacity as the exchange agent pursuant to the terms of an exchange agent agreement (the "Exchange Agreement"), will mail to each holder of record (as of the Effective Time) of an outstanding certificate or certificates that immediately prior to the Effective Time represented outstanding shares of AGSI Common Stock (the "AGSI Certificates"), a Letter of Transmittal ("Letter of Transmittal") for use in effecting the surrender of the AGSI Certificates for exchange and/or payment. Until surrendered and exchanged, each AGSI Certificate will evidence the ownership of that number of whole shares of Canmax Common Stock into which the shares of AGSI Common Stock represented thereby shall have been converted and the right to receive cash in lieu of any fractional shares. ELECTIONS BY AGSI STOCKHOLDERS MADE IN THE LETTER OF TRANSMITTAL ARE IRREVOCABLE. AGSI STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR AGSI CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT. See "The Merger - Terms of the Merger - Exchange of Certificates."

     CANMAX'S REASONS FOR THE MERGER; RECOMMENDATION OF THE CANMAX BOARD. The Board of Directors of Canmax ("Canmax Board") has unanimously determined that the Merger Agreement and the related issuance of shares of Canmax Common Stock are advisable and in the best interests of Canmax and its stockholders and has therefore unanimously approved and adopted the Merger Agreement and the related issuance of shares of Canmax Common Stock. Accordingly, the Canmax Board unanimously recommends that the stockholders of Canmax vote "FOR" the approval and adoption of the Merger Agreement and the related issuance of shares of Canmax Common Stock. See "The Merger - Canmax's Reasons for the Merger; Recommendation of the Canmax Board."

     OPINION OF CANMAX ADVISOR. On June 16, 1997, Rauscher Pierce Refsnes, Inc. (the "Canmax Advisor") delivered its oral opinion to the Board of Directors of Canmax to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the transaction contemplated by the Merger Agreement is fair to the stockholders of Canmax from a financial point of view. The full text of the written opinion of the Canmax Advisor, dated July 21, 1997, which sets forth the assumptions made,
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

matters considered and limitations on their review undertaken in connection with the opinion, is attached hereto as APPENDIX B and incorporated herein by reference. The written opinion of the Canmax Advisor dated July 21, 1997 is substantially identical to the June 16, 1997 oral opinion delivered to the Canmax Board. Holders of Canmax Common Stock are urged to, and should, read such opinion carefully in its entirety. See "The Merger - Opinion of Canmax Advisor."

     AGSI'S REASONS FOR THE MERGER; RECOMMENDATION OF THE AGSI BOARD. The Board of Directors of AGSI ("AGSI Board") has unanimously determined that the Merger Agreement is advisable and in the best interests of AGSI and its stockholders and has therefore unanimously approved and adopted the Merger Agreement. Accordingly, the AGSI Board unanimously recommends that stockholders of AGSI vote "FOR" the approval and adoption of the Merger Agreement. See "The Merger - AGSI's Reasons for the Merger; Recommendation of the AGSI Board."

          OPINION OF AGSI ADVISOR. On August 8, 1997, the GulfStar Group, Inc. (the "AGSI Advisor") delivered its oral opinion to the Board of Directors of AGSI to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the transaction contemplated by the Merger Agreement dated June 16, 1997 is fair to the stockholders of AGSI from a financial point of view. The full text of the written opinion of the AGSI Advisor, dated August 8, 1997, which sets forth the assumptions made, matters considered and limitations on their review undertaken in connection with the opinion, is attached hereto as APPENDIX C and incorporated herein by reference. The written opinion of the AGSI Advisor dated August 8, 1997 is substantially identical to the August 8, 1997 oral opinion delivered to the AGSI Board. Holders of AGSI Common Stock are urged to, and should, read such opinion carefully in its entirety. See "The Merger - Opinion of AGSI Advisor."

     LIMITATIONS ON TRANSFERABILITY OF CANMAX COMMON STOCK.   Shares of Canmax
Common Stock received by certain persons deemed to be ''affiliates'' of AGSI for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), will be subject to the restrictions imposed by such rule. In accordance with Rule 145, an affiliate of AGSI receiving Canmax Common Stock issued in the Merger may not sell such shares except pursuant to the volume and manner of sale limitations and other requirements specified in such Rule or pursuant to an effective registration statement under the Securities Act.
Canmax has agreed to file a registration statement covering the resale of shares of Canmax Common Stock acquired by certain former affiliates of AGSI in the Merger. See "The Merger - Transferability of Canmax Common Stock."

     LISTING OF CANMAX COMMON STOCK ON NASDAQ SMALLCAP MARKET. Canmax has agreed to cause the Merger Shares to be listed for trading on the Nasdaq SmallCap Market.

     CONDITIONS; WAIVER. The obligations of Canmax and CRSI on the one hand, and AGSI on the other hand, to consummate the Merger are contingent upon and subject to the satisfaction or waiver of certain conditions, including, among others, the approval of the Merger Agreement by holders of the requisite number of shares of AGSI Common Stock. See "The Merger - Terms of the Merger - Conditions; Waiver."

     REGULATORY APPROVALS. The Merger does not require any regulatory approvals other than federal and state approvals required in connection with the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part. See "The Merger - Terms of the Merger - Regulatory Approvals."

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code such that, for federal income tax purposes, no gain or loss will be recognized by the stockholders of AGSI solely by reason of the exchange of their shares of AGSI Common Stock for shares of Canmax Common Stock in the Merger. Gain will be recognized with respect to cash received in lieu of fractional shares or in connection with the exercise of appraisal rights under applicable law. AGSI will receive an opinion of counsel as to the tax consequences of the Merger.
ALL STOCKHOLDERS OF AGSI SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER BASED ON SUCH STOCKHOLDER'S OWN PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS

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                                       5

--------------------------------------------------------------------------------

AND POSSIBLE CHANGES IN THE TAX LAWS. See "The Merger - Certain Federal Income Tax Consequences."

     ACCOUNTING TREATMENT. Canmax expects that the Merger will be accounted for under the "purchase" method of accounting.

     APPRAISAL RIGHTS. Pursuant to the DGCL, holders of AGSI Common Stock who make written demand on AGSI and comply with the detailed provisions contained in Section of 262 the DGCL will be entitled to seek payment from Canmax of the "fair value" of their AGSI Common Stock, as determined by the Delaware Court of Chancery following an appraisal thereof. A vote against the Merger shall not constitute a demand. A copy of Section 262 of the DGCL is reproduced as APPENDIX D hereto. Holders of shares of Canmax Common Stock will not be entitled to exercise any right to dissent from or seek an appraisal of their shares in connection with the Merger. See "The Merger - Appraisal Rights. "

     TERMINATION. The Merger may be terminated at any time prior to the Effective Date of the Merger by (i) written agreement between the parties thereto, (ii) any of AGSI, Canmax or CRSI if the transactions contemplated by the Merger Agreement have not been consummated prior to October 31, 1997, and
(iii) under certain other circumstances. See "The Merger - Terms of the Merger - Termination."

     BREAK-UP FEE. If the Merger Agreement is terminated as a result of either party's Board of Directors approving the execution of, or recommending to its stockholders the acceptance of, an agreement relating to an acquisition proposal from a third party, then such party shall be obligated to pay to the other party $400,000 in cash, which such sum is to serve as the sole and exclusive remedy for any claims arising from the Merger Agreement or the termination thereof. See "The Merger - Terms of the Merger - Break-Up Fee."

     INTERESTS OF CERTAIN PERSONS IN THE MERGER. In connection with the Merger Agreement, Canmax has agreed to engage G. Randy Nicholson, the current President and Chief Executive Officer of AGSI, as a consultant to Canmax for a period of two (2) years following the Effective Date at an annual compensation of $150,000 plus certain benefits, and Jeffrey F. Upp, the current Vice President of Finance and Chief Financial Officer of AGSI, as an employee of Canmax for a period of seven months following the Effective Date at a monthly compensation of $8,000 plus certain benefits. CONCURRENT WITH AND AS A CONDITION TO THE MERGER AGREEMENT, CANMAX HAS AGREED TO GRANT TO MESSRS. NICHOLSON AND UPP, AS ADDITIONAL COMPENSATION FOR CERTAIN NON-COMPETITIVE COVENANTS, WARRANTS TO PURCHASE 285,000 AND 120,000 SHARES, RESPECTIVELY, OF CANMAX COMMON STOCK AT AN EXERCISE PRICE OF $0.58 PER SHARE, RESPECTIVELY (THE "COMPENSATION ARRANGEMENTS"). For a further discussion of these matters and the interests of other persons in the Merger, see "The Merger - Interested Parties" and "- Certain Compensation Arrangements."



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                                       6

--------------------------------------------------------------------------------

               SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL INFORMATION

CANMAX HISTORICAL FINANCIAL INFORMATION

The summary consolidated financial information presented below has been derived from the consolidated audited and unaudited financial statements of Canmax for the periods indicated. The data presented below should be read in conjunction with such financial statements and the Notes thereto. See "Index to Financial Statements."

                                     Six Months
                                    Ended April 30,                      Fiscal Years Ended October 31,
                                   1997        1996         1996          1995         1994         1993        1992
                                   ----        ----         ----          ----         ----         ----        ----
                                     (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:
  Revenues                       $  7,734    $  5,159     $ 12,264      $  8,996     $  9,675    $  4,659     $  2,224
  Cost of software licenses,
    product revenue and
  development revenue               3,466       2,222        4,489         4,352        3,219       1,411          700
  Operating expenses                3,602       3,472        7,604         8,328        8,305       4,361        3,510
  Interest expense, net                 7          19           28            50           66          29            6
  Writedown of capitalized
    software                            -           -            -             -        4,127           -            -

Net income (loss)                     659        (554)         143       (3,734)       (6,042)     (1,142)      (1,992)

Net income (loss) per share(1)       0.10       (0.11)        0.02        (0.79)        (1.54)      (0.31)       (0.60)


BALANCE SHEET DATA:

Total assets                     $  4,669    $  4,288     $  5,650      $  4,702     $  5,328    $  6,883     $  2,051
Working capital (deficiency)        1,237        (628)         208         (469)          146         526         (748)
Non-current obligations               172         208          256           265        1,375         146           56
Shareholders' equity                2,735       1,371        2,075         1,719        1,910       4,045          496

(1) All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of Canmax Common Stock effective December 21, 1995.

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                                       7

--------------------------------------------------------------------------------

AGSI HISTORICAL FINANCIAL INFORMATION

     The summary financial information presented below has been derived from the audited and unaudited financial statements of AGSI for the periods indicated. The data presented below should be read in conjunction with such financial statements and the Notes thereto. See "Index to Financial Statements."

                                                    Six Months
                                                   Ended March 31,               Fiscal Years Ended September 30,
                                                 -----------------      ---------------------------------------------------
                                                 1997         1996        1996        1995      1994       1993      1992
                                                 ----         ----        ----        ----      ----       ----      ----
                                                    (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues                                     $  4,703     $  6,702    $12,445    $ 12,082  $ 10,353  $  5,371   $  4,474
  Cost of systems, software,
   development, support and
   service agreements                             1,510        2,223      4,200       4,758     4,150     2,594      2,142
  Operating expenses                              3,084        2,793      6,064       4,594     3,581     2,688      2,116
  Interest income (expense),  net                    62           67        142         100       (20)     (412)      (371)
  Writedown of capitalized
    software                                          -            -          -         892         -         -          -

Net income (loss)                                    56        1,062      1,403       1,075     2,368      (511)      (255)

Net income (loss) per share                        0.03         0.64       0.84        0.63      1.40     (0.92)     (0.54)


BALANCE SHEET DATA:

Total assets                                    $10,110      $10,141    $10,193    $  8,804  $  7,634  $  5,301   $  4,178
Working capital (deficiency)                      6,282        6,223      6,195       5,267     3,490       878       (117)
Non-current obligations                               -            -          -           -         -       235      3,037
Stockholders' equity (deficit)                    8,084        7,687      8,028       6,625     5,550     3,182       (756)

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                                        8

--------------------------------------------------------------------------------

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following table sets forth summary unaudited pro forma combined condensed financial information of both Canmax and AGSI (the "Combined Company") and has been derived from, or prepared on a basis consistent with, the unaudited pro forma combined condensed financial statements included elsewhere in this Joint Proxy Statement/Prospectus. The data is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations or financial position that would have occurred if the Merger had occurred at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of future operating results or financial position of the Combined Company. See "The Combined Company - Unaudited Pro Forma Combined Condensed Financial Statements."

                                                          Unaudited Pro Forma
                                                ---------------------------------------
                                                 Fiscal Year Ended    Six Months Ended
                                                October 31, 1996(1)   April 30, 1997(2)
                                                -------------------   -----------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Revenues                                             $  24,708          $  12,437
Cost of systems, software licenses, product
  revenue, and development revenues                      8,747              5,047
Operating expenses                                      14,145              6,882
Interest income, net                                       104                 50
Net income                                               1,750                557
Net income per share                                      0.14               0.05


BALANCE SHEET DATA:                                                 Unaudited Pro Forma
                                                                     April 30, 1997(3)
                                                                     -----------------
Total assets                                                            $  15,672
Working capital                                                             6,872
Non-current obligations                                                       966
Shareholders' equity                                                       10,426

(1) Includes the historical information of Canmax for the year ended October 31, 1996 and the historical information of AGSI for the year ended September 30, 1996, as if the Merger had occurred at the beginning of the respective fiscal year.

(2) Includes the historical information of Canmax for the six month period ended April 30, 1997 and the historical information of AGSI for the six month period ended March 31, 1997, as if the Merger had occurred at the beginning of the respective period.

(3) Includes the historical information of Canmax as of April 30, 1997 and the historical information of AGSI as of March 31, 1997, as if the Merger had occurred April 30, 1997.


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                                       9

--------------------------------------------------------------------------------

                          COMPARATIVE MARKET PRICE DATA

     The Canmax Common Stock is listed on the Nasdaq SmallCap Market under the symbol "CNMX." The AGSI Common Stock is not listed on any public exchange or automated quotation system and, as a result, no market price for such shares is available. On June 16 1997, the last full trading day preceding the public announcement of Canmax's intent to pursue the Merger Agreement, the closing sale price per share of Canmax Common Stock was $2.75. As of August 8, 1997, the closing sale price per share of Canmax Common Stock was $2.375. Recipients of this Joint Proxy Statement/Prospectus are encouraged to obtain current market quotations for the Canmax Common Stock. See "Information Concerning Canmax - Dividends on and Market Prices of Canmax Common Stock."

                           COMPARATIVE PER SHARE DATA

     The following table sets forth for Canmax Common Stock and AGSI Common Stock certain historical per share data and certain unaudited pro forma and equivalent pro forma per share data. Neither Canmax nor AGSI has paid any cash dividends or distributions. The pro forma amounts included in the table below are based on the purchase method of accounting and a preliminary allocation of the consideration paid by Canmax. The following information should be read in conjunction with the historical financial statements and accompanying notes of Canmax and AGSI included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma financial data are presented for informational purposes only, and are not necessarily indicative of the results or financial position that actually would have occurred had the Merger been consummated as of the beginning of the periods indicated nor are such data necessarily indicative of future results or financial position.

                                     Canmax                              AGSI
                       --------------------------------    ----------------------------------
                         Six Months      Fiscal Year         Six Months       Fiscal Year
                            Ended           Ended               Ended            Ended
                       April 30, 1997  October 31, 1996    March 31, 1997  September 30, 1996
                       --------------  ----------------    --------------  ------------------
HISTORICAL:
Net income per share      $  0.10      $  0.02                $  0.03          $  0.84
Book value per share      $  0.41      $  0.41                $  5.24          $  5.21


PRO FORMA EQUIVALENT:

Net income per share(1)   $  0.05      $  0.14                $  0.15          $  0.47
Book value per share(1)   $  0.88          N/A                $  2.98              N/A

(1) The pro forma information for AGSI reflects an "equivalent" pro forma adjustment determined by multiplying the pro forma information of Canmax by 3.37623, the Exchange Ratio, assuming that 5,205,451 shares of Canmax Common Stock are issued in the Merger.


                             THE COMBINED COMPANY

     GENERAL. Following the consummation of the Merger, the Combined Company will be in the business of developing and providing enterprise wide technology solutions to the convenience store and retail petroleum industries. In particular, the Combined Company will offer an expanded product line with solutions that will service the needs of the smaller customer or the larger customer looking for an integrated, scaleable solution, plus "pay-at-the-pump," unattended and fleet fueling capability. The Combined Company's products and services will be sold through its direct sales force and extensive distribution network. The Combined Company will have access to in excess of 40 credit/debit card networks, including proprietary networks of major oil companies and third party electronic payment networks. Further, the Combined Company will have an expanded presence internationally, with installed sites in Hong Kong, China, the Middle East, South America and Canada.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     The Combined Company's products will be installed in over 15,000 locations, and the Combined Company anticipates to continue serving the customers of Canmax and AGSI, including Circle K, BHP Hawaii, Thrifty Oil, Fuelman, Inc., Irving Oil Corp., West Texas Gas, Southland, ARCO, and the Army and Airforce Exchange.

     Canmax does not currently anticipate any material changes in the Combined Company's business strategy or market focus, although the Combined Company will have additional marketing opportunities because of the Combined Company's products. No assurance can be given that the Merger will be consummated and, if consummated, no assurance can be given that the businesses combined thereby can be successfully integrated. See "Risk Factors - Management of Growth; Integration of Acquired Businesses" and "The Combined Company - Business of the Combined Company."

     MANAGEMENT OF THE COMBINED COMPANY. The Combined Company will be managed after consummation of the Merger by Canmax's existing management and up to three directors selected by representatives of AGSI. Canmax expects to enter into a non-competition and consulting agreement with G. Randy Nicholson, the President and Chief Executive Officer of AGSI, and a non-competition and employment agreement with Jeffrey F. Upp, the Vice President and Chief Financial Officer of AGSI. Upon consummation of the Merger, Canmax anticipates that Steve Covington and Jeff Fisher, each a Vice President of AGSI, will continue to serve in managerial positions with the Combined Company. See "The Merger - Interested Parties" and "The Combined Company - Business of the Combined Company."

     PRINCIPAL HOLDERS. The following table sets forth the effect of the Merger on persons who beneficially own five percent or more of the outstanding shares of Canmax Common Stock or who will beneficially own five percent or more of the outstanding shares of Canmax Common Stock immediately following the Merger.

                                  CANMAX COMMON STOCK             CANMAX COMMON STOCK
                                OWNED BEFORE THE MERGER          OWNED AFTER THE MERGER
                            -----------------------------     -----------------------------
         NAME               NUMBER OF SHARES    PERCENT(1)    NUMBER OF SHARES   PERCENT(2)
------------------------    ----------------    ----------    ----------------   ----------
Dodge Jones Foundation           1,000,000        15.1          1,375,140          11.6

Joseph E. Canon                  1,000,000(3)     15.1          1,375,140(3)       11.6

Founders Equity Group, Inc.        913,364(4)     13.7            913,364(4)        7.7

Kamehameha Schools                       0           0          1,354,901          11.5
Bernice Pauahi
Bishop Estate

Henry H. Peters                          0           0          1,354,901(5)       11.5

G. Randy Nicholson                       0           0          1,680,831(6)       13.4

(1) Based upon 6,611,005 shares of Canmax Common Stock outstanding as of July 31, 1997.

(2) Assumes 1,541,794 shares of AGSI Common Stock are outstanding as of the Effective Time, resulting in the issuance of an aggregate of 5,205,451 shares of Canmax Common Stock in connection with the Merger.

(3) Includes 1,375,140 shares held by the Dodge Jones Foundation of which Mr. Cannon serves as the Executive Director. As such, Mr. Canon exercises voting power over all of such shares.

(4)  Includes 50,000 shares subject to presently exercisable warrants.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(5) Includes 1,354,901 shares held by the Kamehameha Schools Bernice Pauahi Bishop Estate, of which Mr. Peters serves as the Trustee. As such, Mr. Peters exercises voting power over all of such shares.

(6) Includes (i) 481,677 shares subject to presently exercisable warrants to be assumed by Canmax in the Merger; (ii) 285,000 shares subject to warrants to be issued at closing in connection with Mr. Nicholson's non-competition agreement (see "The Merger - Interested Parties" and "- Certain Compensation Arrangements" for a description of the terms of Mr. Nicholson's warrant); (iii) 33,762 shares held by Barbara Nicholson, the wife of Mr. Nicholson; and (iv) 8,103 shares held in trust of which Mr. Nicholson serves as trustee, as to which shares Mr. Nicholson has sole voting power.





--------------------------------------------------------------------------------
                                       12

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS, ALL OF THE RISK FACTORS LISTED BELOW SHOULD BE CONSIDERED CAREFULLY BY AGSI STOCKHOLDERS IN EVALUATING THE MERGER. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. IN THE EVENT THAT THE MERGER IS NOT CONSUMMATED, STOCKHOLDERS OF AGSI WILL CONTINUE TO HOLD SHARES IN AGSI. THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. CANMAX'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW. SEE "SAFE HARBOR STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995."

CONCENTRATION OF REVENUES; CUSTOMER CONCENTRATION

     Canmax's revenues are currently concentrated in The Southland Corporation ("Southland"), which accounted for approximately 94% and 77% of Canmax's total revenue for the six month periods ended April 30, 1997 and 1996, respectively. Canmax's revenues derived from its relationship with Southland include products and services provided directly by Canmax to Southland and indirectly through NCR Corporation ("NCR") to Southland pursuant to NCR's contract with Southland. For the fiscal years ended October 31, 1994, 1995 and 1996, Southland accounted for approximately 50%, 73% and 86%, respectively, of Canmax's total revenues for such fiscal years. During those same periods, Electronic Data Systems ("EDS") accounted for 38%, 10% and 7%, respectively, of Canmax's revenues for such fiscal years. No other customer accounted for over 10% of Canmax's total revenues. On April 29, 1997, Canmax and EDS agreed to terminate substantially all of their business arrangements. Canmax does not anticipate any significant future revenues from EDS.

     By the end of calendar 1997, Canmax will have completed its previously announced $9.5 million project development contract with NCR/Southland, and Canmax's help desk services and production support agreements with Southland expire in December 1998. Canmax is in discussions with Southland regarding future projects and services, but no definitive agreement has been reached to date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Canmax - Liquidity and Sources of Capital." Any termination or significant disruption of Canmax's relationships with Southland could have a material adverse effect on Canmax's business, financial condition and results of operations. In addition, a deterioration in the financial condition of any of its principal customers could expose Canmax to the possibility of large accounts receivable write-offs, which would materially adversely affect Canmax's financial condition and results of operations. See "Information Concerning Canmax - Business - Customers."

PRODUCT CONCENTRATION

     Canmax's primary product is C-Serve, which was designed by Canmax exclusively for the retail petroleum and convenience store marketplace to provide POS transaction processing including a comprehensive range of management tools. For the fiscal years ended October 31, 1994, 1995 and 1996, C-Serve accounted for approximately 55%, 57% and 34%, respectively, of Canmax's revenues for such fiscal periods. Canmax has allocated significant capital resources to the development and completion of an enhanced version of C-Serve to run on the Microsoft Windows family of operating systems ("Windows"). Canmax anticipates that C-Serve and its related enhancements and versions will continue to account for a substantial portion of Canmax's revenue for the foreseeable future. Accordingly, to the extent that Canmax experiences any decline in demand for these products and services as a result of competition, product obsolescence or otherwise, Canmax's operating results and business prospects could be adversely affected.

HISTORY OF LOSSES

     From inception through the fiscal year ended October 31, 1995, Canmax experienced losses from continuing operations. These losses amounted to approximately $6,042,000 and $3,734,000 for the fiscal years ended October 31, 1994 and 1995, respectively. For the fiscal year ended October 31, 1996, Canmax reported its first full year of net income of approximately $143,000. For the six months ended April 30, 1997, Canmax reported net income of approximately $659,000. There can be no assurance that Canmax will continue to report net income in the future as it pursues its plans to expand its product offerings and customer base and to enhance the capabilities of its state-of-the art help desk.

     The development of Canmax's business and the expansion of its product offerings and customer base will require significant expenditures. Certain of these expenditures, including marketing, sales and general and administrative costs, are expensed as incurred while other expenditures, including software design costs, are expensed over a period of time. Canmax will continue to incur significant expenditures with the growth of its business, including capital costs associated with expanding Canmax's product offerings and sales, marketing and other expenses associated with expanding Canmax's customer base. In light of Canmax's history of losses and its expectation that it will continue to incur significant expenses in the foreseeable future, there can be no assurance that Canmax will be able to implement its growth strategy, sustain profitability or generate sufficient cash flow to service its growth expectations.

LIQUIDITY NEEDS; DILUTION

    Canmax generally maintains liquidity through cash generated by operations, the issuance of equity securities, and the exercise of stock options. Canmax has no line of credit or other lending facility. Canmax continues to utilize the majority of its development resources to complete the NCR/Southland Windows NT based project currently in progress. Canmax is also developing its next generation Windows-based product to market to potential customers other than Southland, the completion of which will not be funded by work currently being performed for Southland. Canmax estimates that the costs necessary to complete the development of this product and bring the new product to market will range from $1.5 million to $2.0 million. The failure to complete the development of such product could materially and adversely affect the business prospects of Canmax.

    Canmax believes that it may be necessary to raise additional capital to complete development of its next generation products within the critical window of opportunity and to provide vital marketing and other support services. If cash generated from operations is insufficient to satisfy Canmax's liquidity requirements, Canmax may be required to sell additional debt or equity securities or obtain lines of credit, delay new product development or restructure operations to reduce costs. No financing arrangements to support this development project have been entered into by Canmax at this time and there can be no assurances that such arrangements will be available in the future, or, if available, that such arrangements will be on terms satisfactory to Canmax.

    Canmax is reviewing an acquisition strategy within its current industry and other vertical markets. From time to time Canmax will review acquisition candidates with products, technologies or other services that could enhance Canmax's product offerings or services. Any material acquisitions could result in Canmax issuing or selling additional debt or equity securities, obtaining additional debt or other lines of credit. These activities may also result in a decrease in Canmax's working capital depending, on the amount, timing and nature of the consideration to be paid.

    If the Merger is not consummated or if the cash resources of AGSI at the Effective Time are insufficient to meet Canmax's current liquidity needs, Canmax may immediately seek other sources of capital, which may include public or private debt and/or equity financing or obtaining lines of credit. No assurance can be given that such resources would be available to Canmax on acceptable terms, if at all. Such financings could have a dilutive effect on the stockholders of Canmax.

SIGNIFICANT FLUCTUATIONS IN REVENUES AND OPERATING RESULTS

     Canmax's quarterly and annual revenues and operating results have varied significantly in the past and are likely to continue to do so in the future. Revenues and operating results may fluctuate as a result of several factors, including the demand for Canmax's products and services, the timing and acceptance of the introduction of new hardware and software products, competitive conditions and economic conditions. In particular, Canmax's operating results are highly sensitive to changes in the mix of Canmax's product and service revenues and product margins. Further, the purchase of Canmax's products and services generally involves a significant commitment of capital, with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. For these and other reasons, Canmax's operating results are subject to a number of significant risks over which Canmax has little or no control, including customers' technology needs, budgetary constraints and internal authorization reviews. Canmax may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected revenue shortfall, which could adversely affect operating results. Accordingly, Canmax believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not necessarily indicative of results to be expected for a full fiscal year. It is possible that in certain future periods, Canmax's operating results may be below the expectations of public market analysts and investors. In such event, the price of Canmax's Common Stock would likely be materially adversely affected. See "Selected Consolidated Financial Data of Canmax" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Canmax."

NEED FOR ADDITIONAL FINANCING FOR GROWTH

     The growth of Canmax's business will require substantial investment on a continuing basis to finance capital expenditures and expenses related to product development and customer base growth. However, although the majority of Canmax's new product development expenses are currently funded through revenues derived under agreements with NCR and Southland, Canmax anticipates that it will require an additional $1.5 to $2.0 million to develop and bring its next generation Windows-based product to market. Canmax has historically utilized capital leases to fund its larger capital expenditures, and cash flow from operations and trade credit for its working capital requirements. There can be no assurance that any such required additional funds would be available on satisfactory terms and conditions, if at all. The markets for Canmax's product and service offerings are characterized by rapidly changing technology and frequent new product and service offerings. As a result, Canmax's success will depend on its ability to enhance existing products and services and to develop and introduce, on a timely and cost-effective basis, new products and services that keep pace with technological developments and address increasingly sophisticated customer requirements. This continued product development may utilize capital currently expected to be available for Canmax's present operations. The amount and timing of Canmax's future capital requirements, if any, will depend upon a number of factors, including product development expenses, marketing support service expenses, and competitive conditions, many of which are not within Canmax's control. Failure to obtain any required additional financing could materially adversely affect the growth, cash flow and earnings of Canmax.

MANAGEMENT OF GROWTH; INTEGRATION OF ACQUIRED BUSINESSES

     The consummation of the Merger will result in a significant growth of Canmax's operations. To manage this growth effectively, Canmax will be required to implement and improve its operating and financial systems and controls. In addition, Canmax will be required to integrate its business operations with those of AGSI. To the extent that Canmax's existing management and management personnel of AGSI retained following the Merger are unable to assume or adequately perform these combined duties, Canmax would be adversely affected. There can be no assurance that the management, systems and controls currently in place or any steps taken to improve such management, systems and controls will be adequate in the future.

     Achieving the benefits that Canmax believes will result from the Merger will depend in part upon the integration of the businesses of Canmax and AGSI in an efficient and effective manner, and there can be no assurance that this will occur. The transition to a combined company will require substantial attention from management. The diversion of management attention and any difficulties encountered in the transition process could have an adverse effect on the revenues and operating results of Canmax. In addition, there can be no assurance that management of the two companies will be compatible, and the process of combining the two organizations could cause the interruption of, or the disruption in, the activities of either or both the companies' businesses, which could have an adverse effect on their combined operations.

RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE

     The markets for Canmax's product and service offerings are characterized by rapidly changing technology and frequent new product and service offerings. The introduction of new technologies can render existing products and services obsolete and unmarketable. Canmax's primary software product is C-Serve which runs under MS-DOS and UNIX operating systems. With the emerging growth of the Windows family of operating systems, customers are preferring that their systems, solutions and software run under a Windows-based system. As a result, Canmax believes it is critical that it develop a Windows based product to remain competitive in today's changing marketplace. Further, Canmax's continued success will depend on its ability to enhance existing products and services, to develop and introduce, on a timely and cost-effective basis, new products and services that keep pace with technological developments, and to address increasingly sophisticated customer requirements. There can be no assurance that Canmax will be successful in identifying, developing and marketing product and service enhancements or new products and services that respond to technological change, that Canmax will not experience difficulties that could delay or prevent the successful development, introduction and marketing of product and service enhancements or new products and services, or that its product and service enhancements and new products and services will adequately meet the requirements of the marketplace and achieve market acceptance. Canmax's business, financial condition and results of operations could be materially adversely affected if Canmax were to incur delays in sourcing and developing product and service enhancements or new products and services or if such product and service enhancements or new products and services did not gain market acceptance.

DEPENDENCE ON AND NEED TO RECRUIT AND RETAIN KEY MANAGEMENT AND TECHNICAL PERSONNEL

     Canmax's success depends to a significant extent on its ability to attract and retain key personnel. In particular, Canmax is dependent on its senior management and technical personnel. As of April 30, 1997, Canmax employed approximately 49 technical professionals. Canmax anticipates further growth in its technical staff. In the past, Canmax has experienced difficulty in attracting qualified technical personnel. Competition for such technical personnel is intense and no assurance can be given that Canmax will be able to recruit and retain such personnel. The failure to recruit and to retain management and technical personnel could have a material adverse effect on Canmax's anticipated growth, revenues and results of operations. See "Information Concerning Canmax - Business - Employees" and " - Management."

INTENSE COMPETITION

     The markets in which Canmax operates are characterized by intense competition from several types of technical service providers, including POS equipment manufactures, specialized application software companies and pump manufacturers. Canmax expects to face further competition from new market entrants and possible alliances between competitors in the future. Certain of Canmax's current and potential competitors have greater financial, technical, marketing and other resources than Canmax. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than Canmax. No assurance can be given that Canmax will be able to compete successfully against current and future competitors. See "Information Concerning Canmax - Business -- Competition."

PROTECTION OF INTELLECTUAL PROPERTY

     Canmax seeks to protect its proprietary software, systems and processes through copyright, trademark and trade secret laws and contractual restrictions on disclosure and copying. Despite such measures, it may be possible for unauthorized third parties to copy aspects of Canmax's software, systems and processes or to obtain and use information that Canmax regards as proprietary. In addition, no assurance can be given that the protective measures taken by Canmax will be sufficient to preclude competitors from developing competing or similar proprietary software, systems and processes.

ABSENCE OF DIVIDENDS

     Canmax has never declared or paid any cash dividends on the Canmax Common Stock and does not presently intend to pay cash dividends on the Canmax Common Stock in the foreseeable future. Canmax intends to retain future earnings for reinvestment in its business. See "Information Concerning Canmax - Dividends on and Market Prices of Canmax Common Stock."

MARKET FOR COMMON STOCK; VOLATILITY OF STOCK PRICE

     Canmax cannot ensure that an active trading market for the Common Stock on the Nasdaq SmallCap Market will be sustained subsequent to the Merger. After completion of the Merger, the market for the Common Stock may be influenced by many factors, including the depth and liquidity of the market for the Canmax Common Stock, investor perceptions of Canmax and general economic and other similar conditions. The market price for shares of the Canmax Common Stock has varied significantly and may be volatile depending on news announcements or changes in general market conditions. In particular, news announcements, quarterly results of operations, competitive developments, litigation or governmental regulatory action impacting Canmax may adversely affect the Canmax Common Stock price.

PROPOSED INCREASED LISTING STANDARDS

     On January 28, 1997, the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market approved increases in the listing and maintenance standards governing the Nasdaq SmallCap Market that are awaiting final approval by the Commission. If the new standards are approved by the Commission and Canmax fails to meet the increased maintenance standards, Canmax could be subject to being delisted from the Nasdaq SmallCap Market. The delisting of Canmax would materially adversely affect the liquidity of the Canmax Common Stock.

SHARES AVAILABLE FOR FUTURE SALE

     Canmax will issue up to an additional 6.7 million shares of Canmax Common Stock in connection with the Merger. Following the consummation of the Merger, certain former stockholders of AGSI may seek to dispose of the shares of Canmax Common Stock received in connection with the Merger. Canmax has agreed to register the resale of shares of Canmax Common Stock received by certain affiliates of AGSI (to be designated at closing) following the consummation of the Merger, which registration will enable such persons to resell their shares of Canmax Common Stock received in the Merger without restriction. In addition, Canmax has filed a registration statement for the resale of 863,364 shares of Canmax Common Stock acquired in a private transaction which was declared effective by the Commission concurrently with the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part. As a result, such shares, constituting approximately 13.1% of the total of all issued and outstanding shares of Canmax Common Stock (anticipated to be approximately 7.3% following the Merger), are presently available for resale without restriction. There can be no assurance, given the moderately low volume of trading typically exhibited in the Canmax Common Stock, that all holders seeking to dispose of Canmax Common Stock will be able to do so or at what price such shares will be sold if dispositions are made. Further, the sale of a significant number of shares of Canmax Common Stock could adversely affect the market price thereof. See "Information Concerning Canmax - Dividends on and Market Prices of Canmax Common Stock" and "Description of Capital Stock - Registration Rights."

                               THE CANMAX MEETING

TIME, PLACE AND DATE

     This Joint Proxy Statement/Prospectus is being furnished to the holders of Canmax Common Stock in connection with the solicitation of proxies by and on behalf of the Board of Directors of Canmax for use at the special meeting of shareholders of Canmax (together with any adjournments or postponements thereof, the "Canmax Meeting") to be held at _____ a.m. on _______ , 1997 at
______________.

PURPOSE

     At the Canmax Meeting, the stockholders of Canmax will consider and vote upon a proposal to approve and adopt the Merger Agreement and the related issuance of up to 6.7 million shares Canmax Common Stock to the former stockholders of AGSI. Upon consummation of the Merger, AGSI, will be merged with and into CRSI, and the combined entity will continue as a wholly-owned subsidiary of Canmax. In addition, at the Canmax Meeting, the Canmax stockholders will consider and vote upon such other business as may properly come before the Canmax Meeting or any adjournment or postponement thereof. See "The Merger - Background and Reasons for the Merger; Recommendation of the Canmax Board."

THE BOARD OF DIRECTORS OF CANMAX HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE RELATED ISSUANCE OF SHARES OF CANMAX COMMON STOCK.

RECORD DATE; VOTING RIGHTS

     Holders of shares of Canmax Common Stock of record at the close of business on ______________, 1997 (the "Canmax Record Date") are entitled to notice of, and to vote at, the Canmax Meeting regarding the approval and adoption of the Merger and upon each other matter properly submitted at the Canmax Meeting. On the Canmax Record Date, there were outstanding and entitled to vote __________ shares of Canmax Common Stock, owned by ______ holders of record. Each share of Canmax Common Stock is entitled to one vote upon the approval and adoption of the Merger and any other matter properly submitted at the Canmax Meeting.

VOTE REQUIRED

     The presence at the Canmax Meeting, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Canmax Common Stock constitutes a quorum for the transaction of business. Although neither the Wyoming Business Corporation Act ("WBCA") nor the Articles of Incorporation of Canmax require the approval of the stockholders of Canmax, the Canmax Board has elected to submit the Merger and the related issuance of shares of Canmax Common Stock for approval by the stockholders of Canmax. Because the Canmax Board has required the approval of a majority of all of the issued and outstanding shares of Canmax Common Stock, abstentions and broker non-votes will have the effect of a vote "against" the Merger. As of July 31, 1997 the directors and executive officers of Canmax and their affiliates owned an aggregate of 127,498 shares (1.9%) of the then-outstanding shares of Canmax Common Stock. Pursuant to applicable Wyoming law, stockholders of Canmax who object to the Merger Agreement and related issuance of shares of Canmax Common Stock will not be afforded the right to receive cash for their shares of Canmax Common Stock.

SOLICITATION OF PROXIES AND EXPENSES

     This Joint Proxy Statement/Prospectus, the accompanying notice and proxy are being mailed on or about _____, 1997 to holders of Canmax Common Stock entitled to notice of, and to vote at, the Canmax Meeting. The cost of preparing, assembling, printing, filing and mailing the Joint Proxy Statement/Prospectus will be borne jointly by AGSI and Canmax. Nominees, fiduciaries and other custodians have been requested to forward soliciting materials to beneficial owners of shares of Canmax Common Stock held of record by them, and such custodians will be reimbursed for their expenses. Canmax has retained The Herman Group, Inc. to assist in the solicitation of proxies in connection with the Canmax Meeting for a fee of $5,000 plus reimbursement of out-of-pocket expenses. Certain officers, directors and employees of Canmax may also solicit proxies by telephone or personal contact. Such officers, directors and employees will not be additionally compensated for such solicitation (other than their regular salaries), but will be reimbursed by Canmax for out-of-pocket expenses incurred by them in the course of such solicitation.

PROXIES

     Holders of Canmax Common Stock are requested to complete, date, sign and promptly return the accompanying form of proxy in the enclosed envelope. Shares of Canmax Common Stock represented by properly executed proxies received by Canmax and not revoked will be voted at the Canmax Meeting in accordance with the instructions contained therein. If instructions are not contained therein, proxies will be voted (i) FOR approval and adoption of the Merger and the Merger Agreement and the related issuance of shares of Canmax Common Stock, and (ii) in the discretion of the holders of the proxy with respect to any other matter that may properly come before the Canmax Meeting.

     Any proxy signed and returned by a holder of Canmax Common Stock may be revoked by such holder at any time before it is voted by giving written notice of such revocation to Canmax, by signing and delivering a proxy bearing a later date, or by attending the Canmax Meeting and giving notice of revocation to Canmax at that time. Attendance at the Canmax Meeting will not in and of itself constitute a revocation of a proxy. Signed but unmarked proxies will be deemed to be a vote FOR approval and adoption of the Merger Agreement and related issuance of shares of Canmax Common Stock.

                                THE AGSI MEETING

TIME, PLACE AND DATE

     This Joint Proxy Statement/Prospectus is being furnished to the holders of AGSI Common Stock in connection with the solicitation of proxies by and on behalf of the Board of Directors of AGSI for use at the special meeting of shareholders of AGSI (together with any adjournments or postponements thereof, the "AGSI Meeting") to be held at _____ a.m. on _______ , 1997 at
______________.

PURPOSE

     At the AGSI Meeting, the stockholders of AGSI will consider and vote upon a proposal to approve and adopt the Merger Agreement, pursuant to which each outstanding share of AGSI Common Stock will be converted into the right to receive 3.37623 shares of Canmax Common Stock and cash in lieu of any fractional shares. At the AGSI Meeting, the AGSI stockholders will also consider and vote a resolution approving the grant of warrants to purchase 285,000 and 120,000 shares of Canmax Common Stock, respectively, at an exercise price of $0.58 per share, to G. Randy Nicholson and Jeffrey F. Upp in connection with non-competition agreements to be entered into by them pursuant to the Merger Agreement. See "The Merger - Certain Compensation Arrangements." Such approval is not a condition to the Merger, but is being sought solely for the purpose of satisfying the requirements of the Internal Revenue Code for not imposing federal excise tax and other adverse tax consequences in respect of the Compensation Arrangements should they be found to constitute "parachute payments" under the Internal Revenue Code. In addition, at the AGSI Meeting, the AGSI stockholders will consider and vote upon such other business as may properly come before the AGSI Meeting or any adjournment or postponement thereof. See "The Merger - AGSI's Reasons for the Merger; Recommendation of the AGSI Board."

THE BOARD OF DIRECTORS OF AGSI HAS UNANIMOUSLY APPROVED THE MERGER AND THE COMPENSATION ARRANGEMENTS AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND FOR APPROVAL OF THE COMPENSATION ARRANGEMENTS.

RECORD DATE; VOTING RIGHTS

     Holders of shares of AGSI Common Stock of record at the close of business on ______________ 1997 (the "AGSI Record Date") are entitled to notice of, and to vote at, the AGSI Meeting regarding the approval and adoption of the Merger Agreement and upon each other matter properly submitted at the AGSI Meeting. On the AGSI Record Date, there were outstanding and entitled to vote ___________ shares of AGSI Common Stock, owned by ____ holders of record. Each share of AGSI Common Stock is entitled to one vote upon the approval and adoption of the Merger Agreement and any other matter properly submitted at the AGSI Meeting.

VOTE REQUIRED

     The presence, in person or by proxy, of stockholders holding a majority of the outstanding shares of AGSI Common Stock entitled to vote will constitute a quorum at the AGSI Meeting. Pursuant to the terms of the DGCL, the affirmative vote of the holders of more than fifty percent (50%) of the outstanding shares of AGSI Common Stock entitled to vote is required for approval and adoption of the Merger Agreement. The approval of the Compensation Arrangements requires the affirmative vote of the holders of 75% of the outstanding shares of AGSI Common Stock, not including the shares beneficially held by Mr. Nicholson and Mr. Upp.

     As of July 31 , 1997 the directors and executive officers of AGSI and their affiliates owned an aggregate of 879,962 shares (57.1%) of the then-outstanding shares of AGSI Common Stock. G. Randy Nicholson, the President and Chief Executive Officer of AGSI, his wife, Barbara Nicholson and M-Y Properties, Ltd., an entity controlled by Mr. Nicholson and Ray McGlothlin, Jr., have each agreed, pursuant to the terms of a Stockholders Voting Agreement, to vote their shares of AGSI Common Stock, representing 386,471 shares (or approximately 25.1% of the outstanding shares) in accordance with the recommendation of the Board of Directors of AGSI with regard to the Merger. On July 9, 1997, the AGSI shares held by M-Y Properties, Ltd. were distributed equally to G. Randy Nicholson and Ray McGlothlin, Jr. Such shares remain subject to the Stockholders Voting Agreement.

     Abstentions will be counted for the purpose of determining the presence or absence of a quorum at the AGSI Meeting. However, because the affirmative vote of the holders of percentages of the outstanding shares of AGSI Common Stock is required to approve the Merger Agreement and the Compensation Arrangements, abstentions will have the same effect as negative votes.

     See "The Merger - Appraisal Rights" for a discussion of the rights available to stockholders of AGSI who make a written demand on appraisal of their shares of AGSI Common Stock and comply with the detailed provisions of the DGCL.

SOLICITATION OF PROXIES AND EXPENSES

     This Joint Proxy Statement/Prospectus, the accompanying notice and proxy are being mailed on or about _____, 1997 to holders of AGSI Common Stock entitled to notice of, and to vote at, the AGSI Meeting. The cost of preparing, assembling, printing, filing and mailing the Joint Proxy Statement/Prospectus will be borne jointly by AGSI and Canmax. Nominees, fiduciaries and other custodians have been requested to forward soliciting materials to beneficial owners of shares of AGSI Common Stock held of record by them, and such custodians will be reimbursed for their expenses. Certain officers, directors and employees of AGSI may solicit proxies by telephone or personal contact. Such officers, directors and employees will not be additionally compensated for such solicitation (other than their regular salaries), but will be reimbursed by AGSI for out-of-pocket expenses incurred by them in the course of such solicitation.

PROXIES

     Holders of AGSI Common Stock are requested to complete, date, sign and promptly return the accompanying form of proxy in the enclosed envelope. Shares of AGSI Common Stock represented by properly executed proxies received by AGSI and not revoked will be voted at the AGSI Meeting in accordance with the instructions contained therein. If instructions are not contained therein, proxies will be voted (i) FOR approval and adoption of the Merger Agreement, (ii) FOR approval and adoption of the Compensation Arrangements; and (iii) in the discretion of the holders of the proxy with respect to any other matter that may properly come before the AGSI Meeting.

     Any proxy signed and returned by a holder of AGSI Common Stock may be revoked by such holder at any time before it is voted by giving written notice of such revocation to AGSI, by signing and delivering a proxy bearing a later date, or by attending the AGSI Meeting and giving notice of
revocation to AGSI at that time.   Attendance at the AGSI Meeting will not in
and of itself constitute a revocation of a proxy.

                                   THE MERGER

GENERAL

     Effective June 16, 1997, Canmax, CRSI and AGSI executed the Merger Agreement attached as APPENDIX A hereto. The Merger Agreement provides for, among other things, the merger of AGSI with and into CRSI upon satisfaction (or waiver where permissible) of the conditions precedent to the Merger, including the approval of the requisite vote of the shareholders of AGSI and Canmax, as more specifically set forth in the Merger Agreement. Pursuant to the terms of the DGCL, the Merger Agreement requires the approval of the holders of more than fifty percent (50 %) of the voting power of AGSI. The Canmax Board has elected to submit the Merger Agreement and the related issuance of shares of Canmax Common Stock to its stockholders for approval, and has required the approval thereof by the holders of a majority of the outstanding shares of Canmax Common Stock. Upon consummation of the Merger, the separate corporate existence of AGSI will cease and AGSI will combine with CRSI as a single corporation.

     Upon the later of the filing of the Certificate of Merger with the Secretary of State of Delaware and the issuance of a Certificate of Merger by the Secretary of State of Texas, each in the manner required by state law to cause the Merger to become effective (the "Effective Time"), the stockholders of AGSI will become stockholders of Canmax. Thereafter, the businesses previously conducted by AGSI and Canmax (through CRSI) will be conducted through CRSI as a wholly owned corporate subsidiary of Canmax.

BACKGROUND OF THE MERGER

     As part of its continuing efforts to maximize shareholder value, the Canmax Board has periodically considered an acquisition strategy within its current industry and other vertical markets. From time to time Canmax has reviewed, and will continue to review, acquisition candidates with products, technologies or other services that could enhance Canmax's product offerings or services.

     In late October 1996 at a trade show in Las Vegas, Nevada, Roger D. Bryant, the Chief Executive Officer of Canmax, and G. Randy Nicholson, the Chief Executive Officer and President of AGSI, informally discussed the possibilities of a strategic alliance and jointly marketing Canmax and AGSI's products and services. Messrs. Bryant and Nicholson continued these discussions throughout the remainder of October and early November of 1996, and in mid-November, a meeting was held in Canmax's offices among Mr. Bryant, Philip M. Parsons, the Chief Financial Officer of Canmax, Mr. Nicholson and Jeffrey F. Upp, the Chief Financial Officer of AGSI. These discussions and the meeting revealed that the companies had similar business strategies and complementary product lines and distribution opportunities, and that merging the two companies should be considered. Therefore, on November 26, 1996, the companies signed confidentiality agreements to exchange information for further evaluation with regard to a possible transaction.

     On February 27, 1997, Mr. Bryant and Mr. Parsons visited AGSI's offices in Abilene, Texas and met with Mr. Nicholson and Mr. Upp to discuss the structure of a possible transaction.

     On March 25, 1997, Mr. Bryant, Mr. Parsons, and Debra L. Burgess, Chief Operating Officer of Canmax, met with Mr. Nicholson and Mr. Upp at Canmax's offices to discuss general parameters of a business combination, primarily focusing on the valuation and structural issues arising from the proposed transaction. The parties reviewed and discussed various financial valuation models for the combined company prepared by Canmax management and engaged in a presentation and review of each company's independent historical and projected financial results, and presentation of a new business model for the combined company on a projected prospective basis.

     From late March through early May of 1997, the companies continued discussions regarding the proposed business combination. During this time, Canmax also negotiated and finalized the termination of certain obligations to EDS.

     Canmax began preliminary due diligence on AGSI on May 5, 1997. On May 22, 1997, Mr. Bryant met with Mr. Nicholson at AGSI's offices in Abilene, Texas to discuss certain terms of the transaction. These discussions primarily focused on the combined board structure, treatment of outstanding AGSI stock options and warrants, consulting contracts for Mr. Nicholson and Mr. Upp, and prospective employee matters.

     On May 27, 1997, the results of the preliminary due diligence and the matters discussed above were presented to the Canmax Board. Additionally, management presented (i) an overview of both companies' products, (ii) the advantages of the combined company from a product, operations, sales and marketing, and research and development perspective, and (iii) projected pro forma financial information. The Canmax Board authorized management to commence negotiations of a definitive agreement related to the transaction. Upon the general terms presented to the Board, which included the issuance of up to 6.7 million shares for the currently outstanding stock, options and warrants of AGSI, and set forth other parameters in negotiating the certain terms of the proposed transaction.

     In late May, a privately-held software development company ("Party A") contacted Mr. Nicholson and discussed the possibility of a merger with AGSI followed by an initial public offering ("IPO") of the resulting company's stock. Mr. Nicholson presented this proposal to the AGSI Board of Directors, which instructed Mr. Nicholson to continue to investigate the feasibility of the proposed business combination with Party A and the IPO of the resulting company. Mr. Nicholson notified representatives of Canmax of Party A's proposal and of AGSI's continued discussions with Party A.

     On May 30, 1997, as a result of the parties' inability to agree upon the parameters for continuing negotiations, including a quiet period to ensure exclusive dealings and certain key terms and conditions of the transaction, Canmax withdrew its offer to acquire and merge with AGSI. Further discussions between AGSI representatives and Party A revealed that the proposed merger and IPO would likely involve significant uncertainties and that negotiation and consummation of such transactions could not be effectuated within a reasonable period of time. Therefore, the AGSI Board of Directors instructed Mr. Nicholson to resume negotiations with Canmax. On June 6, the AGSI Board approved a quiet period and on June 9-10, 1997, Mr. Bryant, Mr. Parsons, and Ms. Burgess of Canmax met with Mr. Nicholson and Mr. Upp in Abilene, Texas to continue negotiations and discuss a tentative schedule for completion of due diligence and the filing of the joint proxy/prospectus. At the meeting, the parties tentatively agreed that the board of directors of the combined company would be comprised of three persons from Canmax, three persons designated by AGSI and three outside members chosen from Canmax's four current outside directors, with Mr. Bryant to serve as Chairman and Mr. Nicholson to serve as Vice-Chairman.

     From June 11, 1997 through June 16, 1997, members of senior management of Canmax and AGSI, together with their legal advisors, negotiated the terms of the definitive Merger Agreement and related documents. The substance of these discussions, which were held telephonically, through the exchange of draft documents and at a meeting on June 11, 1997 at the offices of AGSI's legal counsel related to finalization of the terms of the Merger Agreement and the content of the disclosure schedules of each of Canmax and AGSI to be delivered in connection with the execution of the Merger Agreement.

     On June 16, 1997, the Canmax Board held a meeting at which a draft of the definitive Merger Agreement was reviewed and Rauscher Pierce Refsnes, Inc. (the "Canmax Advisor") delivered its oral opinion to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review, the transaction contemplated by the Merger Agreement was fair to the stockholders of Canmax from a financial point of view. Following such discussions, the Board approved the Merger Agreement, subject to review of disclosure schedules at a later time, the receipt of a final fairness opinion from the Canmax Advisor, and the completion of a valuation project. Additionally, the Board voted to amend the bylaws of Canmax to create a Chairman and Vice Chairman position on the Board.

     Late in the evening of June 16, 1997, the parties executed the Merger Agreement. On June 17, 1997 Canmax issued a press release announcing the proposed Merger.

     From June 17, 1997 to July 23, 1997, the companies completed their disclosure schedules in accordance with the Merger Agreement; completed due diligence on the aforementioned disclosure schedules; and completed a valuation project and preliminary allocation of the transaction purchase price.

     On July 21, 1997, a meeting of the Canmax Board was held. At the meeting, John R. Bozalis and John D. Kearney, representatives of the Canmax Advisor, presented a review and analysis of the historical and future prospects of Canmax and AGSI, the potential benefits of a business combination between Canmax and AGSI, and the fairness of such a transaction from a financial point of view to Canmax and the shareholders of Canmax. The presentation, analysis and opinions of the Canmax Advisor at such meeting was consistent with the preliminary oral opinion of the Canmax Advisor presented at the June 16, 1997 meeting of the Canmax Board. Additionally, the Canmax Board reviewed and discussed the AGSI disclosure schedules, the results of the valuation project and preliminary allocation of the transaction purchase price, the terms of the consulting and non-competition agreements with Mr. Nicholson and Mr. Upp in accordance with the Merger Agreement, and the terms of the employment agreements with Mr. Bryant, Mr. Parsons, and Ms. Burgess. Following such discussions, the Canmax Board unanimously approved the Merger and such employment agreements.

     On July 21, 1997, the Canmax Advisor delivered a written opinion to the members of the Canmax Board to the effect that the proposed Merger was fair from a financial point of view to Canmax and the shareholders of Canmax.

CANMAX'S REASONS FOR THE MERGER; RECOMMENDATION OF THE CANMAX BOARD

     Following several months of negotiations and preliminary analysis of the Merger, the Board of Directors of Canmax met on June 16, 1997 and, after having reviewed a draft of the proposed Agreement and Plan of Merger, determined that the terms of the Merger were fair and in the best interests of Canmax and its stockholders. At such meeting, the Canmax Board authorized certain officers of Canmax to execute the Merger Agreement. On July 21, 1997, the Canmax Board unanimously approved the Merger upon the terms set forth in the Merger Agreement as being in the best interests of Canmax and its stockholders, and ratified and approved the actions of the officers of Canmax in negotiating and executing the Merger Agreement.

     ACCORDINGLY, THE BOARD OF DIRECTORS OF CANMAX, HAVING UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AGREEMENT AND RELATED ISSUANCE OF SHARES OF CANMAX COMMON STOCK ARE FAIR TO AND IN THE BEST INTERESTS OF CANMAX AND ITS STOCKHOLDERS, RECOMMENDS THAT THE STOCKHOLDERS OF CANMAX VOTE FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND RELATED ISSUANCE OF SHARES OF CANMAX COMMON STOCK.

     The decision of the Canmax Board to approve the Merger Agreement on July 21, 1997 followed several months of exploring and analyzing strategic and financial alternatives available to Canmax. During this period, the Canmax Board reviewed in detail the business plan, results of operations and prospects of Canmax. Also during this period, Canmax considered other potential acquisition candidates and other alternatives for strategic alliances and acquisitions and sources of capital.

     In making its recommendation to the stockholders of Canmax with respect to the Merger, the Canmax Board considered a number of factors. These factors, all of which supported its determination, include the following:

     (i) The information provided to the Canmax Board by the officers of Canmax with respect to the financial and other aspects of the Merger, including the prospects of Canmax if the Merger were not consummated;

     (ii) The review of the material terms and conditions of the Merger as reflected in the Merger Agreement, including the amount and form of consideration;

     (iii) The historical and prospective business of both AGSI and Canmax, including, among other things, the current financial condition and future prospects of AGSI and Canmax;

     (iv) The range of complementary services offered by Canmax and AGSI, which the combined entity can use to retain and broaden existing client relationships;

     (v)   The strategic effect of a business combination with AGSI including
(A) access to additional product lines, (B) access to a broader customer base to expand its existing client relationships, (C) the compatibility of the business operations of Canmax and AGSI and (D) the opportunities to enhance shareholder value by bringing in additional management expertise; and

     (vi) The impact of the Merger on the long-term goals, interests, prospects and objectives of Canmax.

     The foregoing discussion of the information and factors considered by the Canmax Board is not exhaustive but is intended to include all material factors considered by the Canmax Board. The Canmax Board did not quantify or attach any particular weight to any of the various factors that it considered in reaching its determination that the Merger is in the best interest of its stockholders.

OPINION OF CANMAX ADVISOR

     Rauscher Pierce Refsnes, Inc. (the "Canmax Advisor") has delivered its written opinion dated July 21, 1997, that the consideration to be paid to the shareholders of AGSI as pursuant to the Merger Agreement is fair from a financial point of view to the shareholders of Canmax. The full text of the written opinion of the Canmax Advisor dated July 21, 1997, which sets forth the assumptions made, the matters considered and the review undertaken with regard to such opinion, is attached as APPENDIX B hereto. Stockholders are urged to read the opinion in its entirety. The summary of the Canmax Advisor's opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, the Canmax Advisor (i) reviewed the Merger Agreement; (ii) reviewed the Annual Reports to Stockholders for the two fiscal years ended October 31, 1996, Annual Reports on Form 10-K for the three fiscal years ended October 31, 1996 and interim Reports to Stockholders and Quarterly Reports on Form 10-Q for the six months ended April 30, 1997, of Canmax; (iii) reviewed the audited financial statements for the four years ended September 30, 1996 and the unaudited interim financial statements for the eight months ended May 31, 1996 and May 31, 1997 of AGSI; (iv) discussed with certain members of senior management of Canmax and AGSI the past and current business operations, financial condition and future prospects of Canmax and AGSI; (v) reviewed certain internal financial analyses and forecasts of Canmax and AGSI prepared by respective managements; (vi) reviewed historical market prices and trading volumes for the Canmax's Common Stock; (vii) compared certain financial information for Canmax and AGSI with similar information for certain other companies the securities of which are publicly traded; (viii) compared certain financial information for Canmax and AGSI with similar information for certain other companies, the securities of which are publicly traded; and (ix) reviewed selected financial terms of certain recent business combinations.

     In connection with its review and the presentation of its written opinion, the Canmax Advisor relied upon and assumed the accuracy and completeness of the financial and other information publicly available or furnished to it by Canmax and AGSI or their representatives. The Canmax Advisor has not independently verified the accuracy or completeness of such information. The Canmax Advisor has not made or obtained any independent evaluations or appraisals of any of the properties, assets or facilities of Canmax or AGSI. With respect to the financial projections of Canmax and AGSI, the Canmax Advisor has assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management as to the future financial performance of Canmax and AGSI, respectively, and the Canmax Advisor expressed no opinion with respect to such forecasts or the assumptions on which they are based.

     MERGER CONSIDERATION. The Canmax Advisor estimated the consideration to be paid by Canmax in the Merger (the "Merger Consideration") would consist of approximately 5,205,454 shares of Canmax Common Stock and options and warrants to purchase an additional 1,494,546 shares at various strike prices as adjusted by the exchange ratio agreed to in the Merger. Based on the average closing share price of $2.32 for the five days preceding the announcement of the Merger Agreement on June 17, 1997, the total Merger Consideration was estimated at $13,207,000.

     The following is a summary of the analyses that the Canmax Advisor utilized in arriving at its opinion as to the fairness of the consideration to be paid to the stockholders of AGSI pursuant to the Merger Agreement from a financial point of view to the shareholders of Canmax, and that the Canmax Advisor discussed with the Board of Directors of Canmax at its July 21, 1997 meeting.

     VALUATION METHODOLOGY. For purposes of its opinion as to the fairness of the consideration to be paid to the shareholders of AGSI by Canmax in connection with Merger from a financial point of view, the Canmax Advisor employed three principal valuation methodologies: a publicly traded comparable company analysis, a merger and acquisition transaction analysis and a discounted cash flow analysis. The Canmax Advisor drew no specific conclusion from any one of these valuation methodologies, but subjectively factored its observations from each analysis into its qualitative assessment of the relevant facts and circumstances. The methodologies used by the Canmax Advisor as described to the Board of Directors of Canmax at its July 21, 1997 meeting, are described below.

     PUBLICLY TRADED COMPARABLE COMPANY ANALYSIS. The Canmax Advisor reviewed the financial, operating and market performance of the following group of companies with that of AGSI: American Software, Inc., Applied Intelligence Group, JDA Software Group, Inc., MICROS Systems, Inc., PAR Technology, Radiant Systems, Inc., Telepanel Systems, Inc., and Tokheim Corporation. The comparable company group (the "Comparable Group") was selected because they are publicly-traded companies with operations that, for purposes of this analysis, may be considered to be similar to the operations of AGSI. The Canmax Advisor observed that comparable company analysis is subject to certain limitations, including the fact that no individual company has a business mix that precisely mirrors that of AGSI. The Comparable Group was selected from a broader universe of companies that supply software and hardware for retail point of sale systems. The Canmax Advisor examined certain publicly available information for the Comparable Group, including, but not limited to, latest 12 months ("LTM") net sales, gross profit, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, earnings per share, market capitalization (the market value of a company's common stock), net debt (total debt and other obligations less cash equivalents and marketable securities) and the market value of capitalization (market capitalization plus net debt). The Canmax Advisor also examined and compared various market data, including various trading multiples such as market value of capitalization to net sales, gross profit, EBITDA and EBIT, and the stock price per share to earnings per share. In comparing the implied valuation ranges from the Comparable Group to the consideration paid by Canmax to AGSI, the Canmax Advisor adjusted valuations to reflect an average premium for control based on statistics observed over the past five years.

     The Comparable Group's market value of capitalization to LTM net sales multiples ranged from 0.6x to 21.1x (with a median of 1.9x) and was 1.3x for AGSI based on the estimated Merger Consideration. The Comparable Group's market value of capitalization to gross profit multiples ranged from 1.6x to 15.3x (with a median of 3.1x) and was 2.0x for AGSI based on the estimated Merger Consideration. The Comparable Group's market value of capitalization to LTM EBITDA multiples ranged from 10.4x to 26.7x (with a median of 11.7x) and was 15.1x for AGSI based on the estimated Merger Consideration. The Comparable Group's market value of capitalization to LTM EBIT multiples ranged from 13.2x to 29.3x (with a median of 17.6x) and was 31.1x for AGSI based on the estimated Merger Consideration. The Comparable Group's stock price per share to LTM earnings per share multiples ranged from 23.9x to 47.3x (with a median of 28.1x) and was 52.4x for AGSI based on the estimated Merger Consideration.

     COMPARABLE MERGER AND ACQUISITION TRANSACTION ANALYSIS. The Canmax Advisor reviewed selected financial terms of certain recent similar business combinations including: International Verifact Inc./National Transaction Network, Inc., HBO & Co./Enterprise Systems, Inc., Reed Elsevier PLC/MDL Information Systems, IDX Systems Corp./Phamis Inc., Moore Corp. Ltd./Peak Technologies Group Inc., Sterling Software Inc./Texas Instruments Inc. -software business, Hewlett-Packard Co./VeriFone Inc., International Verifact, Inc./Soricon Corp., Baan Co NV/Aurum Software Inc., BTG Inc./Nations Inc., Cardinal Health, Inc./MediQual Systems, Electronic Arts Inc./Maxis Inc., Industrial Data Systems Corp./Design Automation Systems, Radiant Systems, Inc./Restaurant Management and Control Systems, Inc., Radiant Systems, Inc./Twenty/20 Visual Systems (the "Comparable Transaction Group"). The Canmax Advisor observed that the Comparable Transaction Group analysis is subject to certain limitations, including: (i) the analysis does not incorporate the time of the transactions, (ii) no single transaction is precisely comparable in business characteristics and market conditions, and
(iii) there is a scarcity of public disclosure on terms of certain of the comparable transactions and the financial performance of acquirees.

     The Comparable Transaction Group's market value of capitalization to LTM net sales multiples ranged from 0.3x to 9.3x (with a median of 2.4x) and was 1.3x for AGSI based on the estimated Merger Consideration. The Comparable Transaction Group's market value of capitalization to LTM gross profit multiples ranged from 1.3x to 15.4x (with a median of 5.1x) and was 2.0x for AGSI based on the estimated Merger Consideration. The Comparable Transaction Group's market value of capitalization to LTM EBIT multiples ranged from 16.6x to 30.6x (with a median of 23.3x) and was 31.1x for AGSI based on the estimated Merger Consideration. The Comparable Transaction Group's market value of capitalization to LTM cash flow multiples ranged from 15.0x to 30.4x (with a median of 21.7x) and was 13.3x for AGSI based on the estimated Merger Consideration. The Comparable Transaction Group's market value of capitalization to LTM net income multiples ranged from 22.1x to 46.0x (with a median of 32.7x) and was 52.4x for AGSI based on the estimated Merger Consideration.

     DISCOUNTED CASH FLOW ANALYSIS. Using a discounted cash flow analysis, the Canmax Advisor estimated the present value of the future cash flows that AGSI could be expected to produce over a four-year period from 1998 through 2001 under various assumptions. The Canmax Advisor determined the value for the AGSI Common Stock by adding (i) the present value (using discount rates ranging from 14.0% to 20.0%) of the four -year unleveraged free cash flows of AGSI and (ii) the present value of AGSI's year 2001 estimated terminal value, and subtracting (iii) net debt as defined above. The terminal values were estimated by multiplying the year 2001's projected unlevered net income of AGSI by a range of multiples derived from the Comparable Group, as contained in the Publicly Traded Comparable Company Analysis (ranging from 9.0x to 12.0x the year 2001's unlevered net income). This analysis produced implied equity values ranging from $16.1 million to $22.6 million (with a median of $19.1 million) compared to the estimated Merger Consideration of $13.2 million.

     OTHER FACTORS CONSIDERED. The Canmax Advisor reviewed recent trends in the price per share of Canmax's Common Stock and noted that on June 16, 1997, the day prior to the public announcement of the proposed Merger, Canmax's Common Stock last trading price on the Nasdaq SmallCap Market was $2.75 per share. Further, during the period from May 16, 1997 through June 15, 1997, Canmax's Common Stock traded in a range from $1.875 per share to $2.313 per share and during the period from June 17, 1997 through July 18, 1997 Canmax's Common Stock traded in a range from $2.188 per share to $2.75 per share.

     In arriving at its written opinion dated July 21, 1997 and in discussing its opinion with the Board of Directors, the Canmax Advisor performed certain financial analyses, portions of which are summarized above. The summary set forth above is not a complete description of the Canmax Advisor's analyses. The Canmax Advisor believes that its analyses must be considered as a whole and that selecting portions of its analyses could create an incomplete view of the process underlying its opinion. In addition, the Canmax Advisor may have given various analyses more or less weight than other analyses and may have deemed some assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be the Canmax Advisor's view of the actual value of AGSI, Canmax or the Combined Company. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. No company or transaction used in the Publicly Traded Comparable Company Analysis or the Comparable Merger and Acquisition Transaction Analysis summarized above is identical to AGSI or Canmax or the transaction. Accordingly, any such analysis of the value of the consideration paid to stockholders of AGSI involves complex considerations and judgments concerning differences in the potential financial and operating characteristics of the comparable companies, as well as other factors relating to the trading and the acquisition values of the comparable companies. These and other limitations may detract from the usefulness of Comparable Group's publicly traded multiples or other valuation methodologies. In performing its analyses, the Canmax Advisor considered numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Canmax and all of which are beyond the control of the Canmax Advisor. The results of the analyses performed by the Canmax Advisor are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. The analyses described above were prepared solely as part of Canmax's analysis of the fairness of the consideration to the shareholders of AGSI. The analyses do not purport to be appraisals or to reflect the prices at which AGSI or the Combined Company might actually trade or the actual trading value of Canmax's securities.

     The Canmax Advisor is a nationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions. Canmax selected the Canmax Advisor to act as its financial advisor on the basis of the Canmax Advisor's reputation and familiarity with Canmax and its industry. The Canmax Advisor was not involved directly in the negotiation of the Merger. Pursuant to the engagement letter dated June 12, 1997 between Canmax and the Canmax Advisor, Canmax agreed to pay to the Canmax Advisor a fee of $75,000 for its financial advisory services. Of this amount, $25,000 was payable upon execution of the engagement letter, $25,000 was payable upon the delivery of the Canmax Advisor of a form of its written opinion, and $25,000 was payable upon the delivery of the final written opinion to the Canmax Board. Canmax has also agreed to reimburse the Canmax Advisor for fees reasonably incurred by the Canmax Advisor. In connection with the execution of the engagement letter, Canmax and the Canmax Advisor also entered into an indemnification letter providing for the indemnification of the Canmax Advisor and its affiliates, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under the Federal securities laws, in connection with its services.

AGSI'S REASONS FOR THE MERGER; RECOMMENDATION OF THE AGSI BOARD

     After several months of negotiations, analysis of the Merger, and due diligence into the business of Canmax, the Board of Directors of AGSI met on June 16, 1997 to consider the Merger. At the meeting, the AGSI Board reviewed a draft of the Merger Agreement and the terms of the Merger and received an oral report from The GulfStar Group, Inc. (the "AGSI Advisor") with respect to the proposed combination with Canmax. At the meeting, the AGSI Board approved the terms of the Merger Agreement subject to final approval by the AGSI Board and shareholders, formalization of acceptable arrangements with certain AGSI employees and the satisfactory completion of due diligence. On August 8, 1997, after reviewing the Merger Agreement, the recommendations and report of the AGSI Advisor, the historical and prospective businesses of both AGSI and Canmax, including, among other things, the current financial condition and future prospects of AGSI and Canmax, the AGSI Board approved the Merger Agreement and determined that their terms of the Merger were fair and in the best interests of AGSI and its stockholders.

     AGSI management believes the Merger affords major synergistic opportunities to compete in the market segment AGSI services. AGSI management also believes that the combination of AGSI and Canmax will create an organization with the ability to market integrated solutions from the fuel and store points-of-sale to headquarters management with the support of substantial help desk services. Developing an integrated suite of products should allow for marketing to a different class of customer, including the major oil companies. The combined efforts in research and development, along with the well-developed help desk support of Canmax, should greatly strengthen the ability of the Combined Company to market its products as the industry evolves. At the same time, AGSI management believes the AGSI stockholders will benefit from the ability to continue as Canmax shareholders and to participate in future growth of the business, while having ownership in a much larger and more diverse publicly traded company as a result of the tax-free exchange contemplated by the Merger.

     ACCORDINGLY, THE BOARD OF DIRECTORS OF AGSI RECOMMENDS THAT THE STOCKHOLDERS OF AGSI VOTE FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND RELATED EXCHANGE OF THEIR AGSI SHARES FOR SHARES OF CANMAX COMMON STOCK.

OPINION OF AGSI ADVISOR

     At a meeting on August 8, 1997, The GulfStar Group, Inc. (the "AGSI Advisor") delivered to the Board of Directors of AGSI its opinion dated August 8, 1997, to the effect that, based upon and subject to the assumptions, qualifications and limitations therein set forth, as of such date, the per share consideration to be received by the stockholders of AGSI pursuant to the Merger Agreement is fair from a financial point of view to the holders of the AGSI Common Stock.

     The full text of such written opinion of the AGSI Advisor which sets forth the assumptions made, the matters considered, the scope and limitations of the review undertaken and the procedures followed by the AGSI Advisor with regard to such opinion, is attached as APPENDIX C. Stockholders are urged to read the opinion in its entirety. The summary of the AGSI Advisor's opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     The AGSI Advisor has consented to the reproduction of its fairness opinion as Appendix C and to the inclusion of the summary thereof therein. In giving such consent, the AGSI Advisor does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission thereunder, nor does it thereby admit that it is an expert with respect to any part of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part within the meaning of the term "experts" as used in the Securities Act, or the rules and regulations of the Commission thereunder. The AGSI Advisor's opinion was for the information of the AGSI Board in connection with the AGSI Board's consideration of the Merger and does not constitute a recommendation to any AGSI stockholder as to what actions such stockholder should take with respect to, or how such stockholder should vote on, the Merger Proposals.

     In arriving at its opinion, the AGSI Advisor, among other things, (i) reviewed the audited financial statements for recent years and other financial and operating data of AGSI made available to the AGSI Advisor by AGSI; (ii) discussed with certain members of AGSI's senior management ("AGSI Management") the business, financial condition and prospects of AGSI and the Combined Company; (iii) reviewed and discussed with AGSI Management certain internally prepared operating and financial information regarding AGSI, including certain projections; (iv) performed a limited review of and conducted discussions with certain members of Canmax's senior management ("Canmax Management") concerning the audited financial statements of Canmax for recent years and other publicly available information regarding Canmax, its finances and operations, the business, financial condition and prospects of Canmax and the Combined Company, certain internally prepared operating and financial information regarding Canmax and the Combined Company, including projections prepared by Canmax Management, and historical market prices and trading volumes for the Canmax Common Stock; (v) compared certain financial information of AGSI and Canmax with certain financial information and the recently reported common stock prices of companies engaged in businesses the AGSI Advisor considers to be comparable to that of AGSI and Canmax; (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (vii) reviewed the Merger Agreement, as signed on June 16, 1997; and (viii) performed such other analysis and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as deemed relevant by the AGSI Advisor. The AGSI Advisor also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

     In rendering its opinion, the AGSI Advisor assumed and relied upon the accuracy and completeness of all of the information, representations and warranties concerning AGSI, Canmax or the Combined Company provided to or considered by it in connection with its review of the Merger, including the representations and warranties of each party in the Merger Agreement, and it did not assume any responsibility for independent verification of such information. The AGSI Advisor did not prepare any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of AGSI or Canmax, nor did it conduct a physical inspection of the properties and facilities of either company or been furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections made available to it and used in its analysis, the AGSI Advisor assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of AGSI, Canmax and the Combined Company, as the case may be. The AGSI Advisor expressed no opinion with respect to such forecasts and projections or the assumptions on which they were based. For purposes of its opinion, the AGSI Advisor assumed that neither AGSI nor Canmax is a party to any pending transactions, including external financings, recapitalizations or material merger discussions other than the Merger and those activities undertaken in the ordinary course of conducting their respective businesses. The AGSI Advisor has not been asked to consider, and its opinion does not address, the relative merits of the Merger as compared to any alternate business strategies that might exist for AGSI or the effect of any other transaction in which AGSI might engage. The AGSI Advisor's opinion is necessarily based on information available to it, and on economic, market, financial and other conditions and circumstances existing and disclosed to it, as of the date of its opinion. Although subsequent developments may affect its opinion, the AGSI Advisor has no obligation to update, revise or reaffirm its opinion.

     The AGSI Advisor did not express any opinion as to what the value of the Canmax Common Stock actually will be when issued to the AGSI stockholders pursuant to the Merger Agreement or the price at which the Canmax Common Stock will trade subsequent to the Merger.

     In arriving at its opinion dated August 8, 1997 and in discussing its opinion with the Board of Directors, the AGSI Advisor performed certain financial analyses, portions of which are summarized below. The summary set forth below is not a complete description of the AGSI Advisor's analyses.
The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, in arriving at its opinion, the AGSI Advisor did not attribute any particular weight to any analysis or factor. No company or transaction used in the AGSI Advisor's analyses is identical to Canmax, AGSI, the Combined Company, or the Merger. Accordingly, the AGSI Advisor believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the summary, without considering all factors and analyses, could create an incomplete

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

view of the processes underlying the analyses set forth in the AGSI Advisor's presentation to the AGSI Board and its opinion. In performing its analyses, the AGSI Advisor made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of AGSI and Canmax. The analyses performed by the AGSI Advisor (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     The analyses performed were prepared solely as part of the AGSI Advisor's analysis of the fairness of the consideration to be received by AGSI stockholders holding shares of AGSI Common Stock prior to the Merger and were provided to the AGSI Board in connection with the delivery of the AGSI Advisor's opinion. Because such analyses are inherently subject to uncertainty, none of the AGSI Board or Management, the AGSI Advisor or any other person assumes responsibility if future events do not conform to the judgments reflected in the respective opinion of the AGSI Advisor.

     The AGSI Advisor has estimated that the total consideration to be paid by Canmax in the Merger will equal, in the aggregate, approximately $13,738,000. This consideration includes 5,205,451 shares of Canmax Common Stock. To calculate the total consideration the AGSI Advisor used an average price of $2.173 per Canmax share, which is based on the average closing prices paid during the 5-day and 30-day trading periods ending June 15, 1997, the day before the Merger Agreement was signed. The AGSI Advisor included as part of total consideration the values of vested options to acquire AGSI Common Stock. The AGSI Advisor also included in total consideration certain warrants and other consideration paid by Canmax for non-competition agreements with certain senior mangers of AGSI.

     VALUATION METHODOLOGY. As a part of the process it employed to reach its opinion regarding the fairness from a financial point of view to the holders of the AGSI Common Stock of the consideration to be received in connection with the Merger, the AGSI Advisor employed principally three valuation methodologies: a publicly traded comparable company analysis, a merger and acquisition transaction analysis and a discounted cash flow analysis. The AGSI Advisor drew no specific conclusion from any one of these valuation methodologies, but subjectively factored its observations from each analysis into its qualitative assessment of the relevant facts and circumstances. The methodologies used by the AGSI Advisor as described to the Board of Directors of AGSI at its August 8, 1997 meeting are summarized below.

     PUBLICLY TRADED COMPARABLE COMPANY ANALYSIS. The AGSI Advisor reviewed publicly available financial, operating and market information for the following group of companies (the "Selected Companies") that it chose for purposes of this analysis: Cam Data Systems, Inc., Radisys Corporation, Radiant Systems, Inc., Tokheim Corporation, and ScanSource, Inc. The Selected Companies were chosen because they are publicly traded companies that for the purpose of analysis may be considered most similar to AGSI. The AGSI Advisor compared historical financial and stock price information for the Selected Companies with similar information for AGSI and Canmax. For each of the foregoing Selected Companies, the AGSI Advisor examined its earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and net income, all measures of financial performance, for the latest twelve month period ("LTM") as reported prior to June 16, 1997. The AGSI Advisor also analyzed the equity market value ("Equity Value") and market value of invested capital ("MVIC"), which it calculated by adding to the equity value the net debt (long-term debt less cash balances), for each of the Selected Companies. The AGSI Advisor then calculated and compared various trading multiples: MVIC to Sales, MVIC to EBITDA, MVIC to EBIT and Equity Value to Net Income. The AGSI Advisor used these multiples and corresponding financial performance information for AGSI and the Combined Company to derive an implied valuation range for the equity of AGSI and of the Combined Company. The valuation range for AGSI was premised on the fact that it is not a public company and that it is a party to a transaction in which 100% of its shares are being exchanged for stock (or cash; in the case of fractional shares). In calculating the valuation range of AGSI's Equity Value, the AGSI Advisor made adjustments that relied on a study of premiums paid recently in control transactions.

     For the Selected Companies, the ratio of MVIC to Sales ranged from 0.25 to 4.42, with a median of 0.61. The MVIC to EBITDA multiples for the Comparable Group ranged from 3.2 to 790.9 with a median of 11.4, and the MVIC to EBIT, ranged from 4.9 to 18.7 with a median of 12.5. The ratio of Equity Value to Net Income for the Selected Companies ranged from 11.3 to 19.6 (two companies had negative net income) with a median of 19.6. The AGSI Advisor then used the median multiples to calculate a range of implied values for both AGSI and the Combined Company. The range of implied values for AGSI and the Combined Company was expressed in the aggregate and on a per share basis. The per share range for AGSI was from $0.49 to $1.37 (adjusted to a Combined Company basis by dividing by the Exchange Ratio). The corresponding range for the Combined Company was $1.23 to $2.61.

     COMPARABLE MERGER ACQUISITION TRANSACTION ANALYSIS. The AGSI Advisor reviewed financial terms as disclosed in publicly available information for selected recent business combinations that it deemed to have similarities to the Merger. The AGSI Advisor divided these transactions into two groups, a small transaction group

(total consideration $100 million and below) and a large transactions group (total consideration above $100 million). The small transaction group (Acquirer/Acquired) consisted of Video Lottery Technologies, Inc./Investor Group, Milgray Electronics, Inc./Bell Industries, Inc. and Max Serve Inc./Sears Roebuck & Co. The large transaction group included MDL Information Systems/Elsevier Science, Phamis, Inc./IDX Systems, Peak Technologies Group, Inc./Moore Corp., Ltd. and Verifone,
Inc./Hewlett-Packard, Inc.

     The AGSI Advisor calculated MVIC to Sales, MVIC to EBITDA and Equity Value to Net Income for each company in the two samples. Such analysis of the small transaction sample indicated the following transaction multiples:
0.49 to 1.56 for MVIC to Sales with a median of 0.62, 6.6 to 9.4 for MVIC to EBITDA with a median of 7.8, and 11.6 to 29.6 (one company had negative net income) with a median of 20.6 for Equity Value to Net Income. The ranges of the calculated multiples for the large transaction sample were as follows:
0.9 to 4.28 for MVIC to Sales with a median of 2.73, 13.4 to 24.6 for MVIC to EBITDA with a median of 16.2, and 22.1 to 52.0 for Equity Value for Net Income with a median of 32.9. The AGSI Advisor used Median multiples from each sample to calculate a valuation range for the equity of AGSI and the Combined Company, both aggregate and on a per share basis, adjusted by the Exchange Ratio. Based on such analysis of the small transaction group, the indicated per share valuation range was $0.79 to $1.18 for AGSI and $1.25 to $2.50 for the Combined Company; and based on such analysis of the large transaction group, the indicated per share valuation range was $0.98 to $3.58 for AGSI and $3.68 to $5.49 for the Combined Company.

     DISCOUNTED CASH FLOW ANALYSIS. The AGSI Advisor used a discounted cash flow ("DCF") analysis to estimate the present value of the future cash flows of AGSI prepared by AGSI Management and of the Combined Company prepared by Canmax Management. In performing this analysis the AGSI Advisor relied on cash flow projections for AGSI and the Combined Company for the fiscal years 1998 through 2002. The AGSI Advisor (i) calculated the present value of the unleveraged free cash flows of each company over the five-year period and added to this amount (ii) the present value of its cash flow value remaining at the end of fiscal 2002 ("Terminal Value"). The discount rates used by the AGSI Advisor ranged from 14.4% to 18.4%. The Terminal Values were calculated by applying a multiple to the distributable cash flow in 2002. The Terminal Value multiple was based on the discount rate and the growth rate expected after 2002. This analysis resulted in an indicated per share valuation range of $1.22 to $2.50 for AGSI and $1.90 to $5.35 for the Combined Company.

     As part of its investment banking business, the AGSI Advisor is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. The AGSI Advisor was engaged solely to render its opinion and has provided no other investment banking services to AGSI or Canmax in connection with the Merger or any other contemplated or completed business transaction. Therefore, in arriving at its opinion, the AGSI Advisor was not authorized to solicit, and did not solicit, interest from any party with respect to any alternative transaction.
 Pursuant to an engagement letter dated June 10, 1997, AGSI agreed to pay the AGSI Advisor a fee of $50,000 for its services performed in connection with the delivery of its opinion. AGSI also agreed to reimburse the AGSI Advisor for its direct expenses reasonably incurred in connection with its assignment, and to indemnify the AGSI Advisor against liability for certain actions.

TERMS OF THE MERGER

     THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE MERGER AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT ATTACHED HERETO AS APPENDIX A AND INCORPORATED HEREIN BY REFERENCE.

     THE MERGER. Subject to the terms of the Merger Agreement, (i) at the Effective Time, AGSI will merge with and into CRSI, (ii) the separate existence of AGSI will cease, (iii) CRSI will be the surviving corporation in the Merger (the "Surviving Corporation") and (iv) the internal corporate affairs of the Surviving Corporation will continue to be governed by the laws of the State of Texas. Upon consummation of the Merger, the Surviving Corporation's principal office will be in Irving, Texas.

     CERTIFICATE OF INCORPORATION; BYLAWS. The Merger Agreement provides that the Certificate of Incorporation of CRSI as in effect immediately prior to the Effective Time will become the Certificate of Incorporation of the Surviving Corporation. The Bylaws of CRSI in effect at the Effective Time will become the Bylaws of the Surviving Corporation.

     DIRECTORS AND OFFICERS. The executive officers of CRSI at the Effective Time will become the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. G. Randy Nicholson and Jeffrey F. Upp will continue to serve the Surviving Corporation as a consultant for a period of up to two years and as an employee for a period of up to seven months, respectively, and Steve Covington, Vice President of AGSI, will be employed by CRSI for a period of up to one year following the Effective Time. Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, Canmax has agreed to cause the number of Board of Directors of Canmax to be increased from seven to nine persons, to cause removal or resignation of one current director of Canmax, and to cause to be elected three directors selected by AGSI (subject to the written approval of the remainder of the Canmax Board). Canmax has agreed to cause two such directors to be appointed to the Audit Committee of Canmax and one of such directors to be appointed to the Compensation Committee of Canmax. See "The Merger - Interested Parties."

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

     EFFECTIVE TIME. Promptly following satisfaction (or waiver where permissible) of the conditions to the Merger, the Merger will be consummated and become effective at the later of the time that the Certificate of Merger to be filed pursuant to the DGCL is accepted for filing by the Secretary of State of Delaware and a Certificate of Merger is issued by the Secretary of State of Texas pursuant to the Texas Business Corporation Act ("TBCA"), or such later date and time as may be specified in such Certificates of Merger. The Certificates of Merger will be filed only upon satisfaction or waiver of the conditions contained in the Merger Agreement and only if no party has exercised any right of termination provided in the Merger Agreement. See "The Merger - Terms of the Merger - Conditions; Waiver." At the Effective Time, the stock transfer books of AGSI will be closed whereupon transfers of AGSI
Common Stock will not be permitted.

     CONVERSION OF SHARES. Upon consummation of the Merger, each share of AGSI Common Stock will be converted into the right to receive 3.37623 shares of Canmax Common Stock. The maximum aggregate number of shares issuable by Canmax in connection with the Merger will be 6.7 million shares of Canmax Common Stock (the "Merger Shares"). THE EXACT NUMBER OF MERGER SHARES TO BE ISSUED IN THE MERGER WILL NOT BE DETERMINED UNTIL IMMEDIATELY PRECEDING THE CONSUMMATION THEREOF. THE NUMBER OF SHARES OF CANMAX COMMON STOCK TO BE ISSUED WILL BE DETERMINED BY REFERENCE TO THE NUMBER OF SHARES OF AGSI COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME. See "Information Concerning Canmax - Dividends on and Market Prices of Canmax Common Stock."

     FRACTIONAL SHARES. No fractional shares of Canmax Common Stock will be issued in the Merger. In lieu of any such fractional shares, each investor who otherwise would be entitled to receive a fractional share of Canmax Common Stock pursuant to the Merger will be paid an amount in cash, without interest, based upon the average closing price of the Canmax Common Stock over the ten-day period ending three days prior to closing.

     STOCK OPTIONS; WARRANTS. Pursuant to the terms of the Merger Agreement, all stock options and warrants to acquire shares of AGSI Common Stock shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Canmax and shall thereafter be deemed to constitute an option or warrant to acquire, on the same terms and conditions, where applicable, the number of whole shares of Canmax Common Stock and cash in lieu of any fractional shares equal to the number of shares of AGSI Common Stock issuable with respect to such stock option or warrant multiplied by the Exchange Rate, at an exercise price per share equal to the exercise price per share of AGSI Common Stock divided by the Exchange Rate. As promptly as practicable after the Effective Time, Canmax shall issue to each holder of an AGSI option or warrant, a written instrument evidencing Canmax's assumption of such option or warrant. As of August 8, 1997, there were outstanding stock options to acquire 300,000 shares of AGSI Common Stock and warrants to acquire 142,667 shares of AGSI Common Stock.

     EXCHANGE OF CERTIFICATES. Montreal Trust Company has been selected to act as the exchange agent (the "Exchange Agent") pursuant to the terms of an Exchange Agent Agreement between Canmax and the Exchange Agent (to be executed immediately prior to the Effective Time), for the purpose of effectuating the delivery of the shares of Canmax Common Stock (or cash in lieu of any fractional shares) to be issued in the Merger. Promptly after the Effective Time, Canmax will cause the Exchange Agent to send to each holder of AGSI Common Stock at the Effective Time a letter of transmittal ("Letter of Transmittal") advising such holders of the terms of the exchange of the AGSI Common Stock and the procedures for surrendering AGSI stock certificates ("AGSI Certificates") in exchange for the consideration provided in the Merger Agreement. Any payment of cash in lieu of fractional shares of Canmax Common Stock will be delivered to each former holder of AGSI Common Stock by check concurrent with the delivery of the whole shares of Canmax Common Stock to be issued to such holder pursuant to the Merger Agreement. ELECTIONS MADE BY AGSI STOCKHOLDERS MADE IN THE LETTER OF TRANSMITTAL ARE IRREVOCABLE. AGSI STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR AGSI CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

     Following the Effective Time and until surrendered as provided above, AGSI Certificates will be deemed to represent the right to receive certificates representing that number of whole Merger Shares of Canmax Common

Stock into which the shares of AGSI Common Stock formerly represented by such AGSI Certificates were converted in the Merger and a cash payment in lieu of any fractional shares.

     The holders of AGSI Certificates will not be entitled to receive dividends or any other distribution from Canmax declared on or after the Effective Time until the AGSI Certificates are surrendered. Upon surrender of an AGSI Certificate, the person in whose name such shares of Canmax Common Stock are issued shall be paid any dividends or other distributions which have a record date after the Effective Time and a payment date prior to surrender. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

     Any certificates for shares of Canmax Common Stock and funds deposited with the Exchange Agent with respect to the formerly outstanding shares of AGSI Common Stock that remain unclaimed for six months after the Effective Time will be delivered to Canmax upon demand, and those holders of AGSI Certificates who have not surrendered their AGSI Certificates shall look only to Canmax for redemption and payment with respect thereto. After such time, holders of AGSI Certificates may submit such certificates to Canmax at 150 West Carpenter Freeway, Irving, Texas 75039, Attention: Chief Financial Officer. Pursuant to the Exchange Agent Agreement, the Exchange Agent will be compensated for out-of-pocket expenses and Canmax will indemnify the Exchange Agent against certain liabilities.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains numerous representations and warranties of Canmax, CRSI and AGSI. Each of Canmax, CRSI and AGSI has represented and warranted certain matters regarding, among other things, organization and qualifications; subsidiaries; capitalizations, the authority to enter into, the enforceability of, and the absence of conflicts with the Merger Agreement; financial matters; taxes; assets and contractual rights and obligations; litigation; employee benefit plans; the absence of brokers or finders; inventories; customers; suppliers; and employee and other labor matters.

     AGSI has made additional representations and warranties regarding its directors and officers, bank accounts and certain affiliates. CRSI and Canmax have made additional representations and warranties regarding the accuracy of information contained in materials filed with the Commission and the termination of its relationships with EDS.

     COVENANTS AND OBLIGATIONS.

          COVENANTS PENDING THE EARLIER OF THE EFFECTIVE TIME OR THE TERMINATION OF THE MERGER. The Merger Agreement sets forth certain obligations of the parties pending the earlier of the Effective Time or the abandonment or termination of the Merger. See "The Merger - Terms of the Merger - Termination." In general, each of AGSI, Canmax and CRSI has agreed, among other things, to (i) operate its business only in the ordinary course,
(ii) use its best efforts to keep its business, properties and business relationships substantially intact, (iii) pay and perform its debts, liabilities and obligations and comply with applicable laws, (iv) not take any action that would cause a breach of any representation or warranties set forth in this Merger Agreement, (v) not declare or pay any dividends or make any distributions of its equity interests, except as specifically provided in the Merger Agreement, (vi) not sell or lease any of its assets except in the ordinary course of business, (vii) except as specified in the Merger Agreement, not grant any increase in compensation of any director or officer or employee or pay any bonuses to such persons, (viii) provide each other and their respective advisors reasonable access to all of its assets, reports, records and personnel, (ix) not issue any public announcements regarding the Merger without the written consent of the other, (x) use reasonable efforts to consummate the transactions contemplated by the Merger Agreement, and (xi) notify each other in writing of any event that could reasonably be anticipated to have a material adverse effect or require any information contained herein to be supplemented or amended under applicable securities laws.

          OTHER AGREEMENTS. Pursuant to the Merger Agreement, Canmax is obligated to (i) prepare and file with the Commission the Registration Statement on Form S-4 (of which this Joint Proxy Statement/Prospectus forms a part) with respect to the shares of Canmax Common Stock issuable in the Merger and use all reasonable efforts to have the Registration Statement declared effective as soon as practicable, (ii) take all action necessary to commence a meeting of its stockholders as promptly as practicable after the Registration Statement is declared effective, recommend to its stockholders the approval of the Merger Agreement and use reasonable efforts to obtain such approval by its stockholders, (iii) execute and deliver a registration rights agreement providing for the registration of the resale of the shares of Canmax Common Stock acquired by certain affiliates of AGSI in the Merger,
(iv) use reasonable efforts to prepare and file with the Commission a registration statement under the Securities Act with respect to the shares of Canmax Common Stock issuable upon the exercise of the AGSI Stock Options assumed by Canmax and to have such registration statement declared effective as soon as practicable, (v) make all required filings with the Commission,
(vi) use reasonable efforts to cause the number of members of the Board of Directors of Canmax to be increased from seven to nine, (vii) indemnify the officers, directors and employees of AGSI in a manner consistent with the indemnification rights available to such persons prior the Effective Time pursuant to the Articles of Incorporation and Bylaws of AGSI and the DGCL and
(viii) cause the shares of Canmax Common Stock to be issued pursuant to the Merger to be listed for trading on the Nasdaq SmallCap Market.

     Pursuant to the Merger Agreement, AGSI is obligated to (i) take all action necessary to convene meetings of its stockholders as promptly as practicable after the Registration Statement is declared effective, recommend to its stockholders the approval of the Merger Agreement and use all reasonable efforts to obtain such approval by its stockholders, (ii) prepare a list of individuals who may be deemed affiliates thereof, (iii) use its best efforts to obtain and deliver to Canmax a consent letter of Price Waterhouse LLP, its independent auditors, and (iv) deliver to Canmax letters of resignation of all directors of AGSI.

     CONDITIONS; WAIVER. The respective obligations of the parties to consummate the Merger are subject to the satisfaction or, where permissible, waiver of the following general conditions: (i) the Registration Statement to which this Joint Proxy Statement/Prospectus forms a part of shall have become effective in accordance with applicable law, (ii) the transactions contemplated by the Merger Agreement shall not have been restrained, enjoined or otherwise prohibited by any applicable law and (iii) no action or proceeding shall be in effect or pending which could render the consummation
of the transactions contemplated by the Merger Agreement illegal.      The
obligations of Canmax and CRSI to consummate the Merger are also subject to the satisfaction (or, where permissible, waiver) of the following conditions:
(i) the approval of the Merger by the stockholders of Canmax; (ii) the accuracy in all material respects of the representations and warranties of AGSI set forth in the Merger Agreement; (iii) delivery of certain documents, certificates and legal opinions by AGSI, (iv) the absence of any material adverse change in the business of AGSI; (v) the receipt of evidence that holders of no more than 10% of the outstanding shares of AGSI Common Stock have exercised appraisal rights under the DGCL; (vi) the execution by G. Randy Nicholson and Jeffrey F. Upp of non-competition, consulting and employment agreements with Canmax; (vii) the receipt by Canmax of the consent letter from AGSI's accountants; (viii) the performance by AGSI in all material respects of all obligations required to be performed by AGSI prior to closing; (ix) the receipt by Canmax of control or effective control of the bank and similar deposit accounts of AGSI; and (x) the receipt by Canmax of a fairness opinion from the Canmax Advisor, which opinion shall not have been withdrawn prior to closing.

     The obligations of AGSI to consummate the Merger Agreement are subject to the satisfaction (or, where permissible, waiver) of the following conditions: (i) the approval of the Merger by the stockholders of AGSI, (ii) the accuracy in all material respects of the representations and warranties of Canmax and CRSI set forth in the Merger Agreement, (iii) delivery of certain documents, certificates and legal opinions by Canmax and CRSI, (iv) the performance in all material respects by Canmax and CRSI of all obligations required to be performed by Canmax and CRSI prior to closing; (v) the absence of any material adverse change in the business of Canmax or CRSI requiring an amendment or supplement to this Proxy Statement/Prospectus, (vi) the receipt by AGSI of a fairness advisor opinion from the AGSI advisor, which opinion shall not have been withdrawn prior to closing; (vii) the execution of non-competition and/or employment agreements by Roger D. Bryant, Debra L. Burgess, and Philip M. Parsons with CRSI, and (viii) an opinion of tax counsel to AGSI that the Merger will constitute a tax free reorganization.

     REGULATORY APPROVALS. The Merger does not require any regulatory approvals other than federal and state approval required in connection with the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.

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

     NO SOLICITATION. AGSI, CRSI and Canmax have each agreed that, prior to the Effective Time, they will not permit any individual acting on their behalf to solicit or encourage any inquiries or proposals for or enter into any discussions with respect to the acquisition of a substantial equity interest in, or business combination involving, such party (an "Acquisition Proposal"). Furthermore, each of Canmax, CRSI and AGSI has agreed that it will not permit any employee or other person acting on its behalf to furnish any non-public information concerning such entities to any person or entity other than in the ordinary course of business, in compliance with its fiduciary duties to its stockholders or pursuant to applicable law.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual consent. In addition, the Merger Agreement may be terminated by AGSI, CRSI or Canmax in the event that any one or more of the conditions to its obligation to close have not been satisfied in full (or, where permissible, waived) on or before October 31, 1997.

     BREAK-UP FEE. If the Merger Agreement is terminated as a result of the Board of Directors of Canmax, CRSI or AGSI approving the execution of, or recommending to its stockholders the acceptance of an Acquisition Proposal, then such party shall be obligated to pay to the other party $400,000 in cash, which sum is the sole and exclusive remedy for any claims arising from the Merger Agreement or the termination thereof.

NON-COMPETITION AGREEMENT

     At closing, G. Randy Nicholson, the President and Chief Executive Officer of AGSI, and Jeffrey F. Upp, Vice President and Chief Financial Officer of AGSI, will enter into Non-Competition Agreements with Canmax and/or CRSI that will prohibit these individuals from competing with Canmax in geographic areas in which AGSI has previously conducted business for a period of five (5) years following the closing. See "The Merger - Interested Parties."

INDEMNIFICATION

     The Merger Agreement provides that Canmax (and CRSI, as the surviving corporation in the Merger) shall indemnify the former officers, directors and employees of AGSI to the fullest extent permitted by applicable law, provided, that the requirement to advance expenses to such persons shall be limited to those instances in which the indemnified party undertakes to repay such amount if it shall ultimately be determined that he is not required to be indemnified under Section 145(c) of the DGCL.

VOTING AGREEMENTS

     Concurrently with the execution of the Merger Agreement, certain stockholders of AGSI holding approximately 25.1% of the outstanding AGSI Common Stock executed a voting agreement, pursuant to which such stockholders have agreed to vote their shares in connection with the recommendation of the AGSI Board with regard to the Merger. The AGSI Board has recommended the approval and adoption of the Merger Agreement, and therefore such stockholders are contractually obligated to vote in favor of the Merger Agreement; provided that the AGSI Board may change such recommendation in connection with an Acquisition Proposal and its fiduciary obligations to its stockholders. See "The Merger -Terms of the Merger - Break-up Fee.".

TRANSFERABILITY OF CANMAX COMMON STOCK

     The shares of Canmax Common Stock to be issued in connection with the Merger will be freely tradeable under the Securities Act, except for shares of Canmax Common Stock issued to any person deemed to be an affiliate of AGSI for purposes of Rule 145 under the Securities Act at the time of the AGSI Meeting (the "Rule 145 Affiliates"). The Rule 145 Affiliates may not resell the shares of Canmax Common Stock received in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 144 or Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the Merger Agreement, (a) AGSI will cause to be prepared and delivered to Canmax prior to the Closing Date, a list identifying all persons who may be deemed to be Rule 145 Affiliates, and (b) Canmax has agreed to enter into a registration rights agreement with such persons at closing, pursuant to which Canmax will file a registration statement with the Commission following the closing to permit resales of the shares of Canmax Common Stock received in the Merger by such Rule 145 Affiliates. Canmax has agreed to file such registration statement within sixty (60) days of the Effective Time and maintain such registration for up to two years. Pursuant to the terms of the registration rights agreement, Canmax will bear the expenses of such registration, other than any underwriting fees or discounts or the fees of counsel to the selling stockholders. Canmax has also agreed to indemnify the selling stockholders from certain liabilities and expenses, including liabilities arising from violations of applicable securities laws.

ACCOUNTING TREATMENT

     It is expected that the Merger will be accounted under the "purchase" method of accounting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The Merger is intended to qualify as a tax-free reorganization under the Code. Consummation of the Merger is conditioned upon AGSI receiving an opinion of its counsel substantially to the effect that the Merger will be treated as a tax-free "reorganization" under Section 368(a) of the Code. Assuming the Merger so qualifies for Federal income tax purposes (i) no gain or loss will be recognized by Canmax, CRSI or AGSI as a result of the Merger,
(ii) holders of AGSI Common Stock whose shares are converted into Canmax Common Stock in the Merger generally will recognize no gain or loss as a result of the conversion (except with respect to AGSI shareholders, who will recognize gain or loss to the extent that they receive cash in lieu of fractional shares or if they exercise their dissenters' rights), and (iii) the holding period and basis applicable to shares of Canmax Common Stock received in the Merger will be the same as the holding period and basis attributable to the AGSI Common Stock that was converted into Canmax Common Stock in the Merger (reduced by any amount allocable to a fractional share interest in Canmax Common Stock for which cash is received). A holder of shares of AGSI Common Stock who receives cash in lieu of a fractional share interest in Canmax Common Stock will recognize gain or loss measured by the difference between the amount of cash received and the amount of the shareholder's aggregate basis allocated to the fractional share interest.
Any gain an AGSI shareholder recognizes will be taxed either as a dividend or as a capital gain. The Internal Revenue Service (the "Service") has published a ruling holding that, in the case of a minority shareholder whose relative stock interest in the surviving corporation is minimal, who exercises no control over the surviving corporation's affairs, and whose relative ownership interest in the surviving corporation has been reduced by a minimal amount (for example, as a result of the receipt of cash in lieu of fractional shares), any gain or loss such shareholder recognizes will be a capital gain or loss. If an AGSI shareholder has held his or her shares as a capital asset, any capital gain or loss recognized will be long-term if the shareholder held his or her shares for more than one year at the time of the Merger.

     No rulings have been requested from the Service with respect to any of the matters discussed herein.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER.
IN ADDITION, IT DOES NOT DISCUSS THE FEDERAL INCOME TAX CONSIDERATIONS THAT MAY BE RELEVANT TO CERTAIN PERSONS, INCLUDING HOLDERS OF OPTIONS OR WARRANTS, AND MAY NOT APPLY TO CERTAIN HOLDERS SUBJECT TO SPECIAL TAX RULES, INCLUDING DEALERS IN SECURITIES, FOREIGN HOLDERS AND HOLDERS WHO ACQUIRED THEIR SHARES OF AGSI COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION. THE DISCUSSION IS BASED UPON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND TO THE DELIVERY OF SUCH OPINION OF COUNSEL AND ANY SUCH CHANGE OR SUCH OPINION OF COUNSEL, IF AND AS DELIVERED, COULD AFFECT THE CONTINUING ACCURACY OF THIS DISCUSSION.

     EACH AGSI SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM, HER OR IT, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     At October 31, 1996, Canmax had net operating loss carryforwards for federal income tax purposes of approximately $19.1 million which expire in the years 2006 through 2010. Utilization of net operating losses may be subject to annual limitations due to an ownership change as provided by the Code. Canmax anticipates that it will undergo a change of ownership as defined in Code Section 382, upon the issuance of the shares contemplated by the Merger. Based on a share price of $2.50 of Canmax Common Stock, the resulting annual limitation of the Combined Company is expected to be approximately $1.0 million per year, and it is anticipated that the annual limitation will result in the expiration of approximately $4.2 million of net operating losses before utilization.

     An issuance by Canmax of its own stock is not a taxable event. Therefore, Canmax will not recognize any taxable gain or loss from the Merger. In addition, the existing holders of the Canmax Common Stock will have no federal income tax consequences as a result of the Merger.

APPRAISAL RIGHTS

     Holders of shares of AGSI Common Stock are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Under the DGCL, holders of shares of AGSI Common Stock who follow the procedures set forth in
Section 262 will be entitled to have their shares of AGSI Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Any stockholder who wishes to exercise appraisal rights, or to preserve his or her rights to do so, should carefully review the following discussion and the text of Section 262, which is attached to this Joint Proxy Statement/Prospectus as APPENDIX D. Failure to timely and properly comply with the procedure set forth in Section 262 will result in the loss of appraisal rights under the DGCL.

     Under Section 262, when a merger is to be submitted for approval at a stockholder meeting, not less than 20 days prior to the meeting, a corporation must notify its stockholders of the availability of appraisal rights and include in such notice a copy of Section 262. This Joint Proxy Statement/Prospectus constitutes such notice.

     EACH AGSI STOCKHOLDER ELECTING TO DEMAND APPRAISAL OF HIS OR HER SHARES OF AGSI COMMON STOCK MUST DELIVER TO AGSI A WRITTEN DEMAND FOR APPRAISAL OF SUCH SHARES BEFORE TAKING OF A VOTE ON THE AGSI MERGER. A proxy or vote against the AGSI Merger does not constitute such a demand. This written demand for appraisal must be in addition to and separate from any proxy or vote concerning the Merger. In addition, a holder of shares of AGSI Common Stock wishing to exercise his or her appraisal rights must hold of record such shares of AGSI Common Stock on the date the written demand for appraisal is made and must continue to hold such shares until the Effective Time. Lastly, a stockholder wishing to exercise his or her appraisal rights must not vote in favor of the Merger Agreement. A failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement by proxy or in person, or the return of a signed proxy that does not specify a vote against approval of the Merger Agreement, will constitute a waiver of such stockholder's right of appraisal and will nullify any previously filed written demand for appraisal. If any holder of shares of AGSI Common Stock fails to comply with any of these conditions and the Merger becomes effective, the holder of shares of AGSI Common Stock will be entitled to receive the consideration receivable with respect to such shares in accordance with the Merger Agreement.

     Within ten days after the Effective Time, AGSI must notify each stockholder of AGSI who has complied with Section 262 and has not voted in favor of or consented to the Merger.

     Only a holder of record of shares of AGSI Common Stock is entitled to assert appraisal rights for the shares of AGSI Common Stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on his or her stock certificates. The demand must state that the stockholder intends to demand payment for his shares of AGSI Common Stock if the Merger is consummated. If the Merger Agreement is approved by AGSI's stockholders, each stockholder who has filed an objection complying with the requirements of Section 262 and who did not vote in favor of the Merger Agreement will be notified in writing of such approval within ten days following the Effective Time of the Merger. If the shares of AGSI Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity. If the shares of AGSI Common Stock are owned of record by more than one person, as in a joint tenancy or tenants in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one of the joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds shares of AGSI Common Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of AGSI Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of AGSI Common Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of AGSI Common Stock as to which appraisal is sought and where no number of shares of AGSI Common Stock is expressly mentioned the demand will be presumed to cover all shares of AGSI Common
Stock held in the name of the record owner. Stockholders who hold their shares of AGSI Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All written demands for appraisal pursuant to
Section 262 should be sent or delivered to AGSI at 1202 Estates Drive, Suite
D, Abilene, Texas  79602, Attention:  G. Randy Nicholson.

     Within 120 days after the Effective Time, the Surviving Corporation or any stockholder entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of AGSI Common Stock entitled to appraisal. The Surviving Corporation is under no obligation and has no present intention to file a petition with respect to the appraisal of the fair market value of the shares of AGSI Common Stock. Accordingly, it is the obligation of the stockholders of AGSI to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. At any time within 60 days after the Effective Time of the Merger, any holder of shares of AGSI Common Stock who has demanded appraisal has the right to withdraw the demand and accept the consideration offered pursuant to the Merger Agreement.
 Any attempt by a holder of shares of AGSI Common Stock to withdraw his or her appraisal demand more than 60 days after the Effective Time will require the written approval of AGSI.

     Within 120 days after the Effective Time, any stockholder of AGSI who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from AGSI a statement setting forth the aggregate number of shares of AGSI Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statements must be mailed within ten days after a written request therefor has been received by AGSI.

     If a petition for an appraisal is timely filed by a holder of shares of AGSI Common Stock and a copy thereof is delivered to AGSI, AGSI will then be obligated within 20 days to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders of AGSI who have demanded an appraisal of their shares. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights under that section. The Court of Chancery may require the holders of shares of AGSI Common Stock who demanded the payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding. If any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

     If a petition for an appraisal is timely filed, after a hearing on the petition, the Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the "fair value" of their shares of AGSI Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.
 Stockholders considering seeking appraisal should be aware that the fair value of their shares of AGSI Common Stock as determined by Section 262 could be more than, the same as, or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares of AGSI Common Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to the fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and are otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court also will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of AGSI Common Stock have been appraised. The cost of the action may be determined by the Court and allocated to the parties as the Court deems equitable. The Court also may order that all or a portion of the expense incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in appraisal proceedings, be charged pro rata against the value of all the shares of AGSI Common Stock entitled to be appraised.

     Any holder of shares of AGSI Common Stock who has demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of AGSI Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of AGSI Common Stock (except dividends or other distributions payable to stockholders of record at a date prior to the Effective Time).

     If any stockholder who demands appraisal of his or her shares of AGSI Common Stock under Section 262 fails to perfect, or effectively withdraws or loses, his or her rights to appraisal, as provided in the DGCL, the shares of AGSI Common Stock of such stockholder will be converted into the right to receive shares of Canmax Common Stock, and cash in lieu of any fractional shares, pursuant to the Merger Agreement. A stockholder will fail to perfect, effectively lose or withdraw, his or her rights to appraisal if no petition for appraisal is filed within 120 days after the Effective Time of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in a loss of such rights (in which event a stockholder will be entitled to receive shares of Canmax Common Stock, and cash in lieu of any fractional shares, in accordance with the Merger Agreement for each share of AGSI Common Stock owned by him or her).

     Canmax may, at its option, decline to consummate the AGSI Merger if holders of an aggregate of more than 10% of the outstanding shares of AGSI Common Stock shall have exercised such appraisal rights.

     Holders of Canmax Common Stock will not have any dissenters' or appraisal rights with respect to the Merger.

INTERESTED PARTIES

     At closing, Canmax and G. Randy Nicholson, the President and Chief Executive Officer of AGSI, will enter into a Non-Competition Agreement and a Consulting Agreement. The Non-Competition Agreement prohibits Mr. Nicholson from competing with Canmax in geographic areas in which AGSI has previously conducted business for a period of five years from the closing. Mr. Nicholson will receive $25,000 per year during the term of the Non-Competition Agreement. As additional consideration for the Non-Competition Agreement, Canmax has agreed to a Compensation Arrangement under which Canmax will grant to Mr. Nicholson at closing a warrant to purchase 285,000 shares of Canmax Common Stock at an exercise price of $0.58 per share. See "The Merger - Certain Compensation Arrangements." All warrants issued in connection with the Non-Competition Agreement will expire January 15, 1999. The Consulting Agreement with Mr. Nicholson is for a two year term at an annual compensation of $150,000 per year. In addition, under his Consulting Agreement, Mr. Nicholson will be entitled to an office allowance of up to $25,000 per year, a secretarial allowance of up to $33,000 per year and health benefits of up to $10,000 per year.

     Upon the closing of the Merger, Mr. Jeffrey F. Upp, Vice President and Chief Financial Officer of AGSI, will enter into a Non-Competition Agreement and an Employment Agreement. The Non-Competition Agreement prohibits Mr. Upp from competing with Canmax in geographic areas in which AGSI has previously conducted business for a period of five years from the closing. As consideration for the Non-Competition Agreement, Canmax has agreed to a Compensation Arrangement under which Canmax will grant to Mr. Upp a warrant to purchase 120,000 shares of Canmax Common Stock at an exercise price of $0.58 per share. See "The Merger -Certain Compensation Arrangements." All warrants issued in connection with the Non-Competition Agreement will expire January 15, 1999. The Employment Agreement is for a period of seven months following the closing. During this time, Mr. Upp will be compensated at the rate of $8,000 per month plus health and insurance benefits.

     Canmax has agreed to include the shares of Canmax Common Stock issuable in connection with the warrants to be granted to Messrs. Nicholson and Upp in the registration statement to be filed with regard to resales of shares of Canmax Common Stock received in the Merger by Rule 145
Affiliates. See "Terms of Merger - Transferability of Canmax Common Stock."

     Upon consummation of the Merger, Canmax intends to enter into an employment agreement with Steve Covington, a Vice President of AGSI, pursuant to which Mr. Covington will perform managerial responsibilities for CRSI for a period of one year at an annual base compensation of $100,000. See "Information Concerning Canmax - Management - Employment and Change of Control Agreements." Mr. Covington will also be entitled to participate in any bonus programs established by the Canmax Board and will receive health and insurance benefits. Mr. Covington's employment agreement provides for the vesting of all of his options to purchase shares of AGSI Common Stock held by Mr. Covington (which options will be assumed by Canmax in the Merger) upon certain changes of control. In addition, following the consummation of the Merger, Jeff Fisher, a Vice President of AGSI, will serve in a managerial capacity for CRSI.

     Following the execution of the Merger Agreement, Roger D. Bryant, the President and Chief Executive Officer of Canmax, Philip M. Parsons, an Executive Vice President and Chief Financial Officer of Canmax, and Debra L. Burgess, an Executive Vice President and Chief Operating Officer of Canmax, entered into written employment agreements with CRSI. See "Information Concerning Canmax -Management - Employment and Change of Control Agreements."

     The Dodge Jones Foundation owns 111,112 shares of AGSI Common Stock (approximately 7.2% of the outstanding shares of AGSI Common Stock) and, on April 29, 1997, acquired from Electronic Data Systems Corporation 1,000,000 shares of Canmax Common Stock (or approximately 15.1% of the outstanding shares of Canmax Common Stock). See "Information Concerning Canmax - Recent Events."

     In connection with the Merger Agreement, Canmax has agreed to indemnify the former officers and directors of AGSI to the fullest extent permitted by applicable law. See "The Merger - Indemnification."

     From 1985 to 1989, Roger D. Bryant, the President and Chief Executive Officer of Canmax, served as the President of AGSI. During such period of service at AGSI, Mr. Bryant reported to G. Randy Nicholson, the then Chairman of AGSI and the current President and Chief Executive Officer of AGSI. In 1988 and 1989, Mr. Bryant also served as the Chief Operating Officer of AFCO and reported to Mr. Nicholson, who was the then President of AFCO. In 1989, Mr. Bryant ceased his affiliations with AGSI and AFCO to pursue other career opportunities.

CERTAIN COMPENSATION ARRANGEMENTS

     PURPOSES. In connection with the Non-Competition Agreements between Mr. Nicholson, Mr. Upp and Canmax, Canmax will grant to Mr. Nicholson and Mr. Upp warrants to purchase 285,000 shares and 120,000 shares, respectively, of Canmax Common Stock at an exercise price of $0.58 per share. This exercise price represents approximately 25% of the average closing price for the Canmax Common Stock for the 20 day period ending immediately prior to reaching agreement on the Compensation Arrangements. The warrants expire on January 15, 1999 subject to possible extension as described below. These grants are intended not only to enable Mr. Nicholson and Mr. Upp to generate cash should they wish to exercise their existing warrants and options that will be converted into rights to acquire Canmax Common Stock but also to allow Canmax to conserve cash while executing the Non-Competition Agreements.

     Mr. Nicholson currently beneficially holds a warrant to acquire 142,667 shares of AGSI Common Stock at an exercise price of $4.50 per share. In accordance with the terms of the Merger Agreement, Canmax will assume the terms of the warrant and convert it into a warrant to acquire 481,677 shares of Canmax Common Stock at an exercise price of $1.33 per share. The terms of Mr. Nicholson's current warrant contains anti-dilution provisions that provide for the grant of additional warrants and an adjusted exercise price if AGSI issues stock or options a price lower than the exercise price from time to time in effect. Mr. Nicholson has agreed to waive such anti-dilution provisions from and after the date of the Merger.

     Mr. Upp currently holds options to acquire 19,000 shares of AGSI Common Stock at an exercise price of $4.50 per share and options to acquire 39,000 shares of AGSI Common Stock at an exercise price of $8.00 per share. These options were granted under the AGSI Stock Option Plan. In accordance with the terms of the Merger Agreement, Canmax will assume the terms of the options and convert them into options to acquire 64,148 shares of

Canmax Common Stock at an exercise price of $1.33 per share and options to acquire 131,673 shares of Canmax Common Stock at an exercise price of $2.37.

     To facilitate the Compensation Arrangements, which are also intended to conserve Canmax cash in connection with the Non-Competition Agreements, the Canmax Board of Directors has voted to exempt, pursuant to Rule 16b-3 of the SEC, certain transactions from the operation of Section 16(b) of the Exchange
Act: the assumption in the Merger of all warrants and options currently held by Mr. Nicholson and Mr. Upp and the issuance of all shares issuable by Canmax in connection therewith; the issuance of the additional warrants to Mr. Nicholson and Mr. Upp and the issuance of all shares issuable by Canmax in connection therewith; and the issuance of all shares issued to Mr. Nicholson and Mr. Upp pursuant to the terms of the Merger Agreement. See "Information Concerning AGSI - AGSI Common Stock Ownership."

     The Compensation Arrangements further provide that the shares issuable to Mr. Nicholson and Mr. Upp in connection with the exercise of the additional warrants as well as the shares issuable to Mr. Nicholson and Mr. Upp in connection with the exercise of the existing warrant and options, along with certain shares issued in connection with the Merger, shall be registered, following the closing, with the Commission for possible resale. See "The Merger -Terms of the Merger - Covenants and Obligations." The Canmax registration obligation is subject, however, to its right to suspend use of the registration statement for up to 90 days per year with a corresponding extension of the term of the registration rights and the warrants.

     In addition to the Compensation Arrangements, Canmax has agreed to enter into a one-year employment agreement for Mr. Steve Covington. This employment agreement provides for Mr. Covington to perform managerial responsibilities for CRSI for a period of one year at an annual base compensation of $100,000 plus health and insurance benefits and to participate in any bonus programs established by the Canmax Board. In addition, Mr. Covington's employment agreement provides for the vesting of all of his options issued by AGSI prior to the Merger (the obligations for which are being assumed by Canmax pursuant to the terms of the Merger Agreement) upon certain changes of control. See "Information Concerning Canmax - Management - Employment and Change of Control Agreements."

     SHAREHOLDER APPROVAL. Although the Compensation Arrangement are intended to serve as additional consideration for the execution of the Non-Competition Agreements, if the Compensation Arrangements are determined to be "parachute payments" as defined by the Code, section 280G of the Code provides for the imposition of a nondeductible 20% excise tax upon Mr. Nicholson and Mr. Upp and a denial of employee compensation deductions for AGSI unless a resolution approving the grant of stock warrants is approved by the AGSI shareholders after disclosure of all material facts. This resolution requires the affirmative vote of the holders of 75% of the outstanding shares of AGSI Common Stock, not including the shares beneficially held by Mr. Nicholson and Mr. Upp. Approval of the Compensation Arrangements is not a condition to the Merger nor is it a condition to the issuance of the warrants pursuant to the Compensation Arrangement. Shareholder approval is being requested to prevent possible adverse tax consequences to Mr. Nicholson and Mr. Upp as well as AGSI.

                        INFORMATION CONCERNING CANMAX

BUSINESS

     GENERAL.   Canmax Inc. through its wholly owned subsidiary CRSI,
develops and provides enterprise-wide technology solutions to the convenience store and retail petroleum industries. Canmax offers fully integrated retail automation solutions, including "C-Serve," which includes point of sale ("POS") systems, credit/debit network authorization systems, pump control systems, and other back office management systems, and "Vista," its headquarters-based management system. Canmax's products and services enable retailers and operators to interact electronically with customers, capture data at the point of sale, manage site operations and logistics and communicate electronically with their sites, vendors and credit/debit networks. Canmax also provides (a) software development, customization and enhancements, (b) systems integration, installation and training services, and (c) 24 hour a day, 365 day per year help desk services. These additional services enable Canmax to tailor the solutions to each customer's specifications and provide successful system implementation, installation, training and after sales support.

     Canmax's objective is to become a leading provider of enterprise wide technology solutions to the convenience store and retail petroleum market. Canmax is developing an enhanced version of its C-Serve product to run on the Windows NT operating system in conjunction with a development project with NCR and Southland scheduled for release in the fourth calendar quarter of 1997. As of July 31, 1997 Canmax's products have been installed in over 5,900 locations and its customers include, among others, Southland, ARCO and the Army and Air Force Exchange.

     BUSINESS STRATEGY. In the United States, there are currently approximately 200,000 locations which derive revenues from the operations of convenience stores and/or retail gasoline sites. Canmax believes that the industry is currently under automated and under invested in automation and technology solutions. The National Association of Convenience Stores (NACS) 1995 Future Study: Convenience 2000 confirms that the convenience store environment requires information derived from automation solutions to compete efficiently and effectively. Convenience stores lag the rest of the retail industry in store automation. For example, approximately 16% of all convenience stores utilize scanning technology, while grocery stores have implemented scanning technology in approximately 90% of their locations. Recent studies indicated that convenience store operators recognize the significance of automation of their operations to their future success. Canmax believes that the industry is prepared to increase its investment in automation and technology solutions. This belief is supported by recent surveys which reveal that the majority of convenience store operators plan to increase their spending for technology solutions. Canmax therefore believes that there will be demand in the marketplace for the Canmax's products, solutions and services. Canmax believes that international markets also represent substantial marketing opportunities for its solutions.

     Canmax's marketing strategy includes (i) providing solutions based products and services for the automation and management of convenience stores and gasoline stations, (ii) maintaining a high level of customer service through its help desk services and account managers, (iii) seeking strategic partnerships to provide Canmax visibility to buying audiences worldwide, and
(iv) continuing to invest in product development initiatives.

     Canmax identifies potential customers by size and geographic location and directs its marketing efforts along these segments. In general, Canmax allocates its sales and marketing efforts to "corporate accounts" with global operations, "national accounts" with operations primarily in the U.S. and "regional accounts" with operations on a local or regional basis. Canmax estimates that corporate accounts represent approximately 20% of its target locations, national accounts represent 60% of its target locations, and regional accounts represent the remaining 20% of its target locations.
Canmax utilizes concurrent efforts by both sales representatives and account managers in analyzing, selecting and implementing an automation system.

     PRODUCTS AND SERVICES. Canmax utilizes a process called "Pathmation" to analyze a customer's needs, assess a customer's options, and implement the best resources available to build a path leading a customer to its ultimate goal. The Pathmation process includes (i) defining business goals, (ii) defining business processes to support the business goals; (iii) determining technology requirements to support defined business processes; (iv) developing an implementation plan that encompasses business processes, technology training and continuing support; (v) deploying modified business processes, technology and support infrastructure; and (vi) continuously validating results with business goals and changes in business practices.

     In December of 1993, Canmax signed a five year agreement with Southland to provide software licenses, development services, and provide hardware and help desk services. Southland chose Canmax's proprietary convenience store automation software, C-Serve, as the basis for its automation of store functions and operations at its corporate and franchise operated 7-Eleven convenience stores in the United States. Software licensing, product and service revenue under this agreement during the fiscal years ended October 31, 1994, 1995, and 1996 totaled approximately $2,118,000, $3,733,000 and
$2,581,000, respectively, while development revenues recorded under the Southland agreement during these same periods totaled approximately $2,468,000, $1,792,000 and $971,000, respectively. In 1995, Canmax contracted with NCR to successfully bid for two additional contracts with Southland. These projects resulted in revenues to Canmax of approximately $1,005,000 and $1,755,000 in the fiscal years ended October 31, 1995 and 1996, respectively. During fiscal 1996, Canmax reached an agreement with NCR to develop for Southland a next generation Windows NT based version of the Canmax C-Serve convenience store software for $9.5 million. NCR was chosen by Southland to provide project management and other professional services for the project. Approximately $3,920,000 of revenues under such agreement was recognized by Canmax in fiscal 1996, and the remainder is expected to be recognized in fiscal 1997. There are currently over 5,000 7-Eleven stores using software developed by Canmax.

     C-SERVE. The Canmax C-Serve is a comprehensive site-based store automation software solution that provides, as its key features, debit/credit card processing, pump control, POS and scanning capabilities, and significant back office functions. Canmax's solutions are designed to allow retailers to process transactions, manage pumps and credit/debit card processing and capture data at the point of sale, as well as manage other front office and back office operations. The key purpose of such systems is to provide the store operator with information and tools to enable improved store operations and profitability. C-Serve includes features such as touch screen, PC keyboard or integrated third party POS terminals providing user friendly applications and flexibility in set up and configuration to accommodate the operational needs and differences of each site. Further, C-Serve has the capability of supporting communications and data transfer to and from remote corporate headquarters.

     C-Serve was designed exclusively for the retail petroleum and convenience store marketplace. C-Serve's features include:

     -    point-of-sale transaction processing, incorporating touch screens, PC
          POS keyboards, or   integrated POS terminals,
     -    fueling transactions,
     -    dispenser controls,
     -    settlement transactions for credit/debit cards,
     -    shift and day reporting,
     -    store maintenance,
     -    file maintenance,
     -    inventory controls,
     -    fuel inventory management,
     -    reporting capabilities,
     -    accounts receivable controls,
     -    island payment terminals,
     -    credit/debit card authorizations,
     -    communications to or from head office,
     -    security controls,
     -    shelf label generation,
     -    interface to handheld terminals and scanners,
     -    time and attendance records, and
     -    car wash interface.

     Presently, C-Serve operates in a DOS/UNIX environment. Canmax is currently developing its next generation of C-Serve software to run under the Windows NT operating system. The next generation product is being developed concurrently with the development project with NCR/Southland and is expected to reflect state of the art technologies, features and functionality. Release of this product is scheduled for the fourth calendar quarter of 1997.

     VISTA. The Canmax " Vista" software provides a flexible automation system that is able to conform to changing business needs. Vista is a decision support, communications and remote store management system that operates from corporate headquarters. Through a communications network, Vista provides for the transmission of data messages from headquarters to the remote store and from the store to headquarters. Vista's features include fuel and retail pricebook maintenance, tax book maintenance, vendor
pricebook maintenance, and exception reporting for stores.   Other features
of Vista include:

     -batch or on-line communications
     -remote on-line support
     -sales analysis from store to store, zone to zone and region to region -addition of new parameters at any time

     -decision support, and
     -report writer

     OTHER SERVICES AND PRODUCTS. In addition to revenues generated from the licensing of C-Serve and Vista software and sale of proprietary communication boards, revenues are generated from the following other services:

     1)   modification and custom development contracts,
     2)   installation and training services,
     3)   annual maintenance and support services contracts, and
     4)   the provision of third-party software and hardware.

     Canmax's products are designed to provide a flexible generic system that can be easily modified to meet most customer's individual needs and preferences. Most customers, such as major oil companies, typically require a certain degree of product customization and the development of unique interfaces to communicate with their existing proprietary networks and host systems. Canmax typically charges for customization and development costs. Because Canmax retains ownership of the source code for such products (which is essential to effect program changes), Canmax typically realizes service revenues from such products throughout the duration of a relationship with the customer.

     To assist retailers and store operators in optimizing their use of Canmax's software, Canmax also offers consulting, installation, training and help desk support services. Canmax provides installation and training services at each installed site, and back-up and technical support services from a central location. Canmax has developed a proprietary help desk support system known as "Sites." Sites provides efficient call handling, automatic problem escalation, and customer reporting 24 hours a day, 7 days a week. Trained support technicians handle everything from "how do I..." questions to dispatching field service for hardware problems. Support services also include free software and user guide updates as well as ensuring that technicians respond to all problems in a timely manner. Sites management reports help identify and resolve recurring issues, such as the need for additional training at the store or potential hardware failures. Sites also supports remote dial in capability to the Canmax help desk Sites database, which provides customers managing a number of locations access to data and reporting functions to better manage their operations.

     Canmax does not usually directly sell hardware, such as personal computers and POS terminals, although it does provide a small amount of related equipment which may not be readily available from the principal hardware vendor. The majority of hardware products supplied to customers is provided by hardware vendors such as NCR, Ultimate Technologies and Compaq Computers. Third party software and hardware products such as operating systems, local and wide area network software and modems are also packaged with Canmax's software and firmware products and sold in accordance with distribution agreements entered into with such suppliers.

     PRODUCT DEVELOPMENT   Due to the rapid pace of technological change in
its industry, Canmax believes that its future success will depend, in part, on its ability to enhance and develop its software products to meet customer needs.

     C-Serve is being enhanced to be operating system independent through the use of sophisticated software tools. Canmax believes that this independence will be a competitive advantage. Canmax currently provides C-Serve in a Unix environment and a Windows NT based version of C-Serve is scheduled for release in fourth calendar quarter of 1997. Canmax has developed Vista (commonly referred to as a "host system") which enables operators of chains of gas stations/convenience stores to monitor and control activities at stores. Operators are able to obtain "real time" store level information (from all stores or any number of selected stores) at headquarters over communications lines to provide timely information for decision making.

     During the fiscal years ended October 31, 1994, 1995 and 1996, Canmax expensed approximately $2,609,000, $2,401,000 and $1,477,000, respectively, on product development activities. Canmax incurred approximately $3,127,000, $0 and $129,000 during the fiscal years ended October 31, 1994, 1995 and 1996, respectively, in software development costs, which were initially capitalized. Because of the uncertainty of future revenue in the near term from certain products, Canmax recorded a write down of approximately $4,127,000 of capitalized software costs in fiscal 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of Canmax."

     SALES AND MARKETING. Canmax markets C-Serve and ancillary products and services from its offices in Irving, Texas. Virtually all sales efforts are focused on the U.S., Canada and Mexico at this time. However, Canmax plans to expand its international marketing efforts in the future. More than 99% of 1996 revenue was derived from U.S. based customers.

     BACKLOG. Product is generally delivered to customers when ordered. There is no backlog of orders; however Canmax has signed contracts with customers for the future delivery of products and services. Revenue from these contracts may be affected by changes in customer requirements, competition, technology and economic factors. There can be no assurance that the Canmax's expectation of revenue will be realized in full.

COMPETITION.

     Canmax believes its competition can be categorized as follows:

     -    pump manufacturers,
     -    point-of-sale equipment manufacturers, and
     -    specialized application software companies.

     Pump manufacturers supply the majority of point-of-sale devices used by gas stations and convenience stores. They supply specialized equipment with proprietary interfaces specific to their pump control consoles. The proprietary nature of their products limits the technology used and the ability to interface to other devices. Their primary intent, however, is to provide a complementary service to the sale of their "core" product - pumps. Canmax faces competition from manufacturers such as Dresser Industries Inc., Gilbarco Inc. and Tokheim Corporation.

     Software firms, such as Canmax, specializing in gas and convenience store applications enjoy the advantage of bringing specialized knowledge and applications to customers. The industry, however, does not enjoy a strong reputation as service consultants who deliver solutions that meet/exceed
customer expectations.   Canmax faces competition from software firms such as
Radiant Systems, Inc., MSI, Pinnacle, Inc., and Stores Automated Software, Inc. Canmax's service strategy is designed to employ "Pathmation," a consultative servicing process, to understand customer needs, while guiding and delivering appropriate products better than other marketplace alternatives.

     Specialized POS manufacturers traditionally have developed solutions based on their proprietary hardware. POS manufacturers, such as Verifone, Ltd., NCR and IBM, also compete with Canmax.

     Many of Canmax's current and prospective competitors have substantially greater financial, technical and marketing resources than Canmax. The most significant threat is the possibility of some consolidation or alliance of major suppliers creating a larger, stronger presence in the marketplace. Canmax also anticipates that additional competitors may enter certain of Canmax's markets, resulting in even greater competition. There can be no assurance that Canmax will be able to compete with existing or new competitors. Increased competition could result in significant price reductions with negative effects upon Canmax's gross margins and a loss of market share, which could materially and adversely affect Canmax's business, financial condition and operating results.

     EMPLOYEES. As at April 30, 1997, Canmax had 115 full time employees. The functional distribution of the employees was 9 in sales and marketing and professional services, 49 in product development and advanced research, 11 in general and administration, and 46 in service, support and education. All are located in Irving, Texas with the exception of two sales employees located outside Texas. None of its employees is represented by a labor union, and Canmax considers its employee relations to be excellent.

     PROPERTIES. Canmax occupies 47,178 square feet of office space at 150 West Carpenter Freeway, Irving, Texas, pursuant to a lease which expires August 31, 1998. The space is used for executive, administrative, sales, engineering personnel, help desk and related services, as well as for inventory storage and demonstration purposes.

Canmax does not have an option to renew the lease. Canmax believes that its existing facilities are adequate to meet its current and foreseeable requirements and that suitable additional or substitute space will be available as needed. Canmax does not believe it has been or will be materially affected by environmental laws.

     LEGAL PROCEEDINGS. Neither Canmax nor any of its subsidiaries are party to any material legal proceedings.

RECENT EVENTS

     EDS OPTION EXERCISE. On April 29, 1997, EDS exercised an option to acquire up to 25% of Canmax's Common Stock, resulting in Canmax issuing to EDS an additional 1,598,136 shares of Canmax Common Stock. Canmax accounted for this transaction by reclassifying the amount associated with the option to common stock. EDS then immediately sold its total interest in Canmax, representing 1,863,364 shares, in a private transaction to Founders Equity Group, Inc. and the Dodge Jones Foundation, two Texas-based institutional investors. In conjunction with this transaction, Canmax agreed to extend certain registration rights similar to those held by EDS with regard to such shares to the two institutional investors.

     Canmax believes that the termination of its relationship with EDS is beneficial because Canmax will be able to market its products directly (rather than through EDS) to a much larger customer base within selected target markets. Additionally, Canmax believes that the termination of the EDS option will facilitate Canmax's future growth strategies as the dilutive effect of the EDS option has been eliminated.

     ENGAGEMENT OF FOUNDERS EQUITY GROUP. In May 1997, Canmax retained Founders Equity Group, Inc. ("Founders"), the holder of 863,364 shares (13.1%) of Canmax Common Stock, to provide investment advisory services to Canmax with regards to the proposed Merger with AGSI. Pursuant to the terms of such agreement, Canmax has agreed to pay to Founders a fee of $25,000.

     WARRANT ISSUANCE. On May 9, 1997, Founders exercised its right to demand that Canmax file a registration statement with regard to all its shares of Canmax Common Stock. Under applicable securities laws, Canmax was unable to file the Founders registration statement until after the filing of the registration statement of which this Joint Proxy Statement/Prospectus forms a part. Pursuant to the terms of the registration rights agreement with Founders, Canmax was to have filed a registration statement on or about July 23, 1997 or incur a registration penalty of 50,000 shares per month. Founders has agreed to extend the registration obligation until August 26, 1997 in exchange for its receipt of a warrant to acquire 50,000 shares of Canmax Common Stock at an exercise price of $2.00 per share.

DIVIDENDS ON AND MARKET PRICES OF CANMAX COMMON STOCK

     The Canmax Common Stock traded on the Nasdaq SmallCap Market under the symbol "CNMX" from February 11, 1994 through November 24, 1995. From November 25, 1995 until December 21, 1995, Canmax Common Stock was traded under the symbol "CNMXC" pursuant to a temporary listing exception to the minimum bid price listing requirement granted by The Nasdaq Stock Market. After a one-for-five reverse stock split effected by Canmax on December 21, 1995, Canmax was successful in reaching the minimum bid price listing requirement and, in connection therewith, began trading under the symbol "CNMCD". On January 15, 1996, Canmax was notified of its compliance with all Nasdaq listing requirements and on January 17, 1996, Canmax's trading symbol reverted back to "CNMX." As of August 8, 1997, there were 480 holders of record of Canmax Common Stock.

     The following table sets forth for the fiscal periods indicated the high and low closing sales price per share of Canmax Common Stock as reported on the Nasdaq SmallCap Market. All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of Canmax's Common Stock effective December 21, 1995. The market quotations presented reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily reflect actual transactions.

                                                         CANMAX
                                                COMMON STOCK CLOSING PRICES
                                                ---------------------------
                                                   HIGH              LOW
                                                   ----              ---
FISCAL 1995

     First Quarter                                $ 8.75            $ 5.00
     Second Quarter                               $ 6.88            $ 3.91
     Third Quarter                                $ 7.66            $ 4.06
     Fourth Quarter                               $ 5.31            $ 2.50

FISCAL 1996

     First Quarter                                $ 4.31             $ 2.19
     Second Quarter                               $ 4.63             $ 2.50
     Third Quarter                                $ 4.50             $ 1.63
     Fourth Quarter                               $ 3.25             $ 1.50

FISCAL 1997

     First Quarter                                $ 2.50             $ 1.50
     Second Quarter                               $ 2.88             $ 1.50
     Third Quarter                                $ 2.75             $ 1.88
     Fourth Quarter (through August 8, 1997)      $ 2.50             $ 2.19


On June 16, 1997, the last full trading day prior to announcement of the proposed Merger, the reported closing price per share of Canmax Common Stock was $2.75. On August 8 , 1997, the most recent available date prior to printing this Joint Proxy Statement/Prospectus, the reported closing price per share of Canmax Common Stock was $2.375. RECIPIENTS OF THIS JOINT PROXY STATEMENT/PROSPECTUS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE CANMAX COMMON STOCK.

     Canmax has never declared or paid any cash dividends on the Canmax Common Stock and does not presently intend to pay cash dividends on the Canmax Common Stock in the foreseeable future. Canmax intends to retain future earnings for reinvestment in its business.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF CANMAX

     The following table sets forth certain information regarding the executive officers and directors of Canmax who are expected to be directors and executive officers of the Combined Company.

          NAME           AGE                     POSITION WITH THE COMPANY
          ----           ---                     -------------------------

     Roger D. Bryant               54        President, Chief Executive Officer,
                                             and Director
     Debra L. Burgess              39        Executive Vice President, Chief
                                             Operating Officer, Secretary and
                                             Director
     Philip M. Parsons             39        Executive Vice President, Chief
                                              Financial Officer,
                                             Treasurer and Director
     W. Thomas Rinehart            56        Director
     Robert M. Fidler              58        Director
     C. William Robertson          55        Director

     ROGER D. BRYANT has served as President, Chief Executive Officer and a director of Canmax since November 15, 1994. Prior to joining Canmax, Mr. Bryant was President of Network Data Corporation (1993-1994), a private corporation which specialized in developing software for the convenience store and retail petroleum industries. Mr. Bryant has also served as President of Wayne Division, USA (1991-1993), a division of Dresser Industries Inc., a manufacturer of fuel dispensing equipment. Mr. Bryant has extensive knowledge and experience in the software development, retail petroleum and convenience store industries. Mr. Bryant holds a degree in electrical engineering.

     DEBRA L. BURGESS has served with the Company since 1989 in increasingly responsible positions. Since November 1994, she has been the Company's Chief Operating Officer and a director. Ms. Burgess has been the Secretary of the Company since 1996. Prior to joining Canmax, Ms. Burgess was the Manager of Retail Automation responsible for the selection and implementation of a retail automation solution (1981-1989) at Fina Oil and Chemical Company, a retail petroleum, petrochemical refining and exploration company. Ms. Burgess is a Certified Public Accountant.

     ROBERT M. FIDLER has served as a director of Canmax since November 1994. Mr. Fidler joined Atlantic Richfield Company ("ARCO") in 1960, was a member of ARCO's executive management team from 1976 to 1993 and was ARCO's manager of New Marketing Programs from 1985 until his retirement in 1994. Mr. Fidler has extensive knowledge and experience in managing retail petroleum operations.

     PHILIP M. PARSONS has served as Executive Vice President, Chief Financial Officer and Treasurer since June 1995 and was elected a director of the Company in December, 1995. Previously, Mr. Parsons was a Director of International Financial Planning for KFC International (1994-1995) responsible for international business and strategic planning and was based in Louisville, Kentucky, and a Director of Financial Planning for KFC South Pacific (Australia, New Zealand and South Africa) responsible for business and strategic planning and was based in Sydney, Australia (1990-1994). KFC (Kentucky Fried Chicken) is a fast food company and a division of PepsiCo Inc. Mr. Parsons is a Chartered Accountant (Australia).

     W. THOMAS RINEHART has served as a director since May, 1991. He was co-founder and Executive Vice President of BASS Inc., from June 1981 until his retirement in September 1992. BASS Inc., a private corporation, is a supplier of retail automation hardware and software to the grocery store industry. Prior to BASS Inc., Mr. Rinehart was with NCR from 1964 to 1981, where he held various staff and management positions within its retail software development divisions. Mr. Rinehart has extensive experience in software development and retail automation.

     C. WILLIAM ROBERTSON has served as a director of Canmax since May 1997. Since 1994, Mr. Robertson has been the Vice President Brand Marketing for Amoco Oil Company with responsibilities for all marketing activities of the petroleum products division of Amoco. Mr. Robertson joined Amoco in 1964 and has held several senior positions including Vice President of Commercial and Industrial Sales (1992-1993) and Manager - Operations and Planning Department (1991-1992). Mr. Robertson has significant experience in the petroleum and convenience store industry.

A brief description of the business experience and position of additional persons who are expected to serve as executive officers of the Combined Company and its subsidiaries who are not also directors is provided below.

   LYNN G. CHIANESE is Vice President of Customer Services of CRSI and has served in that capacity since April 1993. Ms. Chianese joined Canmax in September 1986 and has held positions of increasing responsibility. Prior to joining Canmax, she was the Operations Manager for Darnell / Darcor, an international manufacturing company.

   STEVE COVINGTON has served with AGSI since 1985 in increasingly responsible positions. Since 1996, he has been Vice President of Technical Operations responsible for research and development, major account management, customer support and related services.

   WILLIAM C. DOOLITTLE is Vice President of Sales and Marketing of CRSI and has served in that capacity since October 1996. Prior to joining Canmax, he held several sales and marketing positions at PHH Corporation over 17 years, including Director of Sales / Account Management and Vice President of Client Relations. Immediately prior to joining Canmax, he was the Director of Strategic Accounts for PHH Vehicle Management Services.

   JEFFREY A. FISHER is Vice President, Domestic Sales of AGSI and has served in that capacity since March 1997. Prior to joining the Company, he was National Account Manager for Tokheim Corporation (1996-1997), an international manufacturer of pumps and related equipment, with responsibilities for national sales. Previously, he held senior sales positions with AGSI (1987-1995) with responsibilities for the distributor sales network and national accounts.

   IVOR J. FLANNERY is Vice President of Advanced Research of CRSI and has served in that capacity since January 1989. Mr. Flannery joined Canmax in September 1983 and has held positions of increasing responsibility. Prior to joining Canmax he was an Advanced Systems Engineer for a software development company which developed point of sale systems for the retail petroleum industry.

   RICHARD STEPHENS, 43, is Vice President of Development of CRSI and has served in that capacity since April 1995. Previously, he spent 7 years with the Wayne Division of Dresser Industries Inc., a manufacturer of fuel dispensing equipment, as Manager - Systems Software, responsible for developing POS systems and applications.

     Additionally, the following persons are expected to serve as directors of Canmax following the Merger:

     JOSEPH E. CANON, 55, has served as Executive Director of the Dodge Jones Foundation, a private charitable foundation since 1982. Mr. Canon has broad management and investment responsibilities and serves on the board of First Financial Bankshares, a publicly traded bank holding company.

     G. RANDY NICHOLSON, 60, has served as Chairman of the Board and President of AGSI since its inception in 1986 and since May 1993, respectively. Mr. Nicholson has extensive industry knowledge and experience and has founded and/or served as director and executive officer of several companies in related industries since 1971. Mr. Nicholson serves on the Board of Trustees of Abilene Christian University and is a Certified Public Accountant. Mr. Nicholson previously served as President, Vice-Chairman of the Board of Directors and Director of AutoFuel Company ("AFCO"). In March 1993, AFCO filed for reorganization pursuant to Chapter 11 of the Bankruptcy Code. AFCO's plan of reorganization was confirmed by the bankruptcy court in June 1994. Mr. Nicholson resigned as President of AFCO in November 1994 and served as a member of its Board of Directors until January 1997.

     HENRY H. PETERS, 56, has served as a director of AGSI since 1990 and as a trustee of Kamehameha Schools Bernice Pauahi Bishop Estate (KSBE), a Hawaiian charitable trust since 1984. Mr. Peters has more than 20 years of experience in politics serving as a Representative and Speaker of the House in the Hawaii State Legislature. Mr. Peters has extensive business experience and currently serves or has served as a director of several U.S. and international companies and financial institutions. Mr. Peters served as a Director of AFCO until March 1993, when AFCO filed for reorganization pursuant to Chapter 11 of the Bankruptcy Code.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid by Canmax and its subsidiaries during the years ended October 31, 1996, 1995 and 1994 for services in all capacities to each of Canmax's chief executive officer and the four highest paid executive officers (the "Named Executive Officers") of Canmax whose total annual salary and bonus exceeded $100,000.


                                                                                          Long-Term
                                                                                        Compensation
                                         Annual Compensation Awards                        Awards
                                  -------------------------------------------              ------
                                                                           Other         Securities
                                                             Bonus ($)     Annual        Underlying
Name and Principal Position        Year        Salary ($)       (1)     Compensation     Options (#)
-----------------------------      ----       ---------        ------   ------------     -----------
Roger D. Bryant                    1996          169,750        73,920    18,733(2)       210,000
President & CEO                    1995          149,827        10,000            -        35,000
                                   1994                -             -            -             -

Debra L. Burgess                   1996          118,542        40,320            -        69,000
Executive Vice President           1995          104,260         4,000            -        15,800
Chief Operating Officer            1994           78,339        30,000            -             -
Secretary

Philip M. Parsons                  1996          108,750        36,900            -        55,000
Executive Vice President           1995           36,070         4,000            -        10,000
Chief Financial Officer            1994                -             -            -             -
Treasurer

Ivor Flannery                      1996           94,050        21,056            -        15,000
Vice President-                    1995           91,055        12,750            -             -
Advanced Research (3)              1994           83,469             -            -        11,000

Richard Stephens                   1996           94,000        21,056            -        20,000
Vice President-                    1995           52,724         4,500            -         5,000
Development (3)                    1994                -             -            -             -


(1)  Reflects bonus earned during the fiscal year but paid during the next year.
(2) Reflects compensation associated with relocation expenses incurred by Mr. Bryant.
(3)  Reflects positions held with Canmax's subsidiary, CRSI.


EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

     Messrs. Bryant, Parsons and Ms. Burgess serve as executive officers of CRSI pursuant to written employment agreements that commenced July 1, 1997. Each employment agreement provides these executives certain benefits and protections upon a "Change of Control," which is defined to occur (i) at any time a person acquires in excess of thirty percent of the combined voting power of the outstanding securities of CRSI or Canmax, (ii) if, at any time during the twenty-four month period following a merger, tender offer, consolidation, sale of assets or contested election, or any combination thereof, at least a majority of the Canmax Board shall cease to consist of either (a) directors who served prior to such transaction or (b) directors whose nomination for election by the stockholders of Canmax was approved by at least two-thirds of all directors then serving, or (iii) at any time the stockholders of Canmax approve an agreement to sell or dispose of all or substantially all of the assets of CRSI or Canmax. Each employment agreement specifically excludes the proposed Merger with AGSI from the Change of Control definition. Each employment agreement also permits CRSI to terminate the executive for "Cause", meaning a termination as a result of (a) acts of dishonesty constituting a felony or intended to result in substantial gain for personal enrichment at the expense of CRSI or Canmax, or
(b) the willful and continued failure to substantially perform such person's duties and responsibilities following a demand for substantial performance by CRSI or Canmax. Each employment agreement prohibits the executive from engaging in any activities in competition with CRSI or Canmax during the employment term and prohibits the executive from soliciting any employees, customers or clients of Canmax or CRSI during the 2-year period following any voluntary termination by the executive or termination for Cause.

     The employment agreements with Messrs. Bryant, Parsons and Ms. Burgess also provide for the issuance of warrants ("Performance Warrants") to each executive as additional employment compensation. Each Warrant expires 10 years from the date of issuance, and is exercisable at a price of $2.25 per share, the closing price of the Canmax Common Stock on July 17, 1997, the date that the compensation committee approved the issuance of such warrants. The Performance Warrants vest 50% upon the "Trigger Date" and 50% on the one-year anniversary of the Trigger Date. As used in each employment agreement, the Trigger Date means the date of the earlier of the following events: (i) the earnings per share of Canmax (after tax) equals or exceeds $0.30 per share during any fiscal year, (ii) the closing price of the Canmax Common Stock equals or exceeds $8.00 per share for sixty-five consecutive trading days, or (iii) a Change of Control.

     Mr. Bryant's employment agreement expires June 30, 1999. Mr. Bryant is entitled to receive an annual base salary of $185,000 and to participate in any bonus programs established by the Canmax Board. Upon execution of his employment agreement, Mr. Bryant was also granted Performance Warrants to acquire 250,000 shares of Canmax Common Stock. Pursuant to the terms of his agreement, Mr. Bryant may elect to voluntarily terminate his employment within 90 days following a Change of Control and receive a lump sum payment equal to one year's base salary. If Mr. Bryant is terminated during his employment period without Cause, he will be entitled to continue to receive his base salary and benefits for a period of two years and an amount equal to any bonus paid during the preceding 12 months (payable in 24 monthly installments) in accordance with CRSI's standard payroll cycle; provided, however, that such amounts shall be payable in a lump sum following a Change of Control.

     Ms. Burgess' employment agreement expires June 30, 1998. Ms. Burgess is entitled to receive an annual base salary of $140,000 and to participate in any bonus programs established by the Canmax Board. Upon the execution of her employment agreement, Ms. Burgess was also granted Performance Warrants to acquire 125,000 shares of Canmax Common Stock. Pursuant to the terms of her agreement, Ms. Burgess may elect to voluntarily terminate her employment within 90 days following a Change of Control and receive a lump sum payment equal to one year's base salary. If Ms. Burgess is terminated during her employment period without Cause, she will be entitled to continue to receive her base salary and benefits for a period of one year and an amount equal to 50% of any bonus paid during the preceding 12 months (payable in 12 monthly installments) in accordance with CRSI's standard payroll cycle; provided, however, that such amounts shall be payable in a lump sum following a Change of Control.

     Mr. Parsons' employment agreement expires June 30, 1998. Mr. Parsons is entitled to receive an annual base salary of $125,000 and to participate in any bonus programs established by the Canmax Board. Upon the execution of his employment agreement, Mr. Parsons was also granted Performance Warrants to acquire 100,000 shares of Canmax Common Stock. Pursuant to the terms of his agreement, Mr. Parsons may elect to voluntarily terminate his employment within 90 days following a Change of Control and receive a lump sum payment equal to one year's base salary. If Mr. Parsons is terminated during his employment period without Cause, he will be entitled to continue to receive his base salary and benefits for a period of one year and an amount equal to 50% of any bonus paid during the preceding 12 months (payable in 12 monthly installments) in accordance with CRSI's standard payroll cycle; provided, however, that such amounts shall be payable in a lump sum following a Change of Control.

     Upon consummation of the Merger, Steve Covington is anticipated to execute an employment agreement with CRSI for a one year term, pursuant to which he will be entitled to receive an annual base salary of $100,000 and to participate in any bonus programs established by the Canmax Board. Mr. Covington's employment agreement will contain "Change of Control" and "Cause" definitions and provisions similar to Mr. Parsons' and Ms. Burgess'.
Pursuant to the terms of his agreement, Mr. Covington would be entitled to elect to voluntary terminate his employment within 90 days following a Change of Control and receive a lump sum payment equal to one year's base salary.
If Mr. Covington were to be terminated during his employment without Cause, he would be entitled to continue to receive his base salary and benefits for a period of one year and an amount equal to 50% of any bonus paid during the preceding 12 months (payable in 12 monthly installments) in accordance with CRSI's regular payroll cycle; provided, however, that such amounts shall be payable in a lump sum following a Change of Control. Mr. Covington's employment agreement prohibits him from competing with CRSI during the employment term and prohibits him from soliciting any employee, consultant, supplier or customer of CRSI or Canmax during the two year period following his voluntary termination of the agreement or a termination for Cause. The agreement also provides for the vesting of all of his options to acquire shares of AGSI Common Stock held by Mr. Covington (which options will be assumed by Canmax in the Merger) following a Change of Control.

STOCK OPTIONS

     The Board of Directors introduced a stock option plan (the "Stock Option Plan"), pursuant to a resolution dated March 29, 1990, in the form approved by Canmax's shareholders at an annual general meeting held March 20, 1990.

     The Stock Option Plan authorizes the Directors to grant options to purchase common shares of Canmax provided that, when exercised, such options will not exceed 1.2 million shares of Canmax Common Stock and no options will be granted to any individual director or employee which will, when exercised, exceed 5% of the issued and outstanding shares of Canmax. The term of any option granted under the Stock Option Plan is fixed by the Board of Directors at the time the options are granted, provided that the exercise period may not be longer than 10 years from the date of granting. The exercise price of any options granted under the Stock Option Plan is the fair market value at the date of grant.

                    OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options pursuant to Canmax's stock option plans granted to the Named Executive Officers during fiscal year ended October 31,1996.


                                                                            Potential
                                                                            Realizable Value at Assumed
                        Individual Grants                                   Annual Rates of Stock Price
                                                                            Appreciation for Option Term (1)
                         ------------------------------------------------   --------------------------------
                                       % of Total
                           Number of    Options
                          Securities    Granted to
                          Underlying    Employees   Exercise    Expiration
                           Options      in Fiscal     Price        Date         5%            10%
    Name                   Granted       Year        ($/Sh)                     ($)            ($)
    ----                 -------------------------------------------------   ----------------------
Roger D. Bryant
                           10,000                      2.00       7/22/01       5,526        12,210
                           50,000                      2.25      12/28/00      31,082        68,682
                           50,000                      2.25      12/28/01      38,261        86,801
                           50,000                      2.25      12/28/02      45,799       106,731
                           50,000                      2.25      12/28/03      53,714       128,654
                         ------------------------                              --------------------
                          210,000           33%                                74,381       403,078

Debra L. Burgess
                           19,000                      2.00       7/22/01      10,499        23,199
                           12,500                      2.25      12/28/00       7,770        17,171
                           12,500                      2.25      12/28/01       9,565        21,700
                           12,500                      2.25      12/28/02      11,450        26,683
                           12,500                      2.25      12/28/03      13,428        32,163
                         ------------------------                              --------------------
                           69,000           11%                                52,712       120,916

Philip M. Parsons
                            5,000                      2.00       7/22/01       2,763         6,105
                           12,500                      2.25      12/28/00       7,770        17,171
                           12,500                      2.25      12/28/01       9,565        21,700
                           12,500                      2.25      12/28/02      11,450        26,683
                           12,500                      2.25      12/28/03      13,428        32,163
                         ------------------------                              --------------------
                           55,000            9%                                44,977       103,822



                                       51

Ivor J. Flannery
                            3,750                      2.25      12/28/00      2,331         5,151
                            3,750                      2.25      12/28/01      2,870         6,510
                            3,750                      2.25      12/28/02      3,435         8,005
                            3,750                      2.25      12/28/03      4,029         9,649
                         ------------------------                             --------------------
                           15,000            2%                               12,664        29,315

Richard Stephens
                            5,000                      2.25      12/28/00      3,108         6,868
                            5,000                      2.25      12/28/01      3,826         8,680
                            5,000                      2.25      12/28/02      4,580        10,673
                            5,000                      2.25      12/28/03      5,371        12,865
                         ------------------------                            -------        ------
                           20,000            3%                               16,885        39,087

(1) Based upon the per share market price on the date of grant and on annual appreciation of such market price through the expiration date of such options at the stated rates. These amounts represent assumed rates of appreciation only and may not necessarily be achieved. Actual gains, if any, are dependent on the future performance of the Common Stock, as well as the continued employment of the Named Executives through the vesting period. The potential realizable values indicated have not taken into account amounts required to be paid as income tax under the Internal Revenue Code of 1986, as amended, and any applicable state laws.


No other annual or long-term compensation was received or is receivable by the executive officers named above in respect of employment in 1996 or prior years.

     The following table sets forth information with respect to each exercise of stock options during fiscal 1996, by each of the Named Executive Officers and the number of options held at fiscal year end and the aggregate value of in-the-money options held at fiscal year end. None of the Named Executive Officers exercised options in fiscal 1996.


               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL
                               YEAR-END OPTION VALUES

                                                            Number of
                                                            Securities                       Value of
                                                            Underlying                      Unexercised
                                                            Unexercised                   "In-the-Money"
                                                            Options at                      Options at
                                                           SharesFY-End (#)                  FY-End ($)
                    Acquired on     Value
Name                Exercise (#)  Realized ($)      Exercisable     Unexercisable      Exercisable   Unexercisable
----                ------------  ------------      -----------     -------------      -----------   -------------
Roger D. Bryant           0             0             95,000            150,000              0             0

Debra L. Burgess          0             0             60,300             37,500              0             0

Philip M. Parsons         0             0             27,500             37,500              0             0

Ivor J. Flannery          0             0             22,750             11,250              0             0

Richard Stephens          0             0             10,000             15,000              0             0


The following table sets forth certain information concerning the repricing of options held by Named Executive Officers during the 1996 fiscal year. See "Compensation Committee Report," below, for information concerning the repricing of options during the fiscal year ended October 31, 1996.


Name  and                   Date          Number of     Market Price    Exercise        New Exercise    Length of
Position                                  Securities    of Stock at     Price at Time   Price ($)       Original
                                          Underlying    Time of         of Repricing                    Option Term
                                          Options       Repricing or    or                              Remaining at
                                          Repriced or   Amendment       Amendment                       Date of
                                          Amendent (#)  ($)             ($)                             Repricing or
                                                                                                        Amendment
---------------------------------------------------------------------------------------------------------------------
Debra L. Burgess             12/29/95     5,000           $2.25          $5.00            $2.25            05/12/97
Executive Vice
President, Chief
Operating
Officer                                    8,000          $2.25          $5.00            $2.25            11/10/98

Ivor J. Flannery              12/29/95     5,000          $2.25          $6.25            $2.25            10/01/99
Vice President -                           6,000          $2.25          $5.00            $2.25            08/25/99
Advanced Research
Canmax Retail Systems Inc.                 8,000          $2.25          $5.00            $2.25            05/12/97



On October 31, 1996, there were 1,051,050 outstanding stock options with a weighted average exercise price of $3.04 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Canmax has no interlocking relationships involving any of its Compensation Committee members which would be required by the Commission to be reported herein, and no officer or employee of Canmax serves on its Compensation Committee.

COMPENSATION COMMITTEE REPORT

     In fiscal 1996, Canmax's Compensation Committee consisted of all four outside directors; Messrs. DeMare, Fidler, Seay and Rinehart. The Committee was responsible for determining the compensation of Canmax's executive officers and other key senior employees, including Roger D. Bryant, Canmax's Chief Executive Officer, (the "Chief Executive").

     DETERMINATION OF CEO AND EXECUTIVE OFFICER COMPENSATION. Canmax has strived to structure its executive compensation programs in a manner designed to attract and retain a talented and capable management team, and to provide appropriate compensation based on that team's achievement of financial performance objectives. During fiscal 1996, the Compensation Committee held primary responsibility for determining the compensation of the Chief Executive, and for approving the determinations of compensation paid to other officers and senior executives, as proposed by the Chief Executive.

     Compensation is normally paid to the Chief Executive in the form of base compensation, bonus compensation and the granting of options to buy shares of
Canmax's Common Stock at then prevailing market prices.   Each year the Board
of Directors of Canmax sets forth certain financial performance objectives for Canmax. Canmax's ability to meet such targeted financial goals, and the Chief Executive's previous base compensation level, are the most important criteria utilized by the Compensation Committee in determining the compensation of the Chief Executive, although the Compensation Committee reviews other factors, including the compensation awarded to chief executive officers of similar corporations. Based on a review of such criteria, the Compensation Committee will determine the annual base and bonus compensation of the Chief Executive. In addition, the Compensation Committee may grant stock options in order to align the interests of the Chief Executive with those of the shareholders. With respect to the Chief Executive's compensation during fiscal 1996, the Compensation Committee primarily considered Canmax's financial performance and the previously existing compensation level of the Chief Executive.

     Compensation to other executive officers is also provided in the form of base compensation, bonus compensation and the granting of stock options.
Base compensation is determined based on industry norms associated with the position held by the executive and the recommendation of the Chief Executive, while bonus compensation is normally linked to specific shorter-term (e.g., one to three years) financial performance objectives. Stock options are granted to align the interests of the executive officers with those of the shareholders. The Chief Executive is principally responsible for the performance assessment of individual executive officers and provides his recommendations to the Compensation Committee for its review and approval.

     STOCK OPTION REPRICING. Canmax's Stock Option Plan is intended to provide directors, executives and other key employees with increased motivation and incentive to exert their best efforts on behalf of Canmax through the opportunity to benefit from appreciation in the value of the Common Stock. Due to declines in the price of the Common Stock, certain options outstanding under the Stock Option Plan were exercisable at prices which exceeded the then current market value of the Common Stock. In order to restore the incentive value to such options, the Compensation Committee in December 1995, approved the repricing of certain options held by employees, including certain Named Executives.

     On December 29, 1995, outstanding employee stock options with respect to 87,100 shares of Common Stock, with exercise prices ranging from $5.00 to $ 6.25 per share, were repriced at an exercise price of $2.25 per share, the market price of the Common Stock on that date. All other terms and conditions of the repriced options remained the same. The Committee believes that by repricing these options, Canmax has restored the incentive for such employees that was intended to be provided by the prior grant of such options.

COMPENSATION COMMITTEE:

Nick DeMare
Robert M. Fidler
W. Thomas Rinehart (Chairman)
Gerald R. Seay

    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

     The following table sets forth (a) certain information as of July 31, 1997, concerning those persons known to Canmax, based on information obtained from such persons, Canmax's records and schedules required to be filed with Canmax, with respect to the beneficial ownership of Canmax's Common Stock by
(i) each shareholder known by Canmax to own beneficially 5% or more of such outstanding Common Stock, (ii) each current director of Canmax, (iii) each Named Executive Officer and (iv) all executive officers and directors of Canmax as a group, and (b) the effect of the Merger on percentage ownership by such persons and persons who will hold in excess of 5% of Canmax's Common Stock outstanding following the Merger. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned. Effect has been given to shares reserved for issuance under outstanding stock options and warrants where indicated.

                                            Shares                Shares
                                      Beneficially Owned    Beneficially Owned
                                       Before the Merger     After the Merger
                                      ------------------    -----------------
Name and Address of Beneficial Owner  Number    Percent(1)  Number    Percent(2)
------------------------------------  ------    -------     ------    -------

Dodge Jones Foundation               1,000,000     15.1%   1,375,140     11.6%
400 Pine Street, Suite 900
Abilene, Texas  79601

Joseph E. Canon                      1,000,000(3)  15.1%   1,375,140(3)  11.6%
Dodge Jones Foundation
P.O. Box 176
Abilene, Texas  79604

Founders Equity Group                  913,364(4)  13.7%     913,364(4)   7.7%
2602 McKinney, Suite 220
Dallas, Texas  75204

Kamehameha Schools Bernice
Pauahi Bishop Estate                         0        0    1,354,901     11.5%
567 South King Street
Honolulu, Hawaii  96813

Henry H. Peters                              0        0    1,354,901(5)  11.5%
Kamehameha Schools Bernice
Pauahi Bishop Estate
567 South King Street
Honolulu, Hawaii  96813

Roger D. Bryant (6)                    150,000(7)   2.2%     150,000(7)   1.3%

Nick DeMare                             46,880(8)     *       46,880(8)     *
Chase Management
1090 West Georgia Street, Suite 1305
Vancouver, BC  V6E 3V7

W. Thomas Rinehart                     101,600(9)   1.5%     101,600(9)     *
700 Freeling Drive
Sarasota, Florida  34242

Philip M. Parsons (6)                   45,400(10)    *       45,400(10)    *

Debra L. Burgess (6)                    79,800(11)  1.2%      79,800(11)    *

Ivor J. Flannery (6)                    69,718(12)  1.1%      69,718(12)    *

Robert M. Fidler                        25,000(13)    *       25,000(13)    *
987 Laguna Road
Pasadena, California  91105

C. William Robertson                     5,000(14)    *        5,000(14)    *
276 Browning Court
Wheaton, Illinois  60187

Richard Stephens (6)                    15,000(15)    *       15,000(15)    *

G. Randy Nicholson                           0        0    1,680,831(16) 13.4%
AutoGas Systems, Inc.
1202 Estates Drive, Suite D
Abilene, Texas  79602

All Executive Officers and
Directors as a group (11 and
16 persons, respectively)              557,398      7.9%   5,085,088     38.7%

* Less than 1.0%

1. Based upon 6,611,005 shares of Canmax Common Stock outstanding as of July 31, 1997.

2. Based upon 11,816,456 shares of Canmax Common Stock outstanding following the Merger, assuming 5,205,451 shares of Canmax Common Stock are issued in the Merger.

3. Includes 1,375,140 shares held by Dodge Jones Foundation, of which Mr. Canon serves as the Executive Director. As such, Mr. Canon exercises voting power over all of such shares.

4.   Includes 50,000 shares subject to presently exerciseable warrants.

5. Includes 1,354,901 shares held by Kamehameha Schools Bernice Pauahi Bishop Estate, of which Mr. Peters serves as the Trustee. As such, Mr. Peters exercises voting power over all of such shares.

6. The business address for Canmax executives is 150 West Carpenter Freeway, Irving, Texas 75039.

7.   Includes 150,000 shares of Common Stock which may be acquired through the
     exercise of stock   options which are exercisable within 60 days of July
     31, 1997 ("Vested Options").

8.   Includes 36,600 Vested Options.

9.   Includes 35,000 Vested Options.

10.  Includes 45,000 Vested Options.

11.  Includes 77,800 Vested Options.

12.  Includes 26,500 Vested Options.

13.  Includes 20,000 Vested Options.

14.  Includes 5,000 Vested Options.

15.  Includes 15,000 Vested Options.

16. Includes 481,677 shares subject to presently exercisable warrants; 285,000 shares subject to warrants to be issued at close to Mr. Nicholson as part of a non-competition agreement; 33,762 shares held by Barbara Nicholson, wife of Mr. Nicholson; and 8,103 shares held in trust of which Mr. Nicholson as trustee has sole voting power.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the first quarter of 1995, a director, W. Thomas Rinehart advanced Canmax $250,000. The advance was unsecured and had an interest rate of 10%. The principal balance was due on demand. Principal payments of $95,765 were repaid during the six months ended April 30, 1997, which fully satisfied Canmax's obligation.

     On April 30, 1997, Founders Equity Group, Inc. ("Founders") acquired from EDS 863,364 shares of Canmax Common Stock in a private transaction, in connection with which Canmax agreed to extend to Founders certain registration rights similar to those previously held by EDS. On May 9, 1997, Founders exercised its right to demand that Canmax file a registration statement with regard to all of its shares of Canmax Common Stock. Under applicable securities laws, Canmax was unable to file the Founders registration statement until after the filing of the registration statement of which this Joint Proxy Statement/Prospectus forms a part. Pursuant to the terms of the registration rights agreement with Founders, Canmax was to have filed a registration statement on or about July 23, 1997 or incur a registration penalty of 50,000 shares per month. Founders has agreed to extend the registration obligation until August 26, 1997 in exchange for its receipt of a warrant to acquire 50,000 shares of Canmax Common Stock at an exercise price of $2.00 per share. In addition, in May of 1997, Canmax retained Founders to provide advisory services regarding the proposed Merger with AGSI, and agreed to pay to Founders a fee of $25,000 for such services.

     On April 30, 1997, the Dodge Jones Foundation acquired from EDS 1,000,000 shares of Canmax Common Stock in a private transaction, in connection with which Canmax agreed to extend to the Dodge Jones Foundation certain registration rights similar to those previously held by EDS. Joseph
E. Cannon, the Executive Director of the Dodge Jones Foundation, is anticipated to serve as a member of the Canmax Board following the Merger.

                         INFORMATION CONCERNING AGSI

BUSINESS

     Auto-Gas Systems, Inc. ("AGSI") provides software applications to selected markets within the retail petroleum industry offering fully integrated retail automation solutions including point-of-sale (POS) systems, back office management systems and headquarters-based management systems for gas and convenience stores, as well as site control systems for traditional retail fuel outlets, alternative fuel outlets and private fleet fueling sites. AGSI's products enable its customers to automate their transactions with customers, communicate electronically with debit/credit networks, generate management reports, and manage operations by site, providing necessary data for decision making in the operation of a gas/convenience store. In addition, AGSI provides custom software development services, project management services, technical support and repair services to its customers.

     AGSI's predecessor pioneered "pay-at-the-pump" technology in 1981, which enabled consumers to activate fueling pumps by swiping a magnetic stripe credit, debit or proprietary fleet card. AGSI continued to innovate new technology when, in the late 1980s, it introduced "controllers" for card readers built into the dispenser. Prior to the introduction of this technology, pay-at-the-pump was limited to stand alone card readers usually located at commercial fueling depots and private sites. AGSI's technology solution interfaces with an assortment of fuel dispensers and over 40 credit/debit card networks, including proprietary materials of major oil companies and third party electronic payment networks.

     AGSI acquired a PC based convenience store automation solution in July 1992 with an existing installed base of approximately 1,500 sites. The acquisition of this "inside the store" solution vertically integrated with the existing pay-at-the-pump solution, thereby giving AGSI a product line that provided a total solution from the fueling island and cash register to the customer's back office accounting. AGSI currently has over 1,000 customers and an installed base of over 9,500 sites for all products.

COMPANY OPERATIONS

     AGSI traces its end-user focus to its history as a gasoline marketing company. Each product line is designed around features most desired by the end-users. The product line consists of automation solutions for fuel islands and convenience store operations. The product development plan includes seamless consolidation and integration of island and in-store automation technology.

     AGSI's fuel island automation products consist of hardware and software for use in the attended or unattended sale of gasoline products in both retail and commercial operations where the marketer wishes to accommodate several payment methods such as credit and debit cards, private fleet or fleet network cards, and cash. These products allow the marketer to operate its petroleum sales in a totally self-service mode. With the Auto-Gas solution, a customer has the capability to insert a credit, debit or proprietary card, enter a Personal Identification Number (PIN) if applicable, select a pump number, indicate the specific amount of fuel desired, and proceed to pump the fuel.

     STOREMASTER-TM-, AGSI's convenience store automation solution, is a PC-based, store level software that gathers information electronically and/or manually from existing equipment in stores for the purpose of automating transactions and inventory control. It consists of four modules: Cashier's Work Station, Manager's Work Station, Home Office System, and Price Book System. These products can be used in tandem as a fully integrated system or as stand-alone modules.

     The store automation products that are currently offered are supported by the DOS operating system. AGSI has begun rewriting its modules in a new programming language which will run on the Windows NT-based operating system. Although, because of the inherent difficulties in developing software, AGSI can offer no assurance of any delivery date, it is anticipated that some of these modules will be available in the third quarter of the 1997 calendar year.

     AGSI's major products include:

     SITE CONTROLLERS - electronic microchip devices that control and authorize communication between the fuel dispensers, card readers in dispensers, island card readers and credit/debit networks.

     ISLAND CARD READERS - a customer interface terminal featuring a magnetic stripe card reader and receipt printer. The card reader is used for receiving a fuel customer's card information and printing the receipt upon completion of the transaction.

     CONVENIENCE STORE MANAGEMENT SOFTWARE - software modules that manage, control and report store operating data such as In-store and fuel island point-of-sale transactions, inventory, personnel time and attendance for the purpose of managing store operations and providing data to interface to the headquarters general ledger system.

     POINT-OF-SALE HARDWARE - IBM-compatible retail point-of-sale terminals that include a computer, keyboard, credit card reader, receipt printer and monitor. These terminals are sometimes sold in conjunction with AGSI's convenience store software solutions.

     CUSTOM SOFTWARE DEVELOPMENT - AGSI contracts with some customers to add customized features to its products and to develop proprietary interfaces from AGSI software/hardware to specified credit/debit networks.

PRODUCT APPLICATION.

     AGSI's products are used primarily to control and manage the business processes surrounding retail point-of-sale transactions and inventory at conveniences stores and various types of fueling centers. It developed its proprietary product line to interface and control various peripheral devices used in the petroleum retail industry, such as fuel tank monitors, automated car washes, money order machines, and various types of fuel dispensers. A significant use of AGSI's various products consists of the specific software interfaces that have been developed for over 40 company and third party credit/debit networks. These networks allow for automatic authorization of credit and debit transactions at the fuel island and in the store.

     AGSI's markets are primarily driven by its product applications. As shown below, each major market served by AGSI product line requires differing product applications.

--------------------------------------------------------------------------------
 MARKETS/TYPES OF CUSTOMERS                    PRODUCT APPLICATION
--------------------------------------------------------------------------------
                                               Convenience Store    Fuel Island
                                               Management            Management
--------------------------------------------------------------------------------
       Convenience Stores with Gasoline Sales             X          X
--------------------------------------------------------------------------------
       Convenience Stores without Gasoline Sales          X
--------------------------------------------------------------------------------
       Travel Centers                                     X          X
--------------------------------------------------------------------------------
       Retail Fueling Centers (petroleum product focus)              X
--------------------------------------------------------------------------------
       Fleet Fueling Centers (public and private)         X          X
--------------------------------------------------------------------------------
       Grocery Chains                                                X
--------------------------------------------------------------------------------
       Mass Merchandise Chains                                       X
--------------------------------------------------------------------------------
       Alternative Fuel Sites (public and private)        X          X
--------------------------------------------------------------------------------

SALES AND MARKETING STRATEGIES.

     LOCATION - AGSI markets its products through a variety of channels.
Fuel automation solutions are marketed primarily through distributors devoted to petroleum equipment. This channel is supported by a regionally focused AGSI sales force. The convenience store solutions are marketed directly by AGSI's sales force, selected petroleum equipment distributor contractors and value-added resellers that specialize in point-of-sale equipment product lines.

     AGSI's target markets include convenience store chains and travel centers consisting of 30 sites or more, grocery store and mass merchandise chains, fleet fueling centers, and alternative fuel centers.

     Competition in these markets varies in strength with the convenience store market displaying intense competition. Many disparate companies compete for the installed base with the competition ranging from large fuel dispenser companies that offer automation products with their dispensers to small software development companies. The products offered and their degree of integration also vary greatly depending on the seller. This intense competition in the convenience store vertical market derives from the increasingly complex technology requested by the users. The market looks to the technology solutions currently available in grocery chains and other large retailers as its model for the future.

     Less intense competition drives the newer markets for fuel automation. AGSI is attempting to gain a competitive advantage by marketing fuel automation solutions to grocery and mass merchandise chains, although no assurance can be given that it will be successful in doing so.

     In the fleet fueling center, travel center, and alternative fueling center markets, moderate competition prevails. AGSI enjoys a long-standing presence in these markets with a reputation as the innovator of automation products.

     PRICE - AGSI solutions are typically priced on the "high-end" of the market because of their functionality as an interface with a variety of credit/debit networks, as well as the marketplace experience possessed by AGSI's technicians. AGSI's pricing strategy follows accordingly.

     PRODUCT - While AGSI traces its beginnings to fuel automation technology, the current strategy is to offer modular and integrated solutions for automation of all areas of the fuel island and convenience store. AGSI believes that its large number of credit/debit network interfaces provides it with a strategic, competitive advantage. The interfaces alone create a separate product line that is positioned for sale to competing automation solution marketers.

     PROMOTION - AGSI uses a variety of promotion strategies, relying primarily on participation in major industry trade shows and national advertising in industry-specific trade magazines. AGSI enjoys a long-standing identification with technology equipment and hardware; however, over time, AGSI's emphasis has shifted to application/solution development to focus on opportunities for growth within the industry. By offering an integrated solution with custom interfaces for a customer's credit/debit network needs, AGSI can facilitate sales of automation hardware as an integrated package. Thus, in national advertising and trade show product demonstrations, AGSI now emphasizes its software and solution development capabilities.

PRODUCTS AND SERVICES

     AGSI offers fully integrated as well as modular stand-alone solutions that enable retailers of fuel products and convenience items to streamline and improve operating efficiencies, providing more time for improved customer service. Its products are designed to track and route transaction information between stores and headquarters, providing micro and macro level data at all levels of management. AGSI sells not only proprietary solutions (software and hardware), but also third-party products to enhance a customer's capabilities with only one sale.

     AGSI's product line can also be categorized by the retail business process that it supports. The overall retail transaction process includes two distinct sub-processes: (1) the point-of-sale transaction and (2) the recording, processing and reporting of the transaction data, typically referred to as back-office or headquarters processes. As shown below, AGSI's products support these retail business processes for a variety of functions.

-------------------------------------------------------------------------------------------------------------------------------
 PROCESS              PRODUCT APPLICATION          PRODUCT NAME/CATEGORY         FUNCTIONALITY
-------------------------------------------------------------------------------------------------------------------------------
Point of Sale         Convenience Stores           STOREMASTER Software          - Integrated Fuel and
                                                                                   Merchandise Control
                                                   - Cashier's Work Station      - Scanning
                                                                                 - Cash Control
                                                                                 - Fuel Island Control
                                                                                 - Vendor and Product Management
                                                                                 - Product Price/Cost Management
-------------------------------------------------------------------------------------------------------------------------------
Point of Sale         Fuel Islands                 Fuel Island Card Readers      - Provides "Pay-at-the-Pump"
                                                   - Customer Interface Terminal   via
                                                     works in tandem with an     - Club Cards (access cards)
                                                     AutoGas Site Controller     - Proprietary Cards
                                                   - Island  Master Terminal     - Retail Cards
                                                     - a customer interface      - Bank Credit/Debit Cards
                                                     terminal with an            - Major Oil Company Cards
                                                     integrated site controller  - Unattended Fueling Automation
-------------------------------------------------------------------------------------------------------------------------------
Back Office/          Convenience Store Chain      STOREMASTER  Software         - Executive Information
Headquarters          Headquarters                 - Home Office System          - Electronic Price Book
Process                                            - Price Book System           - Centralized Cost/Inventory Management
                                                                                 - Balancing/Auditing
-------------------------------------------------------------------------------------------------------------------------------
Back Office/          Convenience Store Back       STOREMASTER  Software         - Captures POS data electronically
Headquarters          Office                       - Manager's Work Station      - Shift Reporting
Process                                                                          - Inventory Control
                                                                                 - Vendor/Price/Cost Management
-------------------------------------------------------------------------------------------------------------------------------
Back Office/          Fueling Center Site          - Site Management System        Site-by-Site Information Management
Headquarters          Management - Headquarters      Software                      for Retail and Fleet Fueling Centers
Process                                            - Inventory/Environmental     - Tank Monitor Interfaces
                                                     Management System Software  - Fuel Price Management
                                                                                 - Fleet/Proprietary Card Program Management
                                                                                 - Transaction Collection and Reporting
-------------------------------------------------------------------------------------------------------------------------------
Ancillary Products    Services                     Consulting                    - Custom application features
& Services                                         Training                      - System Design and Implementation
                                                   Software Maintenance          - End-User Support
                                                   Technical Support             - Software Maintenance Support
                                                   Custom Development &
                                                   Integration
-------------------------------------------------------------------------------------------------------------------------------

                                       61

-------------------------------------------------------------------------------------------------------------------------------
 PROCESS              PRODUCT APPLICATION          PRODUCT NAME/CATEGORY         FUNCTIONALITY
-------------------------------------------------------------------------------------------------------------------------------

Ancillary Products    Convenience Store Point-     - IBM SurePOS 4694 Point-of-  - Modular or integrated hardware design
& Services            of-Sale Hardware               Sale Terminal                 includes these options:
                                                   - IBM SureOne Point-of-Sale     computer processor, monitor, printer,
                                                     Terminal                      customer display, magnetic strip reader,
                                                                                   scanner and cash drawer.
                                                                                 - Network ready
                                                                                 - Industry-standard personal computer
                                                                                   hardware
-------------------------------------------------------------------------------------------------------------------------------

MARKETS

     CONVENIENCE STORE/TRAVEL CENTER MARKET - Convenience stores and travel centers place a primary emphasis on providing the public with a convenient location to quickly purchase a wide array of consumable products, predominantly food, beverages, and gasoline. AGSI's products and services aid in the automated and convenient delivery of these products, thereby allowing managers and employees to work more efficiently.

     Products available to this market include STOREMASTER-TM-, Site Master Controllers, and Island Card Readers.

     AGSI sells its products and services to this highly competitive industry through contracted distributors as well as a channel mixture of direct selling and value added resellers. An experienced sales force personally directs the majority of sales. Each of these salesmen is trained to find the configuration which best meets the needs of the individual customer. The value added resellers are typically computer and point-of-sale hardware resellers that wish to complement their hardware sales with software solutions.

     These market segments accounted for 88.3% of AGSI's total revenues in fiscal 1996 and 84.6% of AGSI's total revenues in fiscal 1995. Major convenience store accounts include Circle K Stores, Inc., The Southland Corporation, and BHP Hawaii (the aggregate of these three accounts equaled 35.7% and 32.0% of total revenue in fiscal 1996 and 1995, respectively).

     In the convenience store software market, AGSI competes with companies such as: Professional DataSolutions, Inc., The Pinnacle Corporation, Radiant Systems, COPES , Verifone, Ltd., Dresser Industries, Inc. (Wayne Division), Gilbarco, Inc., Tokheim Corporation, Stores Automated Software, Inc., Matsushita Electric Corporation of America (Panasonic), The Software Works, CDR Corporation and others.

     GROCERY/MASS MERCHANDISING STORE MARKETS - AGSI now targets a new market, grocery and mass merchandise chains. Sales began in this market in fiscal 1996 with grocery stores installing unattended fueling sites. Establishing fueling sites allows them to provide a new service for their already loyal customers and use remote areas of their parking lots to increase profits.

     Grocery and mass merchandise chains will typically operate their retail fueling center in an unattended environment, which means that they will utilize card readers in dispensers and a site controller to automate the fueling process, eliminating the need for labor at the fueling site. Products used are the Site Master Controllers, Island Card Readers, Site Management System Software and Inventory/Environmental Management Systems Software.

      These market segments accounted for 0.3% of AGSI's total revenue in fiscal 1996. AGSI's major customers in these markets include HEB, a Texas-based grocery chain; Brookshire Brothers, a grocery chain; and Price Costco, a Seattle-based mass merchandise chain.

     FLEET FUELING CENTERS - Fleet Fueling Centers are typically operated as unattended private fueling centers; however, many retail fueling centers are adding fleet networks to their list of accepted cards. Customers mostly use AGSI's Island Master product line of integrated card readers/site controllers in unattended private fleet environments; however, where retail and fleet use is mixed, a customer may use a Site Master Controller with either an Island Card Reader or a card reader in the fuel dispenser (gas pump).

     Petroleum equipment distributors sell most products for this market. AGSI dedicates one salesman specifically to fleet business development. AGSI's top customers in the fleet fuel market include Schneider National Trucking, Ohio Bell, and SAIA Trucking. Major competitors include PetroVend and Tokheim Corporation (Gasboy division).

     This market segment accounted for 8.2% of total revenue in fiscal 1996 and 14% of total revenue in fiscal 1995. AGSI's top customers in the fleet fuel market include Fuelman, Inc. and U-Fuel, Inc. (the aggregate of these two accounts equaled 2.6% and 4.9% of total revenue in 1996 and 1995, respectively). Major competitors include PetroVend and Tokheim Corporation (Gasboy division).

     ALTERNATIVE FUEL CENTERS - Alternative Fuel Centers operate both unattended and attended sites for dispensing fuel products such as CNG (compressed natural gas), Propane, and Methane. The products applicable for this market include the same products used in the Fleet Fueling Market.

     Petroleum equipment distributors sell most products for this market; however, because this market is still in an early stage, AGSI finds that manufacturers of alternative fuel dispensers possess significant influence in the choice of automation vendors. AGSI also dedicates one salesman specifically to business development in this marketplace.

     This market segment accounted for 3.2% of total revenue in fiscal 1996 and 1.4% of total revenue in fiscal 1995. AGSI's top customers in this market include West Texas Gas, Marcum Fuel Systems and American Natural Gas & Power. Major competitors include E.J.Ward, FuelMaster, PetroVend and Tokheim Corporation (Gasboy division).

POTENTIAL MARKETS

     AGSI began the introduction of its products to the grocery and mass merchandise chains in fiscal 1996 with sales to customers such as HEB and Price Costco. AGSI believes that to date these sites have been successful ventures for these customers, and AGSI is encouraged by the initial acceptance of its technology by these markets.

     Because AGSI follows a product development strategy of breaking apart its products' capabilities into modular applications, it has received numerous inquiries from competitors and other companies regarding re-marketing AGSI's credit/debit authorizer modules as a part of third party solutions. AGSI evaluates each inquiry and considers this a potential market for growth. The market recognizes AGSI's expertise in this area and views the remarketing of the AGSI authorizers as more economical than developing and selling their own products.

     AGSI has also sought entry into potential overseas markets. AGSI has installations in Hong Kong for Mobil Oil and has completed development for "pay at the pump" fuel dispensing in mainland China. AGSI has also recently completed the three-year development of software for the Venezuelan state oil company. AGSI is encouraged by its entry into these and other new environments, although no assurance can be given as to its future success there.

PRODUCT DEVELOPMENT

     AGSI is actively developing new software modules to run on the Windows NT-based operating system that are anticipated to become available in the third calendar quarter of 1997; however, because of the uncertainties inherent in software development, AGSI can give no assurance in this regard.

PROPRIETARY RIGHTS

     AGSI's success and ability to compete is dependent in part upon its proprietary technology, including its software source code. To protect its proprietary technology, AGSI relies on a combination of trade secret, nondisclosure, and copyright law, which may afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although AGSI relies on the limited protection afforded by such intellectual property laws, it also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable maintenance are essential to establishing and maintaining its competitive position.

     Despite the measures taken by AGSI to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of AGSI's products or to obtain and use information that AGSI regards as proprietary. Policing unauthorized use of AGSI's products is difficult. Litigation, with its related expense and diversion of management resources, may, from time to time, be necessary to enforce AGSI's intellectual property rights, to protect AGSI's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity.

EMPLOYEES

     As of March 31, 1997, AGSI employed 116 persons. None of AGSI's employees is represented by a collective bargaining agreement nor has AGSI experienced any work stoppage. AGSI considers its relations with its employees to be good.

     AGSI's future operating results depend in significant part upon the continued service of its key technical, consulting and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that AGSI will retain its key managerial or technical personnel or attract such personnel in the future. If AGSI is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on AGSI's business, operating results and financial condition.

FACILITIES

     AGSI leases its principal offices at 1202 Estates Drive, Suite D, Abilene, TX 79602. These offices contain approximately 5,000 sq. ft. and house the administrative, marketing and accounting/finance functions. AGSI production and repair departments operate in a separate leased facility of approximately 12,000 sq. ft in an industrial park near major highways in Abilene, Texas. The training, support and software research and development group occupies a third leased facility of approximately 12,000 sq. ft. in New Braunfels, Texas.

LEGAL PROCEEDINGS

     AGSI is a party to various lawsuits in the ordinary course of its business and does not believe that the outcome of these lawsuits will have a material effect on AGSI's financial position or results of operation.

DIVIDENDS ON AND MARKET VALUE OF AGSI COMMON STOCK

      The AGSI Common Stock is not listed on any exchange or traded or quoted in any established securities market. AGSI has never declared or paid any cash dividends and does not expect to declare any such dividends in the foreseeable future. The payment of any future dividends will depend on earnings and the capital requirements of AGSI and other factors AGSI's Board considers appropriate. AGSI currently intends to retain any earnings to support continuing product development, growth and expansion. AGSI Common Stock Ownership

AGSI COMMON STOCK OWNERSHIP

     PRINCIPAL STOCKHOLDERS. The following table sets forth the persons and groups who beneficially owned more than 5% of the outstanding shares of Common Stock as of July 31, 1997. AGSI compiled this information from its stock records and other information available to AGSI. Unless otherwise indicated, these persons possess sole voting and investment power with respect to the shares of Common Stock that they beneficially own. AGSI has only one class of voting securities issued and outstanding.

-------------------------------------------------------------------------------
Name and Address                      Number of Shares           Percentage of
of Beneficial Owner                 Beneficially Owned      Outstanding Shares
-------------------------------------------------------------------------------
G. Randy Nicholson                             413,429(1)                 24.5%
   President and Chairman of the Board
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608

Ray McGlothlin, Jr.                              115,709                  7.5%
   Vice Chairman of the Board
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608

Jeffrey F. Upp
   Vice President, Secretary, Treasurer,        81,500(2)                  5.2%
   Chief Financial Officer and Director
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608                             401,306                 26.0%

Kamehameha Schools Bernice Pauahi Bishop Estate
   567 South King St, Suite 200
   Honolulu, HI  96813                           111,112                  7.2%

Dodge Jones Foundation
   P.O. Box 176
   Abilene, TX  79604
-------------------------------------------------------------------------------
(1) These shares of AGSI Common Stock include: warrants to acquire 142,667 shares of AGSI Common Stock; 255,962 shares held by G. Randy Nicholson, 10,000 shares held by Barbara Hart Nicholson, Mr. Nicholson's wife, and 4,800 shares held by G. Randy Nicholson as custodian for Braden Jeffrey Upp.

(2) These shares of AGSI Common Stock include: options to acquire 34,600 shares that are presently exercisable or are exercisable within sixty (60) days of July 31, 1997; 2,400 shares held by Jeffrey F. Upp, 2,400 shares held by Randa Kae Upp, Mr. Upp's wife, and 42,100 shares held by Randak Inc., of which Jeffrey F. Upp owns 40% and Randa Kae Upp owns 60% of all voting shares.

     DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth the number of shares of Common Stock beneficially owned as of July 31, 1997 by each director of AGSI, each executive officer of AGSI, and all directors and executive officers of AGSI as a group. AGSI compiled this information from its stock records and other information available to AGSI. Unless otherwise indicated, these individuals possess sole voting and investment power with respect to the shares they beneficially own.


-------------------------------------------------------------------------------
Name and Address                      Number of Shares           Percentage of
of Beneficial Owner                 Beneficially Owned      Outstanding Shares
-------------------------------------------------------------------------------

G. Randy Nicholson                             413,429(1)                 24.5%
   President and Chairman of
   the Board
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608
                                                115,709                    7.5%
Ray McGlothlin, Jr.
   Vice Chairman of the Board
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608

Jeffrey F. Upp                                   81,500(2)                 5.2%
   Vice President, Secretary, Treasurer,
   Chief Financial Officer and Director
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608
                                                 34,600(3)                 2.2%
Steve Covington
   Vice President
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608
                                                      0                      0%
Jeffrey Fisher
   Vice President
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608

Chris Gindorf, III                              80,000(4)                 4.9.%
   Director
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608

-------------------------------------------------------------------------------
Name and Address                      Number of Shares           Percentage of
of Beneficial Owner                 Beneficially Owned      Outstanding Shares
-------------------------------------------------------------------------------

Eric L. Oliver                                  45,258                    2.9%
   Vice President
   c/o Auto-Gas Systems, Inc.
   P.O. Box 6957
   Abilene, TX 79608

Henry Peters                                    401,306(5)               26.0%
   Director
   c/o Kamehameha Schools Bernice Pauahi Bishop Estate
   567 South King St, Suite 200
   Honolulu, HI  96813

Directors and Officers as a Group             1,171,829                 63.9%
-------------------------------------------------------------------------------

(1) These shares of AGSI Common Stock include: warrants to acquire 142,667 shares of AGSI Common Stock; 255,962 shares held by G. Randy Nicholson, 10,000 shares held by Barbara Hart Nicholson, Mr. Nicholson's wife, and 4,800 shares held by G. Randy Nicholson as custodian for Braden Jeffrey Upp.
(2) These shares of AGSI Common Stock include: options to acquire 34,600 shares that are presently exercisable or are exercisable within sixty (60) days of July 31, 1997; 2,400 shares held by Jeffrey F. Upp, 2,400 shares held by Randa Kae Upp, Mr. Upp's wife, and 42,100 shares held by Randak Inc., of which Jeffrey F. Upp owns 40% and Randa Kae Upp owns 60% of all voting shares.
(3) These shares of AGSI Common Stock include options to acquire 34,600 shares that are presently exercisable or are exercisable within sixty (60) days of July 31, 1997.
(4)  These shares of AGSI Common Stock include options to acquire 80,000 shares.
(5) These shares include 401,306 shares held by the Estate of Bernice Pauahi Bishop of which Henry Peters serves as a trustee.

                              THE COMBINED COMPANY

BUSINESS OF THE COMBINED COMPANY

     Following the consummation of the Merger, Canmax, together with the combined operations of AGSI (the "Combined Company"), will be in the business of developing and providing enterprise wide technology solutions to the convenience store and retail petroleum industries. In particular, the Combined Company will offer an expanded product line, with solutions that will service the needs of the smaller customer or the larger customer looking for an integrated, scaleable solution, plus "pay-at-the-pump," unattended and fleet fueling capability. The Combined Company's products and services will be sold through its direct sales force and extensive distribution network. The Combined Company will have access to in excess of 40 credit/debit card networks, including proprietary networks of major oil companies and third party electronic payment networks. Further, the Combined Company will have an expanded presence internationally, with installed sites currently in Hong Kong, mainland China, the Middle East, South America and Canada.

     The Combined Company's products have been installed in over 15,000 locations and its customers include Circle K, BHP Hawaii, Thrifty Oil, Fuelman, Inc., Irving Oil Corp., West Texas Gas, The Southland Corporation, ARCO, and the Army and Airforce Exchange.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information gives effect to the proposed Merger. Upon consummation of the Merger, each share of AGSI Common Stock will be converted into the right to receive
3.37623 shares of Canmax Common Stock. The Merger will be accounted for as a purchase of AGSI by Canmax.

The unaudited pro forma combined condensed balance sheet as of April 30, 1997 gives effect to the Merger as if it had occurred on April 30, 1997, and combines the unaudited consolidated balance sheet of Canmax as of April 30, 1997 and the unaudited balance sheet of AGSI as of March 31, 1997.

The unaudited pro forma combined condensed statement of operations for the six months ended April 30, 1997 combines the unaudited consolidated statement of operations of Canmax for the six months ended April 30, 1997, and the unaudited statement of operations of AGSI for the six months ended March 31, 1997, as if the Merger had occurred at the beginning of the respective period.

The unaudited pro forma combined condensed statement of operations for the year ended October 31, 1996, combines the audited consolidated statement of operations of Canmax for the year ended October 31, 1996, and the audited statement of operations of AGSI for the year ended September 30, 1996, as if the Merger had occurred at the beginning of the respective fiscal year.

The unaudited pro forma combined condensed financial information described above is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the Merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations. The accompanying unaudited pro forma combined condensed financial statements are based upon the respective historical financial statements of Canmax and AGSI and should be read in conjunction with the respective historical financial statements and notes thereto of Canmax and AGSI included elsewhere in this Joint Proxy Statement / Prospectus. Additionally, the accompanying unaudited pro forma combined condensed financial statements do not incorporate any benefits from cost savings that may result in the combined entity.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                                Historical                         Pro Forma
                                       -----------------------------    --------------------------------
                                       Canmax Inc.        AutoGas
                                                        Systems Inc.
                                        April 30,        March 31,
                                          1997              1997         Adjustments           Combined
                                       ----------       ------------    -------------         ----------
ASSETS

Current Assets:
     Cash and cash equivalents         $    71,573     $  2,358,053                          $ 2,429,626
     Accounts receivable, net            2,726,096        2,444,107                            5,170,203
     Inventories                            50,582        2,299,657                            2,350,239
     Deferred tax asset                                     239,625                              239,625
     Prepaid expenses and other            151,715          570,858                              722,573
                                       -----------     ------------                          -----------
Total current assets                     2,999,966        7,912,300                           10,912,266

Property and equipment, net              1,094,989          660,453                            1,755,442
Purchased research and development                                     $  6,960,000 (A)                -
                                                                         (6,960,000)(B)
Capitalized software costs, net            401,292        1,247,048         400,000 (A)         1,548,340
                                                                           (500,000)(D)
Intangible assets, net                      38,889                          481,391 (A)         1,315,050
                                                                            794,770 (C)
Investment in FST Holdings                                  283,547        (283,547)(D)                -

Other assets                               134,329            6,657                              140,986
                                       -----------     ------------    -----------          ------------

Total assets                           $ 4,669,465     $ 10,110,005    $    892,614         $ 15,672,084
                                       -----------     ------------    ------------         ------------
                                       -----------     ------------    ------------         ------------

               See accompanying notes to unaudited pro forma
                  combined condensed financial statements.

                                                      Historical                         Pro Forma
                                             -----------------------------    --------------------------------
                                             Canmax Inc.      AutoGas
                                                            Systems Inc.
                                              April 30,      March 31,
                                                1997            1997           Adjustments           Combined
                                             ----------     ------------      -------------         ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

  Current Liabilities:
       Accounts payable                    $    827,203     $    563,104                         $  1,390,307
       Accrued liabilities                      496,566          942,746     $   647,000 (G)        2,086,312
       Deferred revenue                         271,871          124,283                              396,154
       Current portion of lease obligation      132,839                                               132,839
       Current portion of long term debt         34,703                                                34,703
                                           ------------     ------------     --------------      ------------

            Total current liabilities         1,763,182        1,630,133         647,000            4,040,315

  Lease obligations                             103,060                                               103,060
  Long-term debt                                 68,600                                                68,600
  Non-compete                                                                    794,770 (C)          794,770
  Deferred tax liability                                         396,044        (156,419)(L)          239,625

  Shareholders' equity:

       Common stock                          23,234,233        1,541,794      (1,541,794)(H)       37,885,324
                                                                              14,651,091 (H)
       Additional paid-in capital                              5,344,739      (5,344,739)(H)                -
       Retained earnings (deficit)          (20,499,610)       1,197,295      (6,960,000)(B)      (27,459,610)
                                                                              (1,197,295)(H)
                                           ------------     ------------     --------------      ------------

          Total shareholders' equity          2,734,623        8,083,828        (392,737)          10,425,714
                                           ------------     ------------     --------------      ------------
          Total liabilities and
          shareholders' equity             $  4,669,465     $ 10,110,005     $   892,614         $ 15,672,084
                                           ------------     ------------     --------------      ------------
                                           ------------     ------------     --------------      ------------

                  See accompanying notes to unaudited pro forma
                     combined condensed financial statements.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                Historical                      Pro Forma
                                      -----------------------------    ----------------------------
                                        Canmax Inc.     AutoGas
                                                      Systems Inc.
                                        Six months     Six months
                                           ended          ended
                                      April 30, 1997  March 31, 1997   Adjustments         Combined
                                      --------------  --------------   -----------         --------
Revenues:
   Systems sales                       $        -     $  3,153,881                      $  3,153,881
   Software licenses and product
     revenue                              654,761          621,405                         1,276,166
   Development                          6,081,848          177,170                         6,259,018
   Service agreements                     997,565          750,214                         1,747,779
                                       ----------     ------------                      ------------
                                        7,734,174        4,702,670                        12,436,844
                                       ----------     ------------                      ------------
Costs and expenses:
   Cost of systems sales                        -        1,352,466     $  200,000 (E)      1,552,466
   Costs of software licenses
     and product revenue                  474,353           64,193        (50,000)(I)        488,546
   Cost of development revenues         2,991,773           14,672                         3,006,445
   Customer service                     1,154,793        1,026,319                         2,181,112
   Product development                    314,515          515,987                           830,502
   Sales and marketing                    253,753          887,094                         1,140,847
   General and administrative           1,878,471          733,653         37,910 (E)      2,729,511
                                                                           79,477 (K)
                                       ----------     ------------     ----------       ------------
                                        7,067,658        4,594,384        267,387         11,929,429
                                       ----------     ------------     ----------       ------------

Operating income                          666,516          108,286       (267,387)           507,415
Other income (expense):
   Interest, net                           (7,250)          61,563         (4,738)(K)         49,575
   Equity loss in FST Holdings                  -          (40,552)        40,552 (N)              -
                                       ----------     ------------     ----------       ------------
Income before taxes                       659,266          129,297       (231,573)           556,990
Income tax expense (benefit)                    -           73,043        (73,043)(M)              -
                                       ----------     ------------     ----------       ------------
Net income                             $  659,266     $     56,254     $ (158,530)      $    556,990
                                       ----------     ------------     ----------       ------------
                                       ----------     ------------     ----------       ------------
Net income per common
and common equivalent share            $     0.10                                       $       0.05
                                       ----------                                       ------------
                                       ----------                                       ------------
Shares used in per share
  computation                           6,618,348                                         12,369,719
                                       ----------                                       ------------
                                       ----------                                       ------------

                 See accompanying notes to unaudited pro forma
                   combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                             Historical                          Pro Forma
                               ---------------------------------------  --------------------------
                                  Canmax Inc.    AutoGas Systems, Inc.
                                  Year Ended          Year Ended
                               October 31, 1996   September 30, 1996    Adjustments     Combined
                               ----------------  ---------------------  -----------     --------
Revenues:

   Systems sales                 $         -        $  9,529,884                      $  9,529,884
   Software licenses and product
     revenue                       1,892,077           1,483,934                         3,376,011
   Development                     7,392,040             271,526                         7,663,566
   Service agreements              2,979,743           1,159,174                         4,138,917
                                 -----------        ------------                      ------------

                                  12,263,860          12,444,518                        24,708,378
                                 -----------        ------------                      ------------


Costs and expenses:

   Cost of systems sales                   -           3,572,913      $  400,000 (F)     3,972,913
   Costs of software licenses
     and product revenue           1,539,644             203,351        (100,000)(J)     1,642,995
   Cost of development revenues    2,949,166             182,082                         3,131,248
   Customer service                2,321,798           1,895,954                         4,217,752
   Product development             1,476,720           1,066,365                         2,543,085
   Sales and marketing               440,582           1,612,475                         2,053,057
   General and administrative      3,365,289           1,730,753          75,821 (F)     5,330,817
                                                                         158,954 (K)
                                 -----------        ------------      ----------      ------------
                                  12,093,199          10,263,893         534,775        22,891,867
                                 -----------        ------------      ----------      ------------

   Operating income                  170,661           2,180,625        (534,775)        1,816,511
   Other income (expense):
      Interest, net                 (28,047)             141,554          (9,477)(K)       104,030
      Equity loss in FST Holdings          -             (87,983)         87,983 (N)             -
                                 -----------        ------------      ----------      ------------
   Income before taxes               142,614           2,234,196        (456,269)        1,920,541
   Income tax expense (benefit)            -             831,564        (660,724)(M)       170,840
                                 -----------        ------------      ----------      ------------
   Net income                    $   142,614        $  1,402,632      $  204,455      $  1,749,701
                                 -----------        ------------      ----------      ------------
                                 -----------        ------------      ----------      ------------
Net income per common
  and common equivalent share    $      0.02                                          $       0.14
                                 -----------                                          ------------
                                 -----------                                          ------------
Shares used in per share
  computation                      6,851,148                                            12,481,356
                                 -----------                                          ------------
                                 -----------                                          ------------

                See accompanying notes to unaudited pro forma
                   combined condensed financial statements.

                    NOTES TO UNAUDITED PRO FORMA COMBINED
                       CONDENSED FINANCIAL STATEMENTS


(A) Adjustment to reflect intangible assets resulting from the merger of AGSI with CRSI. The purchase price was 5,205,451 shares of Canmax common stock which, for purposes of purchase accounting, was valued at $12,638,842 plus the value assigned to AGSI stock options and warrants assumed by Canmax of $ 2,174,249 and acquisition costs of $485,000 for a total purchase price of $15,298,091. Canmax is currently in the process of having an independent appraiser perform an allocation of the purchase price.

     Based upon discussions with the independent appraiser, a preliminary allocation of the purchase price with regards to intangible assets is as follows:

Description                  Allocation of Purchase Price    Amortization Period
                                                                (Useful Life)
--------------------------------------------------------------------------------
Purchased research and development        $6,960,000                 N/A
Goodwill                                  $  123,391               5 years
Capitalized software costs                $1,147,048             1-5 years
Assembled workforce                       $  358,000               7 years

     Of the total purchase price allocated to capitalized software costs, $400,000 represents additional value identified by the appraisal which has been assigned a 1 year life.

     The above allocation is preliminary and may change based upon the final valuation and allocation of the purchase price.

(B) Purchased research and development was identified and valued through extensive interviews and analysis of data for each of AGSI's products under development. Expected future cash flows of each product under development were discounted taking into account risks associated with the difficulties and uncertainties in completing the project(s) and thereby achieving technological feasibility and risks related to the viability of and potential changes in future target markets. This resulted in $6,960,000 of purchased research and development which has not reached technological feasibility and does not have alternative future use. Therefore, in accordance with generally accepted accounting principles, the $6,960,000 of purchased research and development cost was written-off as a pro forma adjustment in the accompanying pro forma balance sheet as of April 30, 1997. Such charge will be included in the income statement in the period the transaction is consummated. Such charge has been excluded from the pro forma statements of operations as it was considered a non-recurring material charge.

(C) Adjustment to reflect non-compete agreements with AGSI executives resulting from the merger of AGSI with Canmax.

(D) The adjustment to capitalized software costs represents a write-down to projects recorded on AGSI's books for which the Combined Company has no plans to market the products or will not pursue additional development to market the products. Therefore, Canmax has assigned no value to such projects.

     The investment in FST Holdings, which is accounted for under the equity method, has historically incurred losses. The Combined Company does not plan to invest additional funds in the underlying venture. Therefore, Canmax has assigned no value to the investment.

(E) Adjustment to reflect the pro forma amortization of capitalized software costs of $200,000, assembled work force of $25,571 and goodwill of $12,339 over their estimated useful lives resulting from the acquisition of AGSI for the six months ended April 30, 1997.

(F) Adjustment to reflect the pro forma amortization of capitalized software costs of $400,000, assembled work force of $51,143 and goodwill of $24,678 over their estimated useful lives resulting from the acquisition of AGSI for the year ended October 31, 1996.

(G) Represents accrual for estimated costs associated with the merger totaling $647,000 which primarily consist of legal and professional fees of $235,000, estimated severance and relocation costs of $250,000 and registration costs of $162,000. Costs totaling $485,000 have been accounted for as additional purchase price. The remaining costs of $162,000 represent costs estimated to be incurred to register the securities to be issued relating to the Merger and have been recorded as a reduction of the fair value of the securities issued.

(H) Reflects the elimination of AGSI's historical shareholders' equity and the recording of the additional shares, options and warrants issued as a result of the merger, net of estimated costs to register securities to be issued.

(I) Impact on amortization of $50,000 for the six months ended April 30, 1997, of the pro forma write-down of capitalized software (see (D) above).

(J) Impact on amortization of $100,000 for the year ended October 31, 1996 of the pro forma write-down of capitalized software (see (D) above).

(K)  Imputed interest and amortization on non-compete agreements.

(L)  Adjustment to reflect tax impact of the Merger as of April 30, 1997.

(M) The Combined Company anticipates that the Merger will qualify as a tax free reorganization under Internal Revenue Code (I.R.C.) Section 368(a).

      The Combined Company anticipates limitation of use of its tax net operating loss ("NOL") carryforwards as a result of a change in ownership as defined in I.R.C. Section 382. Based on the estimated market value of Canmax prior to the Merger, as provided under Section 382, the Combined Company will utilize its limited NOL carryforward to partially offset the pro forma taxable income and accordingly has reduced tax expense paid or accrued for the six months ended April 30, 1997 and the year ended October 31, 1996.

     The Combined Company will provide an allowance of approximately $6.2 million to reduce its deferred tax asset to zero due to uncertainty of its realization. The deferred tax asset is principally attributable to $17.3 million in NOL carryforwards expiring from 2006 to 2010.

(N) Adjustment to reflect impact on equity loss in FST Holdings of the pro forma valuation adjustment to investment in FST Holdings (See (D) above).

            SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CANMAX

     The selected consolidated financial information presented below for the fiscal years ended October 31, 1996, 1995, and 1994, were derived from the audited consolidated financial statements of Canmax, which are included elsewhere in this Joint Proxy Statement/Prospectus. The selected consolidated financial data presented below for the years ended October 31, 1993 and 1992 were derived from audited consolidated financial statements of Canmax, which are not included in this Joint Proxy Statement/Prospectus. The selected consolidated financial data presented below for the six months ended April 30, 1996 and 1997 are unaudited but have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which Canmax considers necessary for a fair presentation of the financial information set forth therein. The results of operations for the six months ended April 30, 1997 are not necessarily indicative of results that may be expected for Canmax's fiscal year ending October 31, 1997. This selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Canmax" and the Consolidated Financial Statements (including the notes thereto) of Canmax. See "Index to Financial Statements."

                                      Six Months
                                    Ended April 30,                              Fiscal Years Ended October 31,
                                  -------------------           ---------------------------------------------------------------
                                  1997           1996           1996           1995           1994           1993          1992
                                --------       --------        ------         ------         ------         ------        ------
                                      (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues                      $  7,734       $  5,159        $12,264       $  8,996       $  9,675       $  4,659      $  2,224
  Cost of software licenses,
  product revenue and
  development revenue              3,466          2,222          4,489          4,352          3,219          1,411           700
  Operating expenses               3,602          3,472          7,604          8,328          8,305          4,361         3,510
  Interest expense, net                7             19             28             50             66             29             6
  Writedown of capitalized
   software                            -              -              -              -          4,127              -             -

Net income (loss)                    659          (554)            143        (3,734)        (6,042)        (1,142)       (1,992)

Net income (loss) per share(1)      0.10         (0.11)           0.02         (0.79)         (1.54)         (0.31)        (0.60)


BALANCE SHEET DATA:

Total assets                    $  4,669       $  4,288       $  5,650       $  4,702       $  5,328       $  6,883      $  2,051
Working capital (deficiency)       1,237          (628)            208          (469)            146            526         (748)
Non-current obligations              172            208            256            265          1,375            146            56
Shareholders' equity               2,735          1,371          2,075          1,719          1,910          4,045           496

(1) All per share amounts have been retroactively adjusted to reflect a one-for-five reverse stock split of Canmax Common Stock effective December 21, 1995.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                             OPERATIONS OF CANMAX

     THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. CANMAX'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." SEE "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995."

RESULTS OF OPERATIONS

     The following table sets forth certain financial data as a percentage of total revenues of Canmax for the periods indicated.

                                                     Fiscal Year                  Six Months
                                                  Ended October 31,             Ended April 30,

                                              1996        1995     1994         1997      1996
                                              ----        ----     ----         ----      ----
Revenues:
   Software licenses and product
       revenue                                15.4%       34.8%    50.7%        8.5%      27.6%
   Development                                60.3%       42.2%    41.5%       78.6%      52.2%
   Service agreements                         24.3%       23.0%     7.8%       12.9%      20.2%
                                              ----      ------   ------       -----     ------
                                               100%        100%     100%        100%       100%
                                              ----      ------   ------       -----     ------
Costs and expenses:
   Costs of software licenses, product
      revenue and development revenues        36.6%       48.3%    33.2%       44.8%      43.1%
   Customer service                           18.9%       26.2%    22.6%       14.9%      21.9%
   Product development                        12.0%       26.7%    27.0%        4.1%      10.7%
   Sales and marketing                         3.6%        7.4%    13.9%        3.3%       4.5%
   General and administrative                 27.5%       32.3%    22.4%       24.3%      30.2%
   Interest and financing                      0.2%        0.6%     0.7%        0.1%       0.3%
   Writedown of capitalized software              -           -    42.6%           -          -
                                              ----      ------   ------       -----     ------
                                              98.8%      141.5%   162.5%       91.5%     110.7%
                                              ----      ------   ------       -----     ------
   Net income (loss)                           1.2%     (41.5)%  (62.5)%        8.5%    (10.7)%
                                              ----      ------   ------       -----     ------
                                              ----      ------   ------       -----     ------


REVENUES

     SIX MONTHS ENDED APRIL 30, 1997 COMPARED TO SIX MONTHS ENDED APRIL 30, 1996. For the six months ended April 30, 1997 Canmax had revenues of $7,734,174, an increase of $2,575,286 or 49.9% over the comparable period in 1996. For the six months ended April 30, 1997, Southland and NCR accounted for approximately 94% of Canmax's total revenue as compared to approximately 77% for the comparable period of 1996. The improvement in revenue is a result of significant development services provided under current contracts with NCR and Southland during the six months ended April 30, 1997. This increase in development revenues was partially offset by a reduction in hardware and software sales as Canmax completed delivery of these components to Southland during the first quarter of 1996. See "Risk Factors - Concentration of Revenues; Customer Concentration."

     For the six months ended April 30, 1997 Canmax had software licenses and product revenue of $654,761, a decrease of 54.0% over the comparable period in 1996. The decrease is primarily due to the decline in sales of hardware components to other customers and a decrease in software and hardware sales to Southland for one phase of Southland's UNIX store upgrade which commenced during 1995 and concluded during the first quarter of 1996. These decreases were partially offset by software and hardware sales to Southland during the six months ended April 30, 1997 for planned implementation by Southland of a Windows NT solution later in calendar year 1997.

     For the six months ended April 30, 1997 Canmax had development revenue of $6,081,848, an increase of $3,389,271 or 125.9% over the comparable period in 1996. Development revenue from the base contract with Southland continued to decline from approximately $763,000 during the six months ended April 30, 1996 to approximately $427,000 during the same period in 1997, in accordance with the terms of the contract. Additionally, during the same period of 1996, Canmax recognized development revenue of approximately $1,569,000 for work associated with a contract between Canmax and NCR to develop a preliminary (non scanning) point of sale software application in UNIX for Southland. This project was completed in July 1996. These reductions in development revenue were more than offset by additional development revenues of approximately $5,636,000 for work performed under an agreement with NCR and Southland to develop a scanning point of sale application for Southland and other associated inventory, merchandising and back office functions, running in a Windows NT environment. Current projects under the existing agreement with NCR and Southland are expected to conclude during the third quarter of 1997. Canmax is currently negotiating additional contracts with NCR and Southland to provide development services.

     For the six months ended April 30, 1997, Canmax recorded service agreement revenue of $997,565, a decrease of $43,923 or 4.2% over the comparable period in 1996. This decrease resulted from a decline in the installation, training and site survey revenues reflecting a lower number of new installations of Canmax's proprietary software accompanied by a decrease in calls received by the 24 hour / 7 day a week help desk, which caused a decline in revenues due to the structure of the support contract with Southland. This decrease was offset by an increase in revenue from the help desk due to an increased number of sites supported from approximately 5,800 at April 30, 1996 to 5,900 at April 30, 1997.

     FISCAL 1996 COMPARED TO FISCAL 1995. For the year ended October 31, 1996, Canmax had revenues of $12,263,860, an increase of $3,267,773, or 36.3%, over 1995. The improvement in revenue is a result of growth in service agreement revenues and significant growth in development revenue as Canmax completed a project to develop a preliminary (non scanning) point of sale software application in UNIX for Southland and commenced a project to produce a scanning point of sale application and other associated inventory, merchandising, and back office functions for Southland in a Windows NT environment.

     Software licenses and product revenue for the year ended October 31, 1996 was $1,892,077, a decrease of $1,235,358, or 39.5% over 1995. The decrease is primarily due to the sale during 1995 of software and hardware components to Southland in accordance with their contract which did not occur during 1996. The provision of these items to Southland under their contract commenced during 1995 and concluded during the first quarter of 1996.

     Development revenue for the year ended October 31, 1996 was $7,392,040, an increase of $3,590,832, or 94.5% , over 1995. While development revenue from the base contract with Southland declined in accordance with the terms of the contract compared with the same period in 1995, Canmax recognized additional development revenue of $1,868,824 for work associated with a contract between Canmax and NCR to develop a preliminary (non scanning) point of sale software application in UNIX for Southland. This project was completed in July 1996. In fiscal 1996, Canmax reached agreement with NCR to develop for Southland a next generation Windows NT based version of the Canmax "C-Serve" convenience store software for $9.5 million. The resulting product will be used in Southland's approximately 5,000 7-Eleven stores in the United States. NCR was chosen by Southland to provide project management and other professional services for this project. The $9.5 million in revenues is in addition to previous contracts awarded to Canmax from Southland. During 1996, Canmax recognized revenue of $3,920,098 under this agreement. No such revenue was recorded in 1995.

     Service agreements revenue for the year ended October 31, 1996 was $2,979,743, an increase of $912,299, or 44.1%, over 1995. This improvement results from an increase in revenue from the 24 hour/7 day a week help desk services of 49.4%, reflecting an increase in the number of sites supported from 3,654 as of October 31, 1995 to 5,912 as of October 31,1996. While the number of sites increased by 61.8%, revenue increased at a lower rate due to the structure of the support contract with Southland which provided for a minimum payment until a certain volume of support calls was reached. These increases were offset by a reduction in installation and training revenue resulting from a decrease in the number of sites installed and trained in 1996 compared with 1995.

     FISCAL 1995 COMPARED TO FISCAL 1994. Revenues for fiscal 1995 declined 7.0% from $9,674,595 to $8,996,087 for fiscal 1994 primarily as a result of delays in the rollout schedule for Southland and installation delays for the Army and Air Force Exchange (AAFES).

     Revenue from software sales declined from $2,927,307 in fiscal 1994 to $1,385,137 in fiscal 1995. Fiscal 1994 software revenue included one time sales of Canmax's proprietary software, C-Serve, to EDS and AAFES amounting to $2,082,700. Excluding these sales, software revenues increased from $844,607 in fiscal 1994 to $1,388,137 in fiscal 1995 as a result of increased sales of third party software to Southland for installation in their 7-Eleven stores under the five year agreement with Canmax.

     Revenue from hardware and component parts declined by 3% from $1,919,534 in fiscal 1994 to $1,742,297 in fiscal 1995. Canmax continued to sell hardware and components to Southland for use in their 7-Eleven store as part of the five year agreement with Canmax.

     Service agreement revenue increased 172% from $758,963 in fiscal 1994 to $2,067,444 in fiscal 1995. This increase resulted from installation services provided to AAFES during the year where Canmax installed its proprietary C-Serve software in some 68 locations during the year and from an increase in the number of installed sites supported by Canmax's 24 hour / 7 day a week help desk. The number of supported locations increased from 1747 at October 31, 1994 to 3654 at October 31, 1995. Of the increase of 1907 locations, AAFES accounted for 68 to bring their total supported sites to 82 at October 31, 1995 and Southland increased from 1166 to 2951 at October 31, 1995 as Canmax continued to rollout and install the system developed for Southland under the five year agreement with Canmax. Canmax continued to support 411 ARCO locations at October 31, 1995, up from 391 at October 31, 1994.

     Development revenue declined from $4,012,520 in fiscal 1994 to $3,801,208 in fiscal 1995, or 5.3%. The decline is a result of the reduction in joint development work on business opportunities for major oil companies with EDS, compared with fiscal 1994. Of the revenue for fiscal 1995, approximately 60% is attributable to work performed for Southland as part of the five year agreement and under a contract with NCR to develop a point-of-sale system for the 7-Eleven stores.

GROSS MARGIN

     SIX MONTHS ENDED APRIL 30, 1997 COMPARED TO SIX MONTHS ENDED APRIL 30, 1996. For the six months ended April 30, 1997, gross margin, as a percentage of software licenses and product revenue was 27.6%, as compared with 30.6% for the same period in 1996, prior to 1996 inventory writedowns of $217,623. The net decrease in gross margin is due to the following.

     For the six months ended April 30, 1997 the gross margin on software sales was 19.6% compared with 21.5% for the same period in 1996, excluding inventory writedowns. The decline is due to increased sales of lower margin purchased software during the reporting period. For the six months ended April 30, 1997 the gross margin on hardware sales was 46.2% compared with 31.9% for the same period in 1996, excluding inventory writedowns. Mix changes in products sold, driven by customer orders, accounted for the increase. Additionally, included in cost of revenues for software licenses and product revenue for the six months ended April 30, 1996 is a one time writedown of $105,763 for software inventory that Canmax determined was necessary due to the limited likelihood of future sales of that item. Further, also included in cost of revenues for software licenses and product revenue for the six months ended April 30, 1996 is a one time writedown of inventory to net realizable value of $111,860 that Canmax determined was required. These charges totaling $217,623 negatively impacted gross margins on software licenses and product revenue for the six months ended April 30, 1996.

     For the six months ended April 30, 1997 gross margin on development was 50.8% compared with 62.3% for the same period in 1996. This decrease is due to lower planned profit margins on the current NCR and Southland development project, the scanning point of sale application with associated inventory, merchandising and back office functions which operates in a Windows NT environment, as compared to the development project in progress in 1996, the preliminary (non scanning) point of sale software application in UNIX. The lower planned profit margin is a result of the need to employ a significant number of highly skilled contractors to complete certain phases of the NCR/Southland Windows NT based project throughout the life of the project including the first and second quarter of 1997. No such requirements were necessary or incurred during the first six months of 1996.

     FISCAL 1996 COMPARED TO FISCAL 1995. Gross margin as a percentage of software license, product and development revenue was 54.0% for the year ended October 31,1996 compared with 37.2% for the same period in 1995, prior to 1996 inventory writedowns of $217,623.

     Gross margin on software sales increased from 17.6% for the year ended October 31, 1995 to 27.0% for the same period in 1996, excluding the $105,763 software inventory writedown recorded in 1996. This improvement was due to a change in mix of products sold away from low margin products sold to Southland during 1995 to a mix that is more representative of higher margin products sold during 1996. Gross margin on hardware sales increased slightly from 31.6% for the year ended October 31, 1995 to 32.8% for the same period in 1996, excluding the $111,860 hardware inventory writedown recorded in 1996. The improvement in 1996 was due to the sale of hardware with higher than normal margins compared with 1995.

     For the year ended October 31, 1996, the gross margin on development revenue was 60.1% compared with 47.1% for the same period in 1995. The improvement is a result of improved profit margins negotiated on Canmax's development projects.

     FISCAL 1995 COMPARED TO FISCAL 1994. Gross Margin, as a percentage of software license, product and development revenue, decreased from 63.9% in fiscal 1994 to 37.2% in fiscal 1995. Gross Margin on software sales declined from 51.6% in fiscal 1994 to 17.6% in fiscal 1995 as a result of low margin third party software products sold to Southland under the terms of the five year agreement with Canmax and due to significantly lower sales of Canmax's proprietary software C-Serve. Gross margin on hardware sales declined from 56.7% to 31.6% as a result of low margins on sales on components to Southland. Gross margin on development revenue declined from 76.5% to 47.1% as a result of an increase in direct expenses attributable to development revenue. The additional costs arose as a result of a change in the mix of staff working on the projects. During the year ended October 31, 1995 Canmax had a larger percentage of contractors employed on development projects than in the prior year compared to the number of full-time employees. Contractors can be up to two or three times more expensive than employees.

EXPENSES

     SIX MONTHS ENDED APRIL 30, 1997 COMPARED TO SIX MONTHS ENDED APRIL 30, 1996. For the six months ended April 30, 1997, customer service costs slightly increased by 2.2% compared with the same period in 1996. This was due to efficiencies and lower overall expenditure levels offset by costs associated with servicing an increased number of sites from approximately 5,800 at April 30, 1996 to approximately 5,900 at April 30, 1997.

     For the six months ended April 30, 1997 product development costs declined from $550,087 for the same period in 1996 to $314,515, a reduction of 42.8%. The reduction is due to a significant increase in funded development projects which resulted in development expenditures being included in cost of revenues. The reduction was partially offset by capitalization of software development costs amounting to $128,874 relating to a new credit card processing network interface Canmax developed during the first quarter of 1996.

     General and administrative expenses increased 20.4% for the six months ended April 30, 1997 compared with the same period in 1996. These increases are predominantly as a result of the establishment of a business development unit, responsible for identifying new business opportunities and project management as well as timing of annual shareholders' meeting expenses, increased expenditures for investor relations in the second quarter of 1997, and amounts accrued in 1997 for performance based compensation which were not accrued during 1996.

     For the six month period ended April 30, 1997, Canmax recorded no tax provision as net operating loss carryforwards of approximately $19.1 million would offset any liability related to fiscal year 1997.

     As a result of the foregoing, Canmax earned net income of $659,266 or $0.10 per share, as compared to a net loss of $554,148, or ($0.11) per share for the comparable period in 1996.

     FISCAL 1996 COMPARED TO FISCAL 1995. For the year ended October 31, 1996, customer service costs decreased 1.6% compared with the same period in 1995. The decline in cost despite the increase in the number of' sites supported from 3,654 to 5,912 is due to lower operating costs for the service arising from increased efficiencies and lower overall expenditure levels.

     For the year ended October 31, 1996, product development costs declined from $2,401,306 for the same period in 1995 to $1,476,720, a reduction of 38.5%. The reduction was due to an overall reduction in product development funded by Canmax and due to the capitalization of software development costs amounting to $128,874 relating to a new credit card processing network interface Canmax developed during the first quarter of 1996.

     General and administrative expenses increased 15.9% for the year ended October 31, 1996 compared with 1995, predominately as a result of the establishment of a business development unit responsible for identifying new business opportunities and project management. Sales and marketing expenses declined 33.5% for the year ended October 31, 1996 compared with the same period in 1995. These cost reductions are a result of lower expenditure levels.

     During the year ended October 31, 1996, Canmax announced it would close its wholly owned subsidiary, Dataplane Technologies Inc., on August 31, 1996. Dataplane had designed and developed certain communication processor boards which allow C-Serve to handle some of the communication protocols and device interfaces used in the industry. Canmax determined that the technology had a limited life and it would no longer continue to develop and manufacture the technology. Canmax has licensed the manufacturing rights of the technology to Bass Inc. for the next three years and anticipates providing for future requirements through Bass. In addition, Canmax closed its non operating subsidiary, The Point of Sale Corporation.

     The cost of closing these subsidiaries has been included in part in the writedown of $217,623 of inventory previously discussed and $25,000 included in general and administrative expense representing the write off of intellectual property.

     At October 31, 1996, Canmax ceased operations of its wholly owned subsidiary, Canmax Retail Systems (British Columbia), which had been providing software development services on a software development project which was completed on October 31, 1996.

     As a result of the foregoing, Canmax generated net income of $142,614, or $0.02 cents per share, for 1996 as compared with incurring a net loss of $3,734,450, or $0.79 cents per share, for the year ended October 1995.

     FISCAL 1995 COMPARED TO FISCAL 1994. In June of 1995, Canmax took actions to reduce expenditures and focus on operational stability and revenue improvement as part of a five step plan for restructuring Canmax. The Plan, completed in January of 1996, included:

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

 - Replacing several members of senior management including the Chief Financial Officer, Vice President of Development, Chief Operations Officer and Vice President of Marketing. Further, the former President and Chief Executive Officer was replaced by Mr. Roger Bryant on November 15, 1994.
 - Modifying the composition of the Board of Directors to comprise four outside members and three inside members
 - Improving productivity through process improvement.
 - Implementing a restructuring of operations in June 1995 to reduce expenditure levels through lower staff numbers and strong cost containment. These cost reductions contributed towards the improvement in cash flows experienced by Canmax during the second half of 1995. Improved cash flow during the second half of 1995 contributed to the reduction in liabilities and an overall strengthening of the balance sheet during the second half of 1995.

     Customer service expenses increased 7.9% in fiscal 1995 from $2,186,178 to $2,359,279. Costs were essentially flat compared to prior year despite a 172.4% increase in revenue, without any reduction in support levels or customer satisfaction.

     During fiscal 1995, Canmax spent $2,401,306 on product development, or 7.9% less than fiscal 1994. However, during fiscal 1994, Canmax wrote off $4,127,232 of software development costs which was initially capitalized and subsequently written off in October 1994 because of uncertainty of future revenue in the near term. Expenditure on such activities in fiscal 1995 was significantly reduced, and Canmax did not capitalize any development costs in fiscal 1995.

     General and administrative expenses increased 34.3% in fiscal 1995 from $2,162,627 to $2,904,548 predominately as a result of expenditure and expansion in the first half of fiscal 1995. In the second half of 1995, general and administrative expenses were lower than the comparable period in 1994 primarily as a result of cost reduction through lower staff numbers and expenditure control.

     Sales and marketing costs decreased 50.8% in fiscal 1995 from $1,346,767 to $662,982. The reduction was a result of a reduction in the number of staff members and other cost reductions resulting from a refocus of activities from large contracts to smaller, less time consuming and less expensive contracts.

     For the year ended October 31, 1995, Canmax incurred a net loss of $3,734,450, or a net loss of $0.79 per share, as compared to a net loss of $6,042,114, or a net loss of $1.54 per share, for the year ended October 31, 1994.

WRITEDOWN OF CAPITALIZED SOFTWARE

     Canmax regularly evaluates the carrying value of capitalized software costs in accordance with FASB 86. At October 31, 1994 Canmax reviewed the value of its capitalized software and determined that there was some uncertainty associated with future revenue opportunities in the near term from certain products. Accordingly, capitalized software was written down by $4,127,232 to a carrying value of $813,387.

     The write-down of capitalized software projects during the fourth quarter of fiscal 1994 consisted primarily of two projects, EDS Development Projects ($1.5 million) and Remote Store Management ($2.0 million).

     EDS DEVELOPMENT PROJECTS. During fiscal 1994, Canmax entered into a Joint Marketing Agreement (JMA) with EDS whereby Canmax's core product offering, C-Serve, would be jointly marketed by EDS and Canmax to the retail petroleum and convenience store industry. C-Serve is a sophisticated point of sale system developed by Canmax specifically for use in gas stations and convenience stores. Prospective customers approached by EDS and Canmax often requested modifications and enhancements to the base C-Serve product which required development efforts to be undertaken. Canmax elected to undertake the development for four of these potential customers in 1994 as it was believed by management of Canmax that the enhancements, in addition to solving the particular customers' needs, had broad market application to its target customer base. Canmax's intention was that once development was completed, the enhancements would become further options available on the base C-Serve product and thus the costs capitalized would be recovered from Canmax's estimate of sales for the base C-Serve product. EDS agreed to fund a portion of the development costs. An agreement was reached whereby EDS would fund 50% of the jointly incurred product development costs. This arrangement has been disclosed in Note 3 to Notes to Consolidated Financial Statements. Canmax capitalized its portion of development costs incurred based upon FASB 86 criteria during 1994 on each of these EDS development projects. As development on these projects progressed during fiscal 1994, it became apparent to management of Canmax that specific orders from these customers and orders from other customers would not materialize. Thus, management concluded in the fourth quarter of fiscal 1994 that the EDS development projects should be written off.

     RSMS - REMOTE STORE MANAGEMENT SYSTEM. The remote store management system (RSMS) was originally conceived as a corporate headquarters system to remotely access C-Serve locations. Canmax had determined that this type of system was required to service the emerging and long term needs of the industry and its customers. Canmax believed that the future success of C-Serve and future sales opportunities required the completion of this product.

     The RSMS system was to be implemented in a client server environment and development was planned in two phases. Version one would support the ability to set up store parameters at the corporate headquarters and down load these to the remote location. Further, sales information and other pertinent information collected at the store level could be uploaded to the corporate headquarters for consolidation, accounting, and reporting purposes. Version two would include the functionality to support corporate merchandise price books.

     Canmax entered into a contract with Southland during 1993 and the RSMS project was expanded to include the requirements for Southland. The requirements for Southland were to be incorporated into the RSMS design. In mid 1994, Southland amended their requirements to specifically exclude a client server application.

     For the year ended October 31, 1994 Canmax reviewed the RSMS product and concluded that the project had diverged significantly from its original design and was now specific to the requirements of Southland. Further, there was an emerging requirement from the industry which reversed the trends identified at the commencement of the project, such that price book management was now more important than two way data interchange. Consequently, management of Canmax concluded during the fourth quarter of Fiscal 1994 that the product had limited or no application for customers and accordingly the unamortized capitalized costs of the software was written down to its net realizable value of $0.

EDS OPTION EXERCISE

     On April 29, 1997, EDS exercised its option to acquire up to 25% of Canmax's Common Stock, resulting in Canmax issuing an additional 1,598,136 shares. Canmax accounted for this transaction by reclassifying the amount associated with the option to common stock. EDS then immediately sold its total interest in Canmax, representing 1,863,364 shares, in a private transaction to two Texas-based institutional investors. In conjunction with this transaction, Canmax agreed to extend certain registration rights similar to those held by EDS with regard to such shares to such investors.

     Additionally, EDS and Canmax agreed to amend a license and grant of rights agreement which specifies rights and obligations of both parties as to 788 of Canmax's site licenses currently owned by EDS, and to terminate all formal agreements including the aforementioned stock option agreement, as well as their joint marketing and other supporting business agreements.

     Canmax believes that the termination of its relationship with EDS is beneficial because Canmax will be able to market its products directly (rather than to EDS) to a much larger customer base within selected target markets. Additionally, Canmax believes that the termination of the EDS option will facilitate Canmax's future growth strategies as the dilutive effect of the EDS option has been eliminated.

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

LIQUIDITY AND SOURCES OF CAPITAL

     At April 30, 1997, Canmax has net working capital of $1,236,784. During the six months ended April 30, 1997, Canmax used cash in operating activities of $635,831. This use of cash is primarily as a result of decreased collections due to timing of contractual billings to customers on development projects and timing of payments to vendors offset by sales of software and hardware inventory on hand at fiscal year end 1996 during the first and second quarter of 1997. To maintain liquidity during fiscal 1997, Canmax must increase revenue volume through the successful completion of on-going development contracts with customers, the introduction of new products to the marketplace, increasing the market share for existing products and services, and negotiating new development contracts with customers.

     Canmax continues to utilize the majority of its development resources to complete the NCR/SLC Windows NT based project currently in progress. This project was originally scheduled to be completed by April 30, 1997. However, due to external factors and changes in project schedules and requirements outside the control of Canmax, the completion date for Canmax's development activities was extended to May 31, 1997, with some testing and implementation to extend through August 1997. Modifications to project requirements will increase total project revenues from $9.5 million to $10.3 million. These modifications will have little impact on gross margins. Through April 30, 1997, approximately $9.5 million in revenues have been recognized under this contract. Canmax currently has several projects under negotiation that are expected to absorb existing development resources at the completion of the NCR/SLC project and generate additional development revenues.

     Canmax continues to develop a version of its C-Serve software that runs under the Microsoft Windows family of operating systems. This product is expected to be completed in the fourth calendar quarter of 1997. The new product is being developed in conjunction with the NCR/SLC project noted above and is expected to include state of the art technology and best industry practices for the management of retail gas stations and convenience stores. Completion of the new product is dependent, among other things, on the successful and timely conclusion of key components of the development project currently in process for NCR/SLC.

     To complete development of the next generation Windows based product, Canmax will need to perform additional development effort that is not funded by work currently being performed for SLC. Costs necessary to perform the additional development, to bring the new product to market and to provide for infrastructure improvements are estimated to range from $1.5 million to $2.0 million. Canmax has increased its sales and marketing efforts in order to generate market interest in existing systems as well as new products under development.

     Canmax believes that it may be necessary to raise additional capital to complete development of its next generation product within the critical window of opportunity and to provide vital marketing and other support services. If cash generated by operations is insufficient to satisfy Canmax's liquidity requirements, Canmax may be required to sell additional debt or equity securities or obtain lines of credit, delay new product development or restructure operations to reduce costs. No financing arrangements to support this development project have been entered into by Canmax at this time and there can be no assurances that such arrangements will be available in the future, or, if available, that such arrangements will be on terms satisfactory to Canmax.

     Canmax is reviewing an acquisition strategy within its current industry and other vertical markets. From time to time Canmax will review acquisition candidates with products, technologies or other services that could enhance Canmax's product offerings or services. Any material acquisitions could result in Canmax issuing or selling additional debt or equity securities, obtaining additional debt or other lines of credit. These activities may also result in a decrease to Canmax's working capital depending on the amount, timing and nature of the consideration to be paid.

     The foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations of Canmax" section contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent Canmax's expectations or beliefs concerning, among other things, future operating results and various components thereof and the adequacy of future operations to provide sufficient liquidity. Canmax cautions that such matters necessarily involve significant risks and uncertainties that could cause actual operating results and liquidity needs to differ materially from such statements, including, without limitation:
user acceptance of Windows NT as an operating system, continued acceptance of UNIX based software and Canmax's products and services, timing of completion of development projects and new products, competitive factors such as pricing and the release of new products and services by competitors, potential need for additional financing to fund product development, marketing and related support services, general economic conditions, product demand and manufacturing efficiencies. See "Risk Factors."

                   SELECTED FINANCIAL INFORMATION OF AGSI

The selected financial information presented below for the years ended September 30, 1996, 1995 and 1994 were derived from the audited financial statements of AGSI, which are included elsewhere in this Joint Proxy Statement/Prospectus.
The selected financial information presented below for the years ended September 30, 1993 and 1992 were derived from the audited financial statements of AGSI, which are not included in this Joint Proxy Statement/Prospectus. The selected financial data presented below for the six months ended March 31, 1997 and 1996 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which AGSI considers necessary for a fair presentation of the financial information set forth therein. The results of operations for the six months ended March 31, 1997 are not necessarily indicative of results that may be expected for AGSI's fiscal year ending September 30, 1997. This selected financial information should be read in conjunction with "Management Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements (including the notes thereto) of AGSI. See "Index to Financial Statements."

                                      Six Months
                                     Ended March 31,              Fiscal Years Ended September 30,
                                  -------------------   ---------------------------------------------------
                                    1997        1996      1996       1995       1994       1993      1992
                                    ----        ----      ----       ----       ----       ----      ----
                                      (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Revenues                       $  4,703   $  6,702   $ 12,445   $ 12,082   $ 10,353   $  5,371   $ 4,474
   Cost of systems, software,
    development, support and
    service agreements               1,510      2,223      4,200      4,758      4,150      2,594     2,142
   Operating expenses                3,084      2,793      6,064      4,594      3,581      2,688     2,116
   Interest income (expense), net       62         67        142        100        (20)      (412)     (371)
   Writedown of capitalized
    software                             -          -          -        892          -          -         -

Net income (loss)                       56      1,062      1,403      1,075      2,368       (511)     (255)

Net income (loss) per share           0.03       0.64       0.84       0.63       1.40      (0.92)    (0.54)


BALANCE SHEET DATA:

Total assets                      $ 10,110   $ 10,141   $ 10,193   $  8,804   $  7,634   $  5,301   $ 4,178
Working capital (deficiency)         6,282      6,223      6,195      5,267      3,490        878      (117)
Non-current obligations                  -          -          -          -          -        235     3,037
Stockholders' equity (deficit)       8,084      7,687      8,028      6,625      5,550      3,182      (756)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   The following discussion provides an analysis of AGSI's results of operations and liquidity and capital resources.

FACTORS THAT MAY AFFECT FUTURE RESULTS

   In this Management's Discussion and Analysis of Financial Condition and Results of Operations, AGSI makes certain statements as to its expected financial condition, results of operations, cash flows, and business strategy and plans for periods after March 31, 1997. All of these statements are forward-looking statements made pursuant to the safe harbor provisions of
Section 27A of the Securities Act. These statements are not historical and involve risks and uncertainties. AGSI's actual financial condition, results of operations, cash flows, and business strategy and plans for future periods may differ materially due to several factors, including but not limited to AGSI's ability to control costs and implement its sales and marketing plan, regional and national economic conditions, changes in consumer demand for products offered by AGSI, technological advances or the lack thereof, and the other factors affecting AGSI's operations described in this Joint Proxy Statement/Prospectus. AGSI cannot control these risks and uncertainties and, in many cases, cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements.

RESULTS OF OPERATIONS

The following table sets forth the Company's results of operations data for the periods presented:

                              Six Months Ended
                                  March 31,                     Year Ended September 30,
                          -------------------------    ----------------------------------------
                              1997          1996           1996           1995          1994
                              ----          ----           ----           ----          ----
                                 (UNAUDITED)
Revenues
   Systems                $3,153,881     $5,007,791    $ 9,529,884    $ 9,907,056   $ 8,512,754
   Software                  621,405        948,596      1,483,934        864,042     1,479,526
   Development               177,170        203,034        271,526        755,412       136,680
   Support and service
    agreements               750,214        542,634      1,159,174        555,852       224,158
                          ----------     ----------    -----------    -----------   -----------
       Total revenues      4,702,670      6,702,055     12,444,518     12,082,362    10,353,118
                          ----------     ----------    -----------    -----------   -----------

Costs and expenses
   Cost of systems         1,352,466      1,876,424      3,572,913      3,554,288     3,788,184
   Cost of software           64,193        120,501        203,351        378,119       323,518
   Cost of development        14,672        132,075        182,082        762,134         7,039
   Cost of support and
    service agreements        78,855         94,260        241,843         63,860        31,652
   Writedown of capitalized
    software                       -              -              -        892,060             -
   Sales and marketing       887,094        813,246      1,612,475      1,427,587     1,182,185
   Product development       515,987        416,966      1,066,365        560,025       582,646
   Support services          947,464        700,615      1,654,111        948,557       549,326
   General and
    administrative           733,653        861,648      1,730,753      1,658,136     1,266,785
                          ----------     ----------    -----------    -----------   -----------
       Total costs and
        expenses           4,594,384      5,015,735     10,263,893     10,244,766     7,731,335
                          ----------     ----------    -----------    -----------   -----------

Operating income             108,286      1,686,320      2,180,625      1,837,596     2,621,783

Other income (expense)
   Interest income            61,563         66,905        141,678        104,386        10,098
   Interest expense                -              -           (124)        (4,068)      (29,648)
   Equity loss in FST
    Holdings                 (40,552)       (45,883)       (87,983)      (134,467)     (117,701)
                          ----------     ----------    -----------    -----------   -----------
       Total other income
        (expense)             21,011         21,022         53,571        (34,149)     (137,251)
                          ----------     ----------    -----------    -----------   -----------

Income before income
 taxes                       129,297      1,707,342      2,234,196      1,803,447     2,484,532

Income tax expense            73,043        645,380        831,564        728,583       116,294
                          ----------     ----------    -----------    -----------   -----------

Net income                 $  56,254     $1,061,962    $ 1,402,632    $ 1,074,864   $ 2,368,238
                          ----------     ----------    -----------    -----------   -----------
                          ----------     ----------    -----------    -----------   -----------

The following table sets forth, for the periods presented, the percentage relationship of certain statement of operations items to total revenues.

                                   Six Months Ended
                                        March 31,          Year Ended September 30,
                                  ------------------    ------------------------------
                                   1997       1996       1996        1995        1994
                                     (UNAUDITED)
Revenues
   Systems                         67.1%      74.7%      76.6%       82.0%       82.2%
   Software                        13.2%      14.2%      11.9%        7.2%       14.3%
   Development                      3.8%       3.0%       2.2%        6.3%        1.3%
   Support and service agreements  15.9%       8.1%       9.3%        4.5%        2.2%
                                  ------     ------     ------      ------      ------
       Total revenues             100.0%     100.0%     100.0%      100.0%      100.0%
                                  ------     ------     ------      ------      ------

Costs and expenses
   Cost of systems                 28.8%      28.0%      28.7%       29.4%       36.6%
   Cost of software                 1.4%       1.8%       1.6%        3.1%        3.1%
   Cost of development              0.3%       2.0%       1.5%        6.3%        0.1%
   Cost of support and service
    agreements                      1.7%       1.4%       1.9%        0.5%        0.3%
   Writedown of capitalized
    software                           -          -          -        7.4%           -
   Sales and marketing             18.9%      12.1%      13.0%       11.8%       11.4%
   Product development             11.0%       6.2%       8.6%        4.6%        5.6%
   Support services                20.1%      10.5%      13.3%        7.9%        5.3%
   General and administrative      15.6%      12.9%      13.9%       13.7%       12.2%
                                  ------     ------     ------      ------      ------
       Total costs and expenses    97.8%      74.9%      82.5%       84.7%       74.6%
                                  ------     ------     ------      ------      ------

Operating income                    2.2%      25.1%      17.5%       15.3%       25.4%

Other income (expense)
   Interest income                  1.3%       1.0%       1.1%        0.9%        0.1%
   Interest expense                    -          -          -           -       (0.3%)
   Equity loss in FST Holdings     (0.9%)     (0.7%)     (0.7%)      (1.1%)      (1.1%)
                                  ------     ------     ------      ------      ------
       Total other income
        (expense)                   0.4%       0.3%       0.4%       (0.2%)      (1.3%)
                                  ------     ------     ------      ------      ------

Income before income taxes          2.6%      25.4%      17.9%       15.1%       24.1%

Income tax expense                  1.6%       9.6%       6.7%        6.0%        1.1%
                                  ------     ------     ------      ------      ------

Net income                          1.0%      15.8%      11.2%        9.1%       23.0%
                                  ------     ------     ------      ------      ------
                                  ------     ------     ------      ------      ------

SIX MONTHS ENDED MARCH 31, 1997 COMPARED TO SIX MONTHS ENDED MARCH 31, 1996

   AGSI derives the majority of its revenues from systems sales which includes hardware/software systems and peripherals for fueling automation system solutions. Systems sales decreased 37.0% to $3.2 million for the six months ended March 31, 1997, compared to $5.0 million for the six months ended March 31, 1996. The decrease is primarily due to a decrease in orders from AGSI's largest customer. This customer has recently experienced a change in control and is currently reevaluating its options for pay-at-the-pump and store automation. AGSI's products are included in the evaluation, and continue to be considered for portions of the customer's ultimate automated system solution. This customer accounted for 9.9% and 35.4% of total sales for the six months ended March 31, 1997 and 1996, respectively.

   AGSI also derives revenue from software sales consisting of StoreMaster, a DOS based convenience store automation solution, and various site management solutions. Software sales decreased 34.5% to $621,405 for the six months ended March 31, 1997, compared to $948,596 for the six months ended March 31, 1996. The decrease for the period is due to a decline in StoreMaster orders which may be attributed to customers delaying purchasing decisions until the release of AGSI's Crown Suite, a Windows NT based convenience store automation solution, which is scheduled for the fourth quarter of the fiscal year ending September 30, 1997.

   AGSI also derives revenues from development, support and service agreements which include funded custom product development, customer support, maintenance agreements and other services. Development, support and service agreement revenues increased 24.4% to $927,384 for the six months ended March 31, 1997, compared to $745,668 for the six months ended March 31, 1996. During the period ended March 31, 1997 AGSI implemented an aggressive maintenance agreement program, whereby customers were encouraged to enroll all installed sites in order to receive firmware upgrades/releases. Customer acceptance of and enrollment in the program resulted in an increase in maintenance agreement revenue for the period. In addition, AGSI experienced an increase in support revenue in connection with the installation, training and support of new product introductions, which typically require less reliance on AGSI's authorized service contractors to provide these services.

   Gross margin on systems revenues was 57.1% for the six months ended March 31, 1997 compared to 62.5% for the same period of the prior year. The decline is attributable to increased sales of certain third party in-store POS hardware and peripherals which historically have lower margins than AGSI's typical fueling automation solution. Management believes that future sales will consist primarily of AGSI's typical fueling automation solution and that gross margin will return to prior period levels.

   Gross margin on software revenues remained relatively consistent for the six months ended March 31, 1997 and 1996 at 89.7% and 87.3%, respectively.

   Gross margin on development, support and service agreement revenues was 89.9% for the six months ended March 31, 1997 compared to 69.6% for the same period of the prior year. Custom product development contracts vary widely in the amount of labor required for completion thereby greatly affecting the gross margin realized at the time of completion. The difference in the gross margin for the 1997 and 1996 period is solely attributable to which custom product development contracts were completed during that period.

   Sales and marketing expenses increased 9.1% to $887,094 for the six months ended March 31, 1997, compared to $813,246 for the six months ended March 31, 1996. Sales and marketing expenses as a percentage of total revenues was 18.9% and 12.1% for the six month period ended March 31, 1997 and 1996, respectively. The increase was associated with an increase in sales personnel and to increased advertising and trade show related expenses. The increase in sales personnel resulted from a shift in sales territories due to sales personnel having previously covered a broader territory. Advertising expenses increased due to product collateral requirements and continued support for AGSI's advertising campaign. Trade show expense increased due to increased trade show participation which is in accordance with AGSI's sales oriented strategy of decreasing the cost of a sales call by seeing as many prospects and customers as possible at regional and national trade shows.

   Product development expenses consist primarily of personnel and other costs in connection with product development efforts. Product development expenses increased 23.7% to $515,987 for the six months ended March 31, 1997, compared to $416,966 for the six months ended March 31, 1996. As a percentage of total revenue, product development expenses were 11% and 6.2% for the 1997 and 1996 periods, respectively. The increase was due to higher development costs associated with new product development, including credit card network authorizors/interfaces and Windows NT based convenience store automation solutions. AGSI capitalizes proprietary software development costs incurred subsequent to the establishment of technological feasibility, and prior to general release of the product to the public. For the six months ended March 31, 1997, software development costs of $405,933 were capitalized by AGSI, as compared to $442,426 for the six months ended March 31, 1996. AGSI capitalized 44.0% of its product development costs for the six months ended March 31, 1997, as compared to 51.5% for the six months ended March 31, 1996.

   Support services expenses consist primarily of personnel and other costs associated with the customer call center, field technical support, training and product documentation functions. Support services expenses increased 35.2% to $947,464 for the six months ended March 31, 1997, as compared to $700,615 for the six months ended March 31, 1996. The increase was due primarily to increased personnel costs associated with the increase in the total support hours available to customers. Help desk support was increased to 7 day/24 hour support effective October 1, 1996. As a percentage of total revenues, support services expenses were 20.1% and 10.5% for the 1997 and 1996 periods, respectively. The increase was due to a decrease in total revenues while management continued its commitment to customer support.

   General and administrative expenses decreased 14.9% to $733,653 for the six months ended March 31, 1997, as compared to $861,648 for the six months ended March 31, 1996. The decrease was primarily due to a decrease in management bonus expense, which represented 2.3% and 20.3% of general and administrative expenses for the six months ended March 31, 1997 and 1996, respectively. Management bonuses are discretionary and based on the operating performance of the Company. General and administrative expenses as a percentage of total revenues was 15.6% and 12.9% for the 1997 and 1996 periods, respectively.

   Interest income decreased 8.0% to $61,563 for the six months ended March 31, 1997, compared to $66,905 for the six months ended March 31, 1996. The decrease was primarily due to a decrease in interest earned on AGSI's lower cash balances.

   Equity loss in FST Holdings decreased 11.6% to $40,552 for the six months ended March 31, 1997, compared to $45,883 for the six months ended March 31, 1996. AGSI and FleetStar, Inc., which is a wholly-owned subsidiary of Jack B. Kelley, Inc., each own 50% of FST Holdings ("FST"). FST is involved in a corporate joint venture with Lone Star Energy through FleetStar of Texas, L.L.C. ("FleetStar") which is owned 50% by each. FleetStar develops and operates compressed natural gas fueling sites, the majority of which are in the Dallas/Fort Worth metroplex.

   The provision for income taxes decreased 88.7% to $73,043 for the six months ended March 31, 1997, compared to $645,380 for the six months ended March 31, 1996. The decrease in income taxes was primarily attributable to the decrease in income before income taxes. AGSI's effective tax rate was 56% and 38% for the six months ended March 31, 1997 and 1996, respectively. AGSI's effective tax rate for the six months ended March 31, 1997 is adversely affected by lower earnings which included an equity loss in FST Holdings of $40,552. Excluding the equity loss results in an effective tax rate of 43% for the period ended March 31, 1997. The difference between income taxes calculated at the federal statutory rate of 34% and the effective tax rate is primarily due to state taxes and a benefit not realized on the equity loss in the FST Holdings investment.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

   Systems sales decreased 3.8% to $9.5 million for the year ended September 30, 1996 ("fiscal 1996"), compared to $9.9 million for the year ended September 30, 1995 ("fiscal 1995"). The decrease is primarily due to a large systems sales order of approximately $435,000 from an international customer during fiscal 1995, which was not repeated during fiscal 1996. Domestic sales for fiscal 1996 and fiscal 1995 were consistent

   Software sales increased 71.7% to $1.5 million for fiscal 1996, compared to $864,042 for fiscal 1995. The increase is attributable to increased sales of StoreMaster and various site management software to new and existing customers.

   Development, support and service agreement revenues increased 9.1% to $1.4 million for fiscal 1996, compared to $1.3 million for fiscal 1995. The increase was due primarily to agreements with two major customers to provide support services in connection with system retrofits and/or upgrades for in excess of 1,500 installed customer locations. The increase in support and service agreement revenue was offset by a decrease in funded custom development revenue During fiscal 1995, AGSI entered into a custom development contract with a large international customer which required the development of an on-line proprietary card processing solution for certain of its international locations. The total contract was funded by the customer and recognized by AGSI during fiscal 1995.

   Gross margin on systems revenues was 62.5% for the year ended September 30, 1996 compared to 64.1% for the prior year. This decrease is primarily due to an increase in amortization expense associated with capitalized software.
Increased amortization expense is attributable to shortening the amortizable life of some capitalized software to more appropriately reflect the period it provides value to AGSI.

   Gross margin on software revenues was 86.3% for the year ended September 30, 1996 compared to 56.2% for the prior year. During fiscal 1995, management evaluated the continued useful life and the net realizable value of capitalized software products. This evaluation resulted in a write-down of capitalized computer software development costs of $892,060 and additional amortization of approximately $136,000. The additional amortization reduced the gross margin on software revenues for the year ended September 30, 1995. In addition, the write-down reduced the unamortized value of capitalized software products for the year ended September 30, 1996 further improving the gross margin on software revenues.

   Gross margin on development, support and service agreement revenues was 70.4% and 37.0% for the years ended September 30, 1996 and 1995, respectively. During fiscal 1995, AGSI deferred recognition of approximately $333,000 of revenues in connection with a funded custom development project with a large international customer that provided for a one-year trial period. The one-year trial period expired during fiscal 1996 at which time the customer accepted the project and the revenue was recognized.

   During fiscal 1995, management evaluated the continued useful life and the net realizable value of capitalized software products. This evaluation resulted in the write-down of capitalized computer software development costs of $892,060. Management's evaluation of capitalized software products during fiscal 1996 did not result in a write-down.

   Sales and marketing expenses increased 13.0% to $1.6 million for fiscal 1996, compared to $1.4 million for fiscal 1995. Sales and marketing expenses as a percentage of total revenues were 13.0% and 11.8% for the years ended September 30, 1996 and 1995, respectively. The increase was due primarily to higher compensation expense and related benefits in addition to increased advertising,
trade show and travel expenses.   The increase in advertising expense is due to
product literature and collateral requirements. The increase in trade show expense is primarily attributable to an increase in trade show participation and staffing requirements at trade shows attended. The increase in travel expenses is related to an increase in sales staff due to expanding territories.

   Product development expenses increased 90.4% to $1.1 million for fiscal 1996, compared to $560,025 for fiscal 1995. The increase was associated with AGSI's strategy and continued commitment in connection with its new product development activities. Increased expenses can be traced to additional research and development personnel and increased outside consulting costs. AGSI's product development strategy requires that many of its developed products be written in current generation language for multiple platforms. In addition, AGSI is currently developing a Windows NT based convenience store automation solution, which is scheduled for release in the fourth quarter of the fiscal year ending September 30, 1997. Product development expenses as a percentage of total revenues were 8.6% and 4.6% for fiscal 1996 and 1995, respectively. In fiscal 1996, software development costs of $647,638 were capitalized by AGSI, as compared to $485,744 for fiscal 1995. AGSI capitalized 37.8% of its product development costs in fiscal 1996, as compared to 46.5% in fiscal 1995.

   Support services expenses increased 74.4% to $1.6 million for fiscal 1996, compared to $948,557 for fiscal 1995. The increase was associated with AGSI's commitment to customer support. Increased expenses are directly attributable to increased personnel and other costs associated with the expansion of the customer help desk and training centers. During fiscal 1996, AGSI implemented new help desk support software and expanded customer support service to 7 days / 24 hour support. In addition, AGSI expanded its training center to facilitate larger classes and to meet the specific requirements of customers and authorized service contractors. Support services expenses as a percentage of total revenues were 13.3% and 7.9% for fiscal 1996 and 1995, respectively. The increase was due to a decrease in total revenues while management continued its commitment to customer support.

   General and administrative expenses increased 4.4 % to $1.7 million for fiscal 1996, compared to $1.6 million for fiscal 1995. The increase was due primarily to higher compensation expense and related benefits caused by administrative staff additions. General and administrative expenses as a percentage of total revenues were 13.9% and 13.7% for fiscal 1996 and 1995, respectively.

   Net interest income increased 41.1% to $141,554 for fiscal 1996, compared to $100,318 for fiscal 1995. The increase was due to interest earned on AGSI's increased cash balances available for investment during the period.

   Equity loss in FST Holdings decreased to $87,983 for fiscal 1996, compared to $134,467 for fiscal 1995. The decrease in loss was due to increased natural gas sales for the period resulting in increased gross profit.

   The provision for income taxes increased 14.1% to $831,564 for fiscal 1996, compared to $728,583 for fiscal 1995. The increase is primarily attributable to an increase in income before income taxes. The difference between income taxes calculated at the federal statutory rate of 34% and AGSI's effective tax rate of 37% and 40% for fiscal 1996 and 1995, respectively, is primarily due to state taxes and a benefit not realized on the equity loss in the FST Holdings investment, partially offset by the tax benefit from a research and development credit for fiscal 1995.

YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO YEAR ENDED SEPTEMBER 30, 1994

   Systems sales increased 16.4% to $9.9 million for fiscal 1995, compared to $8.5 million for the year ended September 30, 1994 ("fiscal 1994"). The increase related to increased systems sales to new and existing customers.

   Software sales decreased 41.6% to $864,042 for fiscal 1995, compared to $1.5 million for fiscal 1994. The decrease related to decreased sales of convenience store automation solutions for the period.

   Development, support and service agreement sales increased 263.4% to $1.3 million for fiscal 1995, compared to $360,838 for fiscal 1994. The increase was due primarily to an increase in funded custom development projects and maintenance revenues.

   Gross margin on systems revenues was 64.1% for the year ended September 30, 1995 compared to 55.5% for the same period of the prior year. The increase is attributable to a decline in amortization expense associated with capitalized software. Amortization expense declined as the majority of capitalized software projects were fully amortized during fiscal 1994.

   Gross margin on software revenues was 56.2% for the year ended September 30, 1995 compared to 78.1% for the prior year. During fiscal 1995, management evaluated the continued useful life and the net realizable value of capitalized software products. This evaluation resulted in a write-down of capitalized computer software development costs of $892,060 and additional amortization of approximately $136,000. The additional amortization adversely impacted the gross margin for fiscal 1995.

   Gross margin on development, support and service agreement revenues was 37.0% for the year ended September 30, 1995 compared to 89.3% for the prior year. During 1995, AGSI deferred recognition of approximately $333,000 of revenues in connection with a funded custom development project with a large international customer that provided for a one-year trial period.

   During fiscal 1995, management evaluated the continued useful life and the net realizable value of capitalized software projects. This evaluation resulted in a writedown of capitalized computer software development costs of $892,060. Management's evaluation of capitalized software products during fiscal 1994 did not result in a material write-down.

   Sales and marketing expenses increased 20.8% to $1.4 million for fiscal 1995, compared to $1.2 million for fiscal 1994. The increase was due primarily to increase sales and marketing staff and increased advertising and trade show expenses. Sales and marketing expenses as a percentage of total revenues were 11.8% and 11.4% for fiscal 1995 and 1994, respectively.

   Product development expenses decreased 3.9% to $560,025 for fiscal 1995, compared to $582,646 for fiscal 1994. The decrease was primarily due to decreased capitalization of software development costs. Product development expenses as a percentage of total revenues were 4.6% and 5.6% for fiscal 1995 and 1994, respectively. In fiscal 1995, software development costs of $485,744 were capitalized by the Company, as compared to $331,998 for fiscal 1994. The Company capitalized 46.5% of its product development costs in fiscal 1995, as compared to 36.3% in fiscal 1994.

   Support services expenses increased 72.7% to $948,557 for fiscal 1995, compared to $549,326 for fiscal 1994. The increase was due primarily to increased personnel and other costs associated with the expansion of the customer support and training centers. Support services expenses as a percentage of total revenues were 7.9% and 5.3% for fiscal 1995 and 1994, respectively.

   General and administrative expenses increased 30.9% to $1.6 million for fiscal 1995, compared to $1.3 million for fiscal 1994. The increase was due primarily to higher compensation expense and related benefits in addition to increased professional services, office rent and travel expenses. General and administrative expenses as a percentage of total revenues were 13.7% and 12.2% for fiscal 1995 and 1994, respectively.

   Interest income increased 933.7% to $104,386 for fiscal 1995, compared to $10,098 for fiscal 1994. The increase was due to an increase in interest earned on AGSI's higher cash balances available for investment during the period.

   Interest expense decreased 86.3% to $4,068 for fiscal 1995, compared to $29,648 for fiscal 1994. The decrease was due to the decrease in interest accrued in connection with amounts outstanding to a bank pursuant to a line of credit agreement. The line of credit agreement expired on April 5, 1995.

   Equity loss in FST Holdings increased 14.2% to $134,467 for fiscal 1995, compared to $117,701 for fiscal 1994. The increase in loss was due to increased marketing expense and general and administrative expense associated with construction and promotion of new CNG fueling sites.

   The provision for income taxes increased 526.5% to $728,583 for fiscal 1995, compared to $116,294 for fiscal 1994. Although income before taxes decreased for fiscal 1995, the provision increased due to the utilization of net operating loss carryforwards during fiscal 1994. The provision for fiscal 1994 is primarily state taxes and alternative minimum tax liability, as AGSI had substantial net operating losses to offset income for federal income tax purposes. The difference between income taxes calculated at the federal statutory rate of 34% and AGSI's effective tax rate of 40% for fiscal 1995, is primarily due to state taxes and a benefit not realized on the equity loss in the FST Holdings investment, partially offset by the benefit from a research and development credit.

LIQUIDITY AND CAPITAL RESOURCES

   AGSI requires cash primarily for, financing inventory, capital expenditures, computer software development and computer software acquisitions. Historically, AGSI has met these liquidity requirements primarily through cash flow generated from operating activities.

   Net cash used for operating activities was $553,736 for the six months ended March 31, 1997, and was primarily attributable to minimal income generated for the six-month period, increased inventory levels, increased accounts receivable and the payment of accrued management bonuses. The increase in inventory is attributable to the timing of shipments from the manufacturer and anticipated sales based on forecasts. The increase in receivable reflects increased shipments near month end primarily attributable to the requested delivery schedule of one large customer. AGSI generated net cash from operations of $1.0 million for the six months ended March 31, 1996. AGSI generated net cash from operations of $1.3 million, $2.5 million and $2.7 million in fiscal 1996, 1995 and 1994, respectively.

   Cash used for investing activities was $225,684 and $386,693 for the six months ended March 31, 1997 and 1996, respectively. Cash used was related to the acquisitions of property and equipment and capitalization of computer software development costs. Cash used for investing activities was $1.1 million, $0.9 million and $0.7 million in fiscal 1996, 1995 and 1994,
respectively.   Cash used was related to the acquisitions of property and
equipment, computer software development, computer software acquisitions and investments in FST Holdings. Capital expenditures were primarily attributable to expenditures for computer equipment related to AGSI's increased staffing levels during fiscal years 1994 through 1996. AGSI anticipates that cash from operations will be sufficient to fund its planned capital expenditures for the remainder of fiscal 1997.

   AGSI had no financing activities for the six months ended March 31, 1997 and 1996, respectively, and fiscal 1996. Cash used by financing activities was $235,369 and $951,215 for fiscal years 1995 and 1994, respectively, and was related to the payment of a secured note payable for the StoreMaster computer software acquisition and to payments made to a bank pursuant to a line of credit agreement, which expired on April 5, 1995.

   AGSI expects to satisfy its anticipated demands and commitments for cash in the next twelve months from existing cash and cash provided by operations. If AGSI's requirements for working capital and capital expenditures, including future acquisitions, exceed currently anticipated levels, AGSI may be required to obtain additional funds, if available, in the credit or capital markets.

INFLATION

   AGSI, as well as the petroleum marketing industry in general, may be adversely affected during periods of high inflation, primarily because of higher inventory costs. Inflation also increases AGSI's financing, labor and material costs. AGSI attempts to pass through to its customers any increases in its costs through increased sales prices and, to date, inflation has not had a material adverse effect on AGSI's results of operations. However, there is no assurance that inflation will not have a material adverse impact on AGSI's future results of operations.

                      DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Canmax consists of 44,169,100 shares of Canmax Common Stock. As of August 8, 1997, there were 6,611,005 shares of Canmax Common Stock held by 480 stockholders of record.

     The Canmax Common Stock is the only class of capital stock authorized by Canmax's Articles of Incorporation. Each share of Canmax Common Stock ranks equally as to dividends, voting rights, participation in assets on winding-up and in all other respects. No shares have been or will be issued subject to call or assessment. There are no pre-emptive rights, provisions for redemption or purchase for either cancellation or surrender or provisions for sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the laws of the State of Wyoming. All outstanding shares of Canmax Common

Stock are fully paid and non-assessable, and the shares of Canmax Common Stock offered hereby will, upon issuance (as described herein), be fully paid and non assessable.

     Canmax's Common Stock trades on the Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol CNMX. On November 25, 1995, Canmax's Common Stock was granted a temporary exception to the Minimum Bid Price listing requirement and Canmax's stock remained listed and traded under the symbol CNMXC. At the time, Canmax's Common Stock had been trading below the minimum bid price of $1.00. Nasdaq granted Canmax a temporary listing exception subject to Canmax achieving a minimum bid price in excess of $1.00 on or before January 22, 1996. In order to meet the Nasdaq listing requirements, the Board of Directors of Canmax approved a one-for five reverse stock split effective December 21, 1995. No fractional shares were issued pursuant to such change. In lieu of issuing fractional shares, one additional share was issued to replace the fractional share. From this date, Canmax had a temporary new trading symbol of CNMCD, previously CNMXC. Canmax's Common Stock has traded in excess of the minimum bid price requirement since December 21, 1995. On January 15, 1996, Nasdaq advised Canmax that it was in compliance with all requirements necessary for continued listing on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market. Effective January 17, 1996, Canmax's trading symbol reverted back to CNMX. While Canmax anticipates meeting the requirements for continued listing on the Nasdaq SmallCap Market in the future, there can be no assurance that Canmax will continue to comply with the listing requirements. See "Risk Factors - Proposed Increased Listing Standards."

REGISTRATION RIGHTS

     The beneficial owners of 1,863,364 shares of Canmax Common Stock currently outstanding have the right to request that Canmax effect the registration of any or all of such shares or to include any or all of such shares in any registration statement to be filed by Canmax relating to the registration of Canmax Common Stock under the Securities Act (other than registration statements on Form S-4 or Form S-8). The holders of such shares, the Dodge Jones Foundation (with respect to 1,000,000 shares) and Founders Equity Group ("Founders") (with respect to 863,364 shares), acquired such shares from EDS on April 29, 1997. See "Information Concerning Canmax - Recent Events - EDS Option Exercise." In connection with such transaction, Canmax extended to such investors registration rights similar to the registration rights formerly held by EDS. The registration rights agreement with Founders requires Canmax to file with the Commission, within 75 days of demand, a registration statement covering the shares of Canmax Common Stock requested to be included in the registration statement or incur registration penalties of 50,000 shares per month until such registration statement is filed or until the demand registration is withdrawn. On May 9, 1997, Founders requested that Canmax file a registration statement covering all of its shares of Canmax Common Stock. Founders has agreed to extend the date for Canmax's registration obligation until August 26, 1997 to allow Canmax to file such registration statement immediately following the filing of the registration statement of which this Joint Proxy Statement/Prospectus forms a part. As consideration for such extension, Canmax agreed to grant to Founders a warrant to purchase up to 50,000 shares of Canmax Common Stock at an exercise price of $2.00 per share. Canmax has agreed to grant to Founders the right to include the shares underlying the warrant in future registrations of Canmax Common Stock (other than registration statements on Form S-4 or Form S-8).

     In addition, Canmax has agreed to file within 60 days following the consummation of the Merger a registration statement to permit resales of shares of Canmax Common Stock received in the Merger by certain former affiliates of AGSI. Canmax has also agreed to include in such registration statement shares issuable upon the exercise of the warrants granted to Messrs. Nicholson and Upp as consideration for certain noncompetition agreements. See "The Merger - Noncompetition Agreements;" "The Merger - Transferability of Canmax Common Stock;" and "The Merger - Interested Parties."

     Pursuant to the terms of employment agreements entered into between Canmax and Roger D. Bryant, its President and Chief Executive Officer, Debra L. Burgess, its Executive Vice President and Chief Operating Officer and Philip M. Parsons, its Executive Vice President and Chief Financial Officer, such persons were granted warrants to require shares of Canmax Common Stock that vest upon Canmax's achieving certain financial performance results or a Change of Control. See "Information Concerning Canmax - Management - Employment and Change of

Control Agreements." These warrants entitle the holders thereof to request the registration of the shares issuable pursuant to such warrants or to include such shares in other registration statements (other than on Form S-4 or S-8) of Canmax.

CHANGE OF CONTROL AND SEVERANCE ARRANGEMENTS

     The employment agreements between Canmax and certain executive officers provide for an immediate vesting of options and warrants held by such persons upon a "Change of Control" and provide such persons with certain severance benefits arising from terminations following a Change of Control or an involuntary termination. See "Information Concerning Canmax - Management - Employment and Change of Control Agreements."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Canmax Common Stock is Montreal Trust Company.


       COMPARISON OF RIGHTS OF HOLDERS OF SHARES OF CANMAX COMMON STOCK
                WITH RIGHTS OF HOLDERS OF AGSI COMMON STOCK

The rights of the stockholders of AGSI are governed by the DGCL. Upon consummation of the Merger, the former shareholders of AGSI (other than AGSI shareholders who receive cash in lieu of fractional shares of Canmax Common Stock and AGSI shareholders who perfect their dissenters' rights) will become shareholders of Canmax, a Wyoming corporation. As stockholders of Canmax, such holders' rights will differ in certain respects (in some cases materially) from those presently held. The rights of Canmax shareholders will be established by the Wyoming Business Corporation Act ("WBCA"), the Articles of Incorporation of Canmax (the "Canmax Articles") and the Bylaws of Canmax (the "Canmax Bylaws").

     Certain differences and similarities between the rights of stockholders of AGSI and those of shareholders of Canmax are set forth below. This summary is not intended to be relied upon as an exhaustive list of differences or a detailed description and analysis of the provisions discussed and is qualified in its entirety by the WBCA, the Canmax Articles, the Canmax Bylaws, the DGCL, the Certificate of Incorporation of AGSI (the "AGSI Certificate") and the Bylaws of AGSI (the "AGSI Bylaws").

GENERALLY

     The Canmax Articles authorize an aggregate of 44,169,100 shares of Canmax Common Stock.

     The AGSI Certificate authorizes an aggregate of 3,000,000 shares of AGSI Common Stock.

BUSINESS COMBINATIONS

     Generally, under the DGCL, the approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote on the matter is required for a merger or consolidation or sale, lease or exchange, of all or substantially all of a corporation's assets to be consummated.

     Under the WBCA, unless the WBCA, the Articles of Incorporation or the Board of Directors acting pursuant to the WBCA require a greater vote or a vote by voting groups, the approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote or of each voting group entitled to vote on the matter is required for a merger or share exchange.

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DISSENTERS' RIGHTS

     Under the DGCL, stockholders generally have the right to demand and receive payment of the fair value of their stock in the event of a merger or consolidation; provided, however, that no dissenters or appraisal rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transaction, were either (i) held of record by more than 2,000 stockholders or (ii) listed on a national securities exchange or, only under the DGCL, designated as a national market system security on an inter-dealer quotation system by the NASD. Even if the shares of any class or series of stock meet the requirements of clause (i) or
(ii) above, appraisal rights are available for such class or series if the holders thereof receive in the merger or consolidation anything except: (a) shares of stock of the corporation surviving or resulting from such merger or consolidation; (b) shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders or, only under the DGCL, designated as a national market system security on an inter-dealer quotation system by the NASD; (c) cash in lieu of fractional shares of the corporations described in clause (a) or (b) of this sentence; or (d) any combination of shares of stock and cash in lieu of fractional shares described in the foregoing clauses (a), (b) and (c). The stockholders of AGSI will be entitled to exercise appraisal rights in connection with the Merger.

     Under the WBCA, shareholders generally have the right to dissent from, and to obtain payment of the fair value of their shares in the event of a merger or consolidation, a share exchange or a sale or exchange of all or substantially all of the property of a corporation. The WBCA imposes significant duties on shareholders who wish to avail themselves of the right to demand and receive payment of the fair cash value of their stock, and any shareholder who does not satisfy these duties will not be entitled to payment for his or her shares. The shareholders of Canmax will not have the right to exercise dissenters or appraisal rights in connection with the Merger.

STATE TAKEOVER STATUTES

     BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

     Section 203 of the DGCL generally prohibits any business combination (defined to include a variety of transactions, including (i) mergers and consolidations; (ii) sales or dispositions of assets having an aggregate market value equal to 10% or more of the aggregate market value of the corporation determined on a consolidated basis; (iii) issuances of stock (except for certain pro rata and other issuances); and (iv) disproportionate benefits from the corporation (including loans and guarantees)) between a Delaware corporation and any interested stockholder (defined generally as any person who, directly or indirectly, beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years after the date on which the interested stockholder became an interested stockholder. These restrictions do not apply, however, (a) if, prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder; (b) if, upon consummation of the transaction resulting in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction was commenced (excluding, for the purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and by certain employee plans of the corporation); (c) if, on or subsequent to such date, the business combination is approved by the board of directors and the holders of at least two-thirds (2/3) of the shares not involved in the transaction; or (d) under certain other circumstances.

     In addition, a Delaware corporation may adopt an amendment to its Certificate of Incorporation or Bylaws expressly electing not to be governed by Section 203 of the DGCL if, in addition to any other vote required by law, such amendment is approved by the affirmative vote of a majority of the shares entitled to vote. Such amendment will not, however, be effective until 12 months after such stockholder vote and will not apply to any business combination with an interested stockholder who was such on or prior to the effective date of such amendment.

     AGSI has not adopted an amendment to either the AGSI Certificate or the AGSI Bylaws electing not to be governed by Section 203 of the DGCL.

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     Section 17-18-104 of the Wyoming Management Stability Act ("WMSA")
generally restricts the ability of a "Qualified Corporation" (defined in the WMSA to include certain publicly traded corporations incorporated in Wyoming -generally having at least $10,000,000 of assets and in excess of 1,000 record stockholders - and with substantial business operations within the state) to engage in any business combination (defined to include a variety of transactions, including (i) any merger, consolidation or share exchange; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value or book value equal to 10% or more of the aggregate market value or book value of the corporation determined on a consolidated basis; (iii) any issuance or transfer of stock (except for certain prorata and other issuance); (iv) disproportionate benefits from the corporation (including loans and guarantees); and (v) any agreements, arrangements or understandings relating to the adoption of a plan or a proposed plan for liquidation and dissolution of the corporation) with an interested shareholder (defined generally as any person who, directly or indirectly, beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years after the date on which the interested shareholder became an interested shareholder. These restrictions do not apply, however, (a) if, prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in such shareholder becoming an interested shareholder, (b) if, on or subsequent to such date, the business combination is approved by the board of directors and the holders of at least 2/3rds of the voting shares not involved in the transaction, or (c) under certain other circumstances.

     In addition, a Wyoming corporation may adopt an amendment to its Articles of Incorporation or Bylaws electing not to be governed by Section 17-18-104 of the WMSA or by filing a statement making the election with the Secretary of State, such election to be authorized by the board of directors of the corporation. The election made by the corporation shall be effective immediately upon adoption of the Bylaws or on the date of filing with the Secretary of State.

     Canmax has not adopted an amendment to either the Canmax Articles or the Canmax Bylaws electing not to be governed by Section 17-18-104 of the WMSA; however, Canmax does not meet the requirements of a Qualified Corporation and therefore is not subject to the protections of the WMSA.

     WYOMING CONTROL SHARE ACQUISITION STATUTE

     Under the WMSA, shares of a Qualified Corporation acquired in a "control share acquisition" do not have voting rights unless conferred by the stockholders of such corporation pursuant to the WMSA. As used in the WMSA, a "control share acquisition" generally means the acquisition by any person (an "acquiring person") of shares of voting stock giving the acquiring person direct or indirect voting power in the election of directors within any of the following ranges: (i) 1/5th or more but less than 1/3rd of such voting power; (ii) 1/3rd or more but less than a majority of such voting power; or
(iii) a majority or more of such voting power. An acquiring person may make a control share acquisition only if: (i) such person delivers an acquiring person's statement to a Qualified Corporation, and (ii) a resolution is adopted and approved by both a majority of (a) all outstanding voting shares including interested shares (as hereafter defined), and (b) all outstanding shares, excluding interested shares. "Interested shares" means the shares of a Qualified Corporation in respect of which any of the following persons may exercise or direct the exercise of the voting power of a Qualified Corporation in the election of directors: (i) the acquiring person, (ii) any officer of a Qualified Corporation elected or appointed by the directors of a Qualified Corporation, or (iii) any employee of Canmax who is also a director of a Qualified Corporation. Canmax has not taken any corporate action to opt out of the Wyoming Control Share Acquisition Statute; however Canmax does not meet the requirements of a Qualified Corporation and therefore is not subject to the protections of the WMSA.

     WYOMING SHAREHOLDER TAKEOVER PROTECTION STATUTE

     The WMSA requires that any offeror (defined as any person who makes or in any way participates in making a takeover offer), before making a takeover offer with regard to a Qualified Corporation, shall file with the Secretary of State certain information specified in the Wyoming Securities Act or as prescribed by the Secretary of State, and shall, not later than the filing date of the statement, deliver a copy of the statement to the target company

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

at its principal office or to its registered agent for service of process in the State of Wyoming. No takeover offer shall be made which is not made to all offerees holding the same class of equity securities of a Qualified Corporation on substantially equivalent terms. No stock shall be contracted for, purchased or paid for pursuant to a takeover offer within the first 20 business days after the offer is made and no shares shall be purchased or paid for in violation of any order of the Secretary of State. No offeror may acquire in any manner any equity securities of any class of a Qualified Corporation at any time within two years following the conclusion of a takeover offer with respect to that class, including, but not limited to, acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split and any other recapitalization or reorganization unless the holder of that equity security is also afforded, at the time of that acquisition, a reasonable opportunity to dispose of that security to the offeror upon substantially equivalent terms. For purposes of the WMSA, a "takeover offer" means an offer to acquire or an acquisition of any equity security of a Qualified Corporation pursuant to a tender offer or request or invitation for tenders, if, after the acquisition, the offeror is or will be directly or indirectly a record or beneficial owner of more than 10% of any class of the outstanding equity securities of a Qualified Corporation.

     A Wyoming corporation may elect not to be governed by the Shareholder Takeover Protection Statute (i) by adopting a specific provision in its Articles of Incorporation; (ii) through a statement in the Bylaws that the corporation elects not to be subject to the restrictions of the shareholder takeover protection provisions, such election to be effective immediately upon adoption of the Bylaws unless the Articles of Incorporation provide otherwise; or (iii) by filing a statement with the Secretary of State making the election not to be governed by such statute, such election to be effective from the date of filing with the Secretary of State. If a corporation has elected not to be subject to the provisions of the Shareholder Takeover Protection Statute, such provisions will not apply to the following: (i) an acquisition by an offeror, if the instant transaction and all acquisitions of equity securities of the same class during the preceding 12 months by the offeror or any of its affiliates do not exceed 2% of that class; or (ii) an acquisition determined by order of the Secretary of State to be a takeover offer but is not made for the purpose of, and not having the effect of, changing or influencing the control of a Qualified Corporation. Canmax has not made an election to opt out of the Shareholder Takeover Protection Statute; however, Canmax does not meet the requirements of a Qualified Corporation and therefore is not subject to the protections of the WMSA.

AMENDMENTS TO CERTIFICATE OF INCORPORATION

     Under the DGCL, unless otherwise provided in the Certificate of Incorporation, a proposed amendment to the Certificate of Incorporation requires the affirmative vote of a majority of all shares outstanding and entitled to be cast on the matter. If any such amendment would adversely affect the rights of any holders of shares of a class or series of stock, the vote of the holders of a majority of all outstanding shares of the class or series, voting as a class, is also necessary to authorize such amendment. The AGSI Certificate does not provide additional requirements regarding amendments to its Certificate of Incorporation.

     Under the WBCA, unless the WBCA, the Articles or Incorporation or the Board of Directors acting pursuant to the WBCA require a greater vote or a vote by voting groups, a proposed amendment to the Articles of Incorporation requires the affirmative vote of the holders of a majority of the votes entitled to be cast on the amendment or of each voting group entitled to vote on the amendment. The Canmax Articles do not provide additional requirements regarding amendments to its Articles of Incorporation.

AMENDMENTS TO BYLAWS

     Under the DGCL, the power to adopt, alter, amend and repeal the Bylaws is vested exclusively in the stockholders, except to the extent that the Certificate of Incorporation vests such power in the board of directors. The AGSI Certificate vests in its Board of Directors the power to adopt, alter, amend, or repeal the Bylaws. The AGSI Bylaws provide that the Bylaws may be altered, amended or repealed, and new Bylaws may be made by (i) the Board of Directors by vote of a majority of the number of directors then in office and acting at any meeting of directors or (ii) the stockholders at any annual meeting of stockholders without notice, or at a special meeting of stockholders, provided notice of the proposed amendment to the Bylaws is given. Further, the AGSI Bylaws state

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

that any Bylaws made or altered by the stockholders may be altered or repealed by either the Board of Directors or the stockholders.

     Under the WBCA, a corporation's board of directors may amend or repeal the Bylaws unless (i) the Articles of Incorporation or the WBCA reserves such power exclusively to the shareholders in whole or in part, or (ii) the shareholders in amending or repealing a particular Bylaw provide expressly that the Board of Directors may not amend or repeal that Bylaw, provided that a Bylaw that fixes a greater quorum or voting requirement for shareholders under the WBCA may not be adopted, amended or repealed by the Board of Directors. The Canmax Bylaws provide that the power to alter, amend or repeal the Bylaws and to adopt new Bylaws is reserved to the Board of Directors, to be exercised by a majority vote of the Board of Directors.

PREEMPTIVE RIGHTS

     Under the DGCL, a stockholder does not possess preemptive rights unless such rights are specifically granted in the Certificate of Incorporation. The AGSI Certificate does not provide for preemptive rights.

     Under the WBCA, a shareholder does not possess preemptive rights unless such rights are specifically granted in the Articles of Incorporation. The Canmax Articles do not provide for preemptive rights.

DIVIDEND SOURCES

     Under the DGCL, a board of directors may authorize a corporation to make distributions to its stockholders, subject to any restrictions in its Certificate of Incorporation, either (i) out of surplus; or (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Under the DGCL, no distribution out of net profits is permitted, however, if the corporation's capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until such deficiency has been repaired. The AGSI Certificate does not provide additional requirements regarding the distribution of dividends.

     Under the WBCA, a Board of Directors may authorize a corporation to make distributions to its shareholders subject to any restrictions imposed by the Articles of Incorporation, provided that no distribution may be made if after giving it effect (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the Articles of Incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Canmax Articles do not provide additional requirements regarding the distribution of dividends.

DURATION OF PROXIES

     Generally, under the DGCL, no proxy is valid for more than three years after its date unless otherwise provided in the proxy. The AGSI Bylaws do not alter the effective period of a proxy.

     Under the WBCA, no proxy is valid for more than eleven months unless a longer period is expressly provided in the proxy. The Canmax Bylaws do not alter the effective period of a proxy.

STOCKHOLDER ACTION WITHOUT A MEETING

     Under the DGCL, action requiring the vote of stockholders may be taken without a meeting, without prior notice and without a vote, by the written consent of stockholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and acted. The AGSI Bylaws do not provide additional requirements regarding stockholder action by written consent.

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     Under the WBCA, action required or permitted by the WBCA to be taken at a shareholder's meeting may be taken without a meeting if notice of the proposed action is given to all voting shareholders and the action is taken by the holders of all shares entitled to vote on the action. The action shall be evidenced by one or more written consents describing the action taken, signed, either manually or by facsimile, by the holders of the requisite number of shares entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. The Canmax Bylaws do not provide additional requirements regarding shareholder action by written consent.

SPECIAL STOCKHOLDER MEETINGS

     The DGCL provides that a special meeting of stockholders may be called by the Board of Directors or by such person or persons as may be authorized by the Certificate of Incorporation or by the Bylaws. The AGSI Bylaws permit the Board of Directors, the Chairman of the Board or the Vice Chairman of the Board to call a special meeting of the stockholders for any purpose or purposes.

     The WBCA provides that a special meeting of shareholders may be called by the Board of Directors, any person or persons authorized by the Articles of Incorporation or Bylaws, or the holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting upon one or more written demands by such holders. The Canmax Bylaws provide that special meetings of the shareholders may be called by the Board of Directors or by the shareholders holding at least 10% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

CUMULATIVE VOTING

     The DGCL permits cumulative voting for the election of directors if provided for in a corporation's Certificate of Incorporation. The ASGI Certificate does not provide for cumulative voting for the election of directors.

     The WBCA permits cumulative voting for the election of directors if provided for in the corporation's Articles of Incorporation. The Canmax Articles do not provide for cumulative voting for the election of directors.

NUMBER AND ELECTION OF DIRECTORS

     The DGCL permits the Certificate of Incorporation or the Bylaws of a corporation to contain provisions governing the number and terms of directors. However, if the Certificate of Incorporation contains provisions fixing the number of directors, such number may not be changed without amending the Certificate of Incorporation. The ASGI Certificate does not fix the number of directors.

     The DGCL permits the Certificate of Incorporation of a corporation, the initial Bylaws or a Bylaw adopted by the stockholders to provide that directors be divided into one, two or three classes. The term of office of one class of directors shall expire each year with the terms of office of no two classes expiring the same year. AGSI has not established a classified Board of Directors.

     The WBCA permits the Articles of Incorporation or the Bylaws of a corporation to contain provisions governing the number and terms of directors, provided that the number of directors shall not be less than one. The Articles of Incorporation or Bylaws may establish a variable range for size of the Board of Directors by fixing a minimum and maximum number of directors and the number of directors may be fixed or changed from time to time within such range by the shareholders or the Board of Directors. The terms for all directors expire at the next annual meeting of the shareholders following their election unless their terms are staggered under the provisions of the WBCA. The Canmax Bylaws provide that the number of directors shall be fixed from time to time by resolution of the Board of Directors and that each director shall hold office until the next annual meeting of shareholders or until his or her successor has been elected and qualified. The Canmax Bylaws further state that directors shall be

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natural persons who are eighteen years of age or older, but need not be residents of Wyoming or shareholders of Canmax.

     The WBCA provides that if there are three or more directors, the Articles of Incorporation may provide for staggered terms by dividing the total number of directors into two or three groups, with each group containing one-half or one-third of the total, as the case may be. The term of office of one class of directors shall expire each year with the terms of office of no two classes expiring in the same year. Canmax has not established staggered terms for their Board of Directors.

REMOVAL OF DIRECTORS

     The DGCL provides that a director or directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors, except that (i) members of a classified board may be removed only for cause, unless the Certificate of Incorporation provides otherwise and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or of the class of directors of which such director is a part. The AGSI Bylaws provide that any director may be removed at any time with or without cause by the affirmative vote of the stockholders having a majority of the voting power at a special meeting of the stockholders called for that purpose.

     The WBCA provides that the shareholders may remove one or more directors with or without cause unless the Articles of Incorporation provide that the directors may be removed only for cause, except that (i) if a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him; (ii) if cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal, or if cumulative voting is not authorized, a director may be removed only if the number of the votes cast to remove him exceeds the number of votes cast not to remove him; and (iii) a director may be removed by the shareholders only at a meeting called for the purpose of removing him and the meeting notice shall state that the purpose or one of the purposes of the meeting is removal of a director. The Canmax Bylaws provide that the shareholders may remove the entire Board of Directors or any lesser number with or without cause, at a meeting called expressly for the purpose of removal of directors by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

VACANCIES

     Under the DGCL, unless otherwise provided in the Certificate of Incorporation or the Bylaws, vacancies on the Board of Directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, provided that, in the case of a classified board, such vacancies and newly created directorships may be filled by a majority of the directors elected by such class, or by the sole remaining director so elected. In the case of a classified board, directors elected to fill vacancies or newly created directorships shall hold office until the next election of the class for which such directors have been chosen, and until their successors have been duly elected and qualified. In addition, if, at the time of the filing of any such vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any such vacancy or newly created directorship, or replace the directors chosen by the directors then in office. Neither the AGSI Certificate nor the AGSI Bylaws provide additional requirements regarding vacancies of directors.

     Under the WBCA, unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, the shareholders or the Board of Directors may fill the vacancy, except that if the directors remaining in office constitute fewer than a

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quorum, the board of directors may fill the vacancy by the affirmative vote of a majority of all directors remaining in office. If the vacancy was held by a director elected by a voting group of shareholders and if such vacancy is to be filled by the shareholders, only the holders of shares of that voting group are entitled to vote to fill such vacancy. In addition to the foregoing statutory provisions, the Canmax Bylaws provide that any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of a majority of the directors then in office or by election at an annual meeting or at a special meeting called for that purpose. A director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of directors by the shareholders and until his or her successor shall have been elected and qualified.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the DGCL, a corporation may indemnify a director, officer, employee or agent of a corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless the court in which such action or suit was brought or, the Delaware Court of Chancery determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. The AGSI Bylaws provide that such persons shall be indemnified to the fullest extent authorized by the DGCL.

     A director, officer, employee or agent who is successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL's (as the case may be) indemnification provisions must be indemnified by the corporation for reasonable expenses incurred therein, including attorneys' fees. The DGCL states that any indemnification, unless ordered by a court, shall be made only upon a determination that a director or officer has met the required standard of conduct before the director or officer may be indemnified. The determination may be made (i) by a majority vote of a quorum of disinterested directors; (ii) if a quorum of disinterested directors is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel; or (iii) by the stockholders.

     The DGCL requires AGSI to advance reasonable expenses to a director or officer after such person provides an undertaking to repay the corporation if it is determined that the required standard of conduct has not been met.
This indemnification and advancement of expenses is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Delaware corporations may procure insurance for purposes of indemnification of directors and officers. In addition to the statutory provisions, the AGSI Bylaws provide that the indemnification and advancement of expenses provided by, or granted pursuant to, the Bylaws shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Under the WBCA, a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director of the corporation, against expenses (including attorneys' fees), judgments and fines incurred with respect to such proceeding if (i) he or she acted in good faith, (ii) he or she reasonably believed that his or her conduct was in, or at least not opposed to, the corporation's best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Unless otherwise limited by its Articles of Incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred by him or her in connection with the proceeding. In the case of an action brought by or in the right of a corporation, indemnification shall be limited to reasonable expenses incurred in connection with such proceeding. A corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or
(ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her.

     The WBCA states that a corporation may not indemnify a director unless a determination has been made that indemnification of the director is permissible because he or she has met the standard of conduct set forth in the WBCA. The determination shall be made (i) by a majority vote of a quorum of disinterested directors, (ii) if a quorum of disinterested directors is not obtainable, by majority vote of a committee duly designated by the board of directors consisting solely of two or more disinterested directors, (iii) by special legal counsel selected (a) by the board of directors or its committee in the manner prescribed above, or (b) if a quorum of the board of directors cannot be obtained or a committee cannot be designated, by majority vote of the full board of directors, including directors who are parties, or
(iv) by the shareholders. Determination of a proceeding by judgment, order, settlement, conviction or upon a plea of NOLO CONTENDERE or its equivalent is not, of itself, determinative, that the director did not meet the standard of conduct required by the WBCA.

     The WBCA provides that a corporation may advance reasonable expenses incurred by a director who is a party to a proceeding if (i) the director furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the standard of conduct, (ii) the director furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the WBCA. The undertaking required by (ii) above shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment. Wyoming corporations may procure insurance for purposes of indemnification of directors and officers. Neither the Canmax Articles nor the Canmax Bylaws provide any provision inconsistent with the WBCA.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or persons controlling Canmax pursuant to the foregoing provisions, Canmax has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The DGCL provides that a corporation's Certificate of Incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) violation of certain provisions of the DGCL; (iv) any transaction from which the director derived an improper personal benefit; or
(v) any act or omission prior to the adoption of such a provision in the Certificate of Incorporation. The AGSI Certificate provides a provision eliminating the personal liability for monetary damages of its directors to the fullest extent permitted under the DGCL.

     The WBCA provides that a corporation's Articles of Incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders from monetary damages, for breach of fiduciary duty as a director. However, no such provision shall eliminate or limit the liability of a director for (i) breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) violation of certain provisions of the WBCA, or (iv) any transaction from which the director derived an improper personal benefit. Further, the WBCA provides that a corporation shall not eliminate or limit the liability of a director for any act or omission occurring prior to May 22, 1987. Neither the Canmax Articles nor the Canmax Bylaws provide provisions for limiting personal liability of directors.

                             CERTAIN LEGAL MATTERS

     The validity of the shares of Canmax Common Stock being offered hereby is being passed upon for Canmax by Arter & Hadden, 1717 Main Street, Suite 4100, Dallas. Texas 75201. Certain federal income tax consequences of the Merger will be passed upon for AGSI by Gibson, Dunn & Crutcher LLP, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of Canmax Inc. at October 31, 1996 and 1995, and for each of the three years in the period ended October 31, 1996, appearing in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of AGSI at September 30, 1996, 1995 and 1994 appearing in this Joint Proxy Statement/Prospectus and Registration Statement have been audited by Price Waterhouse LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INDEX TO FINANCIAL STATEMENTS



FINANCIAL STATEMENTS OF CANMAX INC. AND SUBSIDIARIES:

     Report of Ernst & Young LLP, Independent Auditors.. . . . . . . .  F-2

     Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . .  F-3

     Consolidated Statements of Operations . . . . . . . . . . . . . .  F-4

     Consolidated Statements of Shareholders' Equity . . . . . . . . .  F-5

     Consolidated Statements of Cash Flows . . . . . . . . . . . . . .  F-6

     Notes to Consolidated Financial Statements. . . . . . . . . . . .  F-7

UNAUDITED INTERIM FINANCIAL STATEMENTS OF CANMAX INC. AND SUBSIDIARIES:

     Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . F-21

     Consolidated Statements of Operations . . . . . . . . . . . . . . F-23

     Consolidated Statements of Cash Flows . . . . . . . . . . . . . . F-24

     Notes to Consolidated Financial Statements. . . . . . . . . . . . F-25

FINANCIAL STATEMENTS OF AUTO-GAS SYSTEMS, INC.:

     Report of Price Waterhouse LLP, Independent Accountants . . . . . F-27

     Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . . F-28

     Statements of Income. . . . . . . . . . . . . . . . . . . . . . . F-29

     Statements of Stockholders' Equity. . . . . . . . . . . . . . . . F-30

     Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . . F-31

     Notes to Financial Statements . . . . . . . . . . . . . . . . . . F-32

                            CANMAX INC. AND SUBSIDIARIES
                            AUDITED FINANCIAL STATEMENTS

                           REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Canmax Inc.

We have audited the accompanying consolidated balance sheets of Canmax Inc. and subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canmax Inc. and subsidiaries at October 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP



Dallas, Texas
December 19, 1996

                           CANMAX INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                 October 31
                                                       ------------------------------
                                                           1996                1995
                                                       ------------      ------------
Current assets:
   Cash                                               $     908,772      $    477,364
   Accounts receivable, less allowance for doubtful
    accounts of $95,207 in 1996 and $71,177 in 1995       2,027,288         1,221,458

   Inventory                                                388,800           474,481
   Prepaid expenses and other                               202,513            76,259
                                                       ------------      ------------

     Total current assets                                 3,527,373         2,249,562

   Property and equipment (note 4)                        1,411,567         1,634,325

   Capitalized software costs, net of accumulated
    amortization of $607,857 in 1996 and $381,811
    in 1995                                                516,999           614,171
   Intellectual property rights, net of accumulated
    amortization of  $620,173 in 1996 and $497,005
    in 1995                                                  50,000           173,168
   Other assets                                             144,194            30,676
                                                       ------------      ------------
                                                       $  5,650,133      $  4,701,902
                                                       ------------      ------------
                                                       ------------      ------------

                                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                    $  1,724,195      $  1,290,263
   Accrued liabilities (note 5)                             778,521           511,641
   Deferred revenue                                         558,122           586,836
   Current portion of lease obligations                     128,282           109,475
   Current portion of long-term debt                         34,022                 -
   Advances from shareholders (note 6)                       95,765           220,000
                                                       ------------      ------------

   Total current liabilities                              3,318,907         2,718,215

Lease obligations (note 7)                                  169,794           200,015
Development obligation (note 3)                                   -            65,000
Long-term debt (note 8)                                      86,114                 -
Commitments (notes 7 and 11)

Shareholders' equity (notes 3 and 9)
   Common stock, no par value, 44,169,100 shares
    authorized; 5,012,869 and 4,935,269 shares
    issued and outstanding in 1996 and 1995,
    respectively                                         18,372,574        18,163,634
   Option to purchase common stock (note 3)               4,861,659         4,861,659
   Accumulated deficit                                  (21,152,714)      (21,295,328)
   Foreign currency translation adjustment                   (6,201)          (11,293)
                                                       ------------      ------------

   Total shareholders' equity                             2,075,318         1,718,672
                                                       ------------      ------------

                                                       $  5,650,133      $  4,701,902
                                                       ------------      ------------
                                                       ------------      ------------



     See accompanying notes.
                                            F-3

                        CANMAX INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Year ended October 31
                                          ---------------------------------
                                           1996        1995           1994
Revenues:                                 ------      ------         ------
 Software licenses and product revenue $ 1,892,077  $ 3,127,435    $ 4,903,112
 Development                             7,392,040    3,801,208      4,012,520
 Service agreements                      2,979,743    2,067,444        758,963
                                       -----------  -----------    -----------
                                        12,263,860    8,996,087      9,674,595
Costs and expenses:
 Cost of software licenses and product
   revenue                               1,539,644     2,342,937      2,277,729
 Cost of development revenues            2,949,166     2,009,060        941,153
 Customer service                        2,321,798     2,359,279      2,186,178
 Product development                     1,476,720     2,401,306      2,608,678
 General and administrative              3,365,289     2,904,548      2,162,627
 Sales and marketing                       440,582       662,982      1,346,767
 Interest and financing costs               28,047        50,425         66,345
 Writedown of capitalized software               -             -      4,127,232
                                       -----------  -----------    -----------
                                        12,121,246    12,730,537     15,716,709
                                       -----------  -----------    -----------
Net income (loss)                      $   142,614   $(3,734,450)   $(6,042,114)
                                       -----------  -----------    -----------
                                       -----------  -----------    -----------
Net income (loss) per common and
  common equivalent share              $       .02   $      (.79)   $     (1.54)
                                       -----------  -----------    -----------
                                       -----------  -----------    -----------
Weighted average common and common
  equivalent shares outstanding          6,851,148     4,706,382      3,918,889
                                       -----------  -----------    -----------
                                       -----------  -----------    -----------
See accompanying notes.

                             CANMAX INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             Option to                   Foreign
                                                             Purchase                    Currency
                                               Common Stock   Common     Accumulated    Translation
                                      Shares      Amount       Stock       Deficit      Adjustment      Total
                                     ---------  -----------  ----------  ------------   -----------  -----------
BALANCE AT OCTOBER 31, 1993          3,816,096  $12,607,640  $2,947,301  $(11,518,764)    $  8,584   $ 4,044,761

Shares issued:
  For cash on exercise of options      102,000      666,848           -             -            -       666,848
  For cash on exercise of warrants     117,950      656,163           -             -            -       656,163
  For services                          40,000      307,257           -             -            -       307,257
  For conversion of advances
    from shareholders                   55,128      376,631           -             -            -       376,631
Net loss                                     -            -           -    (6,042,114)           -    (6,042,114)
Translation adjustment                       -            -           -             -      (13,999)      (13,999)
Original EDS option to purchase
  common stock                               -            -   1,052,699             -            -     1,052,699
Liability to EDS converted to option
  to purchase common stock                   -            -     861,659             -            -       861,659
                                     ---------  -----------  ----------  ------------     --------   -----------

BALANCE AT OCTOBER 31, 1994          4,131,174   14,614,539   4,861,659   (17,560,878)      (5,415)    1,909,905

Shares issued:
  For cash on exercise of options      294,200    1,321,000           -             -            -     1,321,000
  For conversion of advances from
    shareholder                         30,000      150,000           -             -            -       150,000
  EDS                                  265,228    1,273,095           -             -            -     1,273,095
  Private Placement                    214,667      805,000           -             -            -       805,000
Net loss                                     -            -           -    (3,734,450)           -    (3,734,450)
Translation adjustment                       -            -           -             -       (5,878)       (5,878)
                                     ---------  -----------  ----------  ------------     --------   -----------

BALANCE AT OCTOBER 31, 1995          4,935,269   18,163,634   4,861,659   (21,295,328)     (11,293)    1,718,672

Shares issued for cash on
  exercise of options                   77,600      208,940           -             -            -       208,940
Net income                                   -            -           -       142,614            -       142,614
Translation adjustment                       -            -           -             -        5,092         5,092
                                     ---------  -----------  ----------  ------------     --------   -----------

BALANCE AT OCTOBER 31, 1996          5,012,869  $18,372,574  $4,861,659  $(21,152,714)    $ (6,201)   $2,075,318
                                     ---------  -----------  ----------  ------------     --------   -----------
                                     ---------  -----------  ----------  ------------     --------   -----------

See accompanying notes.

                        CANMAX INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED OCTOBER 31
                                                         -------------------------------------------
                                                             1996           1995            1994
                                                             ----           ----            ----
Operating activities:
  Net income (loss)                                      $   142,614    $(3,734,450)    $(6,042,114)
  Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating activities:
    Issuance of common stock for accrued
      interest and services                                        -              -         343,888
    Writedown of capitalized software                              -              -       4,127,232
    Inventory write down                                     217,623              -               -
    Loss on disposal of assets                                 3,329              -               -
    Depreciation and amortization                            916,582        849,251       1,267,592
    Accounts payable to EDS converted
      to option to purchase common stock                           -              -         861,659
  Changes in operating assets and liabilities:
    Accounts receivable                                     (805,830)       154,535        (218,412)
    Accounts receivable from EDS                                   -        446,976        (446,976)
    Accounts receivable from stockholders                          -              -          71,921
    Inventory                                               (131,942)      (151,566)        (88,041)
    Prepaid expenses and other                              (126,254)       (43,358)         47,497
    Accounts payable                                         433,932        533,286         (85,550)
    Accounts payable to EDS                                        -         67,539         205,907
    Accrued liabilities                                      266,880        (84,707)         (3,627)
    Accrued interest                                               -              -         (22,939)
    Deferred revenue                                         (28,714)       432,901         (21,217)
                                                         -----------    -----------     -----------

    Net cash provided by (used in) operating activities      888,220     (1,529,593)         (3,180)
                                                         -----------    -----------     -----------

Investing activities:
  Purchase of property and equipment                        (347,939)      (163,575)     (1,106,379)
  Capitalized software costs                                (128,874)             -      (3,127,459)
  Increase in other assets                                  (113,518)             -               -
                                                         -----------    -----------     -----------

  Net cash used in investing activities                     (590,331)      (163,575)     (4,233,838)
                                                         -----------    -----------     -----------
Financing activities:
  Net proceeds from issuance of common stock                 208,940      2,126,000       1,323,011
  Agreements with EDS:
    -proceeds                                                      -              -       1,065,065
    -funds used for marketing                                      -              -       (272,975)
  Increase (decrease) in leasehold obligations               (11,414)      (102,971)        227,836
  Repayment of shareholder advances                         (124,235)      (107,200)              -
  Advances from shareholders                                       -        250,000         227,200
  Decrease in development obligations                        (65,000)             -               -
  Proceeds from borrowing                                    123,602              -               -
  Repayment on borrowing                                      (3,466)             -               -
                                                         -----------    -----------     -----------
  Net cash provided by financing activities                  128,427      2,165,829       2,570,137
                                                         -----------    -----------     -----------

Effect of exchange rate changes on cash                        5,092         (5,878)          4,381
                                                         -----------    -----------     -----------

Net increase (decrease) in cash                              431,408        466,783      (1,662,500)

Cash at beginning of year                                    477,364         10,581       1,673,081
                                                         -----------    -----------     -----------
Cash at end of year                                      $   908,772    $   477,364     $    10,581
                                                         -----------    -----------     -----------
                                                         -----------    -----------     -----------

See accompanying notes.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND NATURE OF BUSINESS

Canmax Inc. (the "Company") was incorporated on July 10, 1986 as 311824 B.C. Ltd. under the Company Act of the Province of British Columbia, Canada. On August 13, 1986, the Company changed its name to International Retail Systems Inc. On August 7, 1992, International Retail Systems renounced its original province of incorporation and reincorporated in the state of Wyoming. On November 30, 1994, the name of the Company was changed to Canmax Inc.

The Company, through its wholly owned subsidiary, Canmax Retail Systems, Inc., develops and licenses sophisticated software systems, sells ancillary hardware, and licenses certain third party software to operators of convenience stores and gas stations. The Company provides related development, customization, and software enhancements to its customers and provides services such as integration, installation and training, and a 24 hour, 365 day per year, help desk.

In December 1995, the Company's Board of Directors authorized a one-for-five reverse stock split of the Company's Common Stock, effective December 21, 1995. All applicable share and per share data have been retroactively restated to give effect to the reverse stock split.

LIQUIDITY

At October 31, 1996, the Company has an accumulated deficit of $21,152,714 and a net working capital surplus of $208,466. To maintain liquidity during the next year, the Company must increase revenue volumes through the successful completion of on-going development contracts with customers, the introduction of new products to the marketplace, and increasing the market share for existing products and services. The Company commenced work on a next generation Windows based product in May of 1996 which is expected to be completed in 1997. The majority of the Company's new product will be developed in conjunction with a development project currently in process for The Southland Corporation. Completion of the Company's next generation Windows based product is dependent on the successful and timely conclusion of key components of the development project currently in process for The Southland Corporation.

To complete development of the next generation Windows based product, the Company will need to perform additional development effort that is not funded by work currently being performed for The Southland Corporation. Costs necessary to perform the additional development, to bring the new product to market and provide for infrastructure improvements are estimated to be in the range of $1.0 - $3.0 million. The Company believes that it may be necessary to raise additional capital to complete development of its next generation product within the necessary window of opportunity and to provide vital marketing and other support services. If cost generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional debt or equity securities or obtain lines of credit, delay new product development or restructure operations to reduce costs. No financing arrangements to support this development project have been entered into by the Company at this time.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.  SUMMARY OF SIGNIFICANT POLICIES

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Canmax Retail Systems Inc. (Texas), Canmax Retail Systems Inc. (British Columbia), The Point of Sale Corporation and Dataplane Technologies, Inc. All significant intercompany transactions have been eliminated.

REVENUE RECOGNITION

Revenue from software licenses and product sales is recognized when the software or products have been delivered to the customer and collectibility is probable and no significant vendor obligations remain after delivery. Revenue from software development contracts is recognized as the Company performs the services in accordance with the contract terms. Revenue from maintenance agreements is recognized ratably over the term of the agreement. Revenue from long-term contracts is recognized using the percentage-of-completion method. Progress to completion is measured based upon the relationship that total costs incurred to date bears to the total costs expected to be incurred on a specific project. Losses on fixed price contracts are recorded when estimable.

INVENTORY

Inventory is stated at the lower of cost (first in - first out) or market and is primarily comprised of computer hardware and purchased software.

PROPERTY AND EQUIPMENT

Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of assets ranging from three to five years.

CAPITALIZED SOFTWARE COSTS

Under provisions of the Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are charged to expense when incurred until technological feasibility for the product has been established, at which time the costs are capitalized until the product is available for release. The Company begins amortizing capitalized software costs upon general release of the software products to customers. The Company evaluates the net realizable value for each of its capitalized projects by comparing the estimated future gross revenues from a project less estimated future disposal costs to the amount of the unamortized capitalized cost. The Company recorded a writedown of $4,127,232 in 1994 for projects for which the net book value was in excess of net realizable value. Remaining costs are being amortized using the greater of 1) the ratio that current gross revenues for a capitalized software project bears to the total of current and

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


future gross revenue for that project or 2) the straight-line method over the remaining economic life of the related projects which is estimated to be a period of between four and five years. Amortization of capitalized software costs amounted to $226,046, $119,216, and $692,486 in 1996, 1995, and 1994,
respectively.

INTELLECTUAL PROPERTY RIGHTS

Intellectual property rights consist of the rights to computer software used in the Company's products. Expenditures are recorded at cost and are being amortized on a straight-line basis over a projected life of five years. Amortization of intellectual property rights amounted to $123,168, $130,596, and $130,596 in 1996, 1995, and 1994, respectively.

FOREIGN CURRENCY TRANSLATION

The Company's functional currency is the United States dollar. For operations outside the United States, monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect on the dates of the transactions. Revenues and expenses are converted at rates approximating exchange rates in effect at the time of the transactions. Gains or losses arising on conversion of foreign currency transactions are included in operations in the period they occur or losses on fixed term monetary liabilities which are included in shareholders' equity.

NET INCOME (LOSS) PER SHARE

Net income (loss) per common and common equivalent share is based upon the weighted average number of common shares outstanding as adjusted for the one-for-five reverse stock split. Net income (loss) per share data are based upon the weighted average number outstanding shares of common stock plus dilutive common stock equivalents. Common stock equivalent shares consist of stock options (using the treasury stock method), and an option to purchase common stock held by EDS (see Note 3).

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STATEMENT OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all cash and highly liquid short-term deposits to be cash equivalents. Total interest paid during 1996, 1995, and 1994 amounted to $50,349, $43,733, and $52,653, respectively.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company derives its sales primarily from customers in the retail petroleum market. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Billed receivables are generally due within 30 days. Credit losses have historically been insignificant. A significant portion of the Company's revenues is from three customers.

The Southland Corporation accounted for 64%, 61%, and 50%, NCR (formerly AT&T Global Information Solutions Company) accounted for 22%, 12%, and 0%, and EDS accounted for 7%, 10%, and 38% of the Company's revenues for 1996, 1995, and 1994, respectively. At October 31, 1996 and 1995, accounts receivable from The Southland Corporation accounted for 46% and 54%, respectively, of total accounts receivable. At October 31, 1996 and 1995, accounts receivable from NCR accounted for 37% and 28%, respectively of total accounts receivable. Management feels the allowance for doubtful accounts adequately provides for any losses that may occur.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees."

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


RECLASSIFICATIONS

Certain amounts appearing in the 1995 consolidated balance sheet have been reclassified to conform to the 1996 presentation.

3. EDS AGREEMENTS

The Company signed agreements with Electronic Data Systems Corporation ("EDS") in April 1993 which were amended in October 1994. Under the terms of the amended agreements, EDS markets the Company's software services and hardware technology to the retail petroleum marketplace exclusively, and the Company offers EDS the right to participate with its customers and prospective customers. EDS provided $2,600,000 in cash of which $2,000,000 was used for product development, $500,000 was used to support the Company's marketing efforts, and $100,000 as consideration for a software license granted to EDS. EDS also provided $2,000,000 in services to the Company.

In connection with the above agreements, EDS received an option to purchase up to 25% of the common stock of the Company calculated on a fully diluted basis at the time of exercise at an exercise price of not less than 75% of the market value of the common stock at the time of exercise, minus $4,000,000, which will be reduced by royalties or similar payments received by EDS from any licensing of the Company's product other than through EDS. The stock option is exercisable at EDS' option any time between April 22, 1994 and April 22, 1998. The Company accounted for the transaction as follows:

     $4,000,000     as an option to purchase common stock,
     $  500,000     as a deferred marketing credit with respect to the cash
                      intended for marketing support, and
     $  100,000     as revenue with respect to the software license.

The financial statements include the following non-cash transactions related to the services provided by EDS to the Company pursuant to the EDS agreements:

- services received from EDS and included in expenses - $1,188,168 and $663,210 in 1995 and 1994, respectively, and
- programming services received from EDS and capitalized as software costs - $389,489 in 1994.

During 1994, the Company purchased services from EDS valued at $1,972,329. By agreement $861,659 of this amount was not paid by the Company and has been added to the original $4,000,000 option amount. The balance, $1,110,670, was offset against EDS' liability to the Company for site licenses sold to EDS.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In connection with prospective business opportunities with major oil companies, the Company and EDS jointly incurred $2,130,130 in product development costs. EDS funded that total cost, which included reimbursing the Company for $1,679,977 in expenses paid by the Company. By agreement, the Company owed EDS for one-half of the total cost. That development obligation for $1,065,065 and other amounts due to EDS of $34,935 were converted into 229,167 common shares of the Company on November 15, 1994. The price per share of $4.80 was determined pursuant to agreement with EDS and represents 75% of market value. In fiscal 1995, EDS and the Company jointly incurred $346,190 in product development costs. By agreement the Company owed EDS for one half of the total cost. On April 20, 1995, the $173,095 development obligation was converted into 36,061 common shares of the Company at a conversion rate of $4.80 per share.

During 1994 the Company sold EDS 788 site licenses for $1,810,670. Pursuant to the contract, the amount receivable for this transaction was used to offset amounts payable to EDS of $1,110,670 and to settle a disputed $400,000 liability relating to deferred marketing funding that arose from an amendment to the original agreements with EDS.

In addition to the site license revenues described in the preceding paragraph, the Company recognized additional revenue from EDS of approximately $0.9 million and $1.9 million for fiscal 1995 and 1994, respectively, for services and development work in conjunction with prospective business opportunities with major oil companies. During fiscal 1996, the Company recognized revenue of approximately $0.8 million from EDS for services, site license fees, and development.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of transactions with EDS for each of the last four fiscal years is set forth below:

                                                      Recorded As
                               ---------------------------------------------------------------------------------------
                                                 Option to
     Year/                         Total          Purchase                                   Deferred
  Transaction                   Amount of         Common          Common    Capitalized      Marketing        Revenue
  Description                  Transaction        Stock           Stock       Software        Credit         (Expense)
-----------------------        -----------        -----           -----       --------        ------         ---------
1993
Cash received from EDS
  for option to purchase
  Company's common
  stock                         $2,000,000      $2,000,000      $        -    $      -        $      -       $         -
Cash for marketing
  from EDS                         500,000               -               -           -         500,000                 -
Licenses sold to EDS               100,000               -               -           -               -           100,000
Development services
  provided by EDS                  947,301         947,301               -     537,112               -          (410,189)

1994
Development and
  programming services
  purchased from EDS             1,052,699       1,052,699               -     389,489               -          (633,210)
Other services purchased
  from EDS                       1,972,329         861,659               -           -               -        (1,972,329)
Sale of 788 site licenses
  to EDS                         1,810,670(1)            -               -           -               -         1,810,670
Development revenue                614,912               -               -           -               -           614,912
Product & services revenue       1,250,764               -               -           -               -         1,250,764

1995
Other development
  services purchased
  from EDS                       1,188,168               -               -           -               -        (1,188,168)
Conversion of development
  obligations due to EDS
  shares of the Company's
  common stock                   1,273,095(2)            -       1,273,095           -               -                 -
Development Revenue                175,513               -           -               -               -           175,513
Product & services revenue         751,440               -           -               -               -           751,440

1996
Other services purchased
  from EDS                          84,327               -           -               -               -           (84,327)
Development revenue                143,415               -           -               -               -           143,415
Product & services revenue         690,751               -           -               -               -           690,748


(1) $1,110,670 of the sales amount was used to offset existing EDS obligations. $400,000 was used to settle a disputed obligation with EDS and $300,000 was paid in cash to the Company.

(2) EDS obligations were converted into 265,228 shares of the Company's common stock.

                         CANMAX INC. AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at October 31:

                                      1996            1995
                                  ------------    -----------
At cost:
Furniture and fixtures            $    925,637    $   915,161
Computer equipment                   1,630,937      1,371,273
Computer software                      388,041        322,372
Leasehold improvements                 593,843        593,843
                                  ------------    -----------
                                     3,538,458      3,202,649
Less accumulated depreciation
and amortization                    (2,126,891)    (1,568,324)
                                  ------------    -----------

                                  $  1,411,567    $ 1,634,325
                                  ------------    -----------
                                  ------------    -----------

Depreciation and amortization expense amounted to $567,368, $519,439, and $444,511 in 1996, 1995, and 1994, respectively.

5. ACCRUED LIABILITIES

Accrued liabilities consist of the following at October 31:

                                         1996          1995
                                      ---------     ---------

Accrued compensation and benefits     $ 405,924     $  99,245
Accrued rent                            150,755       134,697
Other                                   221,842       277,699
                                      ---------     ---------
                                      $ 778,521     $ 511,641
                                      ---------     ---------
                                      ---------     ---------

6.  ADVANCES FROM SHAREHOLDERS

During 1994, Dwight Romanica advanced the Company $300,000. The advance was unsecured and the Company paid interest of $24,000. Half of the advance ($150,000) was repaid by February 28, 1995 and $150,000 was exchanged for 30,000 common shares.

During 1995, a director, W. Thomas Rinehart advanced the company $250,000. The advance was unsecured and has an interest rate of 10%. The Company repaid principal of $30,000 and paid interest of $13,456 in fiscal 1995; repaid principal of $124,235 and interest of $37,732 in fiscal 1996. The remaining principal balance of $95,765 is due on demand and is being repaid in weekly installments.

                         CANMAX INC. AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.  LEASEHOLD AND CAPITAL LEASE OBLIGATIONS

Through October 31, 1996, a total of $593,843 of leasehold obligations were incurred on behalf of the Company. Of this amount, $0, $0 and $300,000 were incurred in 1996, 1995 and 1994, respectively. These costs have been capitalized as leasehold improvements and are to be repaid with interest calculated at 8% to 11% per annum in monthly installments of $11,104, over the remaining lease term, which terminates on August 31, 1998.

The Company leased equipment under capital leases in 1996 totaling $106,050. The capital lease obligations are to be repaid with interest at 15% to 16% per annum in monthly installments of $2,995 through June, 2000.

Future minimum payments due under leasehold and capital lease obligations are as follows:

          Years ended October 31:

          1997                           $ 153,732
          1998                             134,100
          1999                              35,940
          2000                              21,874
          2001                                   -
                                         ---------


Total future minimum lease payments        345,646
Less amount representing interest           47,570
                                         ---------
Present value of minimum lease payments    298,076
Less current portion                       128,282
                                         ---------
Leasehold and capital lease obligations
 less current portion                    $ 169,794
                                         ---------
                                         ---------

8. LONG-TERM DEBT

Long-term debt consists of the following at October 31:

                                              1996
                                              ----
Bank term loan                           $ 120,136
Less current portion                        34,022
                                         ---------
                                         $  86,114
                                         ---------
                                         ---------

Interest is charged on outstanding amounts at the prime rate (8.25% at October 31, 1996), payable monthly. Obligations due under the bank term loan are secured by investments in government securities totaling $133,335 at October 31, 1996. Such restricted investments are classified as other noncurrent assets.

                         CANMAX INC. AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Future maturities of long-term debt are as follows:

               1997              $  34,022
               1998                 35,210
               1999                 36,499
               2000                 14,405
                                 ---------

                                 $ 120,136
                                 ---------
                                 ---------

9.  STOCK OPTIONS

In 1990, the Company adopted a stock option plan (the "Stock Option Plan"). The Stock Option Plan authorizes the Board of Directors to grant up to 1,200,000 options to purchase common shares of the Company. No options will be granted to any individual director or employee which will, when exercised, exceed 5% of the issued and outstanding shares of the Company. The term of any option granted under the Stock Option Plan is fixed by the Board of Directors at the time the options are granted, provided that the exercise period may not be longer than 10 years from the date of granting. The exercise price of any options granted under the Stock Option Plan is the fair market value at the date of grant. Activity under the Stock Option Plan for the three years ended October 31, 1996 was as follows:

                                         Number of shares   Option price per share
                                         ----------------   ----------------------
Options outstanding at October 31, 1993       258,710           $2.15 - $15.00
                Options granted               272,300            5.00 -   7.85
                Options exercised             102,000            1.95 -  12.10
                Options canceled               17,100            6.75 -  15.00
                                            ---------           --------------

Options outstanding at October 31, 1994       411,910            1.95 -   6.25
                Options granted               418,200            2.50 -   5.00
                Options exercised             294,200            3.75 -   5.00
                Options canceled               45,360            5.00 -   6.75
                                            ---------           --------------

Options outstanding at October 31, 1995       490,550            2.50 -   5.00
                Options granted               729,600            1.88 -   4.19
                Options exercised              77,600            1.90 -   2.88
                Options canceled               91,500            2.25 -   6.25
                                            ---------           --------------

Options outstanding at October 31, 1996     1,051,050           $1.88 - $ 5.00
                                            ---------           --------------
                                            ---------           --------------

Effective December 29, 1995, employee options to purchase 87,100 shares of the Company's Common stock were repriced to the then current market price. The repricing was made because management believed that the higher priced options were no longer a motivating factor for key employees and officers. The options repriced are reflected in the cancellation and grant activity for 1996.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting

                         CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

All options granted under the Stock Option Plan have up to 10 year terms and have vesting periods which range from 0 to 3 years from the grant date. Pro Forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1996; applicable risk-free interest rates based on the current treasury-bill interest rate at the grant date, which ranged from 5.2% to 5.6%; dividend yields of 0%; volatility factors of the expected market price of the company's common stock of between 0.8 and 0.9; and an expected life of the option of between 2 and 7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company' employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The effects of applying SFAS No. 123 in computing the pro forma disclosures presented below are not indicative of future amounts as only options granted subsequent to October 31, 1995 have been included in the pro forma computations. The Company's pro forma information for the year ended October 31, 1996 is as follows:

Pro forma net loss        $(443,104)
                          ---------
                          ---------
Pro forma loss
   per share              $   (0.09)
                          ---------
                          ---------

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company's stock option activity, and related information for the year's ended October 31, 1996 is as follows:

                      Number of    Weighted-Average
                       Shares       Exercise Price
                      ---------    ----------------
Outstanding -
beginning of year      490,550           $4.10
Granted                729,600            2.19
Exercised               77,600            2.69
Canceled                91,500            4.86

Outstanding-
end of year          1,051,050            3.04

Exerciseable at
end of year            623,300            3.67

Weighted-average
fair value of options
granted during the
year                                      2.18


The weighted average remaining contractual life of options outstanding at October 31, 1996 is 5.37 years.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of October 31 are as follows:

                                                        1996             1995
                                                    ------------      ---------
Deferred tax assets:
Current:
     Allowance for doubtful accounts                $     32,370      $  24,200
     Provisions and accrued expenses                      69,700              -
     Less: valuation allowance                          (102,070)       (24,000)
                                                    ------------     ----------
Total current                                                  -              -
                                                    ------------     ----------
Noncurrent:
     Capitalized software and intellectual property      417,613        896,104
     Property and equipment                               19,927         20,741
     Net operating loss                                6,503,397      6,101,502
     Other                                                     -         40,717
     Less: valuation allowance                        (6,940,937)    (7,059,064)
                                                    ------------     ----------
Total noncurrent                                               -              -
                                                    ------------     ----------
Total deferred tax assets                            $         -    $         -
                                                    ------------     ----------
                                                    ------------     ----------

The valuation allowance for deferred tax assets decreased by $40,057 during the year ended October 31, 1996.

The reconciliation of income tax provision at the statutory United States federal income tax rates to income tax provision is:

                                         1996          1995           1994
                                         ----          ----           ----
Income tax provision (benefit) at
  statutory rate                       $ 48,489    $(1,269,713)   $(2,039,918)
Benefit of net operating loss not
recognized                                    -      1,331,851      2,039,918
Other                                   (48,489)       (62,138)             -
                                       --------    -----------    -----------
                                       $      -    $         -    $         -
                                       --------    -----------    -----------
                                       --------    -----------    -----------

At October 31, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $19.1 million which expire in 2006 through 2010. Utilization of net operating losses may be subject to annual limitations due to the ownership change limitation provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses before utilization. At October 31, 1996 the net operating losses carry forwards of the Company and its subsidiaries were not subject to any material annual limitation.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS

The Company leases office space and computer equipment under noncancellable operating leases. Future minimum lease payments for the fiscal years ending October 31 are as follows:

                    1997             $  608,277
                    1998                511,323
                    1999                 27,238
                                     ----------
                                     $1,146,838
                                     ----------
                                     ----------

Total rent expense amounted to $498,631, $633,060, and $528,940 for 1996, 1995, and 1994, respectively.

12. BENEFIT PLAN

Effective January 1, 1994, the Company implemented an Internal Revenue Code
Section 401(k) Profit Sharing Plan for all employees of the Company. The Plan provides for voluntary contributions by employees into the Plan subject to the limitations imposed by the Internal Revenue Code Section 401(k). The Company may match employee contributions to a discretionary percentage of the employees contribution. The Company's matching funds are determined at the discretion of the Board of Directors and are subject to a seven year vesting schedule from the date of original employment. The Company made no matching contributions during the years ended October 31, 1996, 1995 and 1994.

                        CANMAX INC.  AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                                                    APRIL 30,      OCTOBER 31,
                                                      1997            1996
                                                  -----------     ------------
ASSETS                                            (UNAUDITED)

Current Assets:

   Cash                                           $    71,573    $   908,772
   Accounts receivable, net (Note B)                2,726,096      2,027,288
   Inventory (Note C)                                  50,582        388,800
   Prepaid expenses and other                         151,715        202,513
                                                  -----------    -----------

Total current assets                                2,999,966      3,527,373

Property and equipment at cost less
 accumulated depreciation and amortization
 of $2,386,244 in 1997 and $2,126,891 in 1996       1,094,989      1,411,567

Capitalized software costs, net of
 accumulated amortization of $723,564
 in 1997 and $607,857 in 1996                         401,292        516,999

Intellectual property rights, net of accumulated
 amortization of $631,284 in 1997 and $620,173
 in 1996                                               38,889         50,000

Other assets                                          134,329        144,194
                                                  -----------    -----------

                                                  $ 4,669,465    $ 5,650,133
                                                  -----------    -----------
                                                  -----------    -----------


See accompanying notes.

                        CANMAX INC. AND SUBSIDIARIES

                                                APRIL 30,     OCTOBER 31,
                                                  1997           1996
                                             -------------   -------------
                                              (UNAUDITED)

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Accounts payable                         $    827,203   $  1,724,195
    Accrued liabilities                           496,566        778,521
    Deferred revenue                              271,871        558,122
    Current portion of lease obligation           132,839        128,282
    Current portion of long-term debt              34,703         34,022
    Advance from shareholder (Note E)                   -         95,765
                                             ------------   ------------

          Total current liabilities             1,763,182      3,318,907

Lease obligations                                 103,060        169,794
Long - term debt                                   68,600         86,114


Shareholders' equity:

    Common stock, no par value,
     44,169,100 shares authorized;
     6,611,005 and 5,012,869 shares
     issued and outstanding in 1997
     and 1996, respectively                    23,234,233     18,372,574

    Option to purchase common stock
     (Note D)                                           -      4,861,659

    Accumulated deficit                       (20,499,610)   (21,158,915)
                                             ------------   ------------

          Total shareholders' equity            2,734,623      2,075,318
                                             ------------   ------------

                                             $  4,669,465   $  5,650,133
                                             ------------   ------------
                                             ------------   ------------


See accompanying notes.

                         CANMAX INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                       FOR THE SIX MONTHS
                                                         ENDED APRIL 30,
                                                  ----------------------------
                                                     1997              1996
                                                  ----------       -----------
Revenues:

     Software licenses and product revenue        $  654,761      $  1,424,823
     Development                                   6,081,848         2,692,577
     Service agreements                              997,565         1,041,488
                                                  ----------      ------------

                                                   7,734,174         5,158,888
                                                  ----------      ------------

Costs and expenses:

     Costs of software licenses and product
      revenue                                        474,353         1,206,010
     Cost of development revenues                  2,991,773         1,016,376
     Customer service                              1,154,793         1,130,447
     Product development                             314,515           550,087
     General and administrative                    1,878,471         1,560,392
     Sales and marketing                             253,753           231,092
     Interest and financing                            7,250            18,632
                                                  ----------      ------------

                                                   7,074,908         5,713,036
                                                  ----------      ------------

Net income (loss)                                 $  659,266      $  (554,148)
                                                  ----------      ------------
                                                  ----------      ------------

Net income (loss) per common and
 common equivalent share                          $      .10         $  (0.11)
                                                  ----------      ------------
                                                  ----------      ------------

Weighted average common and common
 equivalent shares outstanding                     6,618,348         4,952,824
                                                  ----------      ------------
                                                  ----------      ------------

See accompanying notes.

                         CANMAX INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                   FOR THE SIX MONTHS
                                                     ENDED APRIL 30,
                                               -------------------------
                                                   1997          1996
                                               ----------    -----------
Operating activities:

Net income (loss)                              $  659,266    $ (554,148)

Adjustments to reconcile net income (loss)
 to net cash used in operating activities:
   Depreciation and amortization                  470,935       441,077
   Loss on disposal of assets                       8,958             -
   Writedown of inventory                               -       217,623
   Writedown of investment                              -        18,675
Changes in assets and liabilities:
   Accounts receivable                           (698,808)     (134,636)
   Inventory                                      338,218       (74,748)
   Prepaid expenses and other                      50,798      (110,355)
   Accounts payable                              (896,992)     (261,889)
   Accrued liabilities                           (281,955)       39,733
   Deferred revenue                              (286,251)      219,315
                                               ----------    ----------

Net cash used in operating activities            (635,831)     (199,353)

Investing activities:

   Purchase of property and equipment             (36,496)      (31,226)
   Capitalized software costs                           -      (128,874)
   Decrease in other assets                         9,865        19,817
                                               ----------    ----------

   Net cash used in investing activities          (26,631)     (140,283)

Financing activities:

   Net proceeds from issuance of
    common stock                                        -       208,940
   Decrease in  lease obligation                  (62,178)      (55,963)
   Decrease in development obligation                   -       (65,000)
   Repayment of shareholder advance               (95,765)      (16,154)
   Repayment on borrowing                         (16,833)            -
                                               ----------    ----------

   Net cash (used in) provided by financing
    activities                                   (174,776)       71,823
                                               ----------    ----------

Effect of exchange rate changes on cash                39        (2,409)
                                               ----------    ----------

Net decrease in cash                             (837,199)     (270,222)

Cash at beginning of period                       908,772       477,364
                                               ----------    ----------

Cash at end of period                          $   71,573    $  207,142
                                               ----------    ----------
                                               ----------    ----------

See accompanying notes.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six month period ended April 30, 1997 are not necessarily indicative of the results that may be expected for the year ended October 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10K for the year ended October 31, 1996. Certain amounts in the 1996 condensed consolidated statement of operations have been reclassified to conform with the 1997 presentation.

NOTE B - ACCOUNTS RECEIVABLE

At April 30, 1997, accounts receivable included approximately $1,800,000 of work performed for which billings have not been presented to the customer or for which amounts are not contractually billable. The Company billed and collected approximately $500,000 of this amount in May, 1997. Approximately $960,000 was billed and is scheduled to be collected in June, 1997. The remaining amounts are scheduled to be billed and collected in July, 1997.

NOTE C - INVENTORY

Inventory consists primarily of computer hardware and purchased software.

NOTE D - EDS AGREEMENTS AND TRANSACTION

The company signed agreements with Electronic Data Systems Corporation ("EDS") in April 1993 which were amended in October 1994. Under the terms of the amended agreements, EDS marketed the Company's software, services and hardware technology to the retail petroleum marketplace exclusively, and the Company offered EDS the right to participate with its customers and prospective customers and to acquire up to 25% of the Company's common stock calculated on a fully diluted basis at the time of exercise, at an exercise price of not less than 75% of the market value of the common stock at the time of exercise, minus $4,861,659, which would be reduced by royalties or similar payments received by EDS from any licensing of the Company's product other than through EDS.

On April 29, 1997, EDS exercised its option to acquire up to 25% of the Company's common stock, resulting in the Company issuing an additional 1,598,136 shares. The Company accounted for this transaction by reclassifying the amount associated with the option to common stock. EDS then immediately sold its total interest in the Company, representing 1,863,364 shares, in a private transaction to two Texas-based institutional investors. In conjunction with this transaction, the Company entered into registration rights agreements with the two institutional investors.

Additionally, EDS and the Company agreed to amend a license and grant of rights agreement which specifies rights and obligations of both parties as to 788 of the Company's site licenses currently owned by EDS, and to terminate all formal agreements including the aforementioned stock option agreement, as well as their joint marketing and other supporting business agreements.

                        CANMAX INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE E - ADVANCES FROM SHAREHOLDERS

During the first quarter of 1995, a director, W. Thomas Rinehart, advanced the Company $250,000. The advance was unsecured and had an interest rate of 10%. The principal balance was due on demand and was being repaid in weekly installments. Principal payments of $95,765 were repaid during the six month period ended April 30, 1997.

NOTE F - NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

Net income (loss) per common and common equivalent share is based upon the weighted average number of common shares outstanding, and when dilutive, common equivalent shares outstanding during the period. Common equivalent shares consist of stock options (using the treasury stock method) and the EDS Option (Note D).

NOTE G - NEW ACCOUNTING STANDARD

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share will be replaced by a simpler calculation called "basic" earnings per share. This calculation will exclude all common stock equivalents and other dilutive securities (i.e. options, warrants and convertible instruments). Under the new requirements, "diluted" earnings per share will replace the existing fully diluted earnings per share calculation. The new diluted earnings per share will include the effect of all dilutive instruments if they meet certain requirements. Under the new standards, earnings (loss) per share would be as follows:

                                    For the six months
                                      ended April 30
                                  1997               1996
                                  ----               ----
          Basic                  $  .13             $  (.11)
          Diluted                $  .10             $  (.11)

                       REPORT OF INDEPENDENT ACCOUNTANTS




TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
AUTO-GAS SYSTEMS, INC.


In our opinion, the financial statements of Auto-Gas Systems, Inc. (the "Company") listed in the accompanying index present fairly, in all material respects, the financial position of the Company at September 30, 1996 and 1995, and the results of its operations and its cash flows for the three years ended September 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for income taxes in fiscal 1994.

/s/ Price Waterhouse LLP
Fort Worth, Texas
November 8, 1996

AUTO-GAS SYSTEMS, INC.

BALANCE SHEETS
-------------------------------------------------------------------------------------

                                            MARCH 31,            SEPTEMBER 30,
                                              1997             1996         1995
                                           -----------     -----------    ----------
                                           (unaudited)
ASSETS
Current assets
  Cash and cash equivalents                $ 2,358,053     $ 3,137,473    $2,882,179
  Accounts and notes receivable, net of
    allowance for doubtful accounts of
    $356,171, $332,924 and $291,020,
    respectively                             2,444,107       2,020,890     1,845,500
  Inventories                                2,299,657       2,118,754     1,676,276
  Deferred tax assets                          239,625         350,609       428,339
  Prepaid expenses and other current
    assets                                     570,858         313,500       277,555
                                           -----------     -----------    ----------
    Total current assets                     7,912,300       7,941,226     7,109,849

Property and equipment, net                    660,453         682,737       396,830
Computer software development and
  acquisition costs, net                     1,247,048       1,228,564       881,876
Investment in FST Holdings                     283,547         324,099       374,582
Other assets                                     6,657          16,373        40,423
                                           -----------     -----------    ----------
    Total assets                           $10,110,005     $10,192,999    $8,803,560
                                           -----------     -----------    ----------
                                           -----------     -----------    ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                         $   563,104     $   561,507    $  500,809
  Accrued warranty                             258,831         284,963       160,770
  Accrued management bonus                       5,042         283,170       297,355
  Accrued franchise taxes                      186,986         183,557       120,798
  Accrued commissions                           31,589          44,007       126,569
  Accrued expenses and other current
    liabilities                                460,298         374,340       255,779
  Deferred revenue                             124,283          15,000       380,563
                                           -----------     -----------    ----------
    Total current liabilities                1,630,133       1,746,544     1,842,643

Deferred tax liabilities                       396,044         418,881       335,975

Commitments and contingencies (Note 10)

Stockholders' equity:
  Common stock, $1 par value, 3,000,000
    shares authorized, 1,541,794 shares
    issued and outstanding                   1,541,794       1,541,794     1,541,794
  Additional paid-in capital                 5,344,739       5,344,739     5,344,739
  Retained earnings (deficit)                1,197,295       1,141,041      (261,591)
                                           -----------     -----------    ----------
    Total stockholders' equity               8,083,828       8,027,574     6,624,942
                                           -----------     -----------    ----------
    Total liabilities and stockholders'
      equity                               $10,110,005     $10,192,999    $8,803,560
                                           -----------     -----------    ----------
                                           -----------     -----------    ----------

    The accompanying notes are an integral part of these financial statements.

AUTO-GAS SYSTEMS, INC.

STATEMENTS OF INCOME
----------------------------------------------------------------------------------------------------------------------

                                               FOR THE SIX MONTHS
                                                 ENDED MARCH 31,                FOR THE YEARS ENDED SEPTEMBER 30,
                                            --------------------------    --------------------------------------------
                                               1997             1996          1996            1995             1994
                                            ----------      ----------    -----------      -----------     -----------
                                                  (unaudited)
Revenues:
  Systems                                   $3,153,881      $5,007,791    $ 9,529,884      $ 9,907,056     $ 8,512,754
  Software                                     621,405         948,596      1,483,934          864,042       1,479,526
  Development                                  177,170         203,034        271,526          755,412         136,680
  Support and service agreements               750,214         542,634      1,159,174          555,852         224,158
                                            ----------      ----------    -----------      -----------     -----------
                                             4,702,670       6,702,055     12,444,518       12,082,362      10,353,118
                                            ----------      ----------    -----------      -----------     -----------
Costs and expenses:
  Cost of systems                            1,352,466       1,876,424      3,572,913        3,554,288       3,788,184
  Cost of software                              64,193         120,501        203,351          378,119         323,518
  Cost of development                           14,672         132,075        182,082          762,134           7,039
  Cost of support and service
    agreements                                  78,855          94,260        241,843           63,860          31,652
  Writedown of capitalized software                  -               -              -          892,060               -
  Sales and marketing                          887,094         813,246      1,612,475        1,427,587       1,182,185
  Product development                          515,987         416,966      1,066,365          560,025         582,646
  Support services                             947,464         700,615      1,654,111          948,557         549,326
  General and administrative                   733,653         861,648      1,730,753        1,658,136       1,266,785
                                            ----------      ----------    -----------      -----------     -----------
                                             4,594,384       5,015,735     10,263,893       10,244,766       7,731,335
                                            ----------      ----------    -----------      -----------     -----------
                                               108,286       1,686,320      2,180,625        1,837,596       2,621,783

Other income (expense):
  Interest income                               61,563          66,905        141,678          104,386          10,098
  Interest expense                                   -               -          (124)           (4,068)        (29,648)
  Equity loss in FST Holdings                  (40,552)        (45,883)       (87,983)        (134,467)       (117,701)
                                            ----------      ----------    -----------      -----------     -----------
Income before income tax expense               129,297       1,707,342      2,234,196        1,803,447       2,484,532
Income tax expense                              73,043         645,380        831,564          728,583         116,294
                                            ----------      ----------    -----------      -----------     -----------
Net income                                  $   56,254      $1,061,962    $ 1,402,632      $ 1,074,864     $ 2,368,238
                                            ----------      ----------    -----------      -----------     -----------
                                            ----------      ----------    -----------      -----------     -----------

     The accompanying notes are an integral part of these financial statements.

AUTO-GAS SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                ADDITIONAL     RETAINED
                                                    COMMON       PAID-IN       EARNINGS
                                       SHARES       STOCK        CAPITAL       (DEFICIT)        TOTAL
                                     ---------   -----------   -----------   -------------   -----------
Balance at September 30, 1993        1,541,794   $ 1,541,794   $ 5,344,739   $ (3,704,693)   $ 3,181,840

Net income for the year ended
 September 30, 1994                                                             2,368,238      2,368,238
                                     ---------   -----------   -----------   -------------   -----------

Balance at September 30, 1994        1,541,794     1,541,794     5,344,739     (1,336,455)     5,550,078

Net income for the year ended
 September 30, 1995                                                             1,074,864      1,074,864
                                     ---------   -----------   -----------   -------------   -----------

Balance at September 30, 1995        1,541,794     1,541,794     5,344,739       (261,591)     6,624,942

Net income for the year ended
 September 30, 1996                                                             1,402,632      1,402,632
                                     ---------   -----------   -----------   -------------   -----------

Balance at September 30, 1996        1,541,794     1,541,794     5,344,739      1,141,041      8,027,574

Net income for the six months
 ended March 31, 1997 (unaudited)                                                  56,254         56,254
                                     ---------   -----------   -----------   -------------   -----------

Balance at March 31, 1997
 (unaudited)                         1,541,794   $ 1,541,794   $ 5,344,739   $  1,197,295    $ 8,083,828
                                     ---------   -----------   -----------   -------------   -----------
                                     ---------   -----------   -----------   -------------   -----------

                 The accompanying notes are an integral part of
                         these financial statements.

AUTO-GAS SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                         FOR THE SIX MONTHS                    FOR THE YEARS
                                                           ENDED MARCH 31,                   ENDED SEPTEMBER 30,
                                                      ------------------------     --------------------------------------
                                                         1997          1996            1996         1995          1994
                                                      ----------    ----------     ----------    ----------    ----------
                                                            (unaudited)
Cash flows from operating activities:
  Net income                                          $   56,254    $1,061,962     $1,402,632    $1,074,864    $2,368,238
  Adjustments to reconcile net income to net
   cash provided by (used for) operating activities:
     Depreciation and amortization                        96,756        72,251        160,613       135,664       123,598
     Writedown and amortization of
      capitalized software                               132,728       131,766        256,413     1,271,766       600,362
     Deferred income taxes                                88,147       112,985        160,636       (38,174)      (54,190)
     Equity loss in FST Holdings                          40,552        45,883         87,983       134,467       117,701
     Bad debt expense                                     23,247        32,156         41,904       107,252        17,545

     Changes in assets and liabilities providing
      (using) cash:
        Accounts and notes receivable                   (446,464)     (734,977)      (217,294)      (76,646)     (527,075)
        Inventories                                     (180,903)      (85,564)      (442,478)     (355,060)     (439,165)
        Prepaid expenses and other current
         assets                                         (257,358)      129,091        (35,945)      (51,468)     (173,387)
        Other assets                                       9,716        13,525         24,050        36,865        51,061
        Accounts payable                                   1,597       180,250         60,698        42,916       (93,623)
        Accrued expenses and other current
         liabilities                                    (118,008)       77,692       (156,797)      265,579       695,524
                                                      ----------    ----------     ----------    ----------    ----------
Cash provided by (used for) operating activities        (553,736)    1,037,020      1,342,415     2,548,025     2,686,589
                                                      ----------    ----------     ----------    ----------    ----------

Cash flows from investing activities:
  Purchase of property and equipment                     (74,472)     (186,753)      (446,520)     (226,762)     (180,106)
  Computer software development and
   acquisition costs                                    (151,212)     (199,940)      (603,101)     (558,699)     (219,881)
  Investment in FST Holdings                                   -             -        (37,500)     (112,500)     (328,000)
                                                      ----------    ----------     ----------    ----------    ----------
Cash used for investing activities                      (225,684)     (386,693)    (1,087,121)     (897,961)     (727,987)
                                                      ----------    ----------     ----------    ----------    ----------

Cash flows from financing activities:
  Net repayments on line of credit and
   other notes                                                 -             -              -      (235,369)     (951,215)
                                                      ----------    ----------     ----------    ----------    ----------
Cash used for financing activities                             -             -              -      (235,369)     (951,215)
                                                      ----------    ----------     ----------    ----------    ----------

Net increase (decrease) in cash and cash equivalents    (779,420)      650,327        255,294     1,414,695     1,007,387

Cash and cash equivalents, beginning of period         3,137,473     2,882,179      2,882,179     1,467,484       460,097
                                                      ----------    ----------     ----------    ----------    ----------
Cash and cash equivalents, end of period              $2,358,053    $3,532,506     $3,137,473    $2,882,179    $1,467,484
                                                      ----------    ----------     ----------    ----------    ----------
                                                      ----------    ----------     ----------    ----------    ----------

Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest                                         $        -    $        -     $      124    $    4,990    $   50,408
                                                      ----------    ----------     ----------    ----------    ----------
                                                      ----------    ----------     ----------    ----------    ----------
     Income taxes                                     $   89,066    $  289,052     $  597,844    $1,081,036    $        -
                                                      ----------    ----------     ----------    ----------    ----------
                                                      ----------    ----------     ----------    ----------    ----------

  The accompanying notes are an integral part of these financial statements.

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.   NATURE OF BUSINESS

     DESCRIPTION OF BUSINESS. Auto-Gas Systems, Inc. ("Auto-Gas" or the "Company") was incorporated in the state of Delaware in December 1986. The Company is engaged in the design, development, manufacture, and marketing of automated fueling systems and convenience store automation software. Sales are achieved by in-house salesmen primarily to operators of convenience stores and gas stations located in the United States with some international sales.

     INTERIM FINANCIAL INFORMATION. The accompanying interim financial information for the six-month period ended March 31, 1997 and 1996 has not been audited but, in the opinion of management of the Company, includes all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the Company's financial position at March 31, 1997, and results of operations and cash flows for the six-month periods ended March 31, 1997 and 1996. The results of operations for the six-month period ended March 31, 1997 are not necessarily indicative of results expected for any subsequent period or the full year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     REVENUE RECOGNITION - Revenue from the sale of automated fueling systems and convenience store automation software is recognized upon shipment to customers when all significant risks of ownership have been transferred. Certain software sales are contingent upon acceptance after a trial period. In such cases, revenue is not recognized until after the trial period when the buyer becomes obligated to pay the Company. Revenue from software maintenance agreements is recognized ratably over the term of the agreement. Revenue from product development contracts is recorded as deferred revenue until completion of the related project and delivery to the customer.

     CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of account receivables and cash and cash equivalents in excess of FDIC insured limits. Substantially all of the Company's customers are engaged in convenience store and automated fueling system operations; however, credit risk is limited due to the large number of customers, their dispersion across many different geographic locations and the Company's ongoing performance of credit evaluations of its customers' financial condition. As of September 30, 1996, the Company had no significant concentration of credit risk. Cash and cash equivalents in excess of FDIC insured limits approximated $2,600,000 as of September 30, 1996. The Company has not experienced any losses on its cash and cash equivalents.

     CASH AND CASH EQUIVALENTS - For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



     INVENTORIES - Inventories are stated at the lower of cost or market with cost being determined using the first-in, first-out (FIFO) method. The cost of inventory includes material, freight-in, labor and overhead. The components of inventories are as follows:

                              MARCH 31,               SEPTEMBER 30,
                               1997              1996             1995
                            ------------      ------------    ------------
                             (unaudited)
Raw materials               $  1,279,429      $  1,212,243    $  1,034,502
Work-in-process                  196,056           158,458         109,867
Finished goods                   824,172           748,053         531,907
                            ------------      ------------    ------------
                            $  2,299,657      $  2,118,754    $  1,676,276
                            ------------      ------------    ------------
                            ------------      ------------    ------------

     PROPERTY AND EQUIPMENT - Property and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives ranging from five to seven years. Leasehold improvements are generally amortized on the straight-line method based on the shorter of an estimated useful life of ten years or the lease term. Maintenance and repairs are charged to income as incurred. The Company capitalizes renewals and betterments which significantly enhance the value or extend the useful life of an asset. Upon sale or retirement of depreciable assets, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is credited to or charged against income.

     IMPAIRMENT OF LONG-LIVED ASSETS - In March 1995, the Financial Accounting Standards Board issued FAS 121 on "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires companies to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. Upon adoption, where such circumstances exist, the Company will evaluate the carrying amount of the related long-lived assets by estimating future cash flows expected to result from the use of such assets and their eventual disposition. If future cash flows (undiscounted and without interest charges) are less than the carrying amount of the assets, an impairment loss will be recorded. The impairment loss is to be measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company is required to adopt this statement on October 1, 1996; however, such adoption is not expected to have an impact on the Company's results of operations or financial condition.

     RESEARCH AND DEVELOPMENT COSTS - Costs associated with research and development activities are expensed as incurred. Research and development costs expensed for the years ended September 30, 1996, 1995 and 1994 were $1,066,365, $560,025 and $582,646, respectively.

     COMPUTER SOFTWARE DEVELOPMENT AND ACQUISITION COSTS - The Company capitalizes the cost of purchased software as well as proprietary software development costs incurred subsequent to the establishment of technological feasibility and prior to general release of the product to the public. Annual amortization of capitalized software development costs is equal to the greater of the ratio of the products current gross revenues to the total of current and expected gross revenues or the straight-line method computed on

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



estimated useful lives ranging from three to seven years. At each balance sheet date, the unamortized capitalized costs for each product are compared to the net realizable value (NRV) of the product with any excess of capitalized costs over NRV written off. Accumulated amortization of capitalized software development and acquisition costs as of September 30, 1996 and 1995 were $3,478,239 and $3,221,827, respectively.
Amortization of software costs for the years ended September 30, 1996, 1995 and 1994 amounted to $256,413, $379,706 and $600,362, respectively, and is included in cost of systems and cost of software, as applicable, in the accompanying statements of income.

     During fiscal 1995, management's evaluation of the continued useful life and the net realizable value of capitalized software projects resulted in a writedown of capitalized computer software development costs of $892,060 which has been reflected in the accompanying statements of income.

     For the years ended September 30, 1996, 1995 and 1994, the Company received product development fees totaling $271,526, $755,412 and $136,680, respectively, and incurred development costs of $182,082, $429,134 and $7,039, respectively, under such contracts. Costs incurred under such product development contracts are capitalized in prepaid expenses and other current assets on the accompanying balance sheets and charged to cost of development upon the delivery of the product to the customer.

     ADVERTISING COSTS - The Company's advertising expenditures are expensed in the period the advertising first occurs. Advertising expense for the years ended September 30, 1996, 1995 and 1994 was $197,380, $138,487 and
$77,969, respectively.

     INCOME TAXES - Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability method, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities and other tax attributes, including tax loss and credit carryforwards. The Company provides a valuation allowance for the amount of tax assets not expected to be realized. The adoption of FAS 109 had no effect on the Company's results of operations or financial position.

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


     FAIR VALUES OF FINANCIAL INSTRUMENTS - The Company believes that the carrying amounts of its cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and other current liabilities approximate their fair market values due to their short-term nature.

     ACCOUNTING FOR STOCK-BASED COMPENSATION - In October 1995, the FASB issued FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), which is effective for fiscal years beginning after December 15, 1995. Effective October 1, 1996, the Company will adopt FAS 123 which establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock option compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles
Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB
25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. The Company will continue to account for stock-based employee compensation plans under the intrinsic method pursuant to APB 25 and will make the disclosures in its footnotes as required by FAS 123.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3.   INVESTMENT IN FST HOLDINGS

     Auto-Gas and FleetStar, Inc., which is a wholly-owned subsidiary of Jack
B. Kelley, Inc., each own 50% of FST Holdings. FST Holdings ("FST") is involved in a corporate joint venture with Lone Star Energy through FleetStar of Texas, L.L.C. (FleetStar), which is owned 50% by each. FleetStar develops and operates compressed natural gas fueling sites, the majority of which are in the Dallas/Fort Worth metroplex. Auto-Gas uses the equity method of accounting for its investment in FST.

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.   PROPERTY AND EQUIPMENT

     Property and equipment at September 30, 1996 and 1995 consisted of the following:
                                                     1996          1995
                                                 ------------   ----------
          Computer equipment                     $  1,032,193   $  770,272
          Furniture and fixtures                      246,441      176,834
          Marketing assets                            186,919      182,312
          Machinery and equipment                     127,281       90,333
          Other assets                                110,591       40,458
                                                 ------------   ----------
                                                    1,703,425    1,260,209
           Less:  accumulated depreciation
            and amortization                       (1,020,688)    (863,379)
                                                 ------------   ----------
                                                  $   682,737   $  396,830
                                                 ------------   ----------
                                                 ------------   ----------

     Depreciation and amortization expense for the years ended September 30, 1996, 1995 and 1994 was $160,613, $135,664 and $123,598, respectively.

5.   STOCK WARRANTS

     On September 1, 1993, Auto-Gas issued to the president of the Company warrants to purchase 142,667 shares of common stock at $4.50 per share.
     The value assigned to the warrants of $39,233 is reflected in other assets net of accumulated amortization of $39,233 and $26,156 at September 30, 1996 and 1995, respectively. The value was amortized ratably over the three-year period beginning October 1, 1993. The warrants may be exercised at any time until the expiration date of September 1, 1998. The Company has reserved 142,667 shares of common stock for exercise of these warrants.

6.   FEDERAL INCOME TAXES

     The provision for income taxes for the years ended September 30, 1996, 1995 and 1994 consisted of:


                                         1996          1995           1994
                                      ---------     ----------     ----------
     Current state                    $  62,470     $  132,471     $  110,484
     Current federal                    608,458        634,286         60,000
     Deferred                           160,636        (38,174)       (54,190)
                                      ---------     ----------     ----------
     Income tax expense               $ 831,564     $  728,583     $  116,294
                                      ---------     ----------     ----------
                                      ---------     ----------     ----------

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     Deferred tax assets and liabilities are comprised of the following:

                                                          SEPTEMBER 30,
                                                      1996             1995
                                                   -----------      -----------
     Deferred tax liabilities:
      Capitalized software and custom projects     $  (376,001)     $  (305,602)
      Depreciation and amortization                    (42,880)         (30,373)
                                                   -----------      -----------
        Total deferred tax liabilities                (418,881)        (335,975)
                                                   -----------      -----------
     Deferred tax assets:
      Bad debt and warranty reserves                   210,081          266,829
      Software amortization                             70,967          141,940
      Other                                             69,561           19,570
                                                   -----------      -----------
                                                       350,609          428,339
     Deferred tax assets valuation allowance                -                 -
                                                   -----------      -----------
        Total deferred tax assets                      350,609          428,339
                                                   -----------      -----------
     Net deferred tax (liabilities) assets         $   (68,272)     $    92,364
                                                   -----------      -----------
                                                   -----------      -----------

     The differences between the Company's effective tax rate and the federal statutory rate of 34% for the years ended September 30, 1996, 1995 and 1994 are as follows:

                                          1996           1995           1994
                                       ----------     ----------     ----------
     Tax at the statutory corporate
      rate                             $  759,627     $  613,172     $  844,741
     State income taxes, net of
      federal benefit                      41,230         87,431         81,791
     Undistributed loss in
      FST Holdings                         29,914         45,718         40,018
     Research and development
      credit                                    -        (45,859)             -
     Utilization of NOL carryforward            -              -       (854,319)
     Other, net                               793         27,121          4,063
                                       ----------     ----------     ----------
                                       $  831,564     $  728,583     $  116,294
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------
     Effective tax rate                    37%            40%             5%
                                       ----------     ----------     ----------
                                       ----------     ----------     ----------

     During the year ended September 30, 1994, the Company utilized $2,830,073 of operating loss carryforwards to offset taxable income.

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

7.   BENEFIT PLANS

     Under the terms of two incentive stock option plans (the "Plans"), Auto-Gas may grant 300,000 options to key employees and directors for the purchase of shares of its common stock. Terms of options under the Plans are determined by a committee consisting of two or more members of the Board of Directors and are not to exceed 10 years. The option price is determined by the committee and shall not be less than 100% of the fair market value of the common stock at the time of granting the option, or $3.35 per share, whichever is greater. The options are exercisable 40% after two years and an additional 20% each subsequent year. Information about the Plans for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                             1996         1995         1994
                                         -----------  -----------  -----------
     Options outstanding, October 1          300,000      183,000      198,000

       Granted                                     -      117,000            -
       Exercised                                   -            -            -
       Surrendered                            (8,500)           -      (15,000)
                                         -----------  -----------  -----------
     Options outstanding, September 30       291,500      300,000      183,000
                                         -----------  -----------  -----------
                                         -----------  -----------  -----------
     Exercisable, September 30               174,500      163,800      144,600
                                         -----------  -----------  -----------
                                         -----------  -----------  -----------
     Exercise Price, September 30        $3.50-$8.00  $3.50-$8.00  $3.50-$4.50
                                         -----------  -----------  -----------
                                         -----------  -----------  -----------

     During fiscal 1991, the Company implemented a 401(k) plan for all qualified employees of Auto-Gas. The Company may make contributions to the plan upon approval from the Board of Directors; however, employer contributions are not mandatory. Only employee contributions were made to the plan during fiscal 1996, 1995 and 1994.

8.   MAJOR CUSTOMERS

     During the years ended September 30, 1996, 1995 and 1994, one major customer accounted for 26%, 18% and 26%, respectively, of total sales.
     This customer was acquired by another company during fiscal 1996. The effect of this acquisition, if any, on future sales to this customer is not yet determinable. During the years ended September 30, 1996, 1995 and 1994, another major customer accounted for 7%, 13%, and 13%, respectively, of total sales.

9.   RELATED PARTY TRANSACTIONS

     Auto-Gas and AutoFuel Company (AFCO), an operator of unattended retail gasoline stations, have certain common stockholders, directors and officers. Revenues for the years ended September 30, 1996, 1995 and 1994 include $13,988, $45,392 and $17,498, respectively, of sales to AFCO. Accounts and notes receivable as of September 30, 1996 and 1995 include $26,372 and $62,258, respectively, due from AFCO. During the year ended September 30, 1994, Auto-Gas wrote off $100,952 of its September 30, 1993 receivable from AFCO as a result of the discharge of this liability by AFCO's bankruptcy proceedings.

AUTO-GAS SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     The Company subleases its administrative office facilities from AFCO. The terms of the sublease require payments, on a month-to-month basis, of $2,000 per month. The amount of rent paid for the years ended September 30, 1996, 1995 and 1994 was $24,000, $24,000 and $17,000, respectively.

10.  COMMITMENTS AND CONTINGENCIES

     At September 30, 1996, Auto-Gas does not have any operating leases with initial or remaining noncancellable lease terms in excess of one year. The amount of rent expense for the year ended September 30, 1996 aggregated $102,574.

     Auto-Gas is a party to various lawsuits arising in the ordinary course of its business and does not believe that the outcome of these lawsuits will have a material effect on the Company's financial position or results from operations.

11.  PROPOSED MERGER

     Subject to stockholder approval, the Company is considering a proposal whereby each outstanding share of the Company's common stock, $1.00 par value per share, will be converted into the right to receive 3.37623 shares of Canmax Inc. common stock and cash in lieu of any fractional shares.

                                 APPENDICES


APPENDIX A     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

APPENDIX B     OPINION OF CANMAX ADVISOR

APPENDIX C     OPINION OF AGSI ADVISOR

APPENDIX D     NOTICE OF APPRAISAL RIGHTS

                                   APPENDIX A

                               AMENDED AND RESTATED

                            AGREEMENT AND PLAN OF MERGER



                             DATED AS OF JUNE 16, 1997



                                     BETWEEN


                              AUTO-GAS SYSTEMS, INC.
                             (A DELAWARE CORPORATION)


                                       AND


                            CANMAX RETAIL SYSTEMS, INC.
                               (A TEXAS CORPORATION)


                                       AND


                                   CANMAX INC.
                             (A WYOMING CORPORATION)

                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
ARTICLE 1.   THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . .   1
     1.1.    The Merger . . . . . . . . . . . . . . . . . . . . . . . . . .   1
     1.2.    Effect of the Merger . . . . . . . . . . . . . . . . . . . . .   1
     1.3.    Effect of the Merger . . . . . . . . . . . . . . . . . . . . .   5
ARTICLE 2.   REPRESENTATIONS AND WARRANTIES OF AGSI . . . . . . . . . . . .   5
     2.1.    Organization; Good Standing. . . . . . . . . . . . . . . . . .   5
     2.2.    Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . .   5
     2.3.    Capitalization . . . . . . . . . . . . . . . . . . . . . . . .   5
     2.4.    Authority; Enforceability; Non-Contravention . . . . . . . . .   6
     2.5.    Financial Statements . . . . . . . . . . . . . . . . . . . . .   6
     2.6.    Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
     2.7.    Property . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
     2.8.    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . .   9
     2.9.    Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . .   9
     2.10.   Insurance. . . . . . . . . . . . . . . . . . . . . . . . . . .  10
     2.11.   Litigation . . . . . . . . . . . . . . . . . . . . . . . . . .  10
     2.12.   Registration Rights. . . . . . . . . . . . . . . . . . . . . .  11
     2.13.   Key Persons Insurance. . . . . . . . . . . . . . . . . . . . .  11
     2.14.   Certain Activities and Services. . . . . . . . . . . . . . . .  11
     2.15.   Governmental Permits . . . . . . . . . . . . . . . . . . . . .  11
     2.16.   Compliance With Laws . . . . . . . . . . . . . . . . . . . . .  11
     2.17.   RESERVED . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
     2.18.   Intellectual Property. . . . . . . . . . . . . . . . . . . . .  11
     2.19.   Employee Plans . . . . . . . . . . . . . . . . . . . . . . . .  12
     2.20.   Finder's Fees. . . . . . . . . . . . . . . . . . . . . . . . .  13
     2.21.   Directors, Officers and Employees. . . . . . . . . . . . . . .  13
     2.22.   Bank Accounts, etc.  . . . . . . . . . . . . . . . . . . . . .  13
     2.23.   RESERVED . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
     2.24.   Rule 145 Affiliates. . . . . . . . . . . . . . . . . . . . . .  13
     2.25.   Inventories. . . . . . . . . . . . . . . . . . . . . . . . . .  14
     2.26.   Customers. . . . . . . . . . . . . . . . . . . . . . . . . . .  14
     2.27.   Suppliers. . . . . . . . . . . . . . . . . . . . . . . . . . .  14
     2.28.   Real Property. . . . . . . . . . . . . . . . . . . . . . . . .  14
     2.29.   Employees, Labor Matters, Etc. . . . . . . . . . . . . . . . .  15
     2.30.   HSR. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
     2.31.   Further Representation . . . . . . . . . . . . . . . . . . . .  15
ARTICLE 3.   REPRESENTATIONS AND WARRANTIES OF CRSI AND CNMX. . . . . . . .  16
     3.1.    Organization; Good Standing; Listing . . . . . . . . . . . . .  16
     3.2.    Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . .  16
     3.3.    Capitalization . . . . . . . . . . . . . . . . . . . . . . . .  16
     3.4.    Authority; Enforceability; Non-Contravention . . . . . . . . .  17

     3.5.    Financial Statements . . . . . . . . . . . . . . . . . . . . .  17
     3.6.    Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
     3.7.    Property . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
     3.8.    Receivables. . . . . . . . . . . . . . . . . . . . . . . . . .  20
     3.9.    Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . .  20
     3.10.   Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     3.11.   Litigation . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     3.12.   Registration Rights. . . . . . . . . . . . . . . . . . . . . .  23
     3.13.   Key Person Insurance . . . . . . . . . . . . . . . . . . . . .  23
     3.14.   Certain Activities and Services. . . . . . . . . . . . . . . .  23
     3.15.   Governmental Permits . . . . . . . . . . . . . . . . . . . . .  23
     3.16.   Compliance With Laws . . . . . . . . . . . . . . . . . . . . .  23
     3.17.   RESERVED . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
     3.18.   Intellectual Property. . . . . . . . . . . . . . . . . . . . .  23
     3.19.   Employee Plans . . . . . . . . . . . . . . . . . . . . . . . .  24
     3.20.   Finder's Fees. . . . . . . . . . . . . . . . . . . . . . . . .  25
     3.21.   RESERVED . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     3.22.   Inventories. . . . . . . . . . . . . . . . . . . . . . . . . .  25
     3.23.   Customers. . . . . . . . . . . . . . . . . . . . . . . . . . .  26
     3.24.   Suppliers. . . . . . . . . . . . . . . . . . . . . . . . . . .  26
     3.25.   Real Property. . . . . . . . . . . . . . . . . . . . . . . . .  26
     3.26.   Directors, Officers and Employees. . . . . . . . . . . . . . .  27
     3.27.   Employees, Labor Matters, Etc. . . . . . . . . . . . . . . . .  27
     3.28.   HSR. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
     3.29.   CNMX Public Information. . . . . . . . . . . . . . . . . . . .  27
     3.30.   EDS Settlement . . . . . . . . . . . . . . . . . . . . . . . .  28
     3.31.   Further Representations. . . . . . . . . . . . . . . . . . . .  28
ARTICLE 4.   COVENANTS OF AGSI. . . . . . . . . . . . . . . . . . . . . . .  28
     4.1.    Operation Prior to the Closing Date. . . . . . . . . . . . . .  28
     4.2.    No Solicitation. . . . . . . . . . . . . . . . . . . . . . . .  29
     4.3.    AGSI Disclosure Schedule . . . . . . . . . . . . . . . . . . .  30
ARTICLE 5.   COVENANTS OF CNMX AND CRSI. . . . . . . . . . . . . . . . . . . 30
     5.1.   Operation Prior to the Closing Date . . . . . . . . . . . . . .  30
     5.2.   No Solicitation . . . . . . . . . . . . . . . . . . . . . . . .  32
     5.3.   CNMX Disclosure Schedule. . . . . . . . . . . . . . . . . . . .  33
     5.4.   Continuity of Business Enterprise . . . . . . . . . . . . . . .  33
ARTICLE 6.  ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . .  33
     6.1.   AGSI Stock Option Plans; Warrants . . . . . . . . . . . . . . .  33
     6.2.   Shareholders Meeting. . . . . . . . . . . . . . . . . . . . . .  34
     6.3.   Registration Statement and Proxy Statement; Listing of
             CNMX Common Shares . . . . . . . . . . . . . . . . . . . . . .  34
     6.4.   Access. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
     6.5.   Compliance with Securities Act; Registration Rights Agreement .  35
     6.6.   RESERVED. . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
     6.7.   Reasonable Efforts. . . . . . . . . . . . . . . . . . . . . . .  36
     6.8.   Public Announcements. . . . . . . . . . . . . . . . . . . . . .  36

     6.9.   Notification of Certain Matters . . . . . . . . . . . . . . . .  36
     6.10.  Letters of AGSI's Accountants . . . . . . . . . . . . . . . . .  37
     6.11.  SEC Filings . . . . . . . . . . . . . . . . . . . . . . . . . .  37
     6.12.  Reporting Requirements. . . . . . . . . . . . . . . . . . . . .  37
     6.13.  Indemnification . . . . . . . . . . . . . . . . . . . . . . . .  37
     6.14.  Resignation of Directors of AGSI. . . . . . . . . . . . . . . .  38
     6.15.  Number and Appointment of Directors of CNMX . . . . . . . . . .  38
     6.16.  AGSI Proposal . . . . . . . . . . . . . . . . . . . . . . . . .  38
ARTICLE 7.  CONDITIONS PRECEDENT TO MERGER. . . . . . . . . . . . . . . . .  39
     7.1.   Registration Statement. . . . . . . . . . . . . . . . . . . . .  39
     7.2.   No Order. . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
     7.3.   AGSI Proposal . . . . . . . . . . . . . . . . . . . . . . . . .  39
     7.4.   Goodwill Determination. . . . . . . . . . . . . . . . . . . . .  39
ARTICLE 8.  CONDITIONS PRECEDENT TO CLOSING BY CNMX AND CRSI. . . . . . . .  39
     8.1.   Stockholder Approval; Further Board Approval. . . . . . . . . .  40
     8.2.   Representations and Warranties. . . . . . . . . . . . . . . . .  40
     8.3.   AGSI Documents. . . . . . . . . . . . . . . . . . . . . . . . .  40
     8.4.   No Material Adverse Change. . . . . . . . . . . . . . . . . . .  40
     8.5.   Dissenters' Rights. . . . . . . . . . . . . . . . . . . . . . .  40
     8.6.   Non-Competition Agreement; Employment and Consulting
             Relationship . . . . . . . . . . . . . . . . . . . . . . . . .  40
     8.7.   Accountant's Consent Letter . . . . . . . . . . . . . . . . . .  41
     8.8.   AGSI Obligations Performed  . . . . . . . . . . . . . . . . . .  41
     8.9.   Satisfaction or Waiver of Conditions Precedent of AGSI. . . . .  41
     8.10.  RESERVED. . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
     8.11.  RESERVED. . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
     8.12.  Bank Account. . . . . . . . . . . . . . . . . . . . . . . . . .  41
     8.13.  CNMX's Investigation. . . . . . . . . . . . . . . . . . . . . .  41
     8.14.  Fairness Opinion. . . . . . . . . . . . . . . . . . . . . . . .  42
ARTICLE 9.  CONDITIONS PRECEDENT TO CLOSING BY AGSI . . . . . . . . . . . .  42
     9.1.   Stockholder Approval; Further Board Approval. . . . . . . . . .  42
     9.2.   Representations and Warranties. . . . . . . . . . . . . . . . .  42
     9.3.   CNMX and/or CRSI Documents. . . . . . . . . . . . . . . . . . .  43
     9.4.   Satisfaction or Waiver of Conditions Precedent of
             CNMX and CRSI. . . . . . . . . . . . . . . . . . . . . . . . .  43
     9.5.   CNMX and CRSI Obligations Performed . . . . . . . . . . . . . .  43
     9.6.   No Material Adverse Changes . . . . . . . . . . . . . . . . . .  43
     9.7.   AGSI's Investigation. . . . . . . . . . . . . . . . . . . . . .  43
     9.8.   Fairness Opinion. . . . . . . . . . . . . . . . . . . . . . . .  44
     9.9.   Non-Competition Agreement; Employment and Consulting
             Relationship . . . . . . . . . . . . . . . . . . . . . . . . .  44
     9.10.  Tax Advice. . . . . . . . . . . . . . . . . . . . . . . . . . .  44
ARTICLE 10. TERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . .  44
     10.1.  Termination by Mutual Consent . . . . . . . . . . . . . . . . .  44
     10.2.  Termination by AGSI . . . . . . . . . . . . . . . . . . . . . .  45

     10.3.  Termination by CNMX or CRSI . . . . . . . . . . . . . . . . . .  45
     10.4.  Termination Resulting from Acquisition Proposals. . . . . . . .  45
     10.5.  Effect of Termination . . . . . . . . . . . . . . . . . . . . .  45
ARTICLE 11. DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . .  46
     11.1.  Definitions . . . . . . . . . . . . . . . . . . . . . . . . . .  46
     11.2.  Defined Terms . . . . . . . . . . . . . . . . . . . . . . . . .  51
ARTICLE 12. MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . .  52
     12.1.  Expenses of the Transaction . . . . . . . . . . . . . . . . . .  52
     12.2.  Further Assurances. . . . . . . . . . . . . . . . . . . . . . .  52
     12.3.  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . .  52
     12.4.  No Modification Except in Writing . . . . . . . . . . . . . . .  53
     12.5.  Entire Agreement. . . . . . . . . . . . . . . . . . . . . . . .  53
     12.6.  Severability. . . . . . . . . . . . . . . . . . . . . . . . . .  53
     12.7.  Assignment. . . . . . . . . . . . . . . . . . . . . . . . . . .  53
     12.8.  Publicity; Announcements. . . . . . . . . . . . . . . . . . . .  53
     12.9.  Choice of Law . . . . . . . . . . . . . . . . . . . . . . . . .  54
     12.10. Captions; Construction. . . . . . . . . . . . . . . . . . . . .  54
     12.11. Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

                              AMENDED AND RESTATED
                           AGREEMENT AND PLAN OF MERGER


     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the "Agreement"), is made and entered into as of the 16th day of June, 1997, by and among AUTO-GAS SYSTEMS, INC., a Delaware corporation ("AGSI"), CANMAX RETAIL SYSTEMS, INC., a Texas corporation ("CRSI"), and CANMAX INC., a Wyoming corporation ("CNMX").


                               W I T N E S S E T H:

     WHEREAS, the respective Boards of Directors of CNMX, CRSI and AGSI have approved the merger of AGSI with and into CRSI pursuant and subject to the terms and conditions of this Agreement;

     WHEREAS, AGSI, CRSI and CNMX desire to make certain representations, warranties and agreements in connection with the Merger and also to set forth the various conditions to the Merger;

     WHEREAS, the Board of Directors of AGSI, CRSI and CNMX have adopted resolutions approving this Agreement;

     WHEREAS, the terms used in this Agreement shall have the meanings respectively ascribed to them in Article 11 hereof.

     NOW, THEREFORE, the parties hereto hereby adopt the above recitals and agree as follows:


ARTICLE 1.  THE MERGER

     1.1. THE MERGER. At the Effective Time, AGSI will merge with and into CRSI (the "Merger") in accordance with the terms and conditions of this Agreement. CRSI shall be the corporation surviving the Merger (the "Surviving Corporation") and shall continue to be governed by the laws of the State of Texas. The Merger shall have the effects specified under the TBCA and DGCL.

     1.2.   EFFECT OF THE MERGER.

            (a) EFFECTIVE TIME. At the Effective Time, subject in all instances to each of the terms, conditions, provisions and limitations contained in this Agreement, (i) AGSI will merge with and into CRSI by the filing with the Secretary of the States of Texas and Delaware Articles or a Certificate of Merger; (ii) each AGSI Share outstanding at the Effective Time, by said occurrence and with no further action on the part of the holder

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 1
     thereof, shall be transformed and converted into the right to receive, upon surrender of a certificate representing such AGSI Share ("AGSI Certificate"), the Conversion Amount, without interest or any similar payment thereon or with respect thereto; (iii) each share of common stock of CRSI outstanding prior to the Merger will, by said occurrence and with no further action on the part of the holder thereof, be transformed and converted into one share of common stock of the Surviving Corporation, so that thereafter CNMX will be the sole and exclusive owner of equity securities of the Surviving Corporation; and (iv) the Surviving Corporation shall be the owner of all of the business, assets, rights and other attributes thereto of, or held by, either AGSI or CRSI.

          (b) CONVERSION AMOUNT. On the Closing Date, each outstanding AGSI Share shall be exchanged for 3.37623 CNMX Shares ("Conversion Amount"), subject to adjustment as provided in Section 1.2(m).

          (c) CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of CRSI immediately prior to the Effective Time.

          (d) BYLAWS OF THE SURVIVING CORPORATION. The bylaws of the Surviving Corporation shall be the bylaws of CRSI immediately prior to the Effective Time.

          (e) BOARD OF DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The board of directors and officers of CRSI immediately prior to the Effective Time shall be the board of directors and the officers of the Surviving Corporation, respectively, immediately upon the Effective Time, and such persons shall serve in such positions for the respective terms provided by law or in the bylaws of the Surviving Corporation and until their respective successors are elected and qualified.

          (f) EXCHANGE PROCEDURES. Montreal Trust shall act as exchange agent hereunder (the "Exchange Agent"). In the event Montreal Trust is unable or unwilling to act as the Exchange Agent, CNMX and AGSI shall, upon mutual agreement, seek to select a comparable party to act as Exchange Agent. CNMX Shares shall be held by the Exchange Agent pursuant to the terms of an Exchange Agreement (the "Exchange Agreement") in a form reasonably acceptable to CNMX, AGSI and the Exchange Agent. Immediately prior to the Effective Time, CNMX shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the holders of AGSI Shares, the aggregate Conversion Amount (together with cash in an amount sufficient to be issued in lieu of fractional shares) issuable pursuant to Section 1.2(b) in exchange for outstanding AGSI Shares (the "Exchange Fund"). As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of AGSI Shares a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the AGSI Certificates shall pass, only upon actual delivery of the AGSI Certificates to the Exchange Agent and shall contain instructions for use in effecting the surrender of the AGSI Certificates in exchange for the Conversion Amount). Upon the surrender of an AGSI Certificate for cancellation to the Exchange Agent, together with such

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 2
     letter of transmittal, duly executed, the holder of such AGSI Certificate shall receive in exchange therefor the Conversion Amount for the AGSI Shares represented by such AGSI Certificate, and the AGSI Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 1.2(f), each AGSI Certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such AGSI Certificate, the Conversion Amount with respect to each AGSI Share represented thereby in accordance with the terms of this Agreement.

          (g) DIVIDENDS; TRANSFER TAXES. No dividends or other distributions that are declared on or after the Effective Time on CNMX Shares or are payable to the holders of record of CNMX Shares on or after the Effective Time will be paid to persons entitled by reason of the Merger to receive CNMX Shares until such persons surrender their AGSI Certificates, as provided in this Article 1. Subject to the effect of Applicable Law, there shall be paid to the record holder of CNMX Shares (i) at the time of such surrender or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to whole CNMX Shares and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount of dividends or other distributions payable with respect to CNMX Shares and having a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions. If any dividends, cash in lieu of fractional shares or CNMX Shares are to be paid to or issued in a name other than that in which the AGSI Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the AGSI Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of CNMX Shares in a name other than that of the registered holder of the AGSI Certificate surrendered or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

          (h) NO FRACTIONAL SHARES. No certificates or scrip representing fractional CNMX Shares shall be issued upon the surrender for exchange of AGSI Certificates pursuant to this Article 1, and, except as provided in this Section 1.2(h), no dividend or other distribution, stock split or interest shall relate to any such fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder of CNMX. In lieu of any fractional security, each holder of AGSI Shares who would otherwise have been entitled to a fraction of a CNMX Share upon surrender of AGSI Certificates for exchange pursuant to this
     Article 1 will be paid an amount in cash (without interest) equal to the value of the fractional share based upon the Closing Price. Any such payment of cash in lieu of fractional CNMX Shares shall be delivered to each former holder of AGSI Shares by check concurrent with the delivery of the portion of the Conversion Amount represented by CNMX Shares.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 3

          (i) RETURN OF EXCHANGE FUND. Any portion of the Exchange Fund and any dividends or distributions with respect to CNMX Shares which remain undistributed to the former holders of AGSI Shares for six (6) months after the Effective Time shall be delivered to CNMX, upon demand of CNMX, and any former holders of AGSI Shares who have not theretofore complied with this
     Article 1 shall thereafter look only to the Surviving Corporation and CNMX for payment of their claim for the Conversion Amount into which such AGSI Shares are convertible, any cash in lieu of fractional CNMX Shares, and any dividends or distributions with respect to CNMX Shares.

          (j) NO FURTHER OWNERSHIP RIGHTS IN COMMON STOCK. All CNMX Shares issued, and all cash paid pursuant to this Section 1.2, upon the surrender for exchange of AGSI Certificates in accordance with the terms hereof, shall be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the AGSI Shares.

          (k) CLOSING OF AGSI TRANSFER BOOKS. At the Effective Time, the stock transfer books of AGSI shall be closed and no transfer of AGSI Shares shall thereafter be made. If, after the Effective Time, AGSI Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 1.

          (l) FURTHER ASSURANCES. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of AGSI or CRSI, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of each such corporation, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of each of such corporations, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such corporations and otherwise to carry out the purposes of this Agreement.

          (m) CERTAIN ADJUSTMENTS. The Conversion Amount shall be subject to appropriate adjustment in the event of a stock split, stock dividend, cash dividend or distribution, asset dividend or distribution or other corporate distribution, reorganization or recapitalization with respect to the CNMX Shares subsequent to the date hereof on or prior to the Effective Time and permitted by this Agreement.

          (n) DISSENTER'S RIGHTS. To the extent that the holders of AGSI Shares exercise dissenter's rights pursuant to applicable provisions of the DGCL, the AGSI Shares of such holders shall not be converted into a right to receive the Conversion Amount, but the CNMX Shares representing the Conversion Amount attributable to such shares shall be held

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 4
     by the Exchange Agent, subject to the provisions of such law. If any such holder fails to perfect or withdraws or loses its dissenter's rights, such AGSI Shares shall then be treated as if they had been converted as of the Effective Time into a right to receive the Conversion Amount (in accordance with Section 1.2(f)).

              1.3. CLOSING. The Closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date (the "Closing Date") to be specified by the parties, which shall be no later than the fifth (5th) business day after the satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, unless another date or place is agreed to in writing by the parties hereto, at the offices of Arter & Hadden, Dallas, Texas, or some other mutually agreeable location in Dallas, Texas.

ARTICLE 2.    REPRESENTATIONS AND WARRANTIES OF AGSI

     AGSI hereby represents and warrants to CNMX and CRSI that as of the date hereof, except as set forth in the written Disclosure Schedule (the "AGSI Disclosure Schedule") delivered to CNMX and CRSI on or prior to July 1, 1997 that is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 2, including, but not limited to, the individual schedules referred to in this Article 2:

     2.1. ORGANIZATION; GOOD STANDING. AGSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified as a foreign corporation in the jurisdictions set forth in SCHEDULE 2.1(a). Except as set forth in SCHEDULE 2.1(b), AGSI is qualified as a foreign corporation in all jurisdictions in which it is required to qualify as a result of the conduct of its business or ownership of its properties and where the failure to be so qualified could reasonably be anticipated to have a Material Adverse Effect. AGSI has delivered to CNMX complete and correct copies of its Certificate of Incorporation and Bylaws as in effect on the date hereof.

    2.2. SUBSIDIARIES. There are no AGSI Subsidiaries. Except as set forth on SCHEDULE 2.2, AGSI does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, Joint Venture, association or other Person.

    2.3. CAPITALIZATION. The authorized capital stock of AGSI as of the date of this Agreement consists of 3,000,000 shares of common stock, $1.00 par value per share, of which 1,541,794 are issued and outstanding. SCHEDULE 2.3 sets forth, as of the date of this Agreement, a true and correct list of all outstanding options, warrants, calls, puts, commitments and other rights to purchase, or securities or other rights convertible or exchangeable into, capital stock of AGSI indicating the record and, to the Knowledge of AGSI, the beneficial owner thereof, the exercise, conversion or exchange price and period thereof, the term and any vesting or other conditions thereof. All securities issued or issuable by AGSI have been paid for and delivered in accordance with the terms of applicable agreements or instruments, duly authorized and validly issued and are fully paid and non-assessable; the holders thereof have no rights of rescission with respect thereto and are not subject to personal liability by reason of being such holders; none of such securities were

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 5
issued in violation of the preemptive rights of any holder of any security of AGSI or any similar rights granted by AGSI or Applicable Law.

     2.4. AUTHORITY; ENFORCEABILITY; NON-CONTRAVENTION. AGSI has the corporate power and authority to conduct the business and activities conducted by it and to own or lease the assets owned or leased by it. AGSI has the corporate power and authority (subject to shareholder approval as set forth in Section 9.1 and further approval of the Board of Directors of AGSI in connection with the satisfaction of the conditions set forth in Sections 7.3, 7.4, 9.7 and 9.8) to execute and deliver this Agreement and all other documents required to be executed and delivered by AGSI hereunder, to consummate the transactions hereby contemplated, and to take all other actions required to be taken by AGSI pursuant to the provisions hereof. This Agreement and all other documents required to be executed and delivered by AGSI hereunder have been duly authorized by all corporate action necessary on the part of AGSI (subject to shareholder approval as set forth in Section 9.1 and further approval of the Board of Directors of AGSI in connection with the satisfaction of the conditions set forth in Sections 7.3, 7.4, 9.7 and 9.8) and have been duly, or will when executed and delivered be duly, executed and delivered by AGSI and constitute the legal, valid and binding obligations of AGSI, enforceable against AGSI in accordance with their terms. Except as disclosed in SCHEDULE 2.4, neither the execution nor the delivery of this Agreement or any other documents required to be executed and delivered by AGSI hereunder or the consummation of the transactions hereby contemplated by AGSI (i) conflicts with or constitutes any violation or breach of the Certificate of Incorporation or the Bylaws of AGSI;
(ii) constitutes any violation or breach of, or gives any other Person any rights (including any right of acceleration, termination or cancellation) under, any AGSI Contract or other document or agreement to which AGSI is a party, the violation of which, in the aggregate, could reasonably be expected to have a Material Adverse Effect; (iii) constitutes a violation of any Order or Applicable Law; or (iv) will result in the creation of any Lien on any of the assets or properties of AGSI.

     2.5.   FINANCIAL STATEMENTS.

            (a) SCHEDULE 2.5 lists the audited financial statements of AGSI as of, and for the fiscal years ending September 30, 1994, 1995 and 1996 and the unaudited financial statement for the six months ended March 31, 1997 ("AGSI Cut-Off Date"), including the balance sheets and related statements of income and retained earnings (deficit) (collectively, the "AGSI Financial Statements"). The AGSI Financial Statements and all notes thereto
     (i) have been prepared in accordance with the books and records of AGSI;
     (ii) fairly present in all material respects the financial position and results of operations of AGSI as of the date thereof and for the periods referenced therein; (iii) are in accordance with GAAP; and (iv) have been delivered to CNMX; except, in each case, that (I) the unaudited interim AGSI Financial Statements are subject to normal and recurring year-end adjustments that AGSI, as of the date hereof, does not have any reason to believe will be material, and (II) footnote disclosure is omitted from such interim AGSI Financial Statements.

            (b)  Except as set forth on SCHEDULE 2.5, since the AGSI Cut-Off
     Date: (i) AGSI has conducted its business in the ordinary, regular course thereof; (ii) there has been

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 6
     no change in the financial condition of AGSI which has had or reasonably could be anticipated to have a Material Adverse Effect, or any damage, destruction or loss, not covered by insurance, which has had or reasonably could be anticipated to have a Material Adverse Effect, or any change in the nature, or in the condition, of the businesses of AGSI which has had or reasonably could be anticipated to have a Material Adverse Effect; or any event, condition or state of facts or any character whatsoever, the occurrence of which has had or reasonably could be anticipated to have a Material Adverse Effect; and (iii) except in the ordinary and regular course of its business, AGSI has not made any dispositions of any of assets; disposed of any records relating to assets or properties; borrowed any funds; incurred, assumed or become subject to any obligation or liability, indebtedness for borrowed money, absolute or contingent; paid, discharged, or satisfied any claim, liability or obligation, absolute, accrued, contingent or otherwise; canceled any debts owed to it or them; waived any claims or rights of value; granted or extended any power of attorney; or acted as any guarantor.

            (c) AGSI does not have either (i) any Liabilities that, in the aggregate, reasonably could be anticipated to have a Material Adverse Effect or (ii) any AGSI Severance Obligations, except (A) as described in the AGSI Financial Statements, (B) incurred since March 31, 1997 in the ordinary course of business consistent with past practices, (C) for legal, accounting, investment banking and similar transaction costs incurred in connection with this Agreement, or (D) as otherwise set forth on SCHEDULE
     2.5. Except as set forth on SCHEDULE 2.5, there has been no change in the business, financial condition, operations or prospects of AGSI, any repurchase of any capital stock of AGSI, any dividend declared or paid or any distribution made by AGSI with respect to such capital stock, since March 31, 1997 which has had or reasonably could be anticipated to have a Material Adverse Effect.

     2.6.   TAXES.

            (a) All Taxes levied, assessed, or imposed upon AGSI or its business, assets or properties as of the AGSI Cut-Off Date have been duly and fully paid or have been provided for on the Balance Sheet of AGSI in accordance with GAAP as of the AGSI Cut Off Date (the "AGSI Cut-Off Date Balance Sheet"). All reserves shown on the AGSI Cut Off Date Balance Sheet are reasonable estimates, as of the date hereof, of the amounts payable with regard to the contingency for which the reserve has been established. In addition, except as set forth on SCHEDULE 2.6, all filings, returns, and reports with respect to Taxes required by any foreign or domestic law or regulation to be filed by AGSI on or prior to the date hereof have been duly and timely filed, except where such failures to file, in the aggregate, could not reasonably be anticipated to result in AGSI's payment of in excess of $75,000 on or before December 31, 1997. Except as set forth in SCHEDULE 2.6, there are no agreements, waivers or other arrangements (oral or written) currently in force providing for extensions of time with respect to the assessment or collection of unpaid Taxes, nor, except as set forth on SCHEDULE 2.6, are there any actions, suits, proceedings, inquiries, investigations or claims of any nature or kind whatsoever now pending or, to the Knowledge of AGSI, threatened,

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 7
     against AGSI with respect to any such returns or reports, or any such Taxes, or any matters under discussion with any federal, state, county, local or other authority relating to Taxes.

            (b) Except as otherwise disclosed on SCHEDULE 2.6: (i) AGSI has made all payments of estimated Taxes required to be made under Section 6655 of the Code and any comparable provisions of state, local, federal or other law, except where the failure to do so could not reasonably be anticipated to result, in the aggregate, in AGSI's payment of in excess of $75,000 on or before December 31, 1997; (ii) all amounts of any Taxes, including payroll and federal excise taxes, that are required to be collected or withheld by AGSI have been duly collected or withheld, and have been duly remitted or deposited in accordance with law; (iii) no power of attorney has been granted by AGSI that is currently in force with respect to any matter relating to Taxes; (iv) AGSI does not have any deferred gain or loss
     (A) arising from deferred inter-company transactions, within the meaning of Treas. Regs. Section 1.1502-13 or any successor regulations, or (B) with respect to the stock or obligations of any member of the affiliated group of which AGSI is the common parent, as described in Treas. Regs. Section 1.1502-14; (v) AGSI is not required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method, nor, to the Knowledge of AGSI, is the IRS or any other taxing authority considering any such change in accounting method; (vi) AGSI has not disposed of any property which has been accounted for Tax purposes under the installment method, the gain or loss from which has not been recognized; (vii) AGSI does not own any interest in any entity which is characterized as a partnership for federal income tax purposes; (viii) AGSI will not have any "non-recaptured net Section 1231 losses," within the meaning of Section 1231(c) of the Code on the Closing Date; (ix) no claim or assertion, to the Knowledge of AGSI, has been made against AGSI by any tax authority in any jurisdiction in which no tax return has been filed by AGSI that it may be subject to Tax in that jurisdiction or otherwise is required to file a tax return.

     2.7.   PROPERTY.

            (a) Except as shown on SCHEDULE 2.7(a), AGSI has good and marketable title to all of its assets free and clear of any Liens, other than Permitted Liens. The assets set forth on or detailed in the AGSI Cut-Off Date Balance Sheet comprise all tangible assets, either owned by AGSI or subject to capital leases and used or useable by AGSI in its business, except for any properties acquired in the ordinary course of business since the AGSI Cut-Off Date. Except as disclosed in SCHEDULE 2.7(a), there are no tangible assets or properties used by AGSI in the operation of its business that (i) are not reflected on the AGSI Cut-Off Date Balance Sheet,
     (ii) have not been acquired in the ordinary course of business since the AGSI Cut-Off Date, or (iii) are not leased or licensed to AGSI under valid, current leases or license arrangements. The assets reflected on the AGSI Cut-Off Date Balance Sheet are in all material respects adequate for the purposes for which such assets are currently used and are held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear).

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 8
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            (b) SCHEDULE 2.7(b) contains a true and correct copy of the depreciation schedule for tangible assets of AGSI reflected in the AGSI Cut-Off Date Balance Sheet.

            2.8.  RECEIVABLES.   The accounts receivable reflected in the
AGSI Cut-Off Date Balance Sheet are, net of reserves therefor, (a) valid receivables that have arisen in the ordinary course of the operations of AGSI and (b) collectible and not subject to setoff, counterclaim, or any agreement to reduce or discount.

     2.9.   CONTRACTS

            (a)   Except as set forth elsewhere on SCHEDULES 2.10 AND 2.28(b),
     SCHEDULE 2.9, sets forth a complete and correct list of the following types of contracts to which AGSI is a party or is otherwise bound (the "AGSI Contracts"):

               (i) any sales agency, manufacturer's representative, marketing or distributorship agreements under which AGSI has paid or received in excess of $20,000 in the twelve-month period ending September 30, 1996 or $10,000 in the six month period ending March 31, 1997;

               (ii) any loan agreements, lease agreements, notes, mortgages, indentures, guarantees, security agreements, letters of credit, financing documents or other agreements for the borrowing or lending of money by AGSI in excess of $100,000;

               (iii)  all Joint Venture agreements;

               (iv) all agreements involving an aggregate amount in excess of $100,000 to provide goods or perform services or for the payment of goods or services;

               (v) any commitment or agreement for any capital expenditure or leasehold improvement in excess of $100,000;

               (vi) any agreement, contract or commitment limiting or restraining AGSI from engaging or competing in any manner or in any business;

               (vii) all collective bargaining agreements, employment agreements, consulting agreements and severance agreements;

               (viii) all agreements for the offer or sale of securities, if any;

               (ix)   all agreements with investment bankers or brokers;

               (x) all agreements under which AGSI is entitled to indemnification and under which the potential claims subject to indemnification could reasonably be expected to exceed $100,000;

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               (xi)   all agreements to which AGSI is a party and involving an
          aggregate amount in excess of $100,000 under which, since October 1, 1996, AGSI or the other party to the agreement has, or has been alleged to have, in writing breached, failed to perform under or otherwise failed to comply with the terms of, such agreement;

               (xii)  any agreement with any Governmental Authority;

               (xiii) any material agreement, contract or commitment involving more than $100,000 not made in the ordinary course of business;

               (xiv) any agreements or other arrangements with any Affiliates of AGSI (such agreements or arrangements to be separately identified or described in such other Schedules or SCHEDULE 2.9 as "AGSI Affiliate Agreements"); and

               (xv) any other contracts, agreements or commitments, the termination of which could reasonably be anticipated to have a Material Adverse Effect.

          (b) True and correct copies of all the AGSI Contracts shall be delivered to CNMX by or on behalf of AGSI on or before June 30, 1997. Except as set forth on SCHEDULE 2.9(b), (i) AGSI has not received notice of any plan or intention of any party to any AGSI Contract to exercise any right to cancel or terminate any AGSI Contract, the termination of which, together with all other AGSI Contracts so noticed, could reasonably be anticipated to have a Material Adverse Effect; (ii) each of the AGSI Contracts is valid and enforceable in accordance with its terms, except to the extent that the invalidity or unenforceability of such AGSI Contract, together with all other such AGSI Contracts, could not reasonably be anticipated to have a Material Adverse Effect, and (iii) AGSI is not in default in any material respect in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein, and, to the Knowledge of AGSI, no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a default thereunder, except to the extent that such default or event, together with all other such defaults or events, could not reasonably be anticipated to have a Material Adverse Effect.

     2.10. INSURANCE. SCHEDULE 2.10 lists all insurance policies held by AGSI and which are in full force and effect.

     2.11. LITIGATION. Except as set forth on SCHEDULE 2.11, there is no claim or Proceeding, in each case domestic or foreign, pending or, to the Knowledge of AGSI, threatened against, or involving the properties or business of AGSI which (a) questions the validity of the issuance of the capital stock of AGSI, this Agreement or any action taken or to be taken by AGSI pursuant to or in connection with this Agreement; or (b) could otherwise reasonably be anticipated to have a Material Adverse Effect.

     2.12. REGISTRATION RIGHTS. Except as set forth on SCHEDULE 2.12, no Person has rights to the registration of any securities of AGSI.

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     2.13.   KEY-PERSON INSURANCE.  AGSI does not have any key-person
insurance on the life of any officer, director or employee of AGSI.

     2.14.   CERTAIN ACTIVITIES AND SERVICES.  Except as set forth on
SCHEDULE 2.14, AGSI does not engage in any business other than developing, selling or licensing software, hardware and other equipment for retailers and other customers and services related thereto.

     2.15. GOVERNMENTAL PERMITS. AGSI owns, holds or possesses all Governmental Permits which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct their business as currently conducted, except to the extent that the absence thereof, considered in the aggregate, could not reasonably be anticipated to have a Material Adverse Effect.

     2.16. COMPLIANCE WITH LAWS. AGSI has complied with Applicable Law and Orders of any Governmental Authority having jurisdiction over it or its operations, including, but not limited to, all rules or regulations regulating, if applicable, zoning, fair and equal employment practices, the safety of the workplace, the discharge of materials into the Environment or otherwise relating to the protection of the Environment, antitrust, anti-monopoly or anti-competitive activities, wages, hours, collective bargaining and the payment of withholding and social security taxes except to the extent that such non-compliance or partial compliance could not reasonably be anticipated to have a Material Adverse Effect. Except as set forth on SCHEDULE 2.16, there are no Orders outstanding and in effect against AGSI, its assets, or the transactions contemplated by this Agreement. Except as set forth in SCHEDULE 2.16, AGSI has not received any written notice or, to its Knowledge, oral notice from any Person to the effect that, or otherwise been advised that, AGSI is not in compliance with any Applicable Law, ordinance, regulation, building or zoning law, except to the extent that such non-compliance or partial compliance could not reasonably be anticipated to have a Material Adverse Effect, and AGSI has no reason to anticipate that any existing circumstances are likely to result in a violation of any law, statute, ordinance or regulation, the non-compliance or partial compliance with which could reasonably be anticipated to have a Material Adverse Effect.

     2.17.   [RESERVED].

     2.18.   INTELLECTUAL PROPERTY.

             (a) TITLE. SCHEDULE 2.18(a) contains a complete and correct list and a brief description of all Intellectual Property that is owned, licensed or used by AGSI and material to AGSI's business. Except as set forth in SCHEDULE 2.18(A), AGSI owns or has the right to use pursuant to license or sublicense agreements all of such Intellectual Property, free from any liens and free from any requirement of any past, present or future royalty payments, license fees, charges or other payments, or conditions or restrictions, and has filed all certificates, affidavits and other documents, and taken all other actions, necessary to retain its title to said properties and to keep the same in effect.

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             (b) NO INFRINGEMENT. The conduct of the business of AGSI does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property owned by AGSI, and, to AGSI's Knowledge, does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property owned by others, except to the extent that the same could not reasonably be anticipated to have a Material Adverse Effect.

     2.19.   EMPLOYEE PLANS.

             (a) SCHEDULE 2.19 sets forth a true and complete list of each "employee benefit plan," as such term is defined in section 3(3) of ERISA, whether or not subject to ERISA, and each bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee or retiree benefit or compensation plan, program, arrangement, agreement, policy or understanding, whether written or unwritten, that provides or may provide benefits or compensation in respect of any employee or former employee of AGSI or the beneficiaries or dependents of any such employee or former employee (such employees, former employees, beneficiaries and dependents collectively, the "AGSI Employees") or under which any AGSI Employee is or may become eligible to participate or derive a benefit, as well as any other plan which exists to benefit or compensate employees, and that is or has been maintained or established by AGSI or to which AGSI contributes or is or has been obligated or required to contribute or with respect to which AGSI may have any liability or obligation (collectively, the "AGSI Plans"). AGSI has not communicated to any AGSI Employee any intention or commitment to modify any AGSI Plan or to establish or implement any other employee or retiree benefit or compensation arrangement.

             (b) All AGSI Plans conform (and at all times within the five years preceding the date hereof have conformed) in all material respects to, and are being administered and operated (and have at all times within the five years preceding the date hereof been administered and operated) in material compliance with, the requirements of ERISA, the Code and all other applicable laws. All returns, reports, filings and disclosure statements required to be made under ERISA and the Code with respect to all AGSI Plans have been timely filed or delivered, except to the extent that the failure of which, considered together with all other such failures, could not reasonably be anticipated to have a Material Adverse Effect. There have not been any "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA involving any of the AGSI Plans, that could reasonably be anticipated to subject AGSI to any penalty or tax imposed under the Code or ERISA in excess of $25,000. Except as disclosed in SCHEDULE 2.19, AGSI does not maintain and has not maintained any AGSI Plan qualified under Section 401(a) of the Code and exempt from tax under
     Section 501(a) of the Code. AGSI has no announced plan or legally binding commitment to create any AGSI Plans or to materially amend or modify any existing AGSI Plan.

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             (c) There are no pending or, to the Knowledge of AGSI, threatened claims asserted or instituted against (i) any AGSI Plans or its assets,
     (ii) any fiduciary with respect to any such AGSI Plan or (iii) AGSI or any of its officers, directors or employees under ERISA or any other applicable laws and rules and regulations promulgated thereunder, or claiming benefit payments other than those made in the ordinary operation of such AGSI Plans, nor is there any basis for such claim, in each case which could reasonably be anticipated to have a Material Adverse Effect. To the Knowledge of AGSI, the AGSI Plans are not the subject of any investigation, audit or action by any governmental agency, including, but not limited to, the IRS, the Department of Labor, the Equal Employment Opportunity Commission or the Pension Benefit Guaranty Corporation ("PBGC").

     2.20. FINDER'S FEES. Except as set forth on SCHEDULE 2.20, AGSI has not taken any action which would impose any obligation or liability to any person for finder's fees, agent's commissions or like payments in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     2.21. DIRECTORS, OFFICERS AND EMPLOYEES. SCHEDULE 2.21 sets forth a list of all directors, officers or managers of AGSI. Except as set forth on
SCHEDULE 2.21, AGSI does not have any outstanding loans or extension of credit to, or any contracts, agreements or understandings with, any executive officer or director or member of their immediate family or any person with which any such person has a material relationship. SCHEDULE 2.21 sets forth a list of (a) the names and positions of each employee of AGSI who was paid an aggregate compensation for the calendar year ended December 31, 1996 in excess of $75,000, together with the amount thereof; and (b) any AGSI Severance Obligations, together with any arrangements or agreements relating thereto.

     2.22.   BANK ACCOUNTS, ETC.  SCHEDULE 2.22 sets forth a list of all
(i) bank accounts of AGSI and the persons authorized to draw thereon and the balances thereof as of the AGSI Cut-Off Date; (ii) safe deposit boxes of AGSI and the persons who have access thereto; and (iii) powers of attorney for tax purposes or otherwise and a summary of the terms thereof.

     2.23.   [RESERVED].

     2.24. RULE 145 AFFILIATES. The only persons deemed to be "affiliates" of AGSI as such terms defined in Paragraphs (c) and (d) of Rule 145 of the Securities Act ("Rule 145 Affiliates") are set forth on SCHEDULE 2.24.

     2.25.   INVENTORIES.   Except as specifically described on SCHEDULE
2.25 hereto, all inventories reflected on the AGSI Cut-Off Date Balance Sheet and all inventories acquired by AGSI after the AGSI Cut-Off Date, net of any reserves established in respect thereof in accordance with GAAP, consist of items of quality and quantity which are useable or saleable in the ordinary course of business of AGSI. The values at which the inventories are carried on the AGSI Cut-Off Date Balance Sheet as at the AGSI Cut-Off Date and the values at which inventories are carried on the books and records of AGSI for periods subsequent to the AGSI Cut-Off Date with respect to

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

inventories acquired after the AGSI Cut-Off Date reflect the normal valuation policy of AGSI in setting inventory at the lower of cost or net realizable market values, all in accordance with GAAP. Since the AGSI Cut-Off Date, inventories have been maintained at normal and adequate levels for the continuation of the business of AGSI, in its normal course, no change has occurred in such inventories which affect or will affect the useability or saleability thereof, no write-downs or write-ups of the value of such inventories has occurred and no additional amounts have been reserved with respect to such inventories. SCHEDULE 2.25 lists the locations of all inventories, together with a brief description of the type and amount at each location.

     2.26. CUSTOMERS. SCHEDULE 2.26 sets forth (a) the names of all customers of AGSI that purchased products, goods or services from AGSI with an aggregate value for each such customer of (i) $100,000 or more during the twelve month period ended September 30, 1996 or (ii) $50,000 or more during the six-month period ended March 31, 1997, and (b) the amount each such customer was invoiced during such period. Except as set forth on SCHEDULE 2.26, AGSI has not received any notice or has no substantial reason to believe that any customer of AGSI set forth in SCHEDULE 2.26 (i) has ceased, or will cease, to use the products, goods or services of AGSI, (ii) has substantially reduced, or will substantially reduce, the use of products, goods or services of AGSI, or (iii) has sought, or is seeking, to reduce the price it will pay for products, goods or services of AGSI, including in each case after the consummation of the transactions contemplated hereby. To the Knowledge of AGSI, no such customer of AGSI described in clause (a) of this section has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement or any other agreement executed and delivered by AGSI hereunder or pursuant hereto.

     2.27. SUPPLIERS. SCHEDULE 2.27 sets forth (a) the names of all suppliers from which AGSI ordered inventories and other products, goods and services with an aggregate purchase price for each such supplier of (i) $100,000 or more during the twelve month period ended September 30, 1996 or (ii) $50,000 or more during the six month period ended March 31, 1997, and (b) the amount for which each such supplier invoiced AGSI during such period. AGSI has not received any notice from any such supplier indicating that there is or will be any material change in the price of such items or services, and AGSI has no reason to believe that there will be any such material change in the price of any such item or services, or that any such supplier will not sell such items or provide any such services to CNMX or CRSI at any time after the Closing Date on terms and conditions similar to those used in its current sales to AGSI, subject to general and customary price increases.

     2.28.   REAL PROPERTY.

             (a) AGSI does not own, directly or indirectly, or have any fixed or contingent obligation to acquire, any interest in any real property that is used in any manner in connection with its respective business.

             (b) SCHEDULE 2.28(b) contains a complete and correct list of all real property Leases, setting forth the address, landlord and tenant for each Lease. Each such Lease is legal, valid, binding, enforceable, and in full force and effect in all material respects. Neither

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     AGSI nor any other party is in default, violation or breach in any material respect under any such Lease, and no event has occurred and is continuing that constitutes or, with notice or the lapse of time or both, would constitute that violation or breach in any respect under any such Lease. AGSI enjoys peaceful and undisturbed possession under such Leases.

             (c) The Leased Real Property constitutes all of the real property leased, occupied or utilized by AGSI in any manner in connection with the conduct or operation of its business.

     2.29. EMPLOYEES, LABOR MATTERS, ETC. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no petition pending or, to the Knowledge of AGSI, threatened with respect to any employee employed in the operation of any of AGSI's business that could reasonably be anticipated to have a Material Adverse Effect. To the Knowledge of AGSI, AGSI has complied with all provisions of Applicable Law pertaining to the employment of employees, including, without limitation, all such Applicable Law relating to labor relations, equal employment, fair employment practices, entitlement, prohibited discrimination or other similar employment practices or acts, except to the extent that any failure so to comply, individually or together with all other such failures, has not had or resulted in, or could not reasonably be anticipated to have or result in, a Material Adverse Effect.

     2.30. HSR. Immediately prior to the Closing, the "Person" (as defined in the regulations issued by the Federal Trade Commission under the HSR
Act) within which AGSI is included will have total assets (as shown on its last regularly prepared balance sheet) and annual net sales (as shown on its last regularly prepared annual statement of income and expenses) of less than $100,000,000.

     2.31. FURTHER REPRESENTATION. No representation or warranty of AGSI contained in this Agreement contains any untrue statement of, or omits to state, a material fact necessary in order to make the statements made herein, in light of the circumstances under which they are made, not misleading. Copies of all documents listed in the Schedules and furnished or given, or to be furnished or given, by AGSI to CNMX or CNMX's agents are or will be true, complete and genuine.

ARTICLE 3.   REPRESENTATIONS AND WARRANTIES OF CRSI AND CNMX

     CNMX and CRSI hereby represent and warrant to AGSI that as of the date hereof, except as set forth in the written disclosure schedule (the "CNMX Disclosure Schedule") delivered to AGSI on or prior to July 1, 1997 that is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 3, including, but not limited to, the individual schedules referred to in this Article 3:

     3.1. ORGANIZATION; GOOD STANDING; LISTING. CNMX is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming and is qualified as a foreign corporation in the jurisdictions set forth in SCHEDULE 3.1(a). CRSI is a corporation duly

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

organized, validly existing and in good standing under the laws of the State of Texas and is qualified as a foreign corporation in the jurisdiction set forth on SCHEDULE 3.1(a). Except as set forth on SCHEDULE 3.1(b), each of CNMX and CRSI is qualified as a foreign corporation in all jurisdictions in which it is required to qualify as a result of the conduct of its business or ownership of its properties and where the failure to be so qualified could reasonably be anticipated to have a Material Adverse Effect. Each of CNMX and CRSI has delivered to AGSI complete and correct copies of their respective Articles of Incorporation and Bylaws as in effect on the date hereof. The CNMX Shares are currently quoted and traded on the Nasdaq SmallCap Market. CNMX is in compliance with the Nasdaq SmallCap Market listing standards as promulgated by the National Association of Securities Dealers, Inc., and has not received any notices and is not aware of any circumstances which may adversely affect such listing.

     3.2.    SUBSIDIARIES.   There are no CNMX Subsidiaries other than
CRSI and the Dormant Subsidiaries. The Dormant Subsidiaries have not conducted any operations since October 1, 1996 and do not, individually or in the aggregate, have any material assets or Liabilities. CNMX owns directly, free and clear of liens, all outstanding shares of CRSI, and all such shares are validly issued, fully paid, non-assessable and not subject to preemptive rights. There are no outstanding subscriptions, options, warrants, calls, conversion or exchange rights, commitments or agreements of any character obligating CRSI to issue, deliver or sell additional shares of its capital stock or equity interests of any class or any securities convertible into or exchangeable for any such capital stock or equity interests, and there are no rights of first refusal, transfer restrictions or similar rights or obligations with respect to the ownership interests of CNMX in CRSI. Except as set forth on SCHEDULE 3.2, CRSI does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, Joint Venture, association or other Person.

     3.3. CAPITALIZATION. The authorized capital stock of CNMX as of the date of this Agreement, consists of 44,169,100 shares of common stock, of which 6,611,005 were issued and outstanding as of June 10, 1997. The authorized capital stock of CRSI as of the date of this Agreement consists of 10,000 shares of Common Stock, $1.00 par value per share, of which CNMX owns all of the issued and outstanding shares. SCHEDULE 3.3 sets forth, as of the date of this Agreement, a true and correct list of all outstanding options, warrants, calls, puts, commitments and other rights to purchase, or securities or other rights convertible or exchangeable into, capital stock of CNMX or CRSI indicating the record and, to the Knowledge of CNMX, the beneficial owner thereof, the exercise, conversion or exchange price and period thereof, the term and any vesting or other conditions thereof. All securities issued or issuable by CNMX or CRSI have been paid for and delivered in accordance with the terms of applicable agreements or instruments, duly authorized and validly issued and are fully paid and non assessable; the holders thereof have no rights of rescission with respect thereto and are not subject to personal liability by reason of being such holders; none of such securities were issued in violation of the preemptive rights of any holder of any security of CNMX or CRSI or any similar rights granted by CNMX or CRSI or Applicable Law.

     3.4. AUTHORITY; ENFORCEABILITY; NON-CONTRAVENTION. CNMX and CRSI each have the corporate power and authority to conduct the business and activities conducted by it or them and to

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own or lease the assets owned or leased by it or them. CNMX and CRSI each have the corporate power and authority (subject to shareholder approval as set forth in Section 8.1 and further approval of the Board of Directors of CNMX and CRSI in connection with the satisfaction of the conditions set forth in Sections 7.3, 7.4, 8.13 and 8.14) to execute and deliver this Agreement and all other documents required to be executed and delivered by CNMX and CRSI hereunder, to consummate the transactions hereby contemplated, and to take all other actions required to be taken by CNMX and CRSI pursuant to the provisions hereof. This Agreement and all other documents required to be executed and delivered by CNMX and CRSI hereunder have been duly authorized by all corporate action necessary on the part of CNMX and CRSI (subject to shareholder approval as set forth in Section 8.1 and further approval of the Board of Directors of CNMX and CRSI in connection with the satisfaction of the conditions set forth in Sections 7.3, 7.4, 8.13 and 8.14) and have been duly, or will when executed and delivered be duly, executed and delivered by CNMX and CRSI and constitute the legal, valid and binding obligations of CNMX and CRSI, enforceable against CNMX and CRSI in accordance with their terms. Except as disclosed in SCHEDULE 3.4, neither the execution nor the delivery of this Agreement or any other documents required to be executed and delivered by CNMX and CRSI hereunder or the consummation of the transactions hereby contemplated by CNMX and CRSI (i) conflicts with or constitutes any violation or breach of the Articles of Incorporation or the Bylaws of CNMX and CRSI; (ii) constitutes any violation or breach of, or gives any other Person any rights (including any right of acceleration, termination or cancellation) under, any CNMX Contract or other document or agreement to which CNMX or CRSI is a party, the violation of which, in the aggregate, could reasonably be expected to have a Material Adverse Effect; (iii) constitutes a violation of any Order or Applicable Law; or (iv) will result in the creation of any Lien on any of the assets or properties of CNMX or CRSI.

     3.5.    FINANCIAL STATEMENTS.

             (a) SCHEDULE 3.5 lists the audited financial statements of CNMX as of, and for the fiscal years ending October 31, 1994, 1995 and 1996 and the unaudited financial statement for the fiscal quarter and six months ending April 30, 1997 ("CNMX Cut-Off Date"), including the balance sheets and related statements of operations and shareholders equity (collectively, the "CNMX Financial Statements"). The CNMX Financial Statements and all notes thereto (i) have been prepared in accordance with the books and records of CNMX and CRSI; (ii) fairly present in all material respects the financial position and results of operations of CNMX and CRSI as of the date thereof and for the periods referenced therein; (iii) are in accordance with GAAP; and (iv) have been delivered to AGSI; except, in each case, that (I) the unaudited interim CNMX Financial Statements are subject to normal and recurring year end adjustments that CNMX, as of the date hereof, does not have any reason to believe will be material and (II) footnote disclosure has been omitted from such interim CNMX Financial Statements.

             (b) Except as set forth on SCHEDULE 3.5, since the CNMX Cut-Off Date, (i) CNMX and CRSI have conducted its or their businesses in the ordinary, regular course thereof; (ii) there has been no change in the financial condition of CNMX or CRSI which has had or could reasonably be anticipated to have a Material Adverse Effect, or any damage,

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     destruction or loss, not covered by insurance, which has had or could reasonably be anticipated to have a Material Adverse Effect, or any change in the nature, or in the condition, of the businesses of CNMX and CRSI which has had or could reasonably be anticipated to have a Material Adverse Effect; or any event, condition or state of facts or any character whatsoever, the occurrence of which has had or could reasonably be anticipated to have a Material Adverse Effect; and (iii) except in the ordinary and regular course of its or their businesses, neither CNMX nor CRSI has made any dispositions of any of assets; disposed of any records relating to assets or properties; borrowed any funds; incurred, assumed or become subject to any obligation or liability, indebtedness for borrowed money, absolute or contingent; paid, discharged, or satisfied any claim, liability or obligation, absolute, accrued, contingent or otherwise; canceled any debts owed to it or them; waived any claims or rights of value; granted or extended any power of attorney; or acted as any guarantor.

             (c) Neither CNMX nor CRSI has either (i) any Liabilities that, in the aggregate, reasonably could be anticipated to have a Material Adverse Effect or (ii) any CNMX Severance Obligations, except (A) as described in the CNMX Financial Statements, (B) incurred since April 30, 1997 in the ordinary course of business consistent with past practices,
     (C) for legal, accounting, investment banking and similar transaction costs incurred in connection with this Agreement, or (D) as otherwise set forth on SCHEDULE 3.5. Except as set forth on SCHEDULE 3.5, there has been no change in the business, financial condition, operations or prospects of CNMX or any CNMX Subsidiary, any repurchase of any capital stock of CNMX, any dividend declared or paid or any distribution made by CNMX with respect to such capital stock, since April 30, 1997 which has had or reasonably could be anticipated to have a Material Adverse Effect.

     3.6.    TAXES.

             (a) All Taxes levied, assessed, or imposed upon CNMX or CRSI or their businesses, assets or properties as of the CNMX Cut-Off Date have been duly and fully paid or have been provided for on the Balance Sheet of CNMX or CRSI in accordance with GAAP as of the CNMX Cut-Off Date ("CNMX Cut-Off Date Balance Sheet"). All reserves shown on the CNMX Cut-Off Date Balance Sheet are reasonable estimates, as of the date hereof, of the amounts payable with regard to the contingency for which the reserve has been established. In addition, all filings, returns, and reports with respect to Taxes required by any foreign or domestic law or regulation to be filed by CNMX or CRSI on or prior to the date hereof have been duly and timely filed, except where such failures to file, in the aggregate, could not reasonably be anticipated to result in CNMX's payment of in excess of $75,000 on or before December 31, 1997. Except as set forth in SCHEDULE 3.6, there are no agreements, waivers or other arrangements (oral or written) currently in force providing for extensions of time with respect to the assessment or collection of unpaid Taxes, nor, except as set forth on SCHEDULE 3.6, are there any actions, suits, proceedings, inquiries, investigations or claims of any nature or kind whatsoever now pending or, to the knowledge of CNMX, threatened, against CNMX or CRSI with respect to any such returns or reports, or any such Taxes, or

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 18
     any matters under discussion with any federal, state, county, local or other authority relating to Taxes.

             (b) Except as otherwise disclosed on SCHEDULE 3.6: (i) CNMX and CRSI has made all payments of estimated Taxes required to be made under
     Section 6655 of the Code and any comparable provisions of state, local, federal or other law, except where the failure to do so could not reasonably be anticipated to result, in the aggregate, in CNMX's payment of in excess of $75,000 on or before December 31, 1997; (ii) all amounts of any Taxes, including payroll and federal excise taxes, that are required to be collected or withheld by CNMX or CRSI have been duly collected or withheld, and have been duly remitted or deposited in accordance with law; (iii) no power of attorney has been granted by CNMX or CRSI that is currently in force with respect to any matter relating to Taxes; (iv) none of CNMX nor CRSI has any deferred gain or loss (A) arising from deferred intercompany transactions, within the meaning of Treas. Regs. Section 1.1502-13 or any successor regulations, or (B) with respect to the stock or obligations of any member of the affiliated group of which CNMX is the common parent, as described in Treas. Regs.
     Section 1.1502-14; (v) neither CNMX nor CRSI is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method, nor, to the Knowledge of CNMX or CRSI, is the IRS or any other taxing authority considering any such change in accounting method; (vi) neither CNMX nor CRSI has disposed of any property which has been accounted for Tax purposes under the installment method, the gain or loss from which has not been recognized; (vii) neither CNMX nor CRSI owns any interest in any entity which is characterized as a partnership for federal income tax purposes; (viii) neither CNMX nor CRSI will have any "non-recaptured net Section 1231 losses," within the meaning of Section 1231(c) of the Code on the Closing Date; and (ix) no claim or assertion, to the Knowledge of CNMX, has been made against CNMX or CRSI by any tax authority in any jurisdiction in which no tax return has been filed by CNMX or said Subsidiary that it may be subject to Tax in that jurisdiction or otherwise is required to file a tax return.

             (c) CNMX has a regular tax net operating loss carry forward from its last filed federal corporate income tax return for the year ending October 31, 1996, in the approximate amount of approximately $ 19.1 million. As of the date hereof, neither CNMX nor CRSI has undergone an ownership change which would limit under Section 382 of the Code of the amount of taxable income of either CNMX or CRSI against which these net operating loss carry forwards may be offset. CNMX expects that at or prior to the consummation of the Merger it will undergo a Section 382 change of ownership with a resulting Section 382 limitation.

     3.7.    PROPERTY.

             (a) Except as shown on SCHEDULE 3.7(a), CNMX and CRSI have good and marketable title to all of its assets free and clear of any Liens, other than Permitted Liens. The assets set forth on or detailed in the CNMX Cut-Off Date Balance Sheet comprise

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 19
     all tangible assets used or useable by CNMX and CRSI in their business, except for any properties acquired in the ordinary course of business since the CNMX Cut-Off Date. Except as disclosed in SCHEDULE 3.7(a), there are no tangible assets or properties used by CNMX or CRSI in the operation of their business that (i) are not reflected on the CNMX Cut-Off Date Balance Sheet, or (ii) have not been acquired in the ordinary course of business since the CNMX Cut-Off Date, or (iii) are not leased or licensed to CNMX under valid, current leases or license arrangements. The assets reflected on the CNMX Cut-Off Date Balance Sheet are in all material respects adequate for the purposes for which such assets are currently used and are held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear).

             (b) SCHEDULE 3.7(b) contains a true and correct copy of the depreciation schedule for all tangible assets of CNMX reflected in the CNMX Cut-Off Date Balance Sheet.

     3.8.    RECEIVABLES.   The accounts receivable reflected in the CNMX
Cut-Off Date Balance Sheet are, net of reserves therefor, (a) valid receivables that have arisen in the ordinary course of the operations of CNMX and CRSI and
(b) collectible and not subject to setoff, counterclaim, or any agreement to reduce or discount.

     3.9.    CONTRACTS.

             (a)  Except as set forth elsewhere on SCHEDULES 3.10 OR 3.28(b),
     SCHEDULE 3.9 sets forth a complete and correct list of the following types of contracts to which CNMX or CRSI is a party or is otherwise bound (the "CNMX Contracts"):

                  (i) any sales agency, manufacturer's representative, marketing or distributorship agreements under which CNMX or CRSI has paid or received in excess of $20,000 in the twelve-month period ending October 31, 1996 or $10,000 in the six month period ending April 30, 1997;

                  (ii) any loan agreements, lease agreements, notes, mortgages, indentures, guarantees, security agreements, letters of credit, financing documents or other agreements for the borrowing or lending of money by CNMX or CRSI in excess of $100,000;

                  (iii) all agreements relating to the acquisition of CRSI;

                  (iv)  all Joint Venture agreements;

                  (v) all agreements involving an aggregate amount in excess of $100,000 to provide goods or perform services or for the payment for goods or services;

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 20

                  (vi) any commitment or agreement for any capital expenditure or leasehold improvement in excess of $100,000;

                  (vii) any agreement, contract or commitment limiting or restraining CNMX or CRSI from engaging or competing in any manner or in any business;

                  (viii) all collective bargaining agreements, employment agreements, consulting agreements and severance agreements;

                  (ix) all agreements for the offer or sale of securities, if any;

                  (x)    all agreements with investment bankers or brokers;

                  (xi) all agreements under which either CNMX or CRSI is entitled to indemnification and under which the potential claims subject to indemnification could reasonably be expected to exceed $100,000;

                  (xii) all agreements to which either CNMX or CRSI is a party and involving an aggregate amount in excess of $100,000 under which, since November 1, 1996, either CNMX or CRSI or the other party to the agreement has, or has been alleged to have, in writing, breached, failed to perform under or otherwise failed to comply with the terms of, such agreement;

                  (xiii) any agreement with any Governmental Authority;

                  (xiv) any material agreement, contract or commitment involving more than $100,000 not made in the ordinary course of business;

                  (xv) any agreements or other arrangements with any Affiliates of CNMX or CRSI (such agreements or arrangements to be separately identified or described in such other Schedules or
          SCHEDULE 3.9 as "CNMX Affiliate Agreements"); and

                  (xvi) any other contracts, agreements or commitments, the termination of which could reasonably be anticipated to have a Material Adverse Effect; and

                  (xvii) any past or present agreements between CNMX or CRSI and Electronic Data Systems, Inc. or its Affiliates.

          (b) True and correct copies of all the CNMX Contracts shall be delivered to AGSI by or on behalf of CNMX on or before June 30, 1997. Except as set forth in

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 21

     SCHEDULE 3.9(b), (i) neither CNMX nor CRSI has received notice of any plan or intention of any party to any CNMX Contract to exercise any right to cancel or terminate any CNMX Contract, the cancellation of which, together with all other CNMX Contracts so noticed, could reasonably be anticipated to have a Material Adverse Effect; (ii) each of the CNMX Contracts is valid and enforceable in accordance with its terms, except to the extent that the invalidity or unenforceability of such CNMX Contract, together with all other such CNMX Contracts, could not reasonably be anticipated to have a Material Adverse Effect, and
     (iii) neither CNMX nor CRSI is in default in any material respect in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein, and, to the Knowledge of CNMX or CRSI, no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a default thereunder, except to the extent that such default or event, together with all other such defaults or events, could not reasonably be anticipated to have a Material Adverse Effect.

     3.10.    INSURANCE.   SCHEDULE 3.10 lists all insurance policies held
by CNMX or CRSI and which are in full force and effect.

     3.11.    LITIGATION.   Except as set forth on SCHEDULE 3.11, there is
no claim or Proceeding, in each case domestic or foreign, pending or, to the Knowledge of CNMX, threatened against, or involving the properties or business of CNMX or CRSI which (a) questions the validity of the issuance of the capital stock of CNMX or CRSI, this Agreement or any action taken or to be taken by CNMX pursuant to or in connection with this Agreement; or (b) could otherwise reasonably be anticipated to have a Material Adverse Effect.

     3.12. REGISTRATION RIGHTS. Except as set forth on SCHEDULE 3.12, no Person has rights to the registration of any securities of CNMX or CRSI.

     3.13.    KEY-PERSON INSURANCE.   Neither CNMX nor CRSI has any key-
person insurance on the life of any officer, director or employee of CNMX or CRSI.

     3.14.    CERTAIN ACTIVITIES AND SERVICES.   Except as set forth on
SCHEDULE 3.14, neither CNMX nor CRSI engages in any business other than software development for convenience stores and petroleum retailers.

     3.15. GOVERNMENTAL PERMITS. CNMX and CRSI own, hold or possess all material Governmental Permits which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct their business as currently conducted, except to the extent that the absence thereof, considered in the aggregate, could not reasonably be anticipated to have a Material Adverse Effect.

     3.16.   COMPLIANCE WITH LAWS.  CNMX and CRSI have complied with
Applicable Law and Orders of any Governmental Authority having jurisdiction over it or them or its or their operations, including, but not limited to, all rules or regulations regulating, if applicable, zoning, fair and equal

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 22
employment practices, the safety of the workplace, the discharge of materials into the Environment or otherwise relating to the protection of the Environment, antitrust, anti monopoly or anti-competitive activities, wages, hours, collective bargaining and the payment of withholding and social security taxes, except to the extent that such non-compliance or partial compliance could not reasonably be anticipated to have a Material Adverse Effect. Except as set forth in SCHEDULE 3.16, there are no Orders outstanding and in effect against CNMX or CRSI, its or their assets, or the transactions contemplated by this Agreement. Except as set forth in SCHEDULE 3.16, CNMX has not received any written notice or, to its Knowledge, oral notice from any Person to the effect that, or otherwise been advised that, CNMX or CRSI is not in compliance with any Applicable Law, ordinance, regulation, building or zoning law, except to the extent that such non compliance or partial compliance could not reasonably be anticipated to have a Material Adverse Effect, and CNMX and CRSI have no reason to anticipate that any existing circumstances are likely to result in a violation of any law, statute, ordinance or regulation, the non-compliance or partial compliance with which could reasonably be anticipated to have a Material Adverse Effect.

     3.17.    [RESERVED].

     3.18.    INTELLECTUAL PROPERTY.

              (a) TITLE. SCHEDULE 3.18(a) contains a complete and correct list and a brief description of all Intellectual Property that is owned licensed or used by CNMX and CRSI and material to their businesses. Except as set forth in SCHEDULE 3.18(a), either CNMX or CRSI owns or has the right to use pursuant to license or sublicense agreements all of such Intellectual Property, free from any liens and free from any requirement of any past, present or future royalty payments, license fees, charges or other payments, or conditions or restrictions and has filed all certificates, affidavits and other documents, and taken all other actions, necessary to retain its title to said properties and to keep the same in effect.

              (b) NO INFRINGEMENT. The conduct of the business of CNMX and CRSI by them does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property owned by any of them and, to their Knowledge, does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property owned by others, except to the extent that the same could not reasonably be anticipated to have a Material Adverse Effect.

     3.19.    EMPLOYEE PLANS.

              (a) SCHEDULE 3.19 sets forth a true and complete list of each "employee benefit plan," as such term is defined in section 3(3) of ERISA, whether or not subject to ERISA, and each bonus, incentive or deferred compensation, severance, termination, retention, change of control, stock option, stock appreciation, stock purchase, phantom stock or other equity-based, performance or other employee or retiree benefit or compensation plan, program, arrangement, agreement, policy or understanding, whether written or

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 23
     unwritten, that provides or may provide benefits or compensation in respect of any employee or former employee of CNMX or CRSI or the beneficiaries or dependents of any such employee or former employee (such employees, former employees, beneficiaries and dependents collectively, the "CNMX Employees") or under which any CNMX Employee is or may become eligible to participate or derive a benefit, as well as any other plan which exists to benefit or compensate employees, and that is or has been maintained or established by CNMX or to which CNMX or CRSI contributes or is or has been obligated or required to contribute or with respect to which CNMX or CRSI may have any liability or obligation (collectively, the "CNMX Plans"). CNMX has not communicated to any CNMX Employee any intention or commitment to modify any CNMX Plan or to establish or implement any other employee or retiree benefit or compensation arrangement.

              (b) All CNMX Plans conform (and at all times within the five years preceding the date hereof have conformed) in all material respects to, and are being administered and operated (and have at all times within the five years preceding the date hereof been administered and operated) in material compliance with, the requirements of ERISA, the Code and all other applicable laws. All returns, reports, filings and disclosure statements required to be made under ERISA and the Code with respect to all CNMX Plans have been timely filed or delivered, except to the extent that the failure of which, considered together with all other such failures, could not reasonably be expected to have a Material Adverse Effect. There have not been any "prohibited transactions," as such term is defined in Section 4975 of the Code or Section 406 of ERISA involving any of the CNMX Plans, that could reasonably be anticipated to subject CNMX or CRSI to any penalty or tax imposed under the Code or ERISA in excess of $25,000. Except as disclosed in SCHEDULE 3.19, neither CNMX nor CRSI maintains or has maintained any CNMX Plan qualified under Section 401(a) of the Code and exempt from tax under Section 501 (a) of the Code. Neither CNMX nor CRSI has announced any plan or legally binding commitment to create any CNMX Plans or to materially amend or modify any existing CNMX Plan.

              (c) There are no pending or, to the Knowledge of CNMX, threatened claims asserted or instituted against (i) any CNMX Plans or its assets,
     (ii) any fiduciary with respect to any such CNMX Plan or (iii) CNMX or CRSI or any of its officers, directors or employees under ERISA or any other applicable laws and rules and regulations promulgated thereunder, or claiming benefit payments other than those made in the ordinary operation of such plans, nor is there any basis for such claim, in each case which could reasonably be anticipated to have a Material Adverse Effect. To the Knowledge of CNMX and CRSI, the CNMX Plans are not the subject of any investigation, audit or action by any governmental agency, including, but not limited to, the IRS, the Department of Labor, the Equal Employment Opportunity Commission or the PBGC.

     3.20. FINDER'S FEES. Except as set forth on SCHEDULE 3.20, neither CNMX nor CRSI has taken any action which would impose any obligation or liability to any person for finder's fees, agent's commissions or like payments in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 24

     3.21.   [RESERVED].

     3.22. INVENTORIES. Except as specifically described on SCHEDULE 3.22 hereto, all inventories reflected on the CNMX Cut-Off Date Balance Sheet and all inventories acquired by CNMX or CRSI after the CNMX Cut-Off Date, net of any reserves established in respect thereof in accordance with GAAP, consist of items of quality and quantity which are useable or saleable in the ordinary course of business of CNMX and CRSI. The values at which the inventories are carried on the CNMX Cut-Off Date Balance Sheet as at the CNMX Cut-Off Date and the values at which inventories are carried on the books and records of CNMX for periods subsequent to the CNMX Cut-Off Date with respect to inventories acquired after the CNMX Cut-Off Date reflect the normal valuation policy of CNMX in setting inventory at the lower of cost or net realizable market values, all in accordance with GAAP. Since the CNMX Cut-Off Date, inventories have been maintained at normal and adequate levels for the continuation of the business of CNMX and CRSI, in its normal course, no change has occurred in such inventories which affect or will affect the useability or saleability thereof, no write-downs or write-ups of the value of such inventories has occurred and no additional amounts have been reserved with respect to such inventories. SCHEDULE 3.22 lists the locations of all inventories, together with a brief description of the type and amount at each location.

     3.23.   CUSTOMERS.   SCHEDULE 3.23 sets forth (a) the names of all
customers of CNMX and CRSI that purchased products, goods or services from CNMX or CRSI with an aggregate value for each such customer of (i) $ 100,000 or more during the twelve month period ended October 31, 1996 or (ii) $50,000 or more during the six month period ended April 30, 1997 and (b) the amount each such customer paid during such period. Except as set forth on SCHEDULE 3.23, neither CNMX nor CRSI has received any notice or has any substantial reason to believe that any customer of CNMX or CRSI set forth on SCHEDULE 3.23 (i) has ceased, or will cease, to use the products, goods or services of CNMX or CRSI, (ii) has substantially reduced, or will substantially reduce, the use of products, goods or services of CNMX or CRSI, or (iii) has sought, or is seeking, to reduce the price it will pay for products, goods or services of CNMX or CRSI, including in each case after the consummation of the transactions contemplated hereby. To the Knowledge of CNMX, no such customer of CNMX or CRSI described in clause (a) of this section has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement or any other agreement executed and delivered by CNMX hereunder or pursuant hereto.

     3.24. SUPPLIERS. SCHEDULE 3.24 sets forth (a) the names of all suppliers from which CNMX and CRSI ordered inventories, and other products, goods and services with an aggregate purchase price for each such supplier of
(i) $100,000 or more during the twelve month period ended October 31, 1996, or
(ii) $50,000 or more during the six month period ended April 30, 1997 and (b) the amount for which each such supplier invoiced CNMX or CRSI during such period. Neither CNMX nor CRSI has received any notice from any such supplier indicating that there is or will be any material change in the price of such items or services, and neither CNMX nor CRSI has any reason to believe that there will be any material change in the price of any such item or services, or that any such suppliers will not sell such items or provide any such services to CNMX or CRSI at any time after the Closing Date on terms and conditions similar to those used in its current sales to CNMX or CRSI, subject to general and customary price increases.
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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 25

     3.25.    REAL PROPERTY.

              (a) Neither CNMX nor CRSI owns, directly or indirectly, or has any fixed or contingent obligation to acquire, any interest in any real property that is used in any manner in connection with its respective business.

              (b) SCHEDULE 3.25(b) contains a complete and correct list of all real property Leases, setting forth the address, landlord and tenant for each Lease. Each such Lease is legal, valid, binding, enforceable, and in full force and effect in all material respects. Neither CNMX, CRSI nor any other party is in default, violation or breach in any material respect under any such Lease, and no event has occurred and is continuing that constitutes or, with notice or the lapse of time or both, would constitute that violation or breach in any respect under any such Lease. CNMX and CRSI enjoy peaceful and undisturbed possession under such Leases.

              (c) The Leased Real Property constitutes all of the real property leased, occupied or utilized by CNMX and CRSI in any manner in connection with the conduct or operation of their respective businesses.

     3.26. DIRECTORS, OFFICERS AND EMPLOYEES. SCHEDULE 3.26 sets forth a list of all directors, officers or managers of CNMX. Except as set forth on
SCHEDULE 3.26, CNMX does not have any outstanding loans or extension of credit to, or any contracts, agreements or understandings with, any executive officer or director or member of their immediate family or any person with which any such person has a material relationship. SCHEDULE 3.26 sets forth a list of (a) the names and positions of each employee of CNMX who was paid an aggregate compensation for the fiscal year ended December 31, 1996 in excess of $75,000, together with the amount thereof; and (b) any CNMX Severance Obligations, together with any agreements or arrangements relating thereto.

     3.27.    EMPLOYEES, LABOR MATTERS, ETC.   There are no labor disputes
currently subject to any grievance procedure, arbitration or litigation and there is no petition pending or, to the Knowledge of CNMX and CRSI, threatened with respect to any employee employed in the operation of any of CNMX's and CRSI's business that could reasonably be anticipated to have a material adverse effect. To the Knowledge of CNMX and CRSI, CNMX and CRSI has complied with all provisions of Applicable Law pertaining to the employment of employees, including, without limitation, all such Applicable Law relating to labor relations, equal employment, fair employment practices, entitlement, prohibited discrimination or other similar employment practices or acts, except to the extent that any failure so to comply, individually or together with all other such failures, has not had or resulted in, and could not reasonably be anticipated to have or result in, a Material Adverse Effect.

     3.28.    HSR.   Immediately prior to the Closing, the "Person" (as
defined in the regulations issued by the Federal Trade Commission under the HSR
Act) within which CNMX and CRSI are included will have total assets (as shown on its last regularly prepared balance sheet) and annual net

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 26
sales (as shown on its last regularly prepared annual statement of income and expenses) of less than U.S. $ 100,000,000.

     3.29. CNMX PUBLIC INFORMATION. CNMX has heretofore made available to AGSI a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by it or its predecessors with the SEC (as any such documents have since the time of their original filing been amended, the "CNMX Documents") since October 31, 1995, which are all the documents (other than preliminary material) that it was required to file with the SEC since such date. As of their respective dates, the CNMX Documents did not contain any untrue statements of material facts or omit to state material facts required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the CNMX Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations promulgated under such statutes.

     3.30.    EDS SETTLEMENT.   Except as set forth on SCHEDULE 3.30,
neither CNMX nor CRSI has any continuing liabilities or obligations arising from the past relationship of CNMX or CRSI with Electronic Data Systems, Inc. or any of its Affiliates.

     3.31. FURTHER REPRESENTATION. No representation or warranty of CNMX or CRSI contained in this Agreement contains any untrue statement of, or omits to state, a material fact necessary in order to make the statements made herein, in light of the circumstances under which they are made, not misleading. Copies of all documents listed in the Schedules and furnished or given, or to be furnished or given, by CNMX or CRSI to AGSI or AGSI's agents are or will be true, complete and genuine.

ARTICLE 4.   COVENANTS OF AGSI

     AGSI hereby agrees to perform as follows:

     4.1. OPERATION PRIOR TO THE CLOSING DATE. Subject to the provisions of Section 4.2, from the date hereof through the Closing Date:

             (a) AGSI shall not engage in any practice, take any action or enter into any transaction other than in the customary and ordinary course of business without giving prior notice to CNMX. Following the Proxy Mailing Date, AGSI shall not engage in any practice, take any action, or enter into any transactions other than in the customary and ordinary course of business, without the prior written consent of CNMX, if such practice, action or transaction would change in any material respect the information concerning AGSI required to be described in the Registration Statement.

             (b) AGSI shall use its best efforts to keep its business, properties and business relationships substantially intact.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 27

             (c) AGSI shall (i) pay and perform all of its debts, liabilities and obligations consistent with past practices, except to the extent being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been established, (ii) perform its obligations under all Authorizations and AGSI Contracts, and (iii) comply in all respects with Applicable Law, except, in each case, where the failure to so perform or comply could not reasonably be anticipated to have a Material Adverse Effect.

             (d) Except as contemplated by SCHEDULE 4.1 in the AGSI Disclosure Schedule, AGSI shall (i) not take any action, and shall endeavor in good faith not to permit any event to occur, which would cause or constitute a material breach, or would, if such action or event had occurred prior to the date of this Agreement, have caused or constituted a material breach, of any of the representations and warranties set forth in Article 2 hereof, except that AGSI may operate in the ordinary course of its business even if the results of operation in the ordinary course of business would require disclosure in the AGSI Disclosure Schedule; provided that such AGSI Disclosure Schedule is supplemented by AGSI not later than five Business Days prior to the Closing Date to reflect the changes therein resulting from such operation, and such operation does not result in a Material Adverse Effect; (ii) in the event of, and promptly after the occurrence of, or promptly after becoming aware of the occurrence of or the impending or threatened occurrence of, any event which would cause or constitute a material breach or would, if it had occurred immediately prior to the date hereof, have caused or constituted a material breach of any of the representations and warranties set forth in Article 2, give notice thereof to CNMX; and (iii) use its best efforts to prevent or promptly to remedy such breach.

             (e)  AGSI shall not (i) repurchase, declare or pay any dividends,
     (ii) make any other distributions consisting of cash or marketable securities or any combination thereof, or (iii) issue, sell or agree to sell any shares of its capital stock, or any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock, except (I) pursuant to the exercise of options and warrants outstanding as of the date hereof or (II) with regard to the issuance of AGSI Options, to the extent that any future grants of AGSI Options will not result in a net increase in the aggregate number of AGSI Shares issued or issuable under the AGSI Stock Option Plans between the date hereof and the Effective Time.

             (f) AGSI shall not sell, lease, transfer or otherwise dispose of any of its assets, except as provided for by, or contemplated in, this Agreement, or in the ordinary course of business.

             (g) Except as contemplated by SCHEDULE 4.1 in the AGSI Disclosure Schedule, AGSI shall not increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, officers or employees, pay bonuses to any such director, officer or employee, or pay any salaries except (i) in the ordinary course of business consistent with past practices, or (ii) as required under any existing written employment agreement with any officer, director or employee of AGSI.

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     4.2.    NO SOLICITATION.  From and after the date hereof, AGSI will not, and will not authorize or permit any of its officers, directors, employees, agents and other representatives (collectively, "AGSI Representatives") to directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, an AGSI Acquisition Proposal (as defined herein) from any Person or engage in any discussion or negotiations relating thereto or accept any AGSI Acquisition Proposal. AGSI shall immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any parties conducted heretofore by AGSI or any AGSI Representatives with respect to any of the foregoing. To the extent permitted by Applicable Law, AGSI will promptly notify CNMX of any such discussion or negotiations, requests for such information or the receipt of any AGSI Acquisition Proposal, including (a) the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such AGSI Acquisition Proposal and (b) the material terms and conditions of any AGSI Acquisition Proposal. As used in this Agreement, "AGSI Acquisition Proposal" shall mean any proposal or offer considered by the Board of Directors of AGSI to be bona fide, other than a proposal or offer by CNMX or any of its Affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving AGSI or any proposal to acquire in any manner a substantial equity interest in AGSI. Notwithstanding the foregoing, nothing in this Section 4.2 shall prohibit the Board of Directors of AGSI from furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire AGSI pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or some other transaction, if, and only to the extent that (A) the Board of Directors determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duty to its stockholders, (B) prior to furnishing such information to, or entering into discussions with or negotiations with, such person or entity, to the extent permitted by Applicable Law, AGSI provides notice to CNMX to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (C) to the extent permitted by Applicable Law, AGSI keeps CNMX informed, on a current basis, of the status of any such discussions or negotiations.

     4.3.    AGSI DISCLOSURE SCHEDULE.   On or before July 1, 1997, AGSI
shall deliver to CNMX and CRSI the AGSI Disclosure Schedule. AGSI shall have the right to update the AGSI Disclosure Schedule until five (5) Business Days prior to the Closing Date to reflect changes therein resulting from operations in the ordinary course of business; provided, that AGSI shall not be entitled to update the AGSI Disclosure Schedule if such update, considered in the aggregate with all other subsequent modifications to the AGSI Disclosure Schedule, reflect a Material Adverse Effect when compared to the representations contained in the AGSI Disclosure Schedule originally delivered to CNMX.

ARTICLE 5.  COVENANTS OF CNMX AND CRSI

     CNMX and CRSI hereby agree to perform as follows:

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 29

     5.1. OPERATION PRIOR TO THE CLOSING DATE. Subject to the provisions of Section 5.2, from the date hereof through the Closing Date:

            (a) Neither CNMX nor CRSI shall engage in any practice, take any action or enter into any transaction other than in the customary and ordinary course of business without giving prior notice to AGSI. Following the Proxy Mailing Date, neither CNMX nor CRSI shall engage in any practice, take any action, or enter into any transactions, other than in the customary and ordinary course of business, without the prior consent of AGSI if such practice, action or transaction would change in any material respect the information concerning CNMX or CRSI required to be disclosed in the Registration Statement.

            (b) CNMX and CRSI shall use their best efforts to keep their business, properties and business relationships substantially intact.

            (c) Each of CNMX and CRSI shall pay and perform all of its debts, liabilities and obligations consistent with past practices, except to the extent being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been established, (ii) perform its obligations under all Authorizations and CNMX Contracts, and (iii) comply in all respects with Applicable Law, except, in each case, where the failure to so perform or comply could not reasonably be anticipated to have a Material Adverse Effect.

            (d) Except as contemplated by SCHEDULE 5.1 in the CNMX Disclosure Schedule, CNMX and CRSI shall (i) not take any action, and shall endeavor in good faith not to permit any event to occur, which would cause or constitute a material breach, or would, if such action or event had occurred prior to the date of this Agreement, have caused or constituted a material breach, of any of the representations and warranties set forth in
     Article 3 hereof, except that CNMX and CRSI may operate in the ordinary course of their businesses even if the results of operation in the ordinary course of business would require disclosure in the CNMX Disclosure Schedule; provided that such CNMX Disclosure Schedule is supplemented by CNMX not later than five (5) Business Days prior to the Closing Date to reflect the changes therein resulting from such operation, and such operation does not result in a Material Adverse Effect; (ii) in the event of, and promptly after the occurrence of, or promptly after becoming aware of the occurrence of or the impending or threatened occurrence of, any event which would cause or constitute a material breach or would, if it had occurred immediately prior to the date hereof, have caused or constituted a material breach of any of the representations and warranties set forth in
     Article 3, give notice thereof to AGSI; and (iii) use its best efforts to prevent or promptly to remedy such breach.

            (e) Neither CNMX nor CRSI shall (i) repurchase, declare or pay any dividends, (ii) make any other distributions consisting of cash or marketable securities or any combination thereof, or (iii) issue, sell or agree to sell any shares of its capital stock, or any securities convertible into, or options with respect to, or warrants to purchase or rights to

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

     subscribe for, any shares of its capital stock, except, in each case (I) pursuant to the exercise of options and warrants outstanding as of the date hereof, or (II) pursuant to grants under stock option plans of CNMX in existence on the date hereof, in the ordinary course of business consistent with prior practices.

            (f) Neither CNMX nor CRSI shall sell, lease, transfer or otherwise dispose of any of its assets, except as provided for by, or contemplated in, this Agreement, or in the ordinary course of business.

            (g) Except as contemplated by SCHEDULE 5.1 in the CNMX Disclosure Schedule, neither CNMX nor CRSI shall increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, officers or employees, pay bonuses to any such director, officer of employee, or pay any salaries except (i) in the ordinary course of business consistent with past practices, or (ii) as required under any existing written employment agreement with any officer, director or employee of CNMX or CRSI.

            (h)  CNMX shall not transfer any interest in CRSI.

     5.2.   NO SOLICITATION.  From and after the date hereof, neither
CNMX nor CRSI will authorize or permit any of its officers, directors, employees, agents and other representatives (collectively, "CNMX Representatives") to directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a CNMX Acquisition Proposal (as defined herein) from any Person or engage in any discussion or negotiations relating thereto or accept any CNMX Acquisition Proposal. CNMX and CRSI shall immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any parties conducted heretofore by CNMX, CRSI or any CNMX Representatives with respect to any of the foregoing. To the extent permitted by Applicable Law, CNMX will promptly notify AGSI of any such discussion or negotiations, requests for such information or the receipt of any CNMX Acquisition Proposal, including (a) the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such CNMX Acquisition Proposal and (b) the material terms and conditions of any Acquisition Proposal. As used in this Agreement, "CNMX Acquisition Proposal" shall mean any proposal or offer considered by the Board of Directors of CNMX to be bona fide, other than a proposal or offer by AGSI or any of its Affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving CNMX or CRSI or any proposal to acquire in any manner a substantial equity interest in CNMX or CRSI. Notwithstanding the foregoing, nothing in this Section 5.2 shall prohibit the Board of Directors of CNMX from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire CNMX or CRSI pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or some other transaction, if, and only to the extent that (A) the Board of Directors determines in good faith that such action is required for the Board of Directors to comply with its fiduciary duty to its stockholders, (B) prior to furnishing such information to, or entering into discussions with or negotiations with, such person or

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 31
entity, to the extent permitted by Applicable Law, CNMX provides notice to AGSI to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and (C) to the extent permitted by Applicable Law, CNMX keeps AGSI informed, on a current basis, of the status of any such discussions or negotiations; and (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a CNMX Acquisition Proposal. CNMX will use reasonable efforts to cause a Person provided proprietary information in accordance with the foregoing to enter into a confidentiality agreement.

      5.3. CNMX DISCLOSURE SCHEDULE. On or before July 1, 1997, CNMX and CRSI shall deliver to AGSI the CNMX Disclosure Schedule. CNMX shall have the right to update the CNMX Disclosure Schedule until five (5) Business Days prior to the Closing Date to reflect changes therein resulting from operations in the ordinary course of business; provided, that CNMX shall not be entitled to update the CNMX Disclosure Schedule if such update, considered in the aggregate with all other subsequent modifications to the CNMX Disclosure Schedule, reflect a Material Adverse Effect when compared to the representations contained in the CNMX Disclosure Schedule originally delivered to AGSI.

      5.4.   CONTINUITY OF BUSINESS ENTERPRISE.   CNMX will either
continue, or will cause the Surviving Corporation to continue, at least one significant historic business line of AGSI, or use at least a significant part of AGSI's historic business assets in a business, in each case within the meaning of Treasury Regulation 1.368-l(d).

ARTICLE 6.   ADDITIONAL AGREEMENTS

      6.1.   AGSI STOCK OPTION PLANS; WARRANTS.

             (a) At the Effective Time, each then outstanding option to purchase AGSI Shares (whether or not then currently exercisable) (each, an "AGSI Option") granted under the AGSI's Stock Option Plans shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by CNMX and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option, the number of whole CNMX Shares and cash in lieu of any fractional shares equal to the number of AGSI Shares issuable with respect to such AGSI Stock Option multiplied by the Conversion Amount, at an exercise price per CNMX share equal to the exercise price per AGSI Share divided by the Conversion Amount. As promptly as practicable after the Effective Time, CNMX shall issue to each holder an AGSI Stock Option under the AGSI Stock Option Plans a written instrument evidencing CNMX's assumption of such option. Prior to the Effective Time, AGSI shall take such additional actions as are necessary or desirable under Applicable Law and the applicable agreements and AGSI Stock Option Plans to assure that each outstanding AGSI Stock Option shall, from and after the Effective Time, represent only the right to purchase, upon exercise, whole CNMX Shares and cash in lieu of any fractional shares.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 32

             (b) As soon as practicable after the Effective Time, CNMX shall file and use reasonable efforts to cause to become effective a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with respect to the issuance of CNMX Shares issuable upon exercise of such AGSI Stock Options assumed by CNMX pursuant to Section 6.1(a).

             (c) At the Effective Time, each then outstanding warrant to purchase AGSI Shares (each, an "AGSI Warrant") shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by CNMX and shall thereafter be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable to such AGSI Warrant, the number of whole CNMX Shares and cash in lieu of any fractional shares equal to the number of AGSI Shares issuable with respect to such AGSI Warrant multiplied by the Conversion Amount, at an exercise price per CNMX Share equal to the exercise price per AGSI Share divided by the Conversion Amount. As promptly as practicable after the Effective Time, CNMX shall issue to each holder of an AGSI Warrant a written instrument evidencing CNMX's assumption of such AGSI Warrant. Prior to the Effective Time, AGSI shall take such additional actions as are necessary or desirable under Applicable Law and the applicable agreements relating to any AGSI Warrant to assure that each outstanding AGSI Warrant shall, from and after the Effective Time, represent only the right to purchase, upon exercise, whole CNMX Shares and cash in lieu of any fractional shares.

     6.2. SHAREHOLDERS MEETING. AGSI and CNMX shall each take all action necessary in accordance with Applicable Law and in accordance with their respective certificates or articles of incorporation and bylaws to convene a meeting of their respective stockholders as promptly as practicable after the Registration Statement is declared effective by the SEC, to consider and vote upon the approval of this Agreement. AGSI (subject to the provisions of Sections
4.2 and Section 10) and CNMX (subject to the provisions of Sections 5.2 and
Section 10) each, through its board of directors, shall recommend to its stockholders approval of this Agreement, and shall use reasonable efforts to obtain approval and adoption of this Agreement by such stockholders.

     6.3. REGISTRATION STATEMENT AND PROXY STATEMENT; LISTING OF CNMX COMMON SHARES.

             (a) CNMX shall prepare and file with the SEC as soon as practicable a Registration Statement on Form S-4 ("Registration Statement") with respect to the CNMX Shares issuable in the Merger, a portion of which shall also serve as the joint proxy statement/prospectus with respect to the meetings of the stockholders of CNMX and AGSI to approve the Merger, and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable. AGSI acknowledges and agrees that such Registration Statement may be filed concurrently with and/or include a separate registration statement on Form S-3 for the resale of CNMX Shares that were issued in a transaction unrelated to the Merger. CNMX shall also take any action required to be taken under blue sky or securities laws in connection with CNMX Shares prior to the Closing.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 33

     AGSI shall furnish CNMX all information concerning AGSI and the holders of its common stock required for use in the Registration Statement, and AGSI shall take such other actions as CNMX may reasonably request in connection with the preparation of such Registration Statement and the actions to be taken by AGSI pursuant to this Section 6.3. None of the information furnished by or on behalf of AGSI for use in the Registration Statement shall contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained therein not misleading.

             (b) AGSI shall prepare as soon as practicable a proxy statement that will be the same proxy statement/prospectus contained in the Registration Statement and a form of proxy, in connection with the vote of AGSI's stockholders with respect to the consummation of the transactions set forth in this Agreement (such proxy statement/prospectus, together with any amendments thereof or supplements thereto, in any case in the form or forms mailed to AGSI's stockholders, is herein called the "Proxy Statement"). CNMX shall furnish AGSI all information concerning CNMX and CRSI required for use in the Proxy Statement, and CNMX shall take such other action as AGSI may reasonably request in connection with the preparation of the Proxy Statement. None of the information furnished by or on behalf of CNMX for use in the Registration Statement shall contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained therein not misleading.

             (c) CNMX shall file with the National Association of Securities Dealer, Inc., a Nasdaq National Market Notification Form for Listing Additional Shares and Notification Pursuant to SEC Rule 10b-17 with regard to the CNMX Shares to be issued in the Merger to permit trading in such shares from and after the Closing Date.

     6.4.    ACCESS.  Each of CNMX, CRSI and AGSI (as applicable, the
"Reviewing Party") and their respective officers, employees and representatives (including independent public accountants, investment bankers, environmental consultants and counsel), as applicable, will at all reasonable times be permitted reasonable access to the corporate offices and other facilities of each other (as applicable, the "Disclosing Party"); will be permitted to make copies of or abstracts from all of the books and records, financial and operating data and other information of the Disclosing Party; and will be permitted to discuss the affairs and accounts of the Disclosing Party with the directors, officers, employees, counsel, and accountants of the Disclosing Party. Such investigation shall not, however, affect the representations and warranties of AGSI, CNMX or CRSI set forth in Articles 2 and 3 hereof, respectively. In the event the transactions contemplated hereby should not close for any reason, the Reviewing Party agrees that it will promptly return to the Disclosing Party all such documents (including copies thereof) furnished by or on behalf of the Disclosing Party to the Reviewing Party and its representatives and the Reviewing Party shall hold in confidence and shall not use or disclose to any third party any information concerning the Disclosing Party obtained from such documents or otherwise in connection with the transactions contemplated by this Agreement unless (a) such information was at the time of its use or disclosure to any third party by the Reviewing Party in the public domain other than as a result of any breach of this provision by the Reviewing Party or (b) such disclosure is required by Applicable Law.

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 34

     6.5. COMPLIANCE WITH SECURITIES ACT; REGISTRATION RIGHTS AGREEMENT. Prior to the Closing Date, AGSI shall cause to be prepared and delivered to CNMX and CRSI an updated list (reasonably satisfactory to counsel for CNMX) identifying all persons who at the time of AGSI's shareholder meeting may be deemed to be a Rule 145 Affiliate. On the Closing Date, CNMX shall execute a Registration Rights Agreement containing the terms described in SCHEDULE 6.5 providing for the registration of the sale of the CNMX Shares by certain Affiliates of AGSI to be received by AGSI in the Merger, as further provided therein; provided, however, that CNMX shall not have any registration obligation with regard to (a) any Persons who are not subject to the restrictions of Rule 145 on the Closing Date, or (b) who, by reason of their affiliation (or lack thereof) with CNMX or subsequent changes in the scope of Rule 145, cease to become subject to the limitations of Rule 145.

     6.6.   [RESERVED].

     6.7.   REASONABLE EFFORTS.   Subject to Sections 4.2 and 5.2, upon
the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority;
(b) the obtaining of all necessary consents, approvals or waivers from third parties, the absence of which, in the aggregate, could reasonably be anticipated to have a Material Adverse Effect; (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

     6.8.   PUBLIC ANNOUNCEMENTS.   CNMX and CRSI, on the one hand, and
AGSI, on the other hand, will consult with each other before issuing any press release with respect to the transactions contemplated by this Agreement, and shall not issue any such press release without the prior consent of the other, which consent shall not be unreasonably withheld or delayed, unless otherwise required under Applicable Law.

     6.9.   NOTIFICATION OF CERTAIN MATTERS.   AGSI shall give to CNMX
prompt notice of: (i) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received subsequent to the date of this Agreement and prior to the Effective Time under any note, license, agreement or other instrument or obligation other than in respect of defaults which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; (ii) from and after the Proxy Mailing Date, prompt notice of the occurrence of any event that would require the information regarding AGSI contained in the Proxy

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

Statement to be amended or supplemented under applicable securities laws; and
(iii) any Material Adverse Effect or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. CNMX and CRSI shall give AGSI (a) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received subsequent to the date of this Agreement and prior to the Effective Time under any note, license, agreement or other instrument or obligation other than in respect of defaults which, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; (b) from and after the date of this Agreement, prompt notice of the occurrence of any event that would require CNMX to file a current report on Form 8-K or issue a press release under applicable securities laws; (c) from and after the Proxy Mailing Date, prompt notice of the occurrence of any event that would require the information regarding CNMX contained in the Proxy Statement to be amended or supplemented under applicable securities laws; and (d) any Material Adverse Effect or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each party shall give the other prompt notice of any written notice or other written communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

     6.10.   LETTERS OF AGSI'S ACCOUNTANTS.   AGSI shall use its best
efforts to deliver to CNMX a letter from Price Waterhouse, AGSI's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to CNMX, in form and substance reasonably satisfactory to CNMX and customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement ("Accountant's Consent Letter").

     6.11.   SEC FILINGS.   CNMX shall cause to be filed all periodic and
current reports required to be filed with the SEC for all periods after the execution of this Agreement through the Closing Date.

     6.12.   REPORTING REQUIREMENTS.   CNMX shall continue to file such
reports under the Exchange Act on a timely basis so as to permit resales of CNMX Shares by the Rule 145 Affiliates in accordance with Rule 145, during the period in which such persons are subject to the limitations of Rule 145 in effect at such time; provided, however, that CNMX shall not have any such obligation with regard to (a) any Person who is not subject to the restrictions of Rule 145 on the Closing Date, or (b) who, by reason of their affiliation (or lack thereof) with CNMX or subsequent changes in the scope of Rule 145, cease to become subject to the limitations of Rule 145.

     6.13.   INDEMNIFICATION.

             (a) SCOPE OF INDEMNITY. From and after the Effective Time, CNMX shall indemnify, defend and hold harmless the officers, directors and employees of AGSI who were such at any time prior to the Effective Time (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by this Agreement to the fullest extent permitted or required under Applicable

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 36

     Law; provided, however that the requirement to advance expenses shall be limited to those instances in which the indemnified party undertakes to repay such amount if it shall ultimately be determined that he is not required to be indemnified under Section 145(c) of the DGCL. CNMX agrees that all rights to indemnification existing in favor of the directors, officers and employees of AGSI as provided in AGSI's Certificate of Incorporation or Bylaws, as applicable, and as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect from and after the Effective Time, and CNMX shall, and shall cause the Surviving Corporation to, indemnify and hold harmless such persons to the extent so provided. In the event of any actual or threatened claim, action, suit, proceeding or investigation in respect of any indemnifiable matter under this Section 6.13, (i) CNMX shall cause the Surviving Corporation to pay the reasonable fees and expenses of counsel selected by the Indemnified Party in advance of the final disposition of any such action to the fullest extent permitted by Applicable Law, upon receipt of any undertaking required by Applicable Law, and (ii) CNMX shall cause the Surviving Corporation to cooperate in the defense of any such matter.

             (b) CONTINUING EFFECT. The provisions of this Section 6.13 shall survive the Merger, and are intended to be for the benefit of, and shall be enforceable by, any officer, director, employee, trustee or agent of AGSI, and such person's heirs or representatives, that is the subject of such Section, as the case may be (the expense, including reasonable attorneys' fees, that may be incurred thereby in enforcing such provisions to be paid by CNMX).

     6.14.   RESIGNATION OF DIRECTORS OF AGSI.   AGSI shall deliver to
CNMX, except as otherwise requested by CNMX, the written resignation of all directors of AGSI effective as of the Effective Date.

     6.15.   NUMBER AND APPOINTMENT OF DIRECTORS OF CNMX.   At Closing,
CNMX shall use its best efforts to take all necessary corporate action in order to (a) increase the number of members of the Board of Directors of CNMX from seven (7) to nine (9), (b) effect the removal or resignation of one Director and
(c) create the office of Vice Chairman; and, prior to Closing, AGSI shall have the right to designate three Directors to be effective upon Closing to serve until removed or their successor is elected; provided that such individuals' background and experience meets CNMX's reasonable criteria for a director of CNMX. In addition, CNMX shall use its best efforts to cause one of such directors designated by AGSI to be elected Vice Chairman, two of such directors designated by AGSI to be appointed to the Audit Committee of the CNMX Board and one of such directors designated by AGSI to be appointed to the Compensation Committee of the CNMX Board.

     6.16.    AGSI PROPOSAL.   On or before June 23, 1997, AGSI shall
deliver to CNMX a proposal (the "Proposal") regarding the provision of value or benefits to certain executives of AGSI. CNMX shall have until July 8, 1997 to accept or reject the Proposal (as the same may be amended by the mutual agreement of CNMX and such executives), upon written notice to AGSI, in its sole discretion.

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ARTICLE 7.   CONDITIONS PRECEDENT TO MERGER

     The obligation of the parties hereto to consummate the Merger is subject to fulfillment, or written waiver signed by all parties hereto, of each of the following conditions precedent on or prior to the Closing Date or the date specified therein.

     7.1.    REGISTRATION STATEMENT.    The Registration Statement shall
have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect. All necessary state securities or blue sky authorizations shall have been received. The CNMX Shares issuable in the Merger shall have been listed or approved for listing on the Nasdaq SmallCap Market.

     7.2.    NO ORDER.   No Governmental Authority or court of competent
jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of prohibiting the Merger or any of the transactions contemplated hereby or otherwise making the consummation of the Merger or any of the transactions contemplated hereby illegal.

     7.3.    AGSI PROPOSAL.   If the Proposal shall have been rejected by
CNMX on or before July 8, 1997, and if CNMX and such executives shall not have mutually agreed in writing on an acceptable proposal on or before August 11, 1997, then either party may terminate this Agreement upon written notice to the others at any time prior to written agreement of CNMX and AGSI upon the terms of such proposal.

     7.4.    GOODWILL DETERMINATION.   CNMX and AGSI shall each have
determined, in their reasonable discretion, on or before July 15, 1997, that the net increase in the goodwill associated with the Merger anticipated to be reflected on the balance sheet of CNMX following the Closing Date will not be more than $1.5 million. The failure of any party to terminate this Agreement as a result of the failure of this condition on or before July 22, 1997 shall constitute a waiver of such party's right to terminate this Agreement hereunder.

ARTICLE 8.   CONDITIONS PRECEDENT TO CLOSING BY CNMX AND CRSI

     The obligations of CNMX and CRSI to consummate the Merger are subject to fulfillment, or written waiver signed by CNMX and CRSI, of each of the following conditions precedent on or prior to the Closing Date.

     8.1.    STOCKHOLDER APPROVAL; FURTHER BOARD APPROVAL.   The Merger
shall have been approved by the requisite vote of the holders of CNMX Shares in accordance with Applicable Law and its Articles of Incorporation and Bylaws and the further approval of the Boards of Directors of CNMX and CRSI referred to in
Section 3.4 shall have been obtained.

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     8.2.    REPRESENTATIONS AND WARRANTIES.   Each and every representation
and warranty made by AGSI (as updated by the substitution of Schedules pursuant to Section 4.3) shall be true and correct (a) in all respects (with regard to representation and warranties subject to materiality or Material Adverse Effect qualifications) and (b) in all respects other than the failure of which could not reasonably be anticipated to have a Material Adverse Effect (with regard to representations and warranties not subject to materiality or Material Adverse Effect qualifications), in each case when made, and shall be true and correct in all such respects as if originally made on and as of the Closing Date.

     8.3.    AGSI DOCUMENTS.   AGSI shall have delivered the following to
CNMX in form and substance reasonably satisfactory to CNMX and its counsel:

             (a) A certificate signed by the chief executive officer of AGSI, on behalf of and in his capacity as an officer of AGSI, confirming, on and as of the Closing Date, the satisfaction of the condition contained in Section
     8.2 and AGSI's compliance in all material respects with the applicable covenants set forth in Articles 4 and 6.

             (b) An opinion of counsel to AGSI in a form reasonably acceptable to CNMX.

             (c) The minute books, bylaws, certificate of incorporation of AGSI.

     8.4.    NO MATERIAL ADVERSE CHANGE.   No change shall have occurred
with respect to AGSI, or its assets from the date hereof through the Closing Date which would have a Material Adverse Effect.

     8.5.    DISSENTERS' RIGHTS.   The holders of AGSI Shares requesting
an appraisal of their shares or exercising the dissenters' right referred to in
Section 1.2(m) hereof shall not hold more than an aggregate of 10% of all outstanding AGSI Shares.

     8.6.    NON-COMPETITION AGREEMENT; EMPLOYMENT AND CONSULTING
RELATIONSHIP.

             (a) The person listed on SCHEDULE 8.6(a) shall have executed an agreement containing the general terms and conditions set forth in SCHEDULE 8.6(a).

             (b) The parties identified on SCHEDULE 8.6(b) shall have entered into employment or consulting agreements with either CNMX or the Surviving Corporation upon the general terms and conditions set forth in
     SCHEDULE 8.6(b).

     8.7.    ACCOUNTANT'S CONSENT LETTER.   CNMX shall have received from
AGSI the Accountant's Consent Letter.

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

     8.8.    AGSI OBLIGATIONS PERFORMED.   All obligations of AGSI to be
performed hereunder through and including the Closing Date shall have been performed in all material respects.

     8.9. SATISFACTION OR WAIVER OF CONDITIONS PRECEDENT OF AGSI. Each of the conditions precedent to the obligations of AGSI set forth in Articles 7 and 9 shall have been satisfied or otherwise waived by AGSI.

     8.10.   RESERVED.

     8.11.   RESERVED.

     8.12.   BANK ACCOUNT.   AGSI shall have irrevocably instructed all
banks and other financial institutions where AGSI maintains an account, lock box, safe deposit box, or similar arrangement, to change the persons authorized to make withdrawals therefrom or deposits thereto or otherwise to transact business in connection therewith, to such persons as CNMX shall designate in writing at least two Business Days prior to Closing Date.

     8.13   CNMX'S INVESTIGATION.

            (a) CNMX shall not have found the AGSI Disclosure Schedule to disclose any state of facts with respect to the matters represented in
     Article 2 hereof that is unacceptable to it, in its sole judgment, as a basis for proceeding with the Merger on the terms and conditions contemplated hereby. Failure of CNMX to object in writing to any disclosure in the AGSI Disclosure Schedule by the Due Diligence Date shall be deemed a waiver of this condition.

            (b) The investigation by CNMX and its representatives in connection with the transactions contemplated by this Agreement shall not have caused CNMX or its representatives to become aware of any facts or circumstances which relate to the business, operations, assets, properties, liabilities, financial condition, results of operation or affairs of AGSI that, in the good faith business judgment of CNMX, either (i) represent a material adverse change or state of facts that could reasonably be expected to result in a material adverse change in the business, operations, assets, properties or prospects of AGSI from that described in Article 2 hereof, or
     (ii) represent in the aggregate previously undisclosed Liabilities that could reasonably be anticipated to result in Damages in excess of $300,000.

            (c) CNMX may deliver, based upon its review of the AGSI Disclosure Schedules and other information delivered to it on or prior to the earlier of (i) the date on which the Proxy Statement is to be mailed to the shareholders of AGSI and CNMX ("Proxy Mailing Date") or (ii) August 21, 1997, written notice of its election to terminate this Agreement as a result of the failure to satisfy the conditions in clause (a) or (b) above, specifying in reasonable detail the reason therefor, and CNMX's failure to deliver such

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

     termination notice on or prior to such date shall constitute waiver of this condition by CNMX.

     8.14.   FAIRNESS OPINION.   CNMX shall receive a final written
opinion from the CNMX Financial Advisor on or before August 8, 1997 that the Merger and other transactions contemplated under this Agreement are fair to the stockholders of CNMX from a financial point of view ("CNMX Fairness Opinion"), and such CNMX Fairness Opinion shall not have been withdrawn prior to the Closing Date.

ARTICLE 9.   CONDITIONS PRECEDENT TO CLOSING BY AGSI

     The obligation of AGSI to consummate the Merger is subject to fulfillment, or written waiver signed by AGSI, of each of the following conditions precedent on or prior to the Closing Date.

     9.1.    STOCKHOLDER APPROVAL; FURTHER BOARD APPROVAL.   The Merger
shall have been approved by the requisite vote of the holders of the AGSI Shares in accordance with Applicable Law and its Certificate of Incorporation and Bylaws and the further approval of its Board of Directors referred to in Section
2.4 shall have been obtained.

     9.2.    REPRESENTATIONS AND WARRANTIES.   Each and every representation
and warranty made by CNMX and/or CRSI (as updated by the substitution of schedules pursuant to Section 5.3) shall be true and correct (a) in all respects (with regard to representations and warranties subject to materiality or Material Adverse Effect qualifications) and (b) in all respects other than the failure of which could not reasonably be anticipated to have a Material Adverse Effect (with regard to representations and warranties not subject to materiality or Material Adverse Effect qualifications), in each case when made and shall be true and correct in all such respects as if originally made on and as of the Closing Date.

     9.3.    CNMX AND/OR CRSI DOCUMENTS.   CNMX and/or CRSI, as the
applicable case may be, shall have executed and delivered to AGSI in form and substance reasonably satisfactory to AGSI and its counsel:

             (a) A certificate of the chief executive officer of CNMX and CRSI, on behalf of and in his respective capacity as an officer of CNMX and CRSI, confirming, on and as of the Closing Date, the satisfaction of the condition contained in Section 9.2 and the compliance by CNMX and CRSI in all material respects with the applicable covenants set forth in Articles 5 and 6.

             (b) An opinion of counsel to CNMX and/or CRSI in a form reasonably acceptable to AGSI.

             (c) The Registration Rights Agreement, executed by CNMX.

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

             (d) The Exchange Agent Agreement, executed by CNMX and the Exchange Agent.

     9.4.    SATISFACTION OR WAIVER OF CONDITIONS PRECEDENT OF CNMX AND
CRSI.   Each of the conditions precedent to the obligations of CNMX and CRSI set forth in Articles 7 and 8 shall have been satisfied or otherwise waived by AGSI.

     9.5.    CNMX AND CRSI OBLIGATIONS PERFORMED.   All obligations of
CNMX and CRSI to be performed hereunder through and including the Closing Date shall have been performed in all material respects. In addition, the elections and appointments contemplated by Section 6.15 hereof shall have become effective.

     9.6.    NO MATERIAL ADVERSE CHANGES.   No event shall have occurred
from the date hereof through the Closing Date that would require the information regarding CNMX contained in the Proxy Statement to be amended or supplemented under applicable securities laws or otherwise would have a Material Adverse Effect.

     9.7.    AGSI'S INVESTIGATION.

             (a) AGSI shall not have found the CNMX Disclosure Schedule to disclose any state of facts with respect to the matters represented in
     Article 3 hereof that is unacceptable to it, in its sole judgment, as a basis for proceeding with the Merger on the terms and conditions contemplated hereby. Failure of AGSI to object in writing to any disclosure in the CNMX Disclosure Schedule by the Due Diligence Date shall be deemed a waiver of this condition.

              (b) The investigation by AGSI and its representatives in connection with the transactions contemplated by this Agreement shall not have caused AGSI or its representatives to become aware of any facts or circumstances which relate to the business, operations, assets, properties, liabilities, financial condition, results of operation or affairs of CNMX that, in the good faith business judgment of AGSI, either (i) represent a material adverse change or state of facts that could reasonably be expected to result in a material adverse change in the business, operations, assets, properties or prospects of CNMX from that described in Article 3 hereof, or
     (ii) represent in the aggregate previously undisclosed Liabilities that could reasonably be anticipated to result in Damages in excess of $300,000.

              (c) AGSI may deliver, based upon its review of the CNMX Disclosure Schedules and other information delivered to it on or prior to the earlier of (i) the Proxy Mailing Date or (ii) August 21, 1997, written notice of its election to terminate this Agreement as a result of the failure to satisfy the conditions in clause (a) or (b) above, specifying in reasonable detail the reason therefor, and AGSI's failure to deliver such termination notice on or prior to such date shall constitute waiver of this condition by AGSI.

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     9.8.    FAIRNESS OPINION.   AGSI shall receive a final written
opinion from the AGSI Financial Advisor on or before August 8, 1997 that the Merger and other transactions contemplated under this Agreement are fair to the stockholders of AGSI from a financial point of view ("AGSI Fairness Opinion"), and such AGSI Fairness Opinion shall not have been withdrawn prior to the Closing Date.

     9.9.    NON-COMPETITION AGREEMENT; EMPLOYMENT AND CONSULTING RELATIONSHIP.

             (a) The persons listed in SCHEDULE 9.9(a) shall have executed an agreement containing the general terms and conditions set forth in SCHEDULE
     9. 9(a).

             (b) The parties identified on SCHEDULE 9.9(b) shall have entered into employment or consulting agreements with CNMX or the Surviving Corporation upon the general terms and conditions set forth in SCHEDULE 9.9(b).

     9.10.   TAX ADVICE.   AGSI shall have received from its tax counsel
an opinion, in form and substance satisfactory to it, that the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code.

ARTICLE 10.  TERMINATION

     10.1.   TERMINATION BY MUTUAL CONSENT.   This Agreement may be
terminated and may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of AGSI and CNMX, by the mutual consent of CNMX, CRSI and AGSI.

     10.2.   TERMINATION BY AGSI.   This Agreement may be terminated and
the Merger may be abandoned by AGSI if either (a) AGSI has not received written notice from CNMX that the further approvals of the Boards of Directors of CNMX and CRSI referred to in Section 3.4 have been obtained on or before August 21, 1997, or (b) the closing conditions set forth in Articles 7 and 9 shall not have been satisfied in full or waived on or before October 31, 1997 or the date set forth therein.

     10.3.   TERMINATION BY CNMX OR CRSI.   This Agreement may be
terminated and the Merger may be abandoned by CNMX or CRSI if either (a) CNMX has not received written notice from AGSI that the further approval of the Board of Directors of AGSI referred to in Section 2.4 has been obtained on or before August 21, 1997, or (b) the closing conditions set forth in Articles 7 and 8 shall not have been satisfied in full or waived on or before October 31, 1997 or the date set forth therein.

     10.4.   TERMINATION RESULTING FROM ACQUISITION PROPOSALS.   In the
event that any Person shall have made an AGSI Acquisition Proposal or CNMX Acquisition Proposal, as applicable, and the Board of Directors of AGSI or CNMX, as applicable, approves the execution of an agreement relating thereto or recommends to the stockholders of AGSI or CNMX, as applicable, the acceptance

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

of any such acquisition proposal, then such party shall promptly, but in no event later than two days after the date of such Board approval or recommendation, pay to the other a fee of $400,000 as liquidated damages, this Agreement shall terminate and the parties shall have no further liability or obligations hereunder. Each party acknowledges that the agreements contained in this Section 10.4 are integral parts of the transactions contemplated in this Agreement, and that, without these agreements, no party would enter into this Agreement; accordingly, if either party fails to promptly pay the amount due and pursuant to Section 10.4, and, in order to obtain such payment, the party entitled to receive payment commences a suit which results in a judgment against the non-paying party, for the fee set forth in this Section 10.4, the non-prevailing party shall pay the prevailing party its cost and expenses (including attorneys' fees) in connection with such suit, together with interest on such amounts.

     10.5.   EFFECT OF TERMINATION.   In the event of the termination of
this Agreement and abandonment of the Merger (other than as provided in Section
10.4. above, in which case the payment of the amount specified therein shall be deemed to be liquidated damages for any claims under this Agreement arising from a termination resulting from an AGSI Acquisition Proposal or CNMX Acquisition Proposal, as applicable), this Agreement shall terminate and the parties shall have no liabilities or obligations to each other hereunder, except as provided in Sections 6.4; provided that nothing contained herein shall relieve any party of liability for fraud or willful breach of this Agreement.

ARTICLE 11.  DEFINITIONS

     11.1.   DEFINITIONS.   The terms used in this Agreement have the
respective meanings specified or referred to in this Article 11:

     "ACCOUNTANT'S CONSENT LETTER" shall have the meaning set forth in Section 6.10.

     "AFFILIATE" means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and any other Person who or which, directly or indirectly, has an equity interest of 10% or greater in such Person, is a director, or executive officer of such Person, or a member of the immediate family of any of the foregoing Persons, whether or not living under the same roof with such Person.

     "AGSI ACQUISITION PROPOSAL" shall have the meaning set forth in Section
4.2.

     "AGSI AFFILIATE AGREEMENTS" shall have the meaning set forth in Section 2.9(a)(xv).

     "AGSI CERTIFICATES" shall have the meaning set forth in Section 1.2.

     "AGSI CONTRACTS" shall have the meaning set forth in Section 2.9.

     "AGSI CUT-OFF DATE" shall have the meaning set forth in Section 2.5(a).

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

     "AGSI CUT-OFF DATE BALANCE SHEET" shall have the meaning set forth in
Section 2.6(a).

     "AGSI DISCLOSURE SCHEDULE" shall have the meaning set forth in the introductory paragraph Article 2, to be delivered to CNMX and CRSI in accordance with Section 4.3.

     "AGSI EMPLOYEES" shall have the meaning set forth in Section 2.19.

     "AGSI FAIRNESS OPINION" shall have the meaning set forth in Section 9.8.

     "AGSI FINANCIAL ADVISOR" shall mean The GulfStar Group, Inc.

     "AGSI FINANCIAL STATEMENTS" shall have the meaning set forth in Section 2.5(a).

     "AGSI OPTIONS" shall have the meaning set forth in Section 6.1.

     "AGSI PLANS" shall have the meaning set forth in Section 2. l9(a).

     "AGSI SHARES" shall mean all of the issued and outstanding capital stock of AGSI immediately before the Merger.

     "AGSI STOCK OPTION PLANS" means the option plans under which AGSI grants AGSI Options.

     "AGSI SUBSIDIARY" means any entity in which AGSI has the ability to direct the management or affairs, other than FST Holdings, Inc. or Fleet Star of Texas, LLC.

     "AGSI REPRESENTATIVES" shall have the meaning set forth in Section 4.2.

     "APPLICABLE LAW" means any federal, state, local, municipal, foreign or other law, statute, legislation, act, constitution, ordinance, code, treaty, rule, regulation or guideline applicable to or against AGSI, CNMX or CRSI.

     "AUTHORIZATION" means any license, permit, authorization, franchise, grant, registration, certificate, consent and waiver awarded to AGSI or CNMX and/or CRSI by a Governmental Authority which is used, useable or held for use in or in conjunction with or otherwise associated with the business of AGSI, CNMX and/or CRSI.

     "BUSINESS DAY" means a day other than a Saturday, Sunday or other day on which commercial banks in Dallas, Texas are authorized or required to close.

     "CLOSE" OR "CLOSING" means the consummation of the transactions contemplated in Article 1 hereof as provided for in Section 1.3.

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

     "CLOSING PRICE" means the last sales prices for the CNMX Shares on the Trading Day proceeding the Closing Date, as reported on the Nasdaq SmallCap Market.

     "CLOSING DATE" means the date on which the Closing shall occur as provided for in Section 1.3.

     "CNMX" shall have the meaning set forth in the Recitals.

     "CNMX ACQUISITION PROPOSAL" shall have the meaning set forth in Section
5.2.

     "CNMX AFFILIATE AGREEMENTS" shall have the meaning set forth in Section 3.9(a)(xv)

     "CNMX CONTRACTS" shall have the meaning set forth in Section 3.9.

     "CNMX CUT-OFF DATE" shall have the meaning set forth in Section 3.5(a).

     "CNMX CUT-OFF DATE BALANCE SHEET" shall have the meaning set forth in
Section 3.6(a).

     "CNMX DISCLOSURE SCHEDULE" shall have the meaning set forth in the introductory paragraph of Article 3, to be delivered to AGSI in accordance with
Section 5.3.

     "CNMX FAIRNESS OPINION" shall have the meaning set forth in Section 8.14.

     "CNMX FINANCIAL ADVISOR" shall mean Rauscher Pierce Refsnes, Inc.

     "CNMX FINANCIAL STATEMENTS" shall have the meaning set forth in Section 3.5(a).

     "CNMX REPRESENTATIVES" shall have the meaning set forth in Section 5.2.

     "CNMX SUBSIDIARY" means any entity in which CNMX has the ability to direct the management or affairs.

     "CNMX SHARES" means shares of common stock, without par value, of CNMX.

     "CODE" means the Internal Revenue Code of 1986, as amended.

     "CONVERSION AMOUNT" shall mean the number of CNMX Shares issuable for each AGSI Share in the Merger.

     "DAMAGES" means all losses,, liabilities, settlement payments, awards, judgments, fines, penalties, damages, deficiencies, court costs, costs of arbitration or administrative proceedings, reasonable attorneys' fees and other reasonable expenses and costs.

     "DGCL" means the Delaware General Corporation Law.

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

     "DISCLOSING PARTY" shall have the meaning set forth in Section 6.4.

     "DORMANT SUBSIDIARIES" means the following CNMX subsidiaries: Dataplane Technologies, Inc., Canmax Retail Systems (B.C.), Inc. and the Point of Sale Corporation.

     "DUE DILIGENCE DATE" means July 22, 1997.

     "EFFECTIVE TIME" shall mean the last to occur of the date and time of the filing of the (a) articles of merger in the State of Texas and (b) certificate of merger in the State of Delaware.

     "EMPLOYEE BENEFIT PLANS" shall have the meaning set forth in Section 2.19.

     "ENVIRONMENT" means the soil, surface waters, ground waters, land, stream, sediments, surface or subsurface strata and ambient air.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "EXCHANGE ACT" means the Security Exchange Act of 1934, as amended.

     "EXCHANGE AGENT" means Montreal Trust.

     "EXCHANGE AGREEMENT" shall have the meaning set forth in Section 1.2(f).

     "EXCHANGE FUND" shall have the meaning set forth in Section 1.2(f).

     "GAAP" means generally accepted accounting principles as in effect from time to time in the United States of America. The term "generally accepted accounting principles" shall mean accounting principles which are (a) consistent with the principles promulgated or adopted by the Financial Accounting Standards Board and its predecessors as generally accepted accounting principles, and (b) such that a certified public accountant would, insofar as the use of accounting principles is pertinent, be in a position to deliver an unqualified opinion as to financial statements in which such principles have been properly applied.

     "GOVERNMENTAL AUTHORITY" means any federal, state, local, municipal, foreign or other government or any federal, state or local regulatory authority.

     "GOVERNMENTAL PERMITS" means all licenses, consents, franchises, permits, privileges, immunities, approvals, certificates and other authorizations from a Governmental Authority to AGSI, CNMX, or CRSI, as applicable.

     "HSR ACT" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

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     "INTELLECTUAL PROPERTY" means any and all United States and foreign: (a)
patents (including design patents, industrial designs and utility models) and patent applications (including reexaminations, docketed patent disclosures awaiting filing, reissues, divisions, continuations-in-part and extensions), patent disclosures awaiting filing, provisional applications, reissues, divisions, contributions, continuations-in-part and extensions, inventions and improvements thereto; (b) trademarks, service marks, trade names, trade dress, logos, business and product names, slogans, and registrations and applications for registration thereof; (c) copyrights (including all software) and registrations thereof; (d) inventions, processes, designs, formulae, trade secrets, know-how, industrial models, confidential and technical information, manufacturing, engineering and technical drawings, product specifications and confidential business information; (e) mask work and other semiconductor chip rights and registrations thereof; (f) intellectual property rights similar to any of the foregoing; and (g) copies and tangible embodiments thereof (in whatever form or medium, including electronic media).

     "IRS" means the Internal Revenue Service.

     "JOINT VENTURE" means a joint venture, partnership, limited liability company or other similar arrangement, whether in corporate, partnership or other legal form.

     "KNOWLEDGE" means (a) with respect to an individual "knowledge" of a particular fact or other matter if such individual is aware or should reasonably be aware, after due inquiry, of such fact or other matter; (b) with respect to a Person (other than an individual) "knowledge" of a particular fact or other matter if any individual who is serving as a director or executive officer of such Person has "knowledge" of such fact or other matter; and (c) with respect to the warranties made by AGSI, CNMX and CRSI that AGSI, CNMX and CRSI based upon a reasonable investigation, believes is true.

     "LEASES" shall mean those leases executed by AGSI, CNMX or CRSI referred to in Sections 2.28 and 3.25 and the respective schedules.

     "LIABILITIES" means damages, obligations, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all costs and expenses (legal, accounting or otherwise).

     "LIENS" means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest or encumbrance against any assets or properties of AGSI, CNMX or CRSI, as the case may be.

     "MATERIAL ADVERSE EFFECT" means any event or circumstance which results in or is reasonably likely to result in a material adverse change in (i) the financial condition, business, operations, properties or prospects of the specified entity, other than either general economic changes or regulatory or competitive changes that affect their industry generally, over which such entity has no control; (ii) the ability of such entity to perform its obligations under this Agreement, or (iii) the validity or enforceability of this Agreement.

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     "MERGER" means the merger described in Section 1.1.

     "NASDAQ SMALLCAP MARKET" means the National Association of Securities Dealers Automated Quotation SmallCap Market.

     "ORDER" means any order, judgment, injunction, or ruling issued, made, entered or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator as to which AGSI, CNMX, or CRSI is a party.

     "PBGC" shall have the meaning set forth in Section 2.19(c).

     "PERMITTED LIENS" means deposits under workmen's compensation, unemployment insurance or social security laws, or to secure statutory obligations or surety or similar bonds; government charges or other governmental levies which are not yet delinquent, or which are being contested in good faith by appropriate proceedings with adequate reserves in conformity with GAAP; statutory liens imposed by law incurred in the ordinary course of business or for obligations not yet due to carriers, warehousemen, laborers or materialmen; the interest or title of any lessor and property pursuant to a lease of real property; and other encumbrances other than those securing monetary obligations that do not materially and adversely affect the use of property as heretofore used in the ordinary course of business or materially detract from the value thereof.

     "PERSON" means any individual, corporation, partnership, joint venture, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or other entity or Governmental Authority.

     "PROCEEDING" means any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding).

     "PROPOSAL" shall have the meaning set forth in Section 6.16.

     "PROXY MAILING DATE" shall have the meaning set forth in Section 8.13(c).

     "PROXY STATEMENT" shall have the meaning set forth in Section 6.3(b).

     "REGISTRATION STATEMENT" shall have the meaning set forth in Section
6.3(a).

     "RULE 145 AFFILIATE" shall have the meaning as defined in paragraphs (c) and (d) of Rule 145 of the Securities Act.

     "SEC" means the United States Securities and Exchange Commission.

     "SECURITIES ACT" means the Securities Act of 1933, as amended.

-------------------------------------------------------------------------------
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 49

     "SEVERANCE OBLIGATIONS" shall mean, with respect to either AGSI, CNMX or CRSI, as applicable, the aggregate amount of any payments due under any agreements or arrangements with any current or former employees, officers, or directors that would entitle such person to receive any compensation or other payments upon or arising from either (i) the termination of such person's services as an employee, officer or director, or (ii) the consummation of the Merger.

     "SURVIVING CORPORATION" shall have the meaning set forth in Section 1.1.

     "TAX" OR "TAXES" means any federal, state, local or foreign income, sales, excise, real or personal property or other taxes, assessments, fees, levies, duties, deductions or other charges of any nature whatsoever (including, without limitation, interest and penalties) imposed by any Applicable Law.

     "TBCA" means the Texas Business Corporation Act.

     "TRADING DAY" means any day in which trades are recorded on the Nasdaq SmallCap Market.

     11.2.   DEFINED TERMS.   In this Agreement, all definitions shall be
equally applicable to both the singular and the plural forms.

ARTICLE 12.  MISCELLANEOUS

     12.1.   EXPENSES OF THE TRANSACTION.   Each of AGSI, CNMX and CRSI
agrees to pay its own fees and expenses in connection with this Agreement and the transactions hereby contemplated, except as otherwise provided herein.

     12.2.   FURTHER ASSURANCES.   Each of AGSI, CNMX and CRSI agrees
that it will, at any time and from time to time after the Closing Date, upon the request of the other party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably required from time to time in order to effectuate the provisions and purposes of this Agreement.

     12.3.   NOTICES.   All notices or other communications required or
permitted hereunder shall be in writing and shall be deemed given or delivered
(a) when delivered personally or by private courier, (b) when actually delivered by registered United States mail, return receipt requested, or (c) when sent by telecopy (provided, however, that, it is telephonically or electronically confirmed), addressed as follows:

     If to CNMX or CRSI, to:

          Canmax Inc.
          150 W. Carpenter Freeway

-------------------------------------------------------------------------------
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 50

          Irving, TX 75039
          Attn: Roger D. Bryant
          Phone: 972-541-1600
          Fax: 972-281-2388

     With copy to:

          Arter & Hadden
          1717 Main Street, Suite 4100
          Dallas, TX 75202
          Attn: William L. Rivers
          Phone: (214) 761-4357
          Fax: (214) 741-7139

     If to AGSI, to:

          Auto-Gas Systems, Inc.
          1202 Estates Drive, Suite D
          Abilene, Texas 79802
          Attn: G. Randy Nicholson
          Phone: (915) 678-3150
          Fax: (915) 676-3156

     With copy to:

          Gibson, Dunn & Crutcher LLP
          1717 Main Street, Suite 5400
          Dallas, Texas 75201
          Attn: Irwin F. Sentilles, III
          Phone: (214) 698-3119
          Fax: (214) 571-2956

or such other address as such party may indicate by a notice delivered to the other parties hereto in the manner herein provided.

     12.4.   NO MODIFICATION EXCEPT IN WRITING.   This Agreement shall
not be changed, modified, or amended except by a writing signed by the party to be charged and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to which performance is to be rendered.

     12.5.   ENTIRE AGREEMENT.   This Agreement, together with the
Schedules and Exhibits hereto and all previously executed Confidentiality Agreements, sets forth the entire agreement and understanding, and supersedes all prior agreements and understandings, among the parties as to the subject matter hereof.

-------------------------------------------------------------------------------
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 51

     12.6.  SEVERABILITY.   If any provision of this Agreement or the
application of any provision hereof to any person or in any circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

     12.7.  ASSIGNMENT.   This Agreement shall be binding upon and inure
to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party hereto except with the prior written consent of the other parties. Any purported assignment contrary to the terms of this Agreement shall be void.

     12.8.  PUBLICITY; ANNOUNCEMENTS.   Except to the extent required by
law, prior to the Closing Date, all publicity related to the transactions contemplated hereby shall be subject to the mutual approval of CNMX and AGSI; provided, CNMX and AGSI shall be entitled to disclose the transactions contemplated hereby without the prior approval of the other, but with prior notice to the other, to the extent reasonably necessary for CNMX or AGSI to comply with applicable securities laws.

     12.9.  CHOICE OF LAW.   This Agreement shall be deemed to have been
made in, and shall be construed in accordance with the laws of the State of Texas, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of Texas applicable to contracts entered into and performed entirely therein.

     12.10. CAPTIONS; CONSTRUCTION.   The captions appearing in this
Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof. All uses of the term "including" shall be construed as descriptive and not a limitation of the item described. All words used herein shall be construed to be of such gender as the circumstances require.

     12.11. SCHEDULES.   The Schedules referred to herein and delivered
upon execution hereof or pursuant to SCHEDULES 4.2 OR 5.2, as applicable, are hereby made a part of this Agreement.

                  [Remainder of page intentionally left blank]

-------------------------------------------------------------------------------
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 52

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement to be effective as of the day and year first above written.

                              AUTO-GAS SYSTEMS, INC.:



                              By:
                                    ----------------------------------------
                              Name:
                                    ----------------------------------------
                              Title:
                                    ----------------------------------------


                              CANMAX INC.:


                              By:
                                    ----------------------------------------
                              Name:
                                    ----------------------------------------
                              Title:
                                    ----------------------------------------


                              CANMAX RETAIL SYSTEMS, INC.


                              By:
                                    ----------------------------------------
                              Name:
                                    ----------------------------------------
                              Title:
                                    ----------------------------------------
-------------------------------------------------------------------------------
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER -- PAGE 53

                                    APPENDIX B


                                      [LOGO]
                           RAUSCHER PIERCE REFSNES, INC.





                                   July 21, 1997

Board of Directors
Canmax Inc.
150 West Carpenter Freeway
Irving, Texas 75039

Gentlemen:


You have asked our opinion as to the fairness from a financial point of view to the holders of common stock of Canmax Inc. ("Canmax") of the proposed merger of AutoGas Systems, Inc. ("AutoGas") with Canmax in which the common stock (the "Merger") provided for in the Agreement and Plan of Merger dated as of June 16, 1997 (the "Merger Agreement") between Canmax and AutoGas. We understand the Merger Agreement provides for each outstanding share of AutoGas common stock will be converted into the right to receive 3.37623 shares of Canmax common stock, resulting in an aggregate of up to 6,700,000 shares of Canmax common stock as consideration.

In connection with the opinion described below, we have reviewed business and financial information relating to Canmax and AutoGas. We have, among other things: (i) reviewed the Merger Agreement dated June 16, 1997 between Canmax and AutoGas; (ii) reviewed the Annual Reports to Stockholders for the three fiscal years ended October 31, 1996, Annual Reports on Form 10-K for the three fiscal years ended October 31, 1996 and interim Reports to Stockholders and Quarterly Reports on Form 10-Q for the six months ended April 30, 1997 of Canmax; (iii) reviewed the audited financial statements for the four years ended September 30, 1996 and the unaudited interim financial statements for the eight months ended May 31, 1996 and May 31, 1997 of AutoGas; (iv) discussed with certain members of senior management of Canmax and AutoGas the past and current business operations, financial condition and future prospects of Canmax and AutoGas; (v) reviewed certain internal financial analyses and forecasts of Canmax and AutoGas prepared by respective managements; (vi) reviewed historical market prices and trading volumes for Canmax's common stock; (vii) compared certain historical market prices and trading volumes for Canmax's common stock; (viii) compared certain financial information for Canmax and AutoGas with similar information for certain other companies the securities of which are publicly traded; and
(ix) reviewed selected financial terms of certain recent business combinations.

In addition, we have considered such other information and have conducted such other analyses as we deemed appropriate under the circumstances. In connection with our review, we have relied upon and assumed the accuracy and completeness of the financial and other information publicly available or furnished to us by Canmax and AutoGas or their representatives. We have not independently verified the accuracy or completeness of such information. We have not made or obtained any independent evaluations or appraisals of any of the properties, assets or facilities of Canmax or AutoGas. With respect to the financial projections of Canmax and AutoGas, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management as to the future financial performance of Canmax and AutoGas, respectively, and we express no opinion with respect to such forecasts or the assumptions on which they are based.

Subject to the foregoing and based upon our experience as investment bankers, the matters described above and other factors we deemed relevant, we are of the opinion that as of the date hereof the consideration to be paid to the shareholders of AutoGas pursuant to the Merger Agreement is fair from a financial point of view to the shareholders of Canmax.

                              Very truly yours,

                              RAUSCHER PIERCE REFSNES, INC.



                              By: /s/ John D. Kearney
                                  --------------------------
                                  John D. Kearney
                                  Managing Director

                                                                      APPENDIX C

                            THE GULFSTAR GROUP, INC.
                                  [Letterhead]



                                 August 8, 1997



Board of Directors
Auto-Gas Systems, Inc.
1202 Estates Drive, Suite D
Abilene, Texas 79602

Gentlemen:

     You have requested our opinion as to the fairness to the holders of the common stock of Auto-Gas Systems, Inc. ("AGSI" or the "Company") from a financial point of view of the per share consideration be received by the stockholders of AGSI pursuant to the terms of the Agreement and Plan of Merger dated as of June 16, 1997 (the "Merger Agreement") among Canmax Inc. ("Canmax"), Canmax Retail Systems, Inc., a wholly owned subsidiary of Canmax ("CRSI"), and AGSI. Pursuant to the terms of the Merger Agreement, AGSI will merge with CRSI (the "Merger") and each outstanding share of AGSI ("AGSI Common Stock") will be converted into the right to receive 3.37623 (the "Exchange Ratio") shares of Canmax's common stock ("Canmax Common Stock"). The business enterprise resulting from the merger is referred to herein as New Canmax while the independent entities are referred to as AGSI and Canmax. Additionally, all options ("AGSI Options") and warrants ("AGSI Warrants") to acquire shares of AGSI common stock will become options and warrants to acquire Canmax Common Stock with the number of shares and the exercise price of each option or warrant adjusted by the Exchange Ratio.

     In arriving at our opinion, we have, among other things, (i) reviewed the audited financial statements for recent years and other financial and operating data of AGSI made available to us by the Company; (ii) discussed with certain members of AGSI's senior management ("Management") the business, financial condition and prospects of AGSI and New Canmax; (iii) reviewed and discussed with Management certain internally prepared operating and financial information regarding AGSI, including certain projections; (iv) performed a limited review of, and conducted discussions with certain members of Canmax's senior management ("Canmax Management") concerning, the audited financial statements of Canmax for recent years and other publicly available information regarding Canmax, its finances and operations, the business, financial condition and prospects of Canmax and New Canmax, certain internally prepared operating and financial information regarding Canmax and New Canmax (including projections prepared by Canmax Management) and information concerning historical market prices and trading volumes for Canmax's common stock; (v) compared certain financial information of AGSI and Canmax with certain financial information and the recent reported common stock prices of companies engaged in businesses we consider to be comparable to that of AGSI and Canmax; (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (vii) reviewed a copy of the Merger Agreement dated June 16, 1997 (and we assume that the final form of the Amended and Restated merger Agreement will not vary in any manner that would be material to our analysis); and (viii) performed such other analysis and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant. We have assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information, representations and warranties concerning AGSI, Canmax or New Canmax provided to or considered by us in connection with our review of the Merger, including the representations and warranties of each party in the merger Agreement, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of AGSI or Canmax, nor have we conducted a physical inspection of the properties and facilities of either company or been furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of AGSI, Canmax and New Canmax. For purposes of our opinion, we have assumed that neither AGSI nor Canmax is a party to any pending transactions, including external financings, recapitalizations or material merger discussions other than the Merger and those activities undertaken in the ordinary course of conducting their respective businesses. We are not expressing any opinion as to what the value of the Canmax Common Stock actually will be when issued to the AGSI stockholders pursuant to the Merger Agreement or the price at which the Canmax Common Stock will trade subsequent to the Merger. We have not been asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternate business strategies that might exist for AGSI or the effect of any other transaction in which AGSI might engage. Our opinion is necessarily based on information available to us, and on economic, market, financial and other conditions and circumstances existing and disclosed to us, as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm it.

     As part of our investment banking business, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for estate, corporate and other purposes. We were engaged solely to render our opinion and have provided no other investment banking services to AGSI or Canmax in connection with the Merger or any other contemplated or completed business transaction. Therefore, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to any alternative transaction.
We will receive a fee for our services performed in connection with the delivery of our opinion. Our opinion, as expressed herein, is provided for the information of the Board of Directors of AGSI in its evaluation of the proposed Merger. Our opinion may not be used circulated, quoted or otherwise referred to, whether in a registration statement, prospectus, proxy statement or other document, or used for any other purpose without our prior written consent. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, and after considering such other matters as we deemed relevant, we are of the opinion that as of the date hereof the per share consideration to be received by the stockholders of AGSI pursuant to the Merger Agreement is fair from a financial point of view to the holders of the AGSI Common Stock.


                                   Very truly yours,

                                   The GulfStar Group, Inc.

                                     APPENDIX D

                              NOTICE OF APPRAISAL RIGHTS

Set forth below is a reproduction of Section 262 of the Delaware General Corporation Law (the "DGCL"). All section references below are to applicable sections of the DGCL.

262  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the marking of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock' and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" means a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 o4 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be PRIMA FACIE evidence of the facts stated herein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall e filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resolution corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Registry in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The by-laws of Canmax provide for the indemnification of an individual made a party to any proceeding because he or she is a director, officer, employee or agent of Canmax against liability incurred in the proceeding if (i) he or she conducted himself or herself in good faith; (ii) he or she reasonably believed that his or her conduct was in or at least not opposed to the best interest of Canmax; and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be committed to directors or persons controlling Canmax, Canmax has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and it is therefore unenforceable.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS

     The following is a list of all exhibits filed as part of this Registration Statement on Form S-4, including those incorporated herein by reference.

     EXHIBIT NO.                       DESCRIPTION OF EXHIBIT

         2.1 Amended and Restated Agreement and Plan of Merger dated June 16, 1997 by and among Canmax, Inc., ("Canmax") Canmax Retail Systems, Inc. ("CRSI") and Auto-Gas Systems, Inc. (included as APPENDIX A to this Joint Proxy Statement/Prospectus that forms a part of this Registration Statement)

         3.1               Articles of Incorporation (file as of Exhibit
                           3.01 to Canmax's Registration Statement on Form 10, File No. 0-22636 (the "Form 10"), and
                           incorporated herein by reference)

         3.2 Bylaws (filed as Exhibit 3.02 to the Form 10 and incorporated herein by reference)

         4.1 Registration Rights Agreement between Canmax and the Dodge Jones Foundation (filed as
                           Exhibit 4.02 to Canmax's Quarterly Report on
                           Form 10-Q for the period ended April 30, 1997 and incorporated herein by reference)

         4.2 Registration Rights Agreement between Canmax and Founders Equity Group, Inc. (filed as
                           Exhibit 4.02 to Canmax's Quarterly Report on
                           Form 10-Q for the period ended April 30, 1997 and incorporated herein by reference).

         4.3               Amended Stock Option Plan (filed as Exhibit
                           10.08 to Canmax's Quarterly Report on Form 10-Q for the period ended July 31, 1996 and incorporated herein by reference).

         5* Opinion of Arter & Hadden (including the consent of such firm) regarding legality of securities being offered.

         8*                Opinion of Gibson, Dunn & Crutcher, L.L.P.
                           regarding certain United States federal income tax consequences.

         10.1              Master Agreement for Computer Software
                           Development, License and Maintenance between
                           CRSI and The Southland Corporation (filed as
                           Exhibit 10.05 to the Form 10 and incorporated herein by reference).

         10.2** Software Development Agreement dated July 1, 1996 between NCR Corporation and CRSI (filed as
                           Exhibit 10.09 to Canmax's Annual Report on Form 10-K for the period ended October 31, 1996).

         23.1* Consent of Arter & Hadden (to be included as a part of its Opinion filed as Exhibit 5 hereto).

         23.2 Consent of Ernst & Young LLP, independent auditors.

         23.3 Consent of Price Waterhouse LLP, independent accountants.

         24.1              Power of Attorney (included on page II-4).

         *To be filed by Amendment
         **Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to Canmax's Application requesting confidential treatment under Rule 406 under the Securities Act of 1933, as amended.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial information or notes thereto.


ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (g) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (I) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (h) Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by each director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit it to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (z)  (1)   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

               (2) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                          SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 13th day of August, 1997.

                                      CANMAX INC.


                                      By:   /s/ Philip M. Parsons
                                            -----------------------------------
                                      Name: Philip M. Parsons
                                            -----------------------------------
                                      Title: Executive Vice President
                                             Chief Financial Officer
                                            -----------------------------------


                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Canmax Inc., do hereby consent and appoint Roger D. Bryant and Philip M. Parsons, or either of them, our true and lawful attorneys and agent, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said Corporation to comply with the Securities Act of 1933 and any rules, regulations and requirement of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, the power and authority to sign for us or any of us in our names and in the capacities indicated below, and any and all amendments (including post-effective amendments) hereto; and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 13th day of August, 1997, by the following persons in the capacities indicated:

/s/ Roger D. Bryant
--------------------------    President,
Roger D. Bryant               Chief Executive Officer and Director
                              (Principal Executive Officer)
/s/ Philip M. Parsons
--------------------------    Executive Vice President, Chief
Philip M. Parsons             Financial Officer and Director
                              (Principal Financial and Accounting Officer)
/s/ Debra L. Burgess
--------------------------    Executive Vice President,
Debra L. Burgess              Chief Operating Officer and Director

--------------------------    Director
Nick DeMare

/s/ Robert M. Fidler
--------------------------    Director
Robert M. Fidler


--------------------------    Director
W. Thomas Rinehart



--------------------------    Director
C. William Robertson

                                      EXHIBIT INDEX


     EXHIBIT NO.                      DESCRIPTION OF EXHIBIT

         2.1 Amended and Restated Agreement and Plan of Merger dated June 16, 1997 by and among Canmax, Inc., ("Canmax") Canmax Retail Systems, Inc. ("CRSI") and Auto-Gas Systems, Inc. (included as APPENDIX A to this Joint Proxy Statement/Prospectus that forms a part of this Registration Statement)

         3.1              Articles of Incorporation (file as of Exhibit
                          3.01 to Canmax's Registration Statement on Form 10, File No. 0-22636 (the "Form 10"), and
                          incorporated herein by reference)

        3.2 Bylaws (filed as Exhibit 3.02 to the Form 10 and incorporated herein by reference)

        4.1 Registration Rights Agreement between Canmax and the Dodge Jones Foundation (filed as
                          Exhibit 4.02 to Canmax's Quarterly Report on
                          Form 10-Q for the period ended April 30, 1997 and incorporated herein by reference)

        4.2 Registration Rights Agreement between Canmax and Founders Equity Group, Inc. (filed as
                          Exhibit 4.02 to Canmax's Quarterly Report on
                          Form 10-Q for the period ended April 30, 1997 and incorporated herein by reference).

        4.3               Amended Stock Option Plan (filed as Exhibit
                          10.08 to Canmax's Quarterly Report on Form 10-Q for the period ended July 31, 1996 and incorporated herein by reference).

        5* Opinion of Arter & Hadden (including the consent of such firm) regarding legality of securities being offered.

        8*                Opinion of Gibson, Dunn & Crutcher, L.L.P.
                          regarding certain United States federal income tax consequences.

        10.1              Master Agreement for Computer Software
                          Development, License and Maintenance between
                          CRSI and The Southland Corporation (filed as
                          Exhibit 10.05 to the Form 10 and incorporated herein by reference).

        10.2** Software Development Agreement dated July 1, 1996 between NCR Corporation and CRSI (filed as
                          Exhibit 10.09 to Canmax's Annual Report on Form 10-K for the period ended October 31, 1996).

        23.1* Consent of Arter & Hadden (to be included as a part of its Opinion filed as Exhibit 5 hereto).

        23.2 Consent of Ernst & Young LLP, independent auditors.

        23.3 Consent of Price Waterhouse LLP, independent accountants.

        24.1              Power of Attorney (included on page II-4).

        *To be filed by Amendment
        **Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to Canmax's Application requesting confidential treatment under Rule 406 under the Securities Act of 1933, as amended.